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BAVARIAN NORDIC A/S INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on January 4, 2016

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bavarian Nordic A/S
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

The Kingdom of Denmark (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	NOT APPLICABLE (I.R.S. Employer Identification Number)

Hejreskovvej 10A
DK-3490 Kvistgaard
Denmark
+45 33 26 83 83
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Seth Lewis
Bavarian Nordic Inc.
595 Penobscot Drive
Redwood City, CA 94063
(978) 341-5271
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Divakar Gupta Joshua A. Kaufman John Wilkinson Cooley LLP The Grace Building 1114 Avenue of the Americas New York, NY 10036 Telephone: (212) 479-6000 Facsimile: (212) 479-6275	Jonathan L. Kravetz Brian P. Keane John T. Rudy Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Telephone: (617) 542-6000 Facsimile: (617) 542-2241

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Shares, DKK 10 nominal value per share(3)	$86,250,000	$8,685.38

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended. Includes the American Depositary Shares that the underwriters have the option to purchase to cover over allotments, if any.
(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)
Each ADS represents             of a share. ADSs issuable upon deposit of the shares registered hereby have been registered pursuant to a separate registration statement on Form F-6.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any U.S. state or other jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated January 4, 2016

American Depositary Shares
Representing            Shares

Bavarian Nordic A/S

This is an initial public offering of                  American Depositary Shares, or ADSs, representing                  shares of Bavarian Nordic A/S. Each ADS represents           of a share of Bavarian Nordic A/S of nominal value Danish kroner, or DKK, 10. We anticipate the initial public offering price of our ADSs will be between $              and $             per ADS.

Currently, our shares are traded on Nasdaq Copenhagen A/S ("Nasdaq Copenhagen") under the symbol "BAVA" and our ADSs are traded on the over-the-counter market in the United States under the symbol "BVNRY." The closing price of our shares on Nasdaq Copenhagen on                , 2016 was DKK             per share, which equals a price of $             per ADS based on the U.S. dollar/DKK exchange rate as of                  , 2015 and an ADS-to-share ratio of          . We have applied to list the ADSs on The NASDAQ Global Select Market under the symbol "BAVN."

We are an "emerging growth company" as defined by the Jumpstart Our Business Startups Act of 2012 and as such, will be subject to reduced public company reporting requirements for this prospectus and future filings.

Investing in the ADSs involves risks that are described in the "Risk Factors" section beginning on page 14 of this prospectus.

None of the Securities and Exchange Commission, any U.S. state securities commission, the Danish Financial Supervisory Authority, or any other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Price to the public	$	$
Underwriting commission(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses. See "Underwriting" beginning on page 185 of this prospectus for additional information.

The underwriters may also exercise their option to purchase up to an additional           ADSs from us, at the same price per ADS as paid for the ADSs offered hereby, for 30 days after the date of this prospectus.

The ADSs will be ready for delivery through the facilities of The Depository Trust Company on or about                  , 2016.

Cowen and Company	Piper Jaffray
Nomura

                           , 2016

Bavarian Nordic A/S headquarters and commercial scale vaccine production facility in Kvistgaard, Denmark.

        Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell ADSs and seeking offers to purchase ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of ADSs.

        Until                           , 2016 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside of the United States: Neither we nor any of the underwriters have taken any action to permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

        Bavarian Nordic, PROSTVAC and IMVAMUNE/IMVANEX are trademarks of ours that we use in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to our trademark and tradenames.

i

PRESENTATION OF FINANCIAL INFORMATION

        We maintain our books and records in Danish kroner, or DKK, and report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the consolidated financial statements in this prospectus were prepared in accordance with accounting principles generally accepted in the United States. Except with respect to U.S. dollar amounts presented as contractual terms, all amounts that are presented in U.S. dollars herein have been translated into DKK solely for convenience at an assumed exchange rate of DKK 6.66 per 1.00 U.S. dollar, which was the exchange rate as of September 30, 2015, as reported by Danmarks Nationalbank. We use the symbol "$" to refer to the U.S. dollar herein.

PRESENTATION OF SHARE INFORMATION

        All references to "shares" in this prospectus refer to shares of Bavarian Nordic A/S of nominal value DKK 10 per share.

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PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in the ADSs, you should read this entire prospectus carefully, including the sections of this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements contained elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to the "company," "Bavarian Nordic," "we," "us" and "our" refer to Bavarian Nordic A/S and its subsidiaries. In this prospectus, references to "DKK" are to Danish kroner, the lawful currency of the Kingdom of Denmark.

Overview

        We are a fully integrated biotechnology company developing, manufacturing and commercializing novel vaccines for the prevention of life-threatening infectious diseases and the treatment of cancer. We focus on diseases for which the unmet medical need is high and for which we can harness the power of the immune system to induce a response. Our live virus vaccine platform employs poxviruses in a modular approach to create our vaccines. This platform has generated one commercial product for smallpox, one Phase 3 immunotherapy candidate for prostate cancer, one Phase 3 candidate for Ebola and several other clinical programs in the areas of infectious disease and oncology. We recognized revenue of $182 million in 2013 and $183 million in 2014 primarily from sales of our commercial smallpox vaccine, IMVAMUNE/IMVANEX. This revenue has enabled us to invest significant capital into research and development activities, the expansion of our production infrastructure and the advancement of our clinical pipeline.

        Our poxvirus vaccines are designed to enhance the immune system through the production of antibodies and the stimulation of T-cells. The poxvirus family consists of viruses with larger DNA genomes than other viruses. The large genome of poxviruses allows for insertion of genetic material encoding for multiple and relatively large antigens, which are toxins or foreign substances that induce an immune response. This enables us to create vaccines for a wide variety of diseases. It also permits us to target multiple antigens for a single disease, which we believe leads to a more robust vaccine. There are three types of poxviruses that we may employ to achieve a desired effect: Modified Vaccinia Ankara, or MVA, vaccinia and Fowlpox. We optimize these poxviruses with our proprietary technology to incorporate an antigen in order to create recombinant viral vaccines. We employ these viruses in various combinations for both the initial vaccination, or primer, and subsequent vaccination(s), or booster(s).

        Our vaccine expertise has led to a 10+ year relationship with the U.S. government, pursuant to which we have been awarded approximately $1.2 billion in contracts. To date, we have recognized more than $900 million of revenue from these contracts. We believe that we are well positioned to generate additional revenue from such contracts due to our track record of success, relationships with U.S. governmental agencies and the quality of our live virus vaccines. More recently, we believe our platform has been validated by commercial relationships with two large pharmaceutical companies, Bristol-Myers Squibb, or BMS, for PROSTVAC, our Phase 3 cancer immunotherapy candidate, and the Janssen Pharmaceutical Companies of Johnson & Johnson, or Janssen, for our Ebola vaccine candidate and additional infectious disease targets. We also work closely with the National Cancer Institute, or NCI, and the National Institutes of Health, or the NIH, towards the development of key technologies underlying our product candidates.

        The chart below summarizes our active clinical development programs:

        In addition to our clinical pipeline, we have multiple ongoing preclinical programs. These include multiple contracts with U.S. government agencies, including the NCI and the Biomedical Advanced Research and Development Authority, or BARDA. Through the Janssen collaboration, we are also exploring additional diseases and targets; specifically, MVA-BN is being evaluated in preclinical stages for the early treatment and prevention of human papillomavirus, or HPV, induced cancers as well as in two undisclosed infectious disease targets for the potential expansion of the agreement. We and Janssen are also developing the MVA-BN vaccine to target Marburg virus. We also continue to collaborate with the NCI and to develop our own proprietary immunotherapy programs.

        We own and operate a fully integrated, highly scalable current Good Manufacturing Practices, or cGMP, commercial scale vaccine production facility in Kvistgaard, Denmark, which we believe reduces our dependency on sub-contractors. This facility has been inspected by the European Medicine Agency, or EMA, and the U.S. Food and Drug Administration, or FDA, without notice of any material deficiency. Our filling and finishing capabilities at this facility were established to support the commercial launch of PROSTVAC. Our ability to manufacture our live virus vaccines has been demonstrated by our production of 28 million doses of IMVAMUNE/IMVANEX for smallpox and more than 2 million doses of our MVA-BN Filo product candidate for Ebola to date.

        We have built an extensive patent portfolio comprised of more than 740 granted/issued patents and more than 240 pending patent applications.

Our Infectious Disease Portfolio

IMVAMUNE/IMVANEX—Smallpox Vaccine

        Smallpox is a contagious, disfiguring and often deadly disease. The Department of Homeland Security has declared smallpox to be a material threat to national security, and the U.S. Centers for Disease Control and Prevention classifies smallpox as a Category A bioterror agent. No cure or treatment for smallpox exists. The only existing vaccine approved for use in the United States to prevent smallpox is ACAM2000, a live replicating virus. ACAM2000 has several important drawbacks, including known cardiac toxicity with suspected cases of myocarditis and pericarditis observed in 5.7 per 1,000 individuals vaccinated. Additionally, the administration of the vaccine is contraindicated for certain individuals in the United States, including those with severe immunodeficiency. In the United States, this translates into a population of over 66 million people.

        IMVAMUNE, which is also marketed under the trade name IMVANEX in Europe, is a non-replicating smallpox vaccine that is suitable for use in people for whom replicating smallpox vaccines are contraindicated. The vaccine is currently commercialized in a liquid frozen formulation. The vaccine is the only non-replicating smallpox vaccine approved in Europe for use in the general adult population. Although not yet approved in the United States, we have also supplied 28 million doses of IMVAMUNE/IMVANEX to the U.S. government. The U.S. government stockpiles IMVAMUNE/IMVANEX, which it would be able to distribute under an emergency use authorization, or EUA, in the event of an emergency outbreak of smallpox. IMVAMUNE is currently being evaluated in a Phase 3 program to support U.S. approval by the FDA for the entire population. We recognized revenue of DKK 839 million ($126 million) and DKK 1,024 million ($154 million) in 2013 and 2014, respectively, from sales of IMVAMUNE/IMVANEX.

        We are also developing a freeze dried formulation of IMVAMUNE/IMVANEX under a contract with the U.S. government to replace the current liquid frozen version. Due to a potential shelf life of approximately 10 or more years, we believe that our freeze dried formulation is well positioned to fulfill the U.S. government's long-term requirements for a smallpox vaccine. In May 2015, we reported data from a pivotal Phase 2 randomized, double-blind trial that enrolled 650 vaccinia-naïve healthy subjects to compare the safety and immunogenicity of our freeze dried and liquid frozen formulations of IMVAMUNE/IMVANEX. The antibody response induced by the freeze dried vaccine was equivalent to the antibody response induced by the liquid frozen formulation, meeting the primary endpoint of the trial. These results provided the final clinical data required to support stockpiling of this next generation of the vaccine and the validation of the production process remains the final step towards meeting the overall requirements for the stockpiling of the vaccine by BARDA.

MVA-BN RSV—Respiratory Syncytial Virus Vaccine Candidate

        Respiratory syncytial virus, or RSV, is the most common cause of lower respiratory tract infection in infants and children worldwide, resulting in a high number of hospitalizations. RSV infections are responsible each year for a similar number of deaths as the flu in children up to age 14, as well as in the elderly population. While numerous efforts have been made to develop a prophylactic vaccine, there is currently no approved vaccine against RSV.

        Our product candidate, MVA-BN RSV, has been shown to be highly efficacious in preclinical models, demonstrating both an antibody and a T-cell response from the immune system. Published data have shown that both responses are required to prevent an RSV infection. In addition to antibodies in the blood, the presence of antibodies in the mucous membranes is an important barrier to infection by RSV. Preclinical studies and clinical trials have shown that MVA-BN RSV brings about such an antibody response in the mucosa. Following a pre-investigational new drug application, or IND, meeting with the FDA, a Phase 1 trial in healthy adults was initiated in August 2015. This

Phase 1 trial, which is being conducted in the United States, is evaluating the safety, tolerability and immunogenicity of our recombinant MVA-BN-based RSV vaccine in 63 healthy adults, ages 18 to 65. The trial is now fully enrolled and we anticipate results will be reported in the first half of 2016. If the Phase 1 trial is successful, we intend to rapidly progress our RSV vaccine candidate into multiple Phase 1 and Phase 2 trials in elderly and adult at-risk populations, as well as the pediatric population.

MVA-BN Filo—Ebola Vaccine Candidate and Agreement with Janssen

        In 2014, in response to the crisis in West Africa, we accelerated the development and production of MVA-BN Filo, a new Ebola vaccine candidate that may eventually be deployed in a campaign to help stem a future outbreak of Ebola. This important development was possible because we recognized the public health dangers of Ebola and initiated a filovirus vaccine program in 2010. In October 2014, we entered into an agreement pursuant to which we granted Janssen an exclusive license for our MVA-BN Filo vaccine candidate. We received an upfront payment of $25 million and are entitled to receive up to $20 million in milestone payments. We are also entitled to royalties from sales outside of Africa. In consideration of the recent outbreak of Ebola in Africa, we have elected not to receive royalties from sales of MVA-BN Filo vaccine in Africa. We have also entered into a supply agreement with Janssen under which we will produce and deliver bulk material for a total value of $99 million. Furthermore, Johnson & Johnson Development Corporation made a $43 million equity investment in our company.

        MVA-BN Filo is a prime-boost regimen consisting of a primer, Ad26.ZEBOV, which Janssen developed, and a boost, MVA-BN Filo, which we developed. Backed by worldwide health authorities, Janssen is fast-tracking the clinical development of this prime-boost vaccine regimen. Janssen presented preliminary results from a Phase 1 trial in May 2015, which showed that the prime-boost vaccine regimen was immunogenic. A multicenter Phase 2 clinical trial was initiated by Janssen in the United Kingdom and France in July 2015. A second Phase 2 trial with an expected enrollment of approximately 1,188 subjects and a Phase 3 trial with an expected enrollment of approximately 440 subjects have also been initiated in Africa. Data from the Phase 3 clinical trial in Africa are expected in 2016.

        Following the Ebola vaccine agreement, in December 2015, we entered into a collaboration and license agreement with Janssen. Pursuant to the agreement, Janssen will acquire exclusive rights to our MVA-BN technology for use in a prime-boost vaccine regimen together with Janssen's adenovirus vector based technology. The goal is to develop a vaccine to treat chronic HPV infections as well as prevent precancerous stages of HPV-induced cancer. HPV is known to be the primary cause of cervical cancer and certain types of head and neck cancer, in addition to a number of more rare cancers. Janssen continues to retain an exclusive option to license MVA-BN for two additional infectious disease targets. Given the clinical efficacy seen in the reported Ebola prime-boost vaccine regimen, we believe that this prime-boost approach warrants additional investigation in several infectious diseases.

Our Cancer Immunotherapy Portfolio

        Immunotherapy is part of a growing field in cancer research and treatment. Our product candidates have been designed to enhance a specific T-cell response against a tumor target. By eliciting a strong T-cell immune response, immunotherapies may slow the progress of the disease and increase overall survival, or OS, with an improved safety profile compared to many traditional chemotherapies and hormone treatments. Another benefit of the enhanced T-cell response is that the tumor is subsequently more immunogenic and sensitive to additional targeted therapies. Based on trials conducted to date, we believe that the favorable side effect profile of our product candidates may allow them to be combined with other cancer therapies and to be used at earlier stages of disease. We are developing our immunotherapy product candidates to be used both in monotherapy and in combination regimens.

PROSTVAC for the Treatment of Prostate Cancer

        According to the CDC, prostate cancer is the most common cancer in U.S. men. The American Cancer Society estimates that in 2015, approximately 220,800 new cases of prostate cancer will be diagnosed and approximately 27,540 deaths will occur. While there has been meaningful progress in the treatment of prostate cancer, including approvals of new drugs by the FDA, we believe that combination therapy holds great potential to provide a clinically meaningful advance.

        PROSTVAC is a prostate-specific antigen targeted immunotherapy candidate currently in Phase 3 development for the treatment of patients with asymptomatic or minimally symptomatic metastatic castration-resistant prostate cancer, or mCRPC. PROSTVAC has been administered to more than 1,500 patients in more than 14 ongoing or completed Phase 1, Phase 2 and Phase 3 clinical trials. In several of these trials, the administration of PROSTVAC has resulted in a robust T-cell response and promising evidence of safety and efficacy, including a survival benefit, both as monotherapy and when dosed in combination with other therapies, including checkpoint inhibitors, a class of drugs that may enhance the anti-tumor T-cell response.

        In March 2015, we entered into an option agreement with BMS granting BMS an option to license and commercialize PROSTVAC that included a $60 million upfront payment. If BMS exercises the option and the license goes into effect, we would be entitled to milestone payments up to an aggregate of $915 million, as well as royalty payments on the development and commercialization of PROSTVAC. See the section of this Prospectus entitled "Business—Our Partnerships—Agreement with BMS Regarding PROSTVAC." We believe that BMS's strong presence in cancer immunotherapy makes them an ideal partner to maximize the potential of PROSTVAC.

        PROSTVAC has been the subject of multiple Phase 2 clinical trials. In these trials, PROSTVAC used as monotherapy or in combination therapy, has consistently shown an OS benefit compared to either median predicted survival, based on historical data, or placebo-controls. The largest and most robust of these Phase 2 trials was a multicenter, double-blind, placebo-controlled trial enrolling 125 mCRPC patients randomized 2:1 in favor of PROSTVAC. Patients receiving PROSTVAC also received granulocyte macrophage colony-stimulating factor, or GM-CSF, in order to stimulate the production of white blood cells. Placebo patients did not receive GM-CSF. Data showed the PROSTVAC and GM-CSF combination was well-tolerated and associated with a 44% reduction in the death rate, and an 8.5-month improvement in median OS.

        We are currently evaluating PROSTVAC in a Phase 3 clinical trial, which is known as PROSPECT. PROSPECT is a global randomized, double-blind, placebo-controlled trial in patients with asymptomatic or minimally symptomatic mCRPC. The primary objective of the trial is to determine whether the OS of patients receiving PROSTVAC, with or without the addition of GM-CSF, is superior to that of patients receiving placebo. While the placebo-controlled Phase 2 trial included the use of GM-CSF, additional clinical work has shown that the administration of GM-CSF with PROSTVAC may not be required. The PROSPECT trial was designed to potentially rule out the need for GM-CSF.

        The enrollment criteria for the PROSPECT trial was designed to enroll patients who we believe would benefit most from PROSTVAC. We believe that immunotherapy takes time to demonstrate its beneficial effects, and we therefore seek to select patients who we believe have a sufficient life expectancy to benefit from PROSTVAC. Using the randomized Phase 2 trial as a guide, certain entry criteria were amended to better identify patients who we believe have a better chance of benefiting from PROSTVAC. Although the trial is powered to detect a difference in survival between active treatment and placebo at final analysis, three pre-specified interim analyses of data have been integrated into the statistical plan to evaluate whether the trial should continue as planned or potentially be stopped early for efficacy or futility. While PROSPECT is event driven, the trial met its target enrollment as of December 2014 and was fully enrolled as of January 2015, and we anticipate reporting top-line data in 2017.

        We also believe that PROSTVAC has significant potential in combination therapy. Among the ongoing clinical trials of PROSTVAC that we are conducting are five Phase 2 clinical trials sponsored by the NCI, evaluating PROSTVAC in earlier prostate cancer disease settings and/or in combination with several other therapies, including checkpoint inhibitors. Following long-term survival data from a combination trial of PROSTVAC and ipilimumab, which indicated potential synergy, we have also agreed with BMS to perform a trial evaluating the combination of PROSTVAC with one of BMS's checkpoint inhibitors, which is expected to be initiated by early 2016.

CV 301 for the Treatment of Multiple Solid Tumors

        CV 301 is a cancer immunotherapy candidate that targets two tumor-associated antigens, CEA and MUC-1, that are over-expressed in major cancer types, including lung, bladder and colorectal cancer. CV 301 and its precursors have been tested in 6 ongoing or completed NCI-sponsored clinical trials in various cancers, and more than 300 patients have been treated with the product candidate. One trial, which investigated the effects of CV 301 in 74 patients with resected metastatic colorectal cancer, showed a significant survival benefit over a set of matched, controlled patients who were treated at Duke University. These matched, controlled patients were not enrolled in the trial, but were colorectal cancer patients undergoing approved therapies, and each group was evaluated to compare how OS differed. While CV 301 is currently being evaluated in a Phase 2 clinical trial as monotherapy for the treatment of bladder cancer at the NCI, we are also developing an improved construct of CV 301 and expect to initiate production of new clinical trial material in the coming months in bladder and colorectal indications, among others.

        Combination treatments continue to play an important role in the rapidly changing cancer treatment paradigm. Our strategy is to develop CV 301 for use in combination with checkpoint inhibitors, as there have been promising preclinical data in this area. While we have rights to multiple indications for CV 301, the initial target will be non-small cell lung cancer, or NSCLC. We expect to initiate a Phase 2 clinical trial in the second half 2016 for the treatment of NSCLC. While NSCLC represents the first clinical target in a combination regimen we plan to initiate no less than three separate randomized, placebo-controlled Phase 2 trials in NSCLC, bladder cancer and colorectal cancer, in combination with assorted checkpoint inhibitors. These trials will evaluate the efficacy of the individual components, as well as the combination of the vaccine and checkpoint inhibitor to determine what, if any, synergy can be seen in combination.

MVA-BN Brachyury for the Treatment of Metastatic Cancer and Chordoma

        MVA-BN Brachyury is a cancer immunotherapy developed using our live virus platform. It is designed to induce a robust T-cell immune response against brachyury, a tumor-associated antigen that is overexpressed in major solid tumor indications. Brachyury is reported to play a key role in the metastasis and progression of tumors. Tumors that overexpress brachyury are believed to be highly resistant to current therapies and are associated with decreased survival rates.

        In November 2015, we released the results of an NCI-sponsored Phase 1 trial of MVA-BN Brachyury in patients with metastatic cancer or chordoma, an ultra-orphan, or extremely rare, brachyury-expressing cancer of the skull and spine. The trial was an open-label, Phase 1 trial and enrolled 38 patients with metastatic cancer or chordoma. The objective of the trial was to determine the safety and tolerability of escalating doses of MVA-BN Brachyury and to evaluate immunologic responses as measured by an increase in brachyury-specific T-cells. Data from this trial demonstrated for the first time that an MVA-BN based vaccine targeting brachyury can induce brachyury-specific T-cell immune responses in advanced cancer patients. MVA-BN Brachyury was well-tolerated with no dose limiting toxicities. The maximum tolerated dose was not reached and no serious adverse vaccine-related events were observed. We intend to continue to work with the NCI to evaluate MVA-BN Brachyury in multiple solid tumors. We retain exclusive rights to this program and will determine if and when a corporate partnership is appropriate.

Competitive Advantages

        We are a fully integrated biotechnology company, and we believe that we have several key competitive advantages in developing, producing and commercializing live virus vaccines:

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  Existing revenue generation supports current development pipeline.  Our existing revenue generation from our government contracts and from our commercial partnerships can be used to invest in the advancement of our development pipeline.

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  Modular and proprietary vaccine technology.  Our poxvirus-based vaccine platform takes a modular approach to live virus vaccine development, which we believe allows us to develop effective vaccines with a favorable safety profile that can be used across a variety of indications in infectious diseases and cancer.

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  Fully operational, commercial scale cGMP production facility.  Our ability to effectively and efficiently produce our live virus vaccines has been demonstrated by our production of 28 million doses of IMVAMUNE/IMVANEX and more than 2 million doses of MVA-BN Filo to date.

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  Ongoing relationships with government agencies.  The process for entering into government contracts is often time-consuming and complicated. We have entered into contracts with the U.S. government worth approximately $1.2 billion, of which we have recognized over $900 million in revenue to date.

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  Validating collaborations with BMS and Janssen.  We have entered into an agreement granting BMS an option to commercialize PROSTVAC on a global basis and partnerships with Janssen for the development of MVA-BN Filo and a preclinical program.

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  Broad intellectual property estate.  We own a broad patent portfolio of more than 740 patents and more than 240 patent applications related to our vaccine technology.

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  Experienced management team.  We have a strong management team with broad expertise in the development of vaccine technologies.

Our Strategy

        We have developed our live virus vaccine platform over more than 20 years with the goal of protecting the world's general and at-risk populations by providing highly immunogenic and differentiated technologies with a favorable safety profile. Our strategy includes the following elements:

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  Maintain the global leadership of our IMVAMUNE/IMVANEX franchise.

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  Maximize PROSTVAC's commercial potential as monotherapy and in combination regimens.

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  Rapidly advance our pipeline of infectious disease programs.

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  Establish a broad and deep cancer immunotherapy franchise.

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  Continue to evaluate value-maximizing collaborations.

 Risks Associated with Our Business

        Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the "Risk Factors" section of this prospectus immediately following this prospectus summary. These risks include the following:

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  For certain clinical development programs, we depend on collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell our product candidates. If such collaboration partners fail to perform as expected, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.

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  Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the EMA, FDA and other similar regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of these product candidates.

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  Most of our immediately foreseeable future revenues are contingent upon grants and contracts from agencies of the U.S. government. We also contract with other governments and public authorities, and there is a risk that political factors may have a material adverse effect on existing orders and our ability to enter into contracts and on the terms and conditions of such contracts.

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  We manufacture clinical and commercial supplies or our product candidates at a single location. Any disruption at this facility could adversely affect our business and results of operations.

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  Our product candidates are complex to manufacture, and we may encounter difficulties in production that could have a material adverse effect on our business and financial results.

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  If we are unable to obtain or protect intellectual property rights related to our products and product candidates, we may not be able to compete effectively in our market.

Corporate Information

        Our company was incorporated on July 1, 1992 as a private limited liability company (in Danish: Anpartsselskab, or ApS) under Danish law and is registered with the Danish Business Authority (in Danish: Erhvervsstyrelsen) in Copenhagen, Denmark under registration number (CVR) no. 16271187. On September 3, 1994, our company was converted into a public limited liability company (in Danish: Aktieselskab, or A/S). Our company's headquarters and registered office is Hejreskovvej 10A, DK-3490 Kvistgaard, Denmark and our telephone number is +45 33 26 83 83. Our website address is www.bavarian-nordic.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only.

Implications of Being an "Emerging Growth Company" and a Foreign Private Issuer

        As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the

JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  ▪
  a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure; and

  ▪
  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

        We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, have more than $700 million in market value of the equity securities held by non-affiliates, or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of shares and ADSs may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event that we convert to accounting principles generally accepted in the United States (which we do not currently intend to do) while we remain an emerging growth company, we have irrevocably elected to opt out of such extended transition period.

        Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  ▪
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  ▪
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  ▪
  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

        Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

 THE OFFERING

American Depositary Shares (ADSs) offered by us	ADSs
ADSs

Each ADS represents             of a share. As an ADS holder, you will not be treated as one of our shareholders, you will not have shareholder rights, and you may not be able to exercise your right to vote the shares underlying your ADSs. You will have the contractual rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. ADS holders may only exercise voting rights with respect to the shares underlying the ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. At our 2016 annual general meeting, we intend to propose that our articles of association be amended to permit pass-through voting by ADS holders, who, assuming the success of such proposal, would thereafter be permitted to indicate their voting preference to the depositary in accordance with and subject to the depositary's procedures. The depositary will try, as far as practical, to vote the shares underlying the ADSs as instructed by ADS holders. To better understand the terms of the ADSs, see the sections of this Prospectus entitled "Description of American Depositary Shares" and "Risk Factors—Risks Related to this Offering." We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Shares to be outstanding after this offering

             shares (including             shares underlying the             ADSs issued in this offering), provided the option granted to the underwriters to purchase up to             additional ADSs is not exercised. If the underwriters exercise the option to purchase additional ADSs in full, the shares outstanding after this offering will be             shares. See the calculation of our shares to be outstanding after this offering on page 11 of this prospectus.

Option to purchase additional ADSs	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to additional ADSs representing shares.
Depositary	Deutsche Bank Trust Company Americas

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional ADSs in full after deducting the underwriting commission and estimated offering expenses payable by us, based on an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover of this prospectus. We expect to use the net proceeds from this offering to advance our infectious disease and cancer immunotherapy portfolios, to build line extensions to our existing manufacturing capabilities and to fund working capital and for general corporate purposes.

See "Use of Proceeds" for a more complete description of the intended use of proceeds from this offering.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in the ADSs.
Proposed symbol on The NASDAQ Global Select Market	"BAVN"

The number of shares to be outstanding after this offering is based on 27,834,374 shares outstanding as of September 30, 2015, and excludes (i) 149,797 shares issued upon the exercise of outstanding warrants on November 16, 2015 at an exercise price of DKK 59.1 per share, (ii) 35,500 shares issued upon the exercise of outstanding warrants on November 16, 2015 at an exercise price of DKK 54.1 per share and (iii) up to 1,624,605 shares that may be issued upon the exercise of outstanding warrants at a weighted average exercise price of DKK 148.33 per share. Unless otherwise indicated, the number of shares described assumes no exercise of the underwriters' option to purchase up to                  additional ADSs.

We currently maintain a Level 1 American Depositary Receipt program in the United States sponsored by the depositary, through which our outstanding ADSs are traded over-the-counter in the United States under the symbol "BVNRY." As of December 30, 2015, the depositary has informed us that there were 31,417 ADSs outstanding. Upon approval (if granted) of our application to list the ADSs offered hereby on The NASDAQ Global Select Market, the outstanding ADSs will also be uplisted to The NASDAQ Global Select Market, and will thereafter trade alongside the ADSs offered hereby under the symbol "BAVN" upon commencement of trading on The NASDAQ Global Select Market, which is anticipated to commence at the opening of such exchange immediately following the pricing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables present summary consolidated financial data for our business.

        We derived the summary consolidated income statements data for the years ended December 31, 2014 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated income statements data for the nine months ended September 30, 2015 and 2014 and the summary consolidated statement of financial position data as of September 30, 2015 from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The pro forma data included in the summary consolidated statement of financial position data is unaudited.

        We maintain our books and records in DKK, and prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB and our unaudited condensed consolidated interim financial statements in accordance with IAS 34 Interim Financial Reporting as issued by the IASB.

        You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

Consolidated Income Statements Data:

	Year Ended December 31,			Nine Months Ended September 30,
	2014	2014	2013	2015	2015	2014
(in millions, except per share amounts)	$(1)	DKK	DKK	$(1)	DKK	DKK
Revenue	$182.7	1,216.8	1,212.5	$105.6	703.0	675.6
Production costs	74.4	495.1	484.7	36.9	245.7	328.1

Gross profit	108.3	721.7	727.8	68.7	457.3	347.5
Research and development costs	71.9	478.9	496.6	44.5	296.8	313.5
Distribution costs	6.8	45.1	40.8	5.0	33.0	34.4
Administrative costs	27.1	181.0	157.0	18.8	125.3	120.9

Total operating costs	105.8	705.0	694.4	68.3	455.1	468.8

Income (loss) before interest and tax (EBIT)	2.5	16.7	33.4	0.4	2.2	(121.3)
Financial income	8.6	57.3	6.6	11.8	78.9	40.0
Financial expenses	1.5	9.7	33.8	3.1	20.6	3.2

Income (loss) before company tax	9.6	64.3	6.2	9.1	60.5	(84.5)
Tax (benefit) on income (loss) for the year	5.7	38.4	52.9	0.5	3.4	(12.5)

Net profit (loss) for the year	$3.9	25.9	(46.7)	$8.6	57.1	(72.0)

Earnings per share (EPS)
Basic earnings per share	$0.15	1.0	(1.8)	$0.32	2.1	(2.8)
Diluted earnings per share	$0.15	1.0	(1.8)	$0.32	2.1	(2.8)

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.66 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of September 30, 2015.

 Consolidated Statement of Financial Position Data:

        The table below presents our unaudited condensed consolidated statement of financial position data as of September 30, 2015:

  ▪
  on an actual basis; and

  ▪
  on a pro forma basis to give further effect to the sale of                   ADSs representing                  shares in this offering at an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting commission and estimated offering expenses payable by us and provided the underwriters do not exercise the option to purchase additional ADSs.

	As of September 30, 2015
	Actual		Pro Forma(1)
(in millions)	$(2)	DKK	$(2)	DKK
Securities, cash and cash equivalents	$185.3	1,233.9	$
Total assets	$321.2	2,139.1	$
Retained earnings	$158.0	1,052.1	$
Equity	$195.6	1,302.7	$
Non-current debt to credit institutions	$4.7	31.8	$
Current debt to credit institutions	$0.3	2.0	$
Total liabilities	$125.6	836.4	$

(1)
Each $             (DKK                  ) increase or decrease in the assumed initial public offering price of $             per ADS (DKK                   ), which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, respectively, the amount of securities, cash and cash equivalents, total assets and equity by $             (DKK                  ), assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting commission and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase or decrease of                  in the number of ADSs we are offering would increase or decrease, respectively, the amount of securities, cash and cash equivalents, total assets and equity by $              (DKK                  ), assuming the assumed initial public offering price per ADS, as set forth on the cover page of this prospectus, remains the same. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.66 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of September 30, 2015.

RISK FACTORS

        Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in the ADSs. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We may not be able to sustain our limited profitability.

        We recognized limited profits in 2014 and the first nine months of 2015. Our ability to generate revenue from product sales and sustain our limited profitability depends on our ability to continue to successfully commercialize IMVAMUNE/IMVANEX and the ability of us and our collaboration partners to successfully complete the development of our product candidates and obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. Our ability and our collaborators' ability to generate future revenue from product sales or pursuant to milestone payments depend heavily on many factors, including, but not limited to:

  ▪
  completing research activities and preclinical and clinical development of our product candidates;

  ▪
  continuing sales of IMVAMUNE/IMVANEX to the United States and other governments;

  ▪
  successfully completing the Phase 3 trial of PROSTVAC as monotherapy or alternate trials of PROSTVAC as part of combination therapy;

  ▪
  on our own or, together with our strategic collaboration partners, obtaining regulatory approvals for our product candidates;

  ▪
  negotiating favorable terms of and entering into collaboration, licensing or other arrangements;

  ▪
  the ability of our collaboration partners to successfully commercialize and/or our ability to commercialize or co-promote our product candidates;

  ▪
  obtaining market acceptance of our product candidates, if approved;

  ▪
  addressing any competing technological and/or market developments;

  ▪
  identifying, assessing, acquiring, in-licensing and/or developing new product candidates;

  ▪
  maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, and our ability to develop, manufacture and commercialize our product candidates and products without infringing intellectual property rights of others; and

  ▪
  attracting, hiring, and retaining qualified personnel.

        A substantial portion of our revenues are attributable to government contracts and substantial delays in purchase decisions by governmental entities, governments' decisions on when and if to exercise certain options under their contracts with us, and the timing of when we achieve certain milestones that would entitle us to payment could cause our revenues and income to drop substantially or to fluctuate significantly between fiscal periods.

        In cases where we, or our collaboration partners, are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part,

upon the size of the markets in the territories for which regulatory approval is granted, the price or prices at which we are able to sell such products and our ability to get paid or reimbursed for our products at such prices. If the number of individuals suitable for our product candidates is not as significant as we estimate, the indications approved by regulatory authorities are narrower than we expect or the reasonably accepted population for vaccination is narrowed by competition, physician choice or vaccination guidelines, we may not generate significant revenue from the sale of such products, even if approved. Our failure to generate revenue from sales of one or more of our product candidates or pursuant to upfront or milestone payments could have a material adverse effect on our business and financial results.

For certain clinical development programs, we depend on collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell our product candidates. If such collaboration partners fail to perform as expected, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.

        For certain programs, we may rely on our collaboration partners to develop, conduct clinical trials of, and commercialize our product candidates. We have existing collaborations with the United States Public Health Service, or PHS, the NIH, BMS and Janssen. We may also enter into collaboration agreements with other parties in the future relating to our other product candidates. Ultimately, if such product candidates are advanced through clinical trials and receive marketing approval from the EMA, the FDA or similar regulatory authorities, certain of our collaboration partners may be responsible for commercialization of these collaboration products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such collaboration products depends on the successful development, regulatory approval, marketing and commercialization by our collaboration partners. If our collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner, or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our product candidates could be delayed or terminated and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to generate future revenue from royalties and milestone payments from such product candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business and financial results.

        In addition, certain collaboration agreements provide our collaboration partners with rights to terminate such agreements and licenses under various conditions, which, if exercised, would adversely affect our product development efforts, could make it difficult for us to attract new partners and adversely affect our reputation. Our collaboration partners may have the right to terminate their respective collaboration agreements with us in the event of one or more of the following reasons: our uncured material breach of the agreement for convenience or our failure, or our product candidates' failure to meet certain specified milestones. For example, under our license agreements with PHS, which provide us with the right to use certain intellectual property related to our cancer immunotherapy product candidates, PHS has the right to terminate these license agreements if we fail to execute our development plan or reach certain milestones by certain dates. Furthermore, under our agreement with BMS, BMS may choose not to exercise its option to take a license to PROSTVAC.

        The timing and amount of any milestone and royalty payments we may receive under our agreements with our collaboration partners will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our product candidates. We cannot be certain that any of the development and regulatory milestones will be achieved or that we will receive any future milestone payments under these agreements. In addition, in certain circumstances we may believe that we have achieved a particular milestone and the applicable collaboration partner may disagree with our belief. In that case, receipt of that milestone payment may be delayed or may never be received, which may require us to adjust our operating plans.

Risks Related to Our Products and Product Candidates

Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the EMA, FDA and other similar regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of these product candidates.

        The European Commission (following review by the EMA) in Europe, the FDA in the United States and comparable regulatory authorities in other jurisdictions must approve new drug or biologic candidates before they can be marketed, promoted or sold in those territories. We must provide these regulatory authorities with data from nonclinical studies and clinical trials that demonstrate that our product candidates are safe and effective for a specific indication before they can be approved for commercial distribution. Our smallpox vaccine, marketed under the trade names IMVAMUNE and IMVANEX in Canada and the European Union, respectively, is our only approved product, and is not yet approved in the United States. Although not yet approved in the United States, we have also supplied 28 million doses of IMVAMUNE/IMVANEX to the U.S. government. The U.S. government stockpiles IMVAMUNE/IMVANEX in the event of an emergency outbreak of smallpox, which it would be able to distribute in such event under an EUA. We cannot assure you that our Phase 3 trials of IMVAMUNE/IMVANEX or PROSTVAC will be successful or that IMVAMUNE/IMVANEX will receive approval from the FDA or that any of our other product candidates will receive approval from the EMA or FDA or any other comparable regulatory authority.

        Preclinical testing and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. For example, our ongoing Phase 3 trial of IMVAMUNE/IMVANEX is currently being conducted in collaboration with the U.S. government. The FDA has substantial control over the enrollment and other decisions regarding this trial and these decisions may cause delays or impact our ability to complete this trial to the satisfaction of the FDA or other regulatory authorities. The primary endpoint of the ongoing Phase 3 trial of PROSTVAC is event driven and it is therefore difficult to predict when OS data will be available to report. It may take several years to complete the preclinical testing and clinical development necessary to commercialize a product candidate, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us. An unfavorable outcome in one or more trials may require us to delay, reduce the scope of or eliminate one or more product development programs, which could have a material adverse effect on our business and financial results.

        In connection with clinical testing and trials, we face a number of risks, including risks that:

  ▪
  a product candidate is ineffective, inferior to existing approved products for the same indications, unacceptably toxic or has unacceptable side effects;

  ▪
  patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;

  ▪
  extension studies on long-term tolerance could invalidate the use of our product;

  ▪
  the results may not confirm the positive results of earlier testing or trials;

  ▪
  the results may not meet the level of statistical significance required by the EMA, FDA or other regulatory agencies to establish the safety and efficacy of our product candidates for continued trial or marketing approval; and

  ▪
  our collaborators or contract research organizations, or CROs, are unable or unwilling to perform under their contracts.

        The results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage clinical trials. Our and our collaborators' clinical trials of our product candidates conducted to date have generated favorable safety and efficacy data. However, we may have different enrollment criteria in our future clinical trials. As a result, we may not observe a similarly favorable safety or efficacy profile as in our prior clinical trials. For example, while the results of the Phase 2 trials for PROSTVAC showed potential efficacy and acceptable safety results, our Phase 3 trials may fail to produce similar results. Additionally, our Phase 3 trial of IMVAMUNE/IMVANEX may fail to show positive safety and efficacy and we may not be successful in commercializing the vaccine in the United States. It is also possible that PROSTVAC may not demonstrate any clinical benefits either as monotherapy or in combination with other therapies. In addition, we cannot assure you that in the course of potential widespread use of any of our product candidates in future, we will not suffer setbacks in maintaining production quality or stability. In addition, clinical trials of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates. If we do not successfully complete preclinical and clinical development, we will be unable to market and sell our product candidates and generate additional revenue. Even if we successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before marketing applications may be submitted to the EMA or FDA, as applicable.

        Furthermore, we sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, which may cause the timing of achievement of the milestones to vary considerably from our estimates. If we fail to achieve announced milestones in the timeframes we expect, the commercialization of our product candidates may be delayed, we may not be entitled to receive certain contractual payments and it could have a material adverse effect on our business and financial results.

IMVAMUNE/IMVANEX, approved for sale in the European Union and Canada, has not yet been approved by the FDA and is supplied to the U.S. Strategic National Stockpile, or the SNS, as having fulfilled the requirements for the potential use following an EUA. There is no guarantee our Phase 3 trial of IMVAMUNE/IMVANEX will be successful or that the FDA will approve the vaccine for marketing.

        IMVAMUNE/IMVANEX is currently approved for sale only in the European Union and Canada. IMVAMUNE/IMVANEX may never receive approval from the FDA. There are several factors that may impact our ability to continue to sell IMVAMUNE/IMVANEX to the U.S. government and in other jurisdictions where it is approved for sale or obtain regulatory approval from the FDA or other regulatory authorities. These factors include our ability to successfully complete the Phase 3 trial currently being conducted at a U.S. military garrison in South Korea and the successful development of the freeze dried formulation of IMVAMUNE/IMVANEX. Our failure to successfully complete the Phase 3 trial or successfully develop the freeze dried formulation may prevent us from achieving certain milestones and receiving certain milestone payments under our contracts with BARDA and may result in a decline in orders of IMVAMUNE/IMVANEX from the U.S. and other governments.

IMVAMUNE/IMVANEX or any of our product candidates for which we obtain marketing approval could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products following approval.

        IMVAMUNE/IMVANEX or any of our product candidates for which we obtain marketing approval, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the EMA, FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the FDA requirement to implement a Risk Evaluation and Mitigation Strategy, if applicable, to ensure that the benefits of a drug or biological product outweigh its risks.

        The EMA and FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product, such as long term observational studies on natural exposure. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The EMA and FDA impose stringent restrictions on manufacturers' communications regarding off-label use and if we do not market any of our product candidates for which we receive marketing approval for only their approved indications, we may be subject to warnings or enforcement action for off-label marketing. Violation of the Federal Food Drug and Cosmetic Act, and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

Although we obtained a special protocol assessment from the FDA for our ongoing Phase 3 trial of PROSTVAC, a special protocol assessment does not guarantee any particular outcome from regulatory review, including any regulatory approval.

        We have obtained an agreement with the FDA, following a special protocol assessment, or SPA, for the Phase 3 trial of PROSTVAC as monotherapy and in combination with GM-CSF for the treatment of asymptomatic or minimally symptomatic mCRPC. The SPA process allows for FDA evaluation of a clinical trial protocol intended to form the primary basis of an efficacy claim in support of a Biologics License Application, or BLA. This provides a product sponsor with an agreement confirming that the design and size of a trial will be appropriate to form the primary basis of an efficacy claim for a BLA if the trial is performed according to the SPA and no substantial scientific issues essential to determining the safety or efficacy of the drug are identified after the testing has begun. Even if we believe that the data from a clinical trial are supportive, an SPA is not a guarantee of approval, and we cannot be certain that the design of, or data collected from, a trial will be adequate to demonstrate safety and efficacy, or otherwise be sufficient to support regulatory approval. There can be no assurance that the terms of an SPA will ultimately be binding on the FDA, and the FDA is not obligated to approve a BLA, even if the clinical outcome is positive. We can give no assurance that as clinical trials proceed or as part of a BLA review process, if any, the FDA will determine that a previously approved SPA is still valid.

        Additionally, an SPA may be changed only with written agreement of the FDA and sponsor, and any further changes we may propose to the protocol will remain subject to the FDA's approval. The FDA may not agree to any such amendment and, even if they agree, they may request other amendments to the trial design that could require additional cost and time, as well as increase the degree of difficulty in reaching clinical endpoints. As a result, even with an SPA, we cannot be certain that the trial results will be found to be adequate to support an efficacy claim and product approval.

We selectively rely on third parties to conduct our clinical trials and perform data collection and analysis, which may result in costs and delays that prevent us from successfully commercializing our product candidates.

        We currently, and expect to continue to, selectively rely on public and private research institutions, medical institutions, clinical investigators, CROs, contract laboratories and collaborators to conduct some of our early stage product development activities, perform data collection and analysis and to carry out our clinical trials. Our development activities or clinical trials conducted in reliance on third parties may be delayed, suspended or terminated if:

  ▪
  the third parties do not devote a sufficient amount of time or effort to our activities or otherwise fail to successfully carry out their contractual duties or to meet regulatory obligations or expected deadlines;

  ▪
  we replace a third party; or

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  the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements or for other reasons.

        We generally do not have the ability to control the performance of third parties in their conduct of development activities. Third party performance failures may increase our development costs, delay our ability to obtain regulatory approval and delay or prevent the commercialization of our product candidates. While we believe that there are alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs.

We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for or commercializing products before or more successfully than us.

        The pharmaceutical and biotechnology industries are highly competitive. Numerous laboratories, companies, institutions, universities and other research entities are actively involved in the discovery, research, development and marketing of vaccines to prevent infectious diseases and therapeutics to treat cancer, making them highly competitive fields. We have competitors in each of the industry verticals in which we compete, many of which have substantially greater name recognition, commercial infrastructure and financial, technical and personnel resources than we have. Smaller or early stage companies may also prove to be significant competitors, particulary through collaborative arrangements with larger and established companies.

        We compete in the areas of biodefense, commercial vaccines and treatments for infectious disease indications and immunotherapies for the treatment of cancer. Our vaccines and vaccine candidates are protected by intellectual property agreements that we own or license from third parties, and therefore are protected from competition as to the particular vaccines that we produce for the applicable indications that we target for the life of the applicable patent. However, many companies offer pharmaceutical products that may address one or more indications that our vaccines target. Other companies that compete for government contracts to develop, manufacture and commercialize vaccines for potential bioterror threats include, but are not limited to, AstraZeneca plc, Emergent BioSolutions, Inc., GlaxoSmithKline plc, Merck & Co., Inc., Pfenex Inc. and SIGA Technologies, Inc. Other companies that compete to develop, manufacture and commercialize vaccines for the prevention and treatment of infectious diseases include, but are not limited to, Johnson & Johnson, Dynavax Technologies Corporation, GenVec, Inc., Genocea Biosciences, Inc., Inovio Pharmaceuticals, Inc., Merck & Co. Inc., Novartis Pharma AG, Novavax, Inc. and Sanofi. Other companies that compete to develop, manufacture and commercialize immunotherapies for the treatment of cancer include, but are not limited to, Advaxis, Inc., Aduro Biotech, Inc., BMS, Celldex Therapeutics, Inc., Inovio Pharmaceuticals, Inc., Juno Therapeutics, Inc., Merck & Co. Inc., NEON Therapeutics, Novartis AG, Replimune Ltd and Transgene SA.

        Competitors may develop novel vaccines or other technologies that could make our product candidates obsolete or uneconomical. Any of our product candidates that competes with an approved product may need to demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to be commercially successful. Any of our product candidates that are approved could also face other competitive factors in the future, including biosimilar competition, which could force us to lower prices or could result in reduced sales. Any failure to compete effectively against our current and future competitors could have a material adverse effect on our business and financial results.

Risk Related to Our Business with the U.S. Government

Most of our immediately foreseeable future revenues are contingent upon grants and contracts from agencies of the U.S. government. We also contract with other governments and public authorities and there is a risk that political factors may have a material adverse effect on existing orders and our ability to enter into contracts and on the terms and conditions of such contracts.

        Our contracts with the U.S. government are crucial to our earnings. In 2013 and 2014, revenue from agencies of the U.S. government accounted for 99.9% and 99.5%, respectively, of our total revenue, but accounted for 19.1% of our revenue for the first nine months of 2015. There is no guarantee that we will be able to enter into new agreements with the U.S. government or its agencies, or maintain existing agreements with the U.S. government or its agencies. Furthermore, our ability to maintain profitability under certain of our government contracts requires us to predict in advance the costs of development and supply of certain of our products and product candidates. For example, one of our contracts with BARDA is a cost-plus-fixed-fee contract that only reimburses certain specified activities that have been previously authorized by BARDA. There is no guarantee that additional activities will not be needed and, if so, that BARDA will reimburse us for these activities. Additionally, there are significant requirements associated with operating as a federal government contractor, which includes having appropriate accounting, project tracking and earned-

value management systems implemented and operational, and we may not be able to consistently meet these requirements. Performance under a BARDA contract requires that we comply with applicable regulations and operational mandates, which, among other things, requires us to engage internal and external expertise for compliance. Our ability to be regularly and fully reimbursed for our activities will depend on our ability to comply and demonstrate compliance with such requirements. A failure to renew or termination of our contracts with the U.S. government or its agencies would have a material adverse effect on our business and financial results.

        In addition to our contracts with the U.S. government and its agencies, our contracting parties in a number of negotiations and agreements concerning IMVAMUNE/IMVANEX are other governments and public authorities. The supply of smallpox vaccines is considered by many governments to be a matter of national interest. As a result, we are subject to substantial political risks, partly in respect of the final decision as to the conclusion of agreements and partly in respect of the terms and conditions of such agreements. We seek to constantly keep in close contact, either through in-house or third-party representatives, with the governments and public authorities with which negotiations are taking place in order to gain better insight into decision-making patterns. However, changes in political dynamics in the United States or elsewhere could have a material adverse effect on our business and financial results.

All of our immediately foreseeable future revenues to support the development of IMVAMUNE/IMVANEX for the vaccination against smallpox are dependent upon our contracts with BARDA and other governmental agencies. Negotiation of such contracts and execution thereof are subject to numerous complexities and contingencies, the adverse outcome of which could harm our business and financial results.

        Substantially all of our revenues that support the development of IMVAMUNE/IMVANEX for vaccination against smallpox have been derived from prior government grants and our current contracts with BARDA. Our contracts with BARDA are for the development of IMVAMUNE/IMVANEX for vaccination against smallpox in multiple forms. There can be no assurance that the FDA will ultimately accept in support of a BLA the experiments that we perform or agree that the results of these experiments support approval of IMVAMUNE/IMVANEX for vaccination against smallpox. There can be no assurances that this contract will continue, that BARDA will continue to purchase IMVAMUNE/IMVANEX under extensions of this contract, that any such extension would be on favorable terms, or that we will be able to enter into new contracts with the U.S. government to support our smallpox program. Changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the development of IMVAMUNE/IMVANEX for vaccination against smallpox, which could negatively impact the revenues that may be generated from supplying our freeze dried formulation. In such event, BARDA is not required to continue funding for or to extend our existing contract. Any such reduction in our revenues from BARDA or any other government contract could materially adversely affect our financial condition and results of operations.

        Additionally, U.S. government contracts typically contain provisions favorable to the government and are subject to periodic audit and modification by the government at its sole discretion, which will subject us to additional risks. For example, under our contracts with BARDA, the U.S. government has the power to unilaterally:

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  audit and object to any BARDA contract-related costs and fees on grounds that they are not allowable under the Federal Acquisition Regulation, or FAR, and require us to reimburse all such costs and fees;

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  suspend or prevent us for a set period of time from receiving new contracts or extending our existing contract based on violations or suspected violations of laws or regulations;

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  claim nonexclusive, nontransferable rights to product manufactured and intellectual property developed under the BARDA contract and may, under certain circumstances, such as circumstances involving public health and safety, license such inventions to third parties without our consent;

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  cancel, terminate or suspend our BARDA contract based on violations or suspected violations of laws or regulations;

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  terminate our BARDA contract in whole or in part for the convenience of the government for any reason or no reason, including if funds become unavailable to the applicable governmental agency;

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  reduce the scope and value of our BARDA contract;

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  decline to exercise an option to continue the BARDA contract;

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  direct the course of a development program in a manner not chosen by the government contractor;

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  require us to continue to sell IMVAMUNE/IMVANEX to BARDA under the provisions of our contracts even if doing so may cause us to forego or delay the pursuit of other opportunities with greater commercial potential;

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  take actions that result in a longer development timeline than expected; and

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  change certain terms and conditions in our BARDA contract.

        The U.S. government also has the right to terminate the BARDA contract if termination is in the government's interest, or if we default by failing to perform in accordance with the milestones set forth in the contract. Termination-for-convenience provisions generally enable us to recover only our costs incurred or committed (plus a portion of the agreed fee) and settlement expenses on the work completed prior to termination. Except for the amount of services received by the government, termination-for-default provisions do not permit recovery of fees. In addition, we must comply with numerous laws and regulations that affect how we conduct business with the U.S. government. Among the most significant government contracting regulations that affect our business are:

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  FAR, and agency-specific regulations supplements to the FAR, which comprehensively regulate the procurement, formation, administration and performance of government contracts and implement federal procurement policy in numerous areas, such as employment practices, protection of the environment, accuracy and retention periods of records, recording and charging of costs, treatment of laboratory animals and human subject research;

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  business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and incorporate other requirements such as the Anti-Kickback Act and the Foreign Corrupt Practices Act;

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  export and import control laws and regulations; and

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  laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

        Therefore, negotiating and entering into arrangements with the U.S. government can be complex and time-consuming and may delay or alter our business development plans with respect to any specific products or product candidates.

        Furthermore, we may be required to enter into agreements and subcontracts with third parties, including suppliers, consultants and other third-party contractors, in order to satisfy our contractual obligations pursuant to our agreements with the U.S. government. Negotiating and entering into such arrangements can be time-consuming and we may not be able to reach agreement with such third parties. Any such agreement must also be compliant with the terms of our government contract. Any delay or inability to enter into such arrangements or entering into such arrangements in a manner that is non-compliant with the terms of our contract, may result in violations of our contract. As a result of these provisions, we must undertake significant compliance activities. The diversion of resources from commercial programs to these compliance activities, as well as the exercise by the U.S. government of any rights under these provisions, could have a material adverse effect on our business and financial results.

Our business is subject to periodic audit by the U.S. government, including under our contracts with BARDA, and a negative audit could adversely affect our business.

        U.S. government agencies, such as the Department of Health and Human Services, or HHS, routinely audit and investigate government contractors and recipients of federal grants, including our contracts with BARDA. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards.

        The HHS can also review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including:

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  termination of contracts;

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  forfeiture of profits;

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  suspension of payments;

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  fines; and

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  suspension or prohibition from conducting business with the U.S. government.

        In addition, we could suffer serious reputational harm if allegations of impropriety were made against us by the U.S. government, which could have a material adverse effect on our business and financial results.

Our research and development plans regarding PROSTVAC and our other cancer immunotherapy product candidates are to a large extent dependent upon our Cooperative Research and Development Agreements.

        We conduct a large portion of our research and development for PROSTVAC and our other cancer immunotherapy product candidates under two Cooperative Research and Development Agreements, or CRADAs, we entered into with the NCI. We are obligated to make annual payments under each CRADA. In addition, although the CRADAs have five year terms, and our CRADA relating to the development of PROSTVAC has been extended for an additional five year term through August 2018, either party to the CRADAs has the right to terminate the CRADAs upon 60 days' notice to the other party. As a result, no assurance can be given that the NCI will not terminate either CRADA in the future and that the CRADAs will, therefore, remain in effect until we complete our desired research thereunder.

Risks Related to Manufacturing

We manufacture clinical and commercial supplies or our product candidates at a single location. Any disruption at this facility could adversely affect our business and results of operations.

        We own and operate a vaccine manufacturing facility in Kvistgaard, Denmark. We rely on this facility for the manufacture of clinical and commercial supply of all of our product candidates. If our facility were damaged or destroyed, or otherwise subject to disruption, it would require substantial lead-time to replace our manufacturing capabilities. In such event, we would be forced to identify and rely entirely on third-party contract manufacturers for an indefinite period of time. Any disruptions or delays at our facility or its failure to meet regulatory compliance would impair our ability to develop and commercialize our product candidates, which would adversely affect our business and results of operations.

Our product candidates are complex to manufacture, and we may encounter difficulties in production that could have a material adverse effect on our business and financial results.

        Our products must be made consistently and in compliance with a clearly defined manufacturing process. Accordingly, it is essential to be able to validate and control the manufacturing process to assure that it is reproducible. Slight deviations anywhere in the manufacturing process, including obtaining materials, filling, labelling, packaging, storage and shipping and quality control and testing, some of which all pharmaceutical companies, including us, experience from time to time, may result in batch failures, delay in the release of batches, product recalls or spoilage. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Further, as product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of ongoing clinical trials or other future clinical trials. Any failure to manufacture products up to regulatory standards could lead to increased costs due to duplicative or replacement manufacturing, product recalls or a loss of reputation.

        Our product candidates approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP regulations. These regulations govern manufacturing processes and procedures, including record keeping and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. We and our collaborators must supply all necessary documentation in support of a new drug application or foreign equivalent on a timely basis and must adhere to cGMP requirements enforced by the EMA, the FDA and other regulatory agencies. If we or our collaborators fail to comply with cGMP, we could experience a disruption in the supply of our product candidates, which could delay or prevent regulatory approval or commercial launch of such candidates, which could have a material adverse effect on our business and financial results.

        In addition, we may not be able to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If we are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development and testing of that product candidate and regulatory approval or commercial launch of any resulting product may be delayed, which could have a material adverse effect on our business and financial results.

We rely on IDT Biologika to fill, finish and package IMVAMUNE/IMVANEX, and if IDT Biologika should fail to perform, our commercialization and development efforts for IMVAMUNE/IMVANEX could be delayed or stopped.

        We rely on IDT Biologika to fill, finish and package IMVAMUNE/IMVANEX in the liquid frozen formulation prior to its distribution. Additionally, the freeze dried formulation of IMVAMUNE/IMVANEX is currently being developed and it is uncertain whether IDT Biologika will be willing to provide this service of producing this formulation in the quantities required or that IDT Biologika will be willing to provide this service on terms that are acceptable to us. If IDT Biologika is not capable or is unwilling to provide these services and we are unable to locate third parties to perform these functions on terms that are acceptable to us on a timely basis or at all, or if the third parties we identify fail to perform their obligations up to expected standards or at all, the progress of our clinical trials could be delayed or even suspended and the commercialization of IMVAMUNE/IMVANEX could be delayed or prevented, either of which would have a material adverse effect on our business and financial results.

Any changes in our suppliers' positions and their ability to supply the raw materials required by us may have an impact on our ability to fulfill customer contracts. There is a risk that our raw material suppliers may not always be able to deliver the raw materials used in our planned production.

        A number of raw materials and sterile single-use devices are used to manufacture our product candidates. Some of the raw materials are general purpose materials used by other pharmaceutical manufacturers, while others are manufactured specifically for use by us, either because of special quality requirements, including in particular the specific pathogen-free eggs, or SPF eggs, used in production, or the packaging in which they are supplied, and certain products manufactured by Invitrogen Corporation. The sterile single-use devices are predominantly custom-made for the production of our product candidates.

        To the extent possible, we aim to have at least two suppliers of critical raw materials. When this has not been possible, the aim is for the raw materials to be manufactured by an alternative supplier, at some delay, if the primary supplier should fail to deliver. If a primary supplier fails to deliver or delivers less of a critical raw material than agreed, it may take three to six months, or more, before an alternative supplier will be able to supply raw materials of the same quality. There is a risk that the required number of SPF eggs of the required quality may not always be available to meet our needs. Our supply of SPF eggs is more susceptible to disruption than the other consumables required for the production of our product candidates in that they cannot be stored to any significant extent. Additionally, certain of the supplies manufactured by Invitrogen Corporation are not currently available from other suppliers.

        Consequently, supplier failure may cause production delays of three to six months, or more. Where possible, we seek to safeguard against this risk by maintaining large raw material inventories. However, there is still the risk that we will not be able to source important raw materials required for the production of our product candidates, which could have a material adverse effect on our business and financial results.

Risks Related to Our Operations

There is a risk that our products may have major side effects that may give rise to substantial liability claims.

        As a biopharmaceutical company producing vaccines, we operate in a market that is subject to risk of liability. We may be subject to future liability claims alleging adverse effects from clinical trials of our products. This risk of liability claims is significantly increased by concluding agreements for the supply of smallpox vaccines that remain to be completed or approved for use in humans. Any liability claims could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

There is a risk that we may not be able to maintain insurance coverage, and that existing or any future insurance policies or our own resources will not sufficiently cover claims for damages that may be received in the future.

        Our business exposes us to potential product liability and other liability risks that are inherent in clinical development, manufacturing, marketing and use of human therapeutic products. It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical trials and any sale or use of our products. We have taken out product liability insurance with respect to all clinical trials and ongoing trials performed to date for which we were responsible.

        We may seek to expand our insurance coverage if the sales of IMVAMUNE/IMVANEX increase significantly, if we obtain marketing approval for any of the product candidates or if other risks related to our business increase. We may not be able to obtain or maintain adequate protection against potential liabilities at acceptable cost. If we are unable to obtain insurance or other protection against potential product liability claims, we could be exposed to significant liabilities, which may materially and adversely affect our business and financial position. These liabilities could prevent or interfere with our product development and commercialization efforts. If we are sued for any injury caused by our products or processes, our liability could exceed our product liability insurance coverage and our own financial resources, and consequently could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Our future success depends on our ability to retain our management team and key employees.

        We are highly dependent on the management, development, clinical, financial and business development expertise of our management team and key employees. Recruiting and retaining qualified scientific and clinical personnel will also be critical to our success. The loss of the services of any of the members of our management team or key employees could impede the achievement of our development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing any of the members of our management team or key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate the members of our management team or key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. If we are unable to continue to attract and retain high quality management and employees, our ability to pursue our growth strategy will be limited.

Risks Related to Government Regulation

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues.

        Sales of certain of our product candidates, if and when approved for marketing, will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-

party payors are increasingly reducing reimbursements for medical products, drugs and services. Because coverage and reimbursement determinations are made on a payer-by-payer basis, obtaining coverage and adequate reimbursement from one payor does not guarantee that we will obtain similar coverage or reimbursement from another payor. In addition, government and other authorities have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement, and requirements for substitution of generic products and/or biosimilars. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor not to cover our product candidates or provide only limited reimbursement for our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

We are subject to healthcare laws and regulations, which may require substantial compliance efforts and could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

        Healthcare providers, such as physicians and others, will play a primary role in the recommendation and prescription of our products, if approved. Our arrangements with such persons and third-party payors and our general business operations will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products, if we obtain marketing approval. Restrictions under applicable U.S. federal, state and non-U.S. healthcare laws and regulations include, but are not limited to, the following:

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  the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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  U.S. federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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  the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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  U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services, or CMMS, payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;

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  analogous state or non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts; and

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  rules/legislation covering more or less the same subject matter are found in numerous other countries, including in Denmark, which sometimes result in lower exposures, sometimes higher exposures in those countries than in the United States.

        Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees and collaborators may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements or engaging in insider trading, which could significantly harm our business.

        We are exposed to the risk of employee fraud or other misconduct and the fraud and misconduct of our collaborators. Misconduct by our employees or our collaborators could include intentional failures to comply with legal requirements or the requirements of CMMS, the EMA, the FDA and other government regulators, provide accurate information to applicable government authorities, comply with fraud and abuse and other healthcare laws and regulations in the United States, or similar laws in Denmark and elsewhere, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee or collaborator misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Changes in Danish, U.S. or other foreign tax laws or compliance requirements, or the practical interpretation and administration thereof, could have a material adverse effect on our business, financial condition and results of operations.

        We are affected by various Danish, U.S. and foreign taxes, including direct and indirect taxes imposed on our global activities, such as corporate income, withholding, customs, excise/energy, value added, environmental and other taxes. Significant judgment is required in determining our provisions for taxes and there are many transactions and calculations where the ultimate tax determination is uncertain.

        In particular, we are contemplating seeking an advance pricing agreement procedure between Danish and U.S. tax authorities concerning the tax treatment of potential future revenue from PROSTVAC in order to establish a pre-agreed split of income thereon to be taxed in Denmark and the United States, respectively. Depending on whether we obtain an advance pricing agreement and depending on the split of income between Denmark and the United States determined therein, we could potentially face double taxation of our profits or a higher effective tax rate than expected.

        Further, we also engage in a number of intra-group transactions between legal entities in different jurisdictions and, although we believe that we follow generally accepted transfer pricing practices, our interpretation may be challenged.

        Should any of the risks described above materialize as a result of changes in Danish or foreign direct or indirect tax laws or compliance requirements, the practical interpretation and administration thereof, including in respect to market practices, or otherwise, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our products and product candidates, we may not be able to compete effectively in our market.

        We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our products and product candidates. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover the products in the United States or in other countries. If this were to occur, early biosimilar competition could be expected against IMVAMUNE/IMVANEX, PROSTVAC and other product candidates in development. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found and cited in every patent office, which can invalidate a patent, prevent a patent from issuing based on a pending patent application, or limit our ability to assert a patent in the event of potential infringement by a third party. Even if patents do successfully issue, third parties may challenge their validity, enforceability, scope or ownership, which may result in such patents, or our rights to such patents, being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the patent applications we hold or license with respect to IMVAMUNE/IMVANEX and PROSTVAC fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our products. We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found not invalid and not unenforceable, will go unthreatened by third parties or will adequately protect our products and product candidates. Further, if we encounter delays in regulatory approvals, the period of time during which we could market IMVAMUNE/IMVANEX and PROSTVAC under patent protection could be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors were the first to file any patent application related to IMVAMUNE/IMVANEX, PROSTVAC or our other product candidates. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be provoked by a third party or instituted by us to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license it from the prevailing party, which may not be possible.

        In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and other elements of our drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we expect all of our employees to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed, that such agreements provide adequate protection and will not be breached, that our trade secrets and other confidential proprietary information will not otherwise be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

        Further, the laws of some countries do not protect patents and other proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property abroad. We may also fail to pursue or obtain patents and other intellectual property protection relating to our products and product candidates in all countries.

        Finally, certain of our activities and our licensors' activities have been funded, and may in the future be funded, by the U.S. federal government. When new technologies are developed with U.S. federal government funding, the government obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise "march-in" rights to use or allow third parties to use our patented technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the U.S. government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, U.S. government-funded inventions must be reported to the government, U.S. government funding must be disclosed in any resulting patent applications, and our rights in such inventions may be subject to certain requirements to manufacture products in the United States.

Our ability to compete may decline if we do not adequately protect our proprietary rights.

        Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates and defending these rights against third-party challenges. We will only be able to protect our product candidates and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including, but not limited to:

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  we or our licensors may not have been the first to make the inventions covered by pending patent applications or issued patents;

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  we or our licensors may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;

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  others may independently develop identical, similar or alternative products or compositions and uses thereof;

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  our or our licensors' disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

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  any or all of our or our licensors' pending patent applications may not result in issued patents;

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  we or our licensors may not seek or obtain patent protection in countries that may eventually provide us with a significant business opportunity;

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  any patents issued to us or our licensors may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;

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  our or our licensors' compositions and methods may not be patentable;

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  others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

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  others may identify prior art or other bases which could invalidate our or our licensors' patents.

        Even if we have or obtain patents covering our product candidates or compositions, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions or products that are similar or identical to ours. There are many issued U.S., European and other national patents relating to vaccine and cancer immunotherapy products, and some of these relate to product candidates we intend to commercialize. Numerous U.S., European and other national issued patents and pending patent applications owned by others exist in the cancer treatment field in which we are developing products. These could materially affect our ability to develop our product candidates or sell our products if approved. Because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. These patent applications may have priority over patent applications filed by us.

        Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forego patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer.

        Legal actions to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

        If we initiate legal proceedings against a third party to enforce a patent covering our product candidate or technology, the defendant could counterclaim that the patent covering our product candidate or technology is invalid or unenforceable. In patent litigation in the United States, and in many other countries, defendant counterclaims alleging invalidity and unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness (lack of inventive step) or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the U.S. Patent and Trademark Office, or USPTO, as well as with the European Patent Office, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review and/or inter partes review and equivalent proceedings in non-U.S. jurisdictions, and opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we or the patent examiner were unaware during prosecution. Further, we cannot be certain that all of the potentially relevant art relating to our patents and patent applications has been cited in every patent office. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates.

Biopharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

        The patent positions of biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the USPTO are evolving and could change in the future. Consequently, we cannot predict the issuance and scope of patents with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. Non-U.S. patents may also be subject to opposition or comparable proceedings in the corresponding patent office, which could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

        In addition, changes in or different interpretations of patent laws in the United States and other countries may permit others to use our or our licensors' discoveries or to develop and commercialize our technology and products without providing any compensation to us, or may limit the number of patents or claims we can obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

        If we fail to obtain and maintain patent protection and trade secret protection for our product candidates, we could lose our competitive advantage and competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

Developments in patent law could have a negative impact on our business.

        From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress, the USPTO or similar authorities in other countries may change the standards of patentability and any such changes could have a negative impact on our business. In addition, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a "first-to-invent" system to a "first inventor to file" system, changes to the way in which issued patents are challenged, and changes to the way in which patent applications are disputed during the examination process. These changes may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first inventor to file provisions, became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act, or any subsequent U.S. legislation regarding patents, may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our U.S. patent applications, our ability to obtain U.S. patents based on our discoveries and our ability to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business.

If we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

        Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

        In addition to patent protection, because we operate in the highly technical field of development of therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We have entered into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party's relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us.

        In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

        Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

        In addition, the laws of some non-U.S. countries do not protect intellectual property rights to the same extent as the federal and state laws in the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain non-U.S. jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

        Proceedings to enforce our patent rights in non-U.S. jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and other countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Third parties may assert ownership or commercial rights to inventions we develop.

        Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator's materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator's samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

If we fail to comply with our obligations under license or technology agreements with third parties, or if our rights to develop and commercialize our product candidates are limited under license or technology agreements with third parties, we could lose license rights that are critical to our business.

        We license intellectual property that is critical to our business, including licenses underlying the technology in our vaccine and cancer immunotherapy product candidates, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. These licenses impose various royalty payments, milestones and other obligations on us. If we fail to comply with any of these obligations, the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from distributing our current tests, or inhibit our ability to commercialize future test candidates. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

        We employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, and no such claims against us are currently pending, we may be subject to claims that we or our employees, consultants or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

        In addition, the research resulting in certain of our licensed patent rights and technology has been, and may in the future be, funded by the U.S. government. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents and inventions, including a non-exclusive license to practice or have practiced on behalf of the U.S. government such patents and inventions. These rights may further permit the U.S. government to disclose our confidential information to third parties and to exercise march-in rights to allow third parties to use our licensed technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because we or our licensors fail to achieve practical application of the U.S. government-funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the U.S. government of such rights could harm our business, financial condition, results of operations and future growth prospects.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time-consuming and costly, and an unfavorable outcome could harm our business.

        There is significant litigation in the biopharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose. We may not be able to afford the costs of litigation. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a negative impact on our cash position. Any legal action against us or our collaborators could lead to:

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  payment of damages, potentially treble damages, if we are found to have willfully infringed a party's patent rights;

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  injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or

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  us or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

        Any of these outcomes could hurt our cash position and financial condition and our ability to develop and commercialize our product candidates.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest.

        Our registered trademarks, including IMVAMUNE/IMVANEX, PROSTVAC and MVA-BN or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively.

Risks Related to this Offering

You will not be directly holding our shares.

        As a holder of our ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Our depositary, Deutsche Bank Trust Company Americas, will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have contractual ADS holder rights. The deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. ADS holders may only exercise voting rights with respect to the shares represented by the underlying ADSs in accordance with the provisions of the deposit agreement, which provides that you may vote the shares underlying the ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder in our shares and authorizing the depositary to act as proxy. At our 2016 annual general meeting, we intend to propose that our articles of association be amended to permit pass-through voting by ADS holders, who, assuming the success of such proposal, would thereafter be permitted to indicate their voting preference to the depositary in accordance with and subject to the depositary's procedures. Even if you are able to instruct the depositary to vote the shares underlying your ADSs, we cannot guarantee you that the depositary will vote in accordance with your instructions. Please see the risk factor entitled "You may not be able to exercise your right to vote the shares underlying the ADSs."

There has been no prior market for the ADSs on a U.S. national securities exchange and an active and liquid market for our securities may fail to develop, which could harm the market price of the ADSs.

        Prior to this offering, while our shares have been traded on Nasdaq Copenhagen since November 1998 and we have ADSs that trade on the U.S. over-the-counter market, there has been no public market on a U.S. national securities exchange for our ADSs or our shares. Although we have applied to list our ADSs on The NASDAQ Global Select Market, an active trading market for our ADSs may never develop or be sustained following this offering. The offering price of our ADSs will be based on the market price for our shares on Nasdaq Copenhagen at the time of this offering. This offering price may not be indicative of the market price of our ADSs or shares after this offering. In the absence of an active trading market for our ADSs or shares, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell.

The trading price of our equity securities may be volatile, and purchasers of our ADSs could incur substantial losses.

        The market prices of our ADSs and shares may be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs or shares at or above the price originally paid for the security. The market price for our ADSs and shares may be influenced by many factors, including, but not limited to:

  ▪
  actual or anticipated fluctuations in our financial condition and operating results;

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  the release of new data from the clinical trials of our product candidates;

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  actual or anticipated changes in our growth rate relative to our competitors;

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  competition from existing products or new products that may emerge;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

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  failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

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  issuance of new or updated research or reports by securities analysts;

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  fluctuations in the valuation of companies perceived by investors to be comparable to us;

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  share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

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  additions or departures of key management or scientific personnel;

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  disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

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  changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

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  announcement or expectation of additional debt or equity financing efforts;

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  issuances or sales of our shares or ADSs by us, our insiders or our other shareholders; and

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  general economic and market conditions.

        These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares or ADSs and may otherwise negatively affect the liquidity of the trading market for ADSs.

We have broad discretion over the use of the net proceeds from this offering and may use them in ways with which you do not agree and in ways that may not increase the value of your investment.

        Our board of directors and management will have broad discretion over the application of the net proceeds that we receive from this offering. We may spend or invest these proceeds in a way with which our shareholders and holders of ADSs disagree. Failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and their trading volume could decline.

        The trading market for the ADSs and shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes inaccurate or unfavorable research about our business, the price of ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for ADSs could decrease, which could cause the price of the ADSs or their trading volume to decline.

We intend to retain all available funds and any future earnings and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.

        We have never declared or paid any cash dividends on our shares, and we intend to retain all available funds and any future earnings to fund the development and expansion of our business. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased them. Investors seeking cash dividends should not purchase the ADSs or shares.

        In addition, exchange rate fluctuations may affect the amount of DKK that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in DKK, if any. Additionally, dividends will generally be subject to Danish withholding tax. See the section of this prospectus titled "Certain Material Danish Income Tax Consequences" for a more detailed description of Danish taxes on dividends. These factors could harm the value of the ADSs.

        ADS investors may also not realize all of the benefits of being a shareholder in our company. For instance, the votes of ADS holders will not be represented directly on the books of the company, but only through a vote by the depositary of the underlying shares, which vote will reflect the ADS majority's election on the vote of all such shares. Please see the risk factor entitled "You may not be able to exercise your right to vote the shares underlying the ADSs." Separately, the Company may elect to offer subscription rights to its shareholders without offering such rights to ADS holders. Please see the risk factor entitled "Holders of our ADSs may not be able to exercise the pre-emptive subscription rights related to the shares that they represent, and may suffer dilution of their equity holding in the event of future issuances of our shares."

Investors in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of the ADSs is substantially higher than the pro forma net tangible book value per ADS before giving effect to this offering. Accordingly, if you invest in the ADSs in this offering, you will incur immediate substantial dilution of approximately DKK             per ADS ($             ) (based on the net tangible book value per share underlying the ADSs), based on an assumed initial public offering price of $             per ADS (DKK             ), and our pro forma net tangible book value as of September 30, 2015. In addition, following this offering, investors in this offering will have contributed approximately         % of the total gross consideration paid by shareholders to purchase our outstanding shares and ADSs, but will only own ADSs representing approximately         % of our shares and ADSs outstanding after this offering. Furthermore, if the underwriters exercise their option to purchase additional ADSs, if board authorizations to issue additional shares, or ADSs or outstanding warrants or convertible securities are issued and subsequently exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled "Dilution."

Investors should be aware that the rights provided to our shareholders and holders of ADSs under Danish corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.

        Under Danish corporate law, except in certain limited circumstances, which require at a minimum that a proposal for inspection has been supported by a minimum of 25% of the shareholders voting and being present at a general meeting, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder's shareholdings, may do so. Shareholders of a Danish limited liability company are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member/management liability under limited circumstances. In addition, a majority of our shareholders may release a member of our board of directors or our executive management from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his or her duty of loyalty. However, a shareholder may bring a derivative action on behalf of our Company against, among other persons, a member of our board of directors or our executive management, provided that the circumstances of the act or omission giving rise to the claim of liability were not known to the shareholders at the time of such shareholder resolution, or if shareholders representing at least 10% of the share capital represented at the relevant general meeting has opposed such shareholder resolution. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member's duty of loyalty to our company. Additionally, distribution of dividends from Danish companies to foreign companies and individuals can be subject to non-refundable withholding tax, and not all receiving countries allow for deduction. See the section of this prospectus titled "Certain Material Danish Income Tax Consequences" for a more detailed description of the withholding tax. Also, the rights as a creditor may not be as strong under Danish insolvency law as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax losses requires that we are able to generate positive taxable income and the use of tax losses carried forward to offset against future income is subject to certain restrictions and can be restricted further by future amendments to Danish tax law. Finally, Danish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. For additional information on these and other aspects of Danish corporate law and our articles of association, see the section herein entitled "Description of Share Capital." As a result of these differences between Danish corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an equity holder of our company than you would as a shareholder of a U.S. company.

You may not be able to exercise your right to vote the shares underlying your ADSs.

        ADS holders may only exercise voting rights with respect to the shares represented by the ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. However, you may not know about the meeting far enough in advance to withdraw those shares, and after such a withdrawal you would no longer hold ADSs, but rather you would directly hold the underlying shares. You also may not know about the meeting far enough in advance to request a temporary registration.

        Absent said withdrawal or, to the extent permitted by applicable law and as permitted by the depositary, temporary registration and proxy, Danish law prevents the depositary from differentiated voting at our general meetings unless our articles of association specifically allow for this, which is currently not the case, meaning that all votes on the shares held by the depositary, including those underlying the ADSs issued in this offering, would need to be cast either in favor or against any proposal at our general meetings, if such shares were voted at all. Our board of directors is committed to using reasonable efforts to work towards removing this restriction at our 2016 annual general meeting. If this restriction is removed, the depositary would be able to vote the shares registered in its name that underlie the ADSs to more closely reflect the preferences of the ADS holders, thereby effectively permitting pass-through voting by ADS holders who indicate their preference to the depositary in accordance with and subject to the depositary's procedures.

        In such an instance, if we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares or to withdraw your shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise any right to vote that you may have with respect to the underlying shares, and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested. In addition, the depositary is only required to notify you of any particular vote if it receives notice from us at least 30 days in advance of the scheduled meeting. Our charter permits, in the case of general meetings, and requires, in the case of extraordinary meetings, notice to be delivered within a shorter time span, in which case the depositary would not be required to provide you with notice of and access to such vote.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying shares.

        Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of shares is blocked to permit voting at a shareholders' meeting or we are paying a dividend on our shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities. See the section of this prospectus titled "Description of American Depositary Shares."

Claims of U.S. civil liabilities may not be enforceable against us.

        We are incorporated under the laws of Denmark. Substantially all of our assets are located outside of the United States. The majority of our board members and employees reside outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. securities laws.

        The United States and Denmark currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a U.S. court, whether or not predicated solely upon U.S. securities laws, would not be enforceable in Denmark.

        In order to obtain a judgment that is enforceable in Denmark, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim again with a court of competent jurisdiction in Denmark. The Danish court will not be bound by the judgment by the U.S. court, but the judgement may be submitted as evidence. It is up to the Danish court to assess the judgment by the U.S. court and decide if and to what extent the judgment should be followed.

        Danish courts are likely to deny claims for punitive damages and may grant a reduced amount of damages compared to U.S. courts.

        Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or members of our board of directors or our executive management, or certain experts named herein who are residents of Denmark or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs.

        We are a foreign private issuer, as defined in the SEC's rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and quarterly reports on our website pursuant to the rules of Nasdaq Copenhagen and expect to file such financial reports on an annual and quarterly basis with the SEC, we will not be required to file such reports with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer and as permitted by the listing requirements of The NASDAQ Global Select Market, we will rely on certain home country corporate governance practices rather than the corporate governance requirements of The NASDAQ Global Select Market.

        We qualify as a foreign private issuer. As a result, in accordance with the listing requirements of The NASDAQ Global Select Market, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of The NASDAQ Global Select Market. For instance, the Listing Rules for the NASDAQ Stock Market, or the NASDAQ Listing Rules, for domestic U.S. issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. However, as a foreign private issuer, while we intend to comply with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the NASDAQ Listing Rules, or they may decide that it is in our interest not to have a compensation committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with the NASDAQ Listing Rules. We intend to follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders. Danish law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in Denmark, thus our practice will vary from the requirement of NASDAQ Listing Rule 5620(b). In addition, our shareholders have authorized our board of directors to issue securities, including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements, directed issues at or above market price, and issuance of convertible notes. To this extent, our practice varies from the requirements of NASDAQ Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see "Description of Share Capital." Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these NASDAQ requirements.

U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See "Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations."

        Our status as a PFIC will depend on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. Based on certain estimates of our gross income and assets, and on the nature of our business, we do not expect to be characterized as a PFIC for our taxable year ending December 31, 2015. However, there can be no assurance that we will not be considered a PFIC for any taxable year.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.

        We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management's annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2016.

        The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated regarding management's review of internal control over financial reporting. We have started the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation. This process is time-consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an "emerging growth company," which may be up to five fiscal years following the date of this offering. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company listed in the United States. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company listed in the United States, our business and reputation may be harmed and the price of our ADSs may decline. Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our securities.

Holders of our ADSs will not be able to exercise the pre-emptive subscription rights related to the shares that they represent, and may suffer dilution of their equity holding in the event of future issuances of our shares.

        Under the Danish Companies Act, our shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration only and not in the event of issuance of shares against non-cash contribution or debt conversion. Shareholders' pre-emptive subscription rights, in the event of issuances of shares against cash payment, may be disapplied by a resolution of the shareholders at a general meeting of our shareholders and/or the shares may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders' pre-emptive subscription rights. Such shares may be issued at or above market value or below market value in the case of rights issues or pursuant to a resolution of the shareholders. The absence of pre-emptive rights for existing equity holders may cause dilution to such holders.

        Furthermore, our ADS holders would not be entitled, even if such rights accrued to our shareholders in any given instance, to receive such pre-emptive subscription rights related to the shares that they represent. Rather, the depositary is required to endeavor to sell any such subscription rights that may accrue to the shares underlying the ADSs and to remit the net proceeds therefrom to the ADS holders pro rata. In addition, if the depositary is unable to sell rights, the depositary will allow the rights to lapse, in which case you will receive no value for these rights. Further, if we offer holders of our shares the option to receive dividends in either cash or shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in shares or cash, but will receive whichever option we provide as a default to shareholders who fail to make such an election.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "assume," "believe," "contemplate," "continue," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "potential," "positioned," "seek," "should," "target," "will," "would," and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

  ▪
  the timing of data from our ongoing PROSPECT Phase 3 Trial of PROSTVAC and the ongoing Phase 3 trial of IMVAMUNE/IMVANEX;

  ▪
  the timing of data for the Phase 2 trials of PROSTVAC as well as data for our other trials;

  ▪
  our receipt of future milestone payments from our collaboration partners, and the expected timing of such payments;

  ▪
  our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

  ▪
  our expectations regarding the potential advantages of our product candidates over existing vaccines or immunotherapies;

  ▪
  our potential to enter into new collaborations;

  ▪
  our expectations with regard to the ability to develop additional product candidates using our live virus vaccine platform and file INDs for such product candidates;

  ▪
  our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates;

  ▪
  our development plans with respect to our product candidates;

  ▪
  our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

  ▪
  the timing or likelihood of regulatory filings and approvals for our product candidates;

  ▪
  the commercialization of our product candidates;

  ▪
  our commercialization, marketing and manufacturing capabilities;

  ▪
  the implementation of our business model and strategic plans for our business, product candidates and technology platform;

  ▪
  the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

  ▪
  estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

  ▪
  our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

  ▪
  our use of proceeds from this offering;

  ▪
  our financial performance; and

  ▪
  developments and projections relating to our competitors and our industry.

        These forward-looking statements are based on management's current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where You Can Find More Information."

 MARKET, INDUSTRY AND OTHER DATA

        This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product and product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

        In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "Special Note Regarding Forward-Looking Statements."

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of             ADSs in this offering will be approximately $             (DKK         ), after deducting the underwriting commission and estimated offering expenses payable by us, based on an assumed initial public offering price of $              per ADS (DKK         ), which is the midpoint of the price range set forth on the cover of this prospectus. If the underwriters exercise their option to purchase additional ADSs in full, we estimate that the net proceeds to us from this offering will be approximately $             (DKK         ), after deducting the underwriting commission and estimated offering expenses payable by us. Each $             (DKK         ) increase (decrease) in the assumed initial public offering price of $             per ADS (DKK         ), would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting commission and estimated offering expenses payable by us, by $              (DKK         ), assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of             in the number of ADSs we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting commission and estimated offering expenses payable by us, by $             (DKK         ), assuming the assumed initial public offering price stays the same.

        We intend to use the net proceeds from this offering, together with our existing cash resources, to accelerate our commercial vaccine pipeline as it relates to infectious disease and cancer immunotherapy, including specifically:

  ▪
  approximately $             to advance our infectious disease portfolio, including MVA-BN RSV and our preclinical programs;

  ▪
  approximately $             to advance our cancer immunotherapy portfolio, including CV 301, MVA-BN Brachyury and our preclinical programs;

  ▪
  approximately $             to build line extensions to our existing manufacturing capabilities, including additional filling and packing capacities; and

  ▪
  the remainder to fund working capital and for general corporate purposes which may include funding for new research and development activities, the hiring of additional personnel, capital expenditures and the costs of operating as a public company.

By applying the net proceeds of this offering in the manner set forth above, we believe that we will be able to advance our clinical testing of MVA-BN RSV through                           ; advance our clinical testing of CV 301 through                           and of MVA-BN Brachyury through                           ; and advance certain other preclinical programs in our infectious disease and cancer immunotherapy portfolio through Phase 1 clinical trials. Due to the uncertainties inherent in the clinical development and regulatory approval process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for any of the above purposes on a stand-alone basis. See "Risk Factors—We have broad discretion in the use of the net proceeds from this offering and may use them in ways with which you do not agree and in ways that may not increase the value of your investment."

        Pending our application of the net proceeds from this offering, we plan to invest such proceeds in bank accounts and/or securities of limited duration.

 DIVIDEND POLICY

        We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors. To understand how any future determination by our company as to our dividend policy would affect you as a holder of ADSs, please see the section of this Prospectus entitled "Description of American Depositary Shares—Dividends and Other Distributions."

 CAPITALIZATION

        The following table sets forth our capitalization and cash and cash equivalents as of September 30, 2015:

  ▪
  on an actual basis; and

  ▪
  on a pro forma basis to give effect to the issuance of             ADSs, representing             shares, in this offering at an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting commission and estimated offering expenses payable by us (excluding the potential exercise by the underwriters of their overallotment option).

        Actual data as of September 30, 2015 in the table below is derived from our unaudited condensed consolidated interim financial statements. The pro forma data included in the table below is also unaudited. You should read this information together with our unaudited condensed consolidated interim financial statements appearing elsewhere in this prospectus and the information set forth under the headings "Selected Consolidated Financial Data," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2015
	Actual		Pro Forma(1)
(in millions)	$(2)	DKK	$(2)	DKK
Cash and cash equivalents	$69.4	462.0	$

Debt
Credit institutions	$5.1	33.8	$

Total debt	5.1	33.8	$
Equity
Share capital(3)	41.8	278.3
Retained earnings	158.0	1,052.1
Other reserves	(4.2)	(27.7)

Total equity	195.6	1,302.7

Total capitalization	$200.7	1,336.4

(1)
Each $             (DKK             ) increase or decrease in the assumed initial public offering price of $             per ADS (DKK              ), which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, total equity and total capitalization by $             (DKK             ), assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting commission, and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase or decrease of             in the number of ADSs we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, total equity and total capitalization by $              (DKK             ), assuming the assumed initial public offering price per ADS, as set forth on the cover page of this prospectus, remains the same. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.66 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of September 30, 2015.
(3)
This excludes 185,297 shares issued upon the exercise of outstanding warrants on November 16, 2015 with gross proceeds to our Company amounting to DKK 10.75 million.

 DILUTION

        If you invest in the ADSs in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS in this offering and the net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS. As of September 30, 2015, we had a historical net tangible book value per ADS of $              (DKK              ), or DKK              per share ($              ). Our net tangible book value per share represents total consolidated tangible assets less total consolidated liabilities, all divided by the number of shares outstanding on September 30, 2015.

        After giving effect to the sale of ADSs in this offering at an assumed initial public offering price of $             per ADS (DKK             ), which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting commission and estimated offering expenses, our pro forma net tangible book value at September 30, 2015 would have been $             (DKK             ) per share, or $             per ADS (DKK              ). This represents an immediate increase in pro forma net tangible book value of $             (DKK              ) per share to existing shareholders and an immediate dilution of $             per ADS (DKK              ) to new investors. The following table illustrates this dilution per ADS:

Assumed initial public offering price per ADS(1)	$
Historical net tangible book value per ADS as of September 30, 2015(2)
Increase in pro forma net tangible book value per ADS attributable to new investors

Pro forma net tangible book value per ADS after this offering

Dilution per ADS to new investors participating in this offering	$

(1)
Translated solely for convenience into U.S. dollars at an exchange rate of DKK 6.66 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of September 30, 2015.
(2)
Based on the historic net tangible book value per share as of such date.

        A $             increase (DKK             ) (decrease) in the assumed initial public offering price of $             per ADS (DKK             ), which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) our pro forma net tangible book value as of September 30, 2015 after this offering by approximately DKK              per share ($             ), or $             per ADS (DKK             ), and would increase (decrease) dilution to investors in this offering by $             per ADS (DKK              ), assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of             in the number of ADSs we are offering would increase (decrease) our pro forma net tangible book value as of September 30, 2015 after this offering by approximately DKK             per share ($             ), or approximately $             per ADS (DKK             ), and would decrease (increase) dilution to investors in this offering by approximately $             per ADS (DKK             ), assuming the assumed initial public offering price per ADS remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. If the underwriters fully exercise their option to purchase additional ADSs, pro forma net tangible book value after this offering would increase to approximately $             per ADS

(DKK             ), and there would be an immediate dilution of approximately $             per ADS (DKK              ) to new investors.

        We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.

        The following table shows, as of September 30, 2015, on a pro forma basis, the number of ADSs purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing ADSs in this offering at an assumed initial public offering price of $             per ADS (DKK             ), which is the midpoint of the price range set forth on the cover of this prospectus, before deducting the underwriting commission and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages):

Shares or Share Equivalents(1) Subscribed For/ Purchased
Average Price Per Share or Share Equivalents
Total Consideration
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
Investors participating in this offering			%	$		%	$

Total			%	$		%	$

(1)
Each ADS represents             of a share.

        The number of shares and ADSs to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2015, and excludes (i) 149,797 shares issued upon the exercise of outstanding warrants on November 16, 2015 at an exercise price of DKK 59.1 per share, (ii) 35,500 shares issued upon the exercise of outstanding warrants on November 16, 2015 at an exercise price of DKK 54.1 per share, and (iii) up to 1,624,605 shares that may be issued upon the exercise of outstanding warrants, and assumes no exercise of the underwriters' option to purchase up to       additional ADSs.

 EXCHANGE RATE INFORMATION

        Our business is primarily conducted in Denmark, and we maintain our books and records in Danish kroner. We have presented results of operations in Danish kroner. We have also presented select financial information in U.S. dollars for your convenience in the sections entitled "Summary Consolidated Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations" and in certain other sections of this prospectus. On September 30, 2015, the exchange rate was DKK 6.66 per 1.00 U.S. dollar. On December 31, 2015, the exchange rate was DKK 6.8300 per 1.00 U.S. dollar. For the convenience of the reader, this prospectus also includes other translations from DKK to U.S. dollars and U.S. dollars to DKK. Unless specified as of a specific date, or otherwise indicated, translations from DKK to U.S. dollars and from U.S. dollars to DKK were made at the rate of DKK 6.66 per 1.00 U.S. dollar, the official exchange rate quoted as of September 30, 2015 by Danmarks Nationalbank. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of DKK at the dates indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements and other financial data included in this prospectus.

        The following table presents information on the exchange rates between the DKK and the U.S. dollar for the periods indicated, as published by Danmarks Nationalbank:

	Period-end	Average for period	Low	High
	(DKK per U.S. dollar)
Year Ended December 31:
2013	5.4127	5.6160	5.4002	5.8371
2014	6.1214	5.6190	5.3492	6.1214
2015	6.8300	6.7269	6.1807	7.0806
Nine Months Ended:
September 30, 2014	5.9152	5.5085	5.3492	5.9152
September 30, 2015	6.6588	6.6973	6.1807	7.0806
Month Ended:
July 31, 2015	6.8036	6.7836	6.6721	6.8757
August 31, 2015	6.6544	6.7013	6.4866	6.8563
September 30, 2015	6.6588	6.6493	6.5340	6.6982
October 31, 2015	6.7694	6.6411	6.5226	6.8231
November 30, 2015	7.0521	6.9497	6.7608	7.0521
December 31, 2015	6.8300	6.8627	6.7893	7.0379

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables present selected consolidated financial data for our business.

        We derived the selected consolidated income statements data for the years ended December 31, 2014 and 2013 and the selected consolidated statement of financial position data as of December 31, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated income statements data for the nine months ended September 30, 2015 and 2014 and the selected consolidated statement of financial position data as of September 30, 2015 from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

        We maintain our books and records in DKK, and prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB and our unaudited condensed consolidated interim financial statements in accordance with IAS 34 Interim Financial Reporting as issued by the IASB.

        You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

Consolidated Income Statements Data:

	Year Ended December 31,			Nine months ended September 30,
	2014	2014	2013	2015	2015	2014
(in millions, except per share amounts)	$(1)	DKK	DKK	$(1)	DKK	DKK
Revenue	$182.7	1,216.8	1,212.5	$105.6	703.0	675.6
Production costs	74.4	495.1	484.7	36.9	245.7	328.1

Gross profit	108.3	721.7	727.8	68.7	457.3	347.5
Research and development costs	71.9	478.9	496.6	44.5	296.8	313.5
Distribution costs	6.8	45.1	40.8	5.0	33.0	34.4
Administrative costs	27.1	181.0	157.0	18.8	125.3	120.9

Total operating costs	105.8	705.0	694.4	68.3	455.1	468.8

Income (loss) before interest and tax (EBIT)	2.5	16.7	33.4	0.4	2.2	(121.3)
Financial income	8.6	57.3	6.6	11.8	78.9	40.0
Financial expenses	1.5	9.7	33.8	3.1	20.6	3.2

Income (loss) before company tax	9.6	64.3	6.2	9.1	60.5	(84.5)
Tax (benefit) on income (loss) for the year	5.7	38.4	52.9	0.5	3.4	(12.5)

Net profit (loss) for the year	$3.9	25.9	(46.7)	$8.6	57.1	(72.0)

Earnings per share (EPS)
Basic earnings per share	$0.15	1.0	(1.8)	$0.32	2.1	(2.8)
Diluted earnings per share	$0.15	1.0	(1.8)	$0.32	2.1	(2.8)

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.66 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of September 30, 2015.

 Consolidated Statement of Financial Position Data:

	As of September 30, 2015		As of December 31, 2014
(in millions)	$(1)	DKK	$(1)	DKK
Securities, cash and cash equivalents	$185.3	1,233.9	$147.1	979.7
Total assets	$321.2	2,139.1	$283.4	1,887.3
Retained earnings	$158.0	1,052.1	$146.0	972.3
Equity	$195.6	1,302.7	$188.0	1,252.1
Non-current debt to credit institutions	$4.7	31.8	$4.9	33.3
Current debt to credit institutions	$0.3	2.0	$0.3	1.9
Total liabilities	$125.6	836.4	$95.4	635.2

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.66 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of September 30, 2015.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from accounting principles generally accepted in other jurisdictions, including accounting principles generally accepted in the United States. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. All currency translations are provided solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.66 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of September 30, 2015.

Overview

        We are a fully integrated biotechnology company developing, manufacturing and commercializing novel vaccines for the prevention of life-threatening infectious diseases and the treatment of cancer. We focus on diseases for which the unmet medical need is high and for which we can harness the power of the immune system to induce a response. Our live virus vaccine platform has generated one commercial product for smallpox, one Phase 3 immunotherapy candidate for prostate cancer, one Phase 3 candidate for Ebola and several other clinical programs in the areas of infectious disease and oncology. We recognized revenue of $182 million in 2013 (DKK 1,213 million) and $183 million in 2014 (DKK 1,217 million) primarily from sales of our commercial smallpox vaccine, IMVAMUNE/IMVANEX. This revenue has enabled us to invest significant capital into research and development activities, the expansion of our production infrastructure and the advancement of our clinical pipeline.

        Our expertise in vaccine design and production has led to a 10+ year relationship with the U.S. government pursuant to which we have been awarded approximately $1.2 billion in contracts. To date, we have recognized more than $900 million of revenue from these contracts. We have also established commercial relationships with Bristol-Myers Squibb, BMS, for the commercialization of PROSTVAC our Phase 3 cancer immunotherapy candidate, and with the Janssen Pharmaceutical Companies of Johnson & Johnson, or Janssen, for our Ebola vaccine candidate and additional infectious disease targets, including human papillomavirus. Our numerous contracts with governmental entities and pharmaceutical companies may generally be classified as either:

  ▪
  supply agreements, such as those with the Biomedical Advanced Research and Development Authority, or BARDA, and Janssen, pursuant to which we earn revenue upon delivery of specified products; or

  ▪
  research and development agreements, such as those with BARDA and BMS, pursuant to which we earn revenue upon achievement of specified milestones.

        In 2014, we generated revenues of DKK 1,217 million ($183 million) and earnings before interest and taxes, or EBIT, of DKK 17 million ($3 million). 2014 represented the third year in a row with revenues in excess of DKK 1,000 million ($150 million) and the second year in a row with positive EBIT. In the first nine months of 2015, we generated DKK 703 million ($106 million) in revenues and EBIT of DKK 2 million ($0.3 million). As of September 30, 2015, we had cash and cash equivalents of DKK 462 million ($69 million). In addition, we held investments in securities of DKK 772 million ($116 million). We also maintained credit lines of DKK 393 million ($59 million) as of such date, of which DKK 384 million ($58 million) was undrawn.

Financial Operations Overview

Revenue

        Revenue comprises the fair value of the consideration received or receivable for sales of goods and income derived from development services, including sale of delivered development services under the IMVAMUNE/IMVANEX development project with BARDA. Revenue is measured net of value added tax, duties, etc. collected on behalf of a third party and discounts. The revenue is recognized when it is probable that future economic benefits will flow to us and these benefits can be measured reliably, and when any significant risks and rewards of ownership of the goods or right to the services are transferred and we no longer retain managerial responsibility for, or control of, the goods or services sold.

        Agreements with commercial partners generally include non-refundable upfront license and collaboration fees, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur, and revenue from the supply of products. For these agreements that include multiple elements, total contract consideration is attributed to separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions, provided that each component has value to the partner on a stand-alone basis. The allocated consideration is recognized as revenue in accordance with the principles described above.

        Sales of goods and licenses that transfer the rights associated with ownership of an intangible asset are recognized at a point in time when control is transferred. Revenue from development services and licenses that do not transfer the right of ownership to an intangible asset are recognized over time in line with the execution and delivery of the work.

        If multiple components are not separable, they are combined into a single component and recognized over the period during which we are actively involved in development and deliver significant services to the collaboration partner.

        Since 2007, we have been awarded four significant supply contracts with a total value of more than $950 million. Two contracts in 2007 and 2013 were awarded by BARDA for the delivery of 28 million doses of liquid frozen IMVAMUNE/IMVANEX to the U.S. Strategic National Stockpile, or SNS. A third contract from BARDA was awarded in July 2015 under which we intend to produce and deliver IMVAMUNE/IMVANEX bulk product. The fourth significant supply contract is with Janssen for the delivery of MVA-BN Filo bulk product equivalent of approximately 2 million doses of our Ebola vaccine.

IMVAMUNE/IMVANEX Agreements

        Prior to 2015, we have generated substantially all of our revenue from sales of IMVAMUNE/IMVANEX and the remainder from development contracts with the U.S. government. Revenue associated with the delivery of 28 million doses of liquid frozen IMVAMUNE/IMVANEX was recognized as revenue from 2010 through January 2015.

        In 2014, our revenue from sales of IMVAMUNE/IMVANEX was DKK 1,024 million ($154 million). In January 2015, we completed the delivery of the 8 million doses of IMVAMUNE/IMVANEX to the U.S. government, pursuant to which we recognized the final tranche of revenue under the contract for liquid frozen IMVAMUNE/IMVANEX.

        For the nine months ended September 30, 2015, we generated revenue of DKK 78 million ($12 million) from sales of IMVAMUNE/IMVANEX. Decreased sales of IMVAMUNE/IMVANEX in the nine months ended September 30, 2015 versus the same period in 2014 reflects the transition of IMVAMUNE/IMVANEX from a liquid frozen formulation to a freeze dried formulation. Currently, we are finalizing the validation of the freeze drying production of IMVAMUNE/IMVANEX. In 2016, we expect IMVAMUNE/IMVANEX revenue to increase over 2015 as we expect to initiate bulk production of IMVAMUNE/IMVANEX that could transition into the freeze dried formulation. The IMVAMUNE/IMVANEX bulk product contract is expected to be recognized as revenue in 2016 and the beginning of 2017 as the bulk product is delivered.

MVA-BN Filo Agreements

        In October 2014, we entered into an arrangement with Janssen with respect to the MVA-BN Filo vaccine. The Janssen arrangement consisted of a license contract valued at $45 million, a supply contract valued at $99 million and a $43 million equity investment by Johnson & Johnson Development Corporation. The increase of our share capital and proceeds from the equity investment with Johnson & Johnson Development Corporation were reflected in our consolidated statement of financial position as of December 31, 2014.

        Under the license arrangement, we received $25 million as an upfront payment, which was recognized as a prepayment from customers in our statement of financial position as of December 31, 2014 and, of which $23 million will be recognized as revenue on a pro rata basis as we deliver the MVA-BN Filo bulk product and $2 million will be recognized as project income. The remaining $20 million will be paid based on the achievement of certain milestones. These milestone payments will be recognized as revenue when milestones are achieved.

        Under the supply agreement, we received a prepayment of $35 million, which was recognized as a prepayment from customers in the statement of financial position as of December 31, 2014. In January 2015, we received another prepayment of $36 million from customers. The two prepayments will be recognized as revenue on a pro rata basis as we deliver MVA-BN Filo bulk product. The remaining $28 million under the supply contract will be invoiced and revenue recognized pro rata as we deliver MVA-BN Filo bulk product.

        All deliveries of MVA-BN Filo to Janssen under the current supply contract are expected to be completed in 2015, pursuant to which we expect to recognize all of the related revenue under the contract for MVA-BN Filo. Therefore, our revenue in 2015 has been and will be driven by the reduced delivery of IMVAMUNE/IMVANEX to the U.S. government and increased delivery of MVA-BN Filo to Janssen.

        For the nine months ended September 30, 2015, we generated revenue of DKK 519 million ($78 million) from sales of MVA-BN Filo bulk product.

        In September 2015, we announced the award of a subcontract from Janssen, valued at $9 million. This is part of a contract awarded to Janssen by BARDA to support the advanced development and production of the Ebola prime-boost vaccine regimen. The five-year base subcontract covers studies to improve the production process and establish long-term storage of the MVA-BN Filo bulk vaccine. The contract also includes options for an additional $24 million to implement process development activities for the formulation of a final drug product with a longer shelf life.

        In December 2015, we entered into an additional licensing and collaboration agreement with Janssen. Pursuant to the agreement, we will receive an initial upfront payment of $9 million as well as potential future payments upon reaching development and commercial milestones, together with the upfront payment, totaling up to $171 million. We are also eligible to receive single-digit tiered royalties on future product sales. The initial upfront payment under this agreement is expected to be received and revenue recognized in 2016.

PROSTVAC Agreements

        In March 2015, we entered into an Option and License Agreement with BMS under which we can receive up to $975 million in upfront and milestone payments. The agreement includes the following payments:

  ▪
  upfront option grant payment of $60 million;

  ▪
  option exercise and license payment of $80 million; and subject to the exercise of the option, payments of:

  ▪
  additional incremental payments starting at $50 million, but with a potential to exceed $230 million should the median overall survival benefit of PROSTVAC exceed the efficacy seen in Phase 2 results;

  ▪
  regulatory milestones of up to $110 million receivable upon grant of final regulatory approval on pre-specified major markets; and

  ▪
  sales milestones of up to $495 million.

        We received the upfront option grant payment of $60 million, which was recognized as a prepayment from customers in our statement of financial position as of September 30, 2015 and will be recognized as revenue if and when BMS exercises the option (or if the option expires unexercised). Upon any such exercise of the option by BMS, the PROSTVAC license and any associated trial information to date will effectively transfer to BMS without any restrictions. Accordingly, we will recognize as revenue the option exercise and license payments. As BMS and we have agreed that we will complete the PROSPECT trial, a portion of the payment will be allocated to the completion of the PROSPECT trial if BMS exercises its option before the PROSPECT trial is completed. Upon completion of the PROSPECT trial, we will recognize as revenue the Phase 3 completion milestone payments. Regulatory and sales milestone payments will be recognized as revenue when relevant milestones are achieved.

        The National Cancer Institute (NCI) has rights to 10% of the upfront option payment of $60 million, which has been paid as of September 30, 2015, as well as 10% of the option exercise and license payment of $80 million, if and when BMS exercises the option.

        If our ongoing development efforts are successful, we would expect to generate revenue from sales of additional products and milestone payments, development payments and royalties on sales of products that we license to third parties.

Production Costs

        We maintain a production facility in Kvistgaard, Denmark. During the nine months ended September 30, 2015, we produced at such facility IMVAMUNE/IMVANEX, Ebola vaccines, clinical batches to support future trials and collaborations, while also preparing the PROSTVAC production process for commercial launch. Production costs consist of costs incurred in generating the revenue for the year. Costs for raw materials, consumables, production staff and a proportion of production overhead, including maintenance, depreciation and impairment of tangible assets used in production as well as operation, administration and management of the production facility are recognized as production costs. In addition, the costs related to excess capacity and write-down to net realizable value of goods on stock are recognized.

        The primary production costs that we incur are cost of goods sold for IMVAMUNE/IMVANEX and MVA-BN Filo and costs related to sale of contract work.

Research and Development Costs

        Research and development costs include salaries and costs directly attributable to our research and development projects, less government grants. Furthermore, salaries and costs supporting direct research and development, including costs of patents, rent, leasing and depreciation attributable to laboratories, and external scientific consultancy services, are recognized under research and development costs. Contract research costs incurred to achieve revenue are recognized under production costs. Research costs are expensed in the year they occur.

        Development costs are generally expensed in the year they occur. Capitalization of development costs does not begin until it is deemed realistic that the product can be completed and marketed, and it is highly likely that a marketing authorization will be received. In addition, there must be sufficient certainty that the future earnings to us will cover not only production costs, direct distribution and administrative costs, but also the development costs.

        However, we have met the criteria to capitalize the development costs attributable to the development of IMVAMUNE/IMVANEX, as the IMVAMUNE/IMVANEX contract with the U.S. government initially comprised the delivery of 20 million doses and an option to buy additional doses. For this reason, capitalization of the development costs attributable to this development project began at the date of regulatory approval of the clinical trial.

        Capitalized development costs regarding the registration of IMVAMUNE/IMVANEX contract with the U.S. government are expensed (amortized) and recognized in the income statement under research and development costs when the related income on delivery of the development results have been earned and recognized as revenue. When the development has been completed and IMVAMUNE/IMVANEX has been approved by the U.S. Food and Drug Administration, or the FDA, the remaining carrying amount will be amortized in concurrence with the delivery of doses over the expected economic life of the asset.

        Grants that compensate us for research and development expenses incurred, which are recognized directly in the income statement, are set off against the costs of research and development at the time when a final and binding right to the grant has been obtained.

        The above stated accounting policies require that we split our research and development spending into three categories:

  ▪
  Contract research costs incurred to achieve revenue are recognized under production costs. This constitutes the research and development contracts we have been awarded by the U.S. government under which we perform research and development activities, including, for example, the contract for freeze dried IMVAMUNE/IMVANEX with BARDA.

  ▪
  Development costs regarding the registration of IMVAMUNE/IMVANEX under our contract with the U.S. government, awarded to us in June 2007 by BARDA, are capitalized and shown under intangible assets as IMVAMUNE/IMVANEX development project. The asset is amortized and recognized in the income statement under research and development costs when the related income on delivery of the development results have been earned and recognized as revenue.

  ▪
  All research and development costs excluding the contract research costs and development costs regarding the registration of IMVAMUNE/IMVANEX are shown as research and development costs under the total operating costs in the income statement.

        The successful development of our product candidates is highly uncertain. We believe that significant investment in product development is a competitive necessity and plan to continue these investments in order to be in a position to realize the potential of our product candidates. We cannot reasonably estimate or know the nature, timing and projected costs of the efforts that will be necessary to complete the remainder of the development of, or the period, if any, in which material net cash flows may commence from any of our product candidates in development. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

  ▪
  the scope, rate of progress and expense of our clinical trials and other research and development activities;

  ▪
  our ability to obtain adequate supplies of our product candidates required for later stage clinical trials, including from third party manufacturers;

  ▪
  the potential benefits of our product candidates over other products;

  ▪
  our ability to market, commercialize and achieve market acceptance for any of our product candidates that we are developing or may develop in the future;

  ▪
  future clinical trial results;

  ▪
  the terms and timing of regulatory approvals; and

  ▪
  the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

        A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate.

        We expect that the magnitude of any increase in our research and development spending will be dependent upon such factors as the results from our ongoing preclinical studies and clinical trials, the size, structure and duration of any follow on clinical program that we may initiate, and the cost associated with producing our product candidates on a large scale basis for later stage clinical trials. Furthermore, if the FDA, the European Medicine Agency or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of the clinical development of a product candidate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

        Our total annual research and development spending, including amounts that have been capitalized, was DKK 556 million in 2013 and DKK 572 million ($86 million) in 2014. During 2013 and 2014, we were conducting three Phase 3 trials: two regarding IMVAMUNE/IMVANEX for U.S. approval and one regarding PROSTVAC for U.S. and EU approval. We are currently experiencing declining costs for these three Phase 3 trials. However, we expect to continue to invest in developing our pipeline. In the coming years, we expect that the majority of our research and development spending will be related to our other earlier stage candidates, CV 301 and MVA-BN RSV.

Distribution Costs

        Distribution costs include costs incurred for distribution of goods sold and sales campaigns, including costs for sales and distribution personnel, advertising costs and depreciation and amortization of property, plant and equipment and intangible assets used in the distribution process. We expect that our distribution costs will increase as we add personnel to support the increased scale of our operations.

Administrative Costs

        Administrative costs include costs of company management, staff functions, administrative personnel, office costs, rent, lease payments and depreciation not relating specifically to production, research and development activities or distribution costs. We expect that our administrative costs will increase as we add personnel to support the increased scale of our operations and become subject to certain reporting obligations under the U.S. securities laws.

Financial Income and Financial Expenses

        Financial income includes interest income from bank and deposit contracts, interest income and positive fair value adjustments of financial instruments and securities, and net foreign exchange gains (including foreign exchange differences arising from intercompany balances). Financial expenses includes interest expenses on debt, net negative value adjustments of financial instruments and securities, net foreign exchange losses (including foreign exchange differences arising from intercompany balances), and adjustments of the net present value of provisions.

Financial Results for the Nine Months Ended September 30, 2015 Compared to the Nine Months Ended September 30, 2014

	Nine months ended September 30,
	2015	2015	2014	Change
(in millions)	$	DKK	DKK	DKK	%
Revenue	$105.6	703.0	675.6	27.4	4%
Production costs	36.9	245.7	328.1	(82.4)	(25%	)

Gross profit	68.7	457.3	347.5	109.8	32%
Research and development costs	44.5	296.8	313.5	(16.7)	(5%	)
Distribution costs	5.0	33.0	34.4	(1.4)	(4%	)
Administrative costs	18.8	125.3	120.9	4.4	4%

Total operating costs	68.3	455.1	468.8	(13.7)	(3%	)

Income (loss) before interest and tax	0.4	2.2	(121.3)	123.5	—
Financial income	11.8	78.9	40.0	38.9	97%
Financial expenses	3.1	20.6	3.2	17.4	544%

Income (loss) before company tax	9.1	60.5	(84.5)	145.0	—
Tax (benefit) on income (loss) for the year	0.5	3.4	(12.5)	15.9	—

Net profit (loss) for the year	$8.6	57.1	(72.0)	129.1	—

Revenue

        Revenue generated for the nine months ended September 30, 2015 was DKK 703 million ($106 million) compared to DKK 676 million for the nine months ended September 30, 2014. This increase was due to increased revenue from product sales, which totalled DKK 597 million ($90 million) for the nine months ended September 30, 2015 compared to DKK 576 million for the nine months ended September 30, 2014, and higher revenue from contract work in the amount of DKK 107 million ($16 million) for the nine months ended September 30, 2015 compared to DKK 99 million for the nine months ended September 30, 2014.

        Revenue from product sales of DKK 597 million ($90 million) for the nine months ended September 30, 2015 was generated from the sale of MVA-BN Filo Bulk Drug Substance to Janssen in the amount of DKK 519 million ($78 million), the sale of the last 276,000 doses of IMVAMUNE/IMVANEX under the 8 million dose order from the U.S. government in the amount of DKK 49 million ($7 million), and the sale of IMVAMUNE/IMVANEX to other customers in the amount of DKK 29 million ($4 million). Revenue from product sale of DKK 576 million for the nine months ended September 30, 2014 was generated from the sale of 3.7 million doses of IMVAMUNE/IMVANEX under the 8 million dose order from U.S. government.

Production Costs

        Production costs for the nine months ended September 30, 2015 were DKK 246 million ($37 million) compared to DKK 328 million for the nine months ended September 30, 2014. Costs related directly to revenue for the nine months ended September 30, 2015 were DKK 199 million ($30 million) compared to DKK 322 million for the nine months ended September 30, 2014. In 2014 we produced and sold final drug product (in vials), whereas in 2015, we produced and sold bulk drug substance, which generated fewer costs. Other production costs for the nine months ended September 30, 2015 were DKK 47 million ($7 million) compared to DKK 6 million for the nine months ended September 30, 2014. This increase was primarily due to a higher scrap, or unusable materials, related to the production of bulk material.

Research and Development Costs

        The research and development spending is separated into three different categories. Research and development costs related to the development of IMVAMUNE/IMVANEX for regulatory approval in the United States is capitalized. Research and development costs performed as part of revenue generating contracts with the U.S. government is shown under production costs as contract costs. All other research and development costs are shown as research and development costs.

        The research and development spending for the nine months ended September 30, 2015 and 2014 are shown in the table below:

	Nine months ended September 30,
	2015	2015	2014	Change
(in millions)	$	DKK	DKK	DKK	%
Research and development costs incurred in the period of which:	54.8	365.0	378.9	(13.9)	(4%	)
Contract costs recognized as production costs	(8.4)	(55.7)	(51.4)	(4.3)	8%
Capitalized development costs	(2.3)	(15.2)	(39.4)	24.2	(61%	)
Expensing (amortization) of prior-year costs attributable to the IMVAMUNE/IMVANEX development project	0.4	2.7	25.4	(22.7)	(89%	)

Total	44.5	296.8	313.5	(16.7)	(5%	)

IMVAMUNE, liquid-frozen	2.4	16.3	57.2	(40.9)	(72%	)
IMVAMUNE, freeze-dried	6.5	43.1	23.4	19.7	84%
Ebola/Marburg	3.2	21.3	7.6	13.7	180%
MVA-RSV	1.7	11.2	0.9	10.3	1144%
PROSTVAC	21.1	140.7	180.8	(40.1)	(22%	)
CV-301	1.2	8.2	2.3	5.9	257%
MVA-BN Brachyury	0.8	5.5	0.2	5.3	2650%
MVA Support	2.4	16.1	20.1	(4.0)	(20%	)
Preclinical and hibernated projects	2.3	15.0	15.3	(0.3)	(2%	)

Total project costs(1)	41.6	277.4	307.8	(30.4)	(10%	)

Staff costs(2)	10.7	70.8	59.8	11.0	18%
Patent expenses	0.7	4.9	3.6	1.3	36%
Consultants	0.5	3.4	1.8	1.6	89%
Travel expenses	0.2	1.5	1.0	0.5	50%
Rented premises/maintenance/leasing equipment	0.3	2.3	2.2	0.1	5%
Depreciation	0.3	2.1	2.2	(0.1)	(5%	)
Other costs	0.5	2.6	0.5	2.1	420%

Unallocated internal research and development costs	13.2	87.6	71.1	16.5	23%

Research and development costs incurred in the period	54.8	365.0	378.9	(13.9)	(4%	)

(1)
The direct project costs consist of staff costs in Bavarian Nordic A/S and Bavarian Nordic GmbH only. These costs are allocated to the projects based on employee time sheets. In addition to staff costs, external costs such as, CRO, consultancy and travel related to the individual projects, are included in the table. These costs are incurred in Bavarian Nordic A/S, Bavarian Nordic GmbH and Bavarian Nordic Inc.
(2)
In Bavarian Nordic, Inc. the employees do not prepare time sheets and therefore none of the Bavarian Nordic, Inc.'s staff costs are allocated to the projects specified above. For the nine months ended September 30, 2015 the staff costs in Bavarian Nordic, Inc. amounted to DKK 47 million (DKK 42 million). It is estimated that 70-80% of Bavarian Nordic Inc. staff costs are directly related to projects, but since employees do not prepare time sheets, allocation of the staff costs to the individual projects are not possible.

        The total research and development spending for the nine months ended September 30, 2015 was DKK 297 million ($45 million) compared to DKK 314 million for the nine months ended

September 30, 2014. As part of our growth strategy, research and development functions were centralized during the first half of 2015 and, as a result, headcount has been reduced by approximately 40 employees.

        Research and development costs shown under production costs were DKK 56 million ($8 million) for the nine months ended September 30, 2015, which were broadly in line with the DKK 51 million for the nine months ended September 30, 2014. The capitalized development costs related to IMVAMUNE/IMVANEX for regulatory approval in the United States were relatively high during the nine months ended September 30, 2014 since the Company enrolled for the Phase 3 trial during 2014. The expensing (amortization) of costs attributable to the IMVAMUNE/IMVANEX development project was relatively low during the nine months ended September 30, 2015 as only 276,000 doses were delivered to the U.S. Government compared to 3.7 million doses during the nine months ended September 30, 2014.

Distribution Costs

        Distribution costs amounted to DKK 33 million ($5 million) for the nine months ended September 30, 2015, which were in line with the DKK 34 million for the nine months ended September 30, 2014.

Administrative Costs

        Administrative costs totalled DKK 125 million ($19 million) for the nine months ended September 30, 2015, which were in line with the DKK 121 million for the nine months ended September 30, 2014.

Financial Income and Financial Expenses

        Financial income for the nine months ended September 30, 2015 was DKK 79 million ($12 million) compared to DKK 40 million for the nine months ended September 30, 2014. The increase was due to gains on foreign exchange primarily related to an intercompany loan in U.S. dollars from our parent company to our U.S. subsidiary in California. An increase in the U.S. dollars/DKK rate will result in an unrealized foreign exchange gain as our parent company will have a larger outstanding receivable from the loan when converted to DKK while our U.S. subsidiary will have an unchanged debt in U.S. dollars.

        Financial expenses totalled DKK 21 million ($3 million) for the nine months ended September 30, 2015 compared to DKK 3 million for the nine months ended September 30, 2014. The increase was due to unrealized revaluation losses on our securities of DKK 19 million ($3 million).

Tax on Income for the Period

        Tax for the nine months ended September 30, 2015 was DKK 3 million ($1 million) corresponding to an effective tax rate of 5.6%. The low effective tax rate was primarily due to an intercompany transaction that results in a tax deductible expenditure for Bavarian Nordic A/S and is taxable income in Bavarian Nordic, Inc. But since the taxable income in Bavarian Nordic, Inc. can be offset with previously non-recognized tax losses carry forward, the net impact at the group level is a tax income leading to a low effective tax rate for the nine month period ended September 30, 2015.

        Tax for the nine months ended September 30, 2014 was a benefit of DKK 13 million corresponding to an effective tax rate of 15%. The low rate was due to non-recognized deferred tax asset on the period's loss in Bavarian Nordic, Inc. Inclusion of Bavarian Nordic, Inc.'s loss would have increased the negative tax amount and raised the effective tax rate.

Financial Results for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

	Year Ended December 31,
	2014		2013	Change
(in millions)	$	DKK	DKK	DKK	%
Revenue	$182.7	1,216.8	1,212.5	4.3	0%
Production costs	74.4	495.1	484.7	10.4	2%

Gross profit	108.3	721.7	727.8	(6.1)	(1%	)
Research and development costs	71.9	478.9	496.6	(17.7)	(4%	)
Distribution costs	6.8	45.1	40.8	4.3	11%
Administrative costs	27.1	181.0	157.0	24.0	15%

Income before interest and tax (EBIT)	2.5	16.7	33.4	(16.7)	(50%	)
Financial income	8.6	57.3	6.6	50.7	768%
Financial expenses	1.5	9.7	33.8	(24.1)	(71%	)

Income before company tax	9.6	64.3	6.2	58.1	937%
Tax on income for the year	5.7	38.4	52.9	(14.5)	(27%	)

Net profit (loss) for the period	$3.9	25.9	(46.7)	72.6	—%

Revenue

        Revenue for the year ended December 31, 2014 was DKK 1,217 million ($183 million) compared to revenue of DKK 1,213 million for the year ended December 31, 2013. The revenue in 2014 was comprised of deliveries of IMVAMUNE/IMVANEX to the SNS in the amount of DKK 1,018 million, revenue from our ongoing development contract with the U.S. government in the amount of DKK 193 million and sales of IMVAMUNE/IMVANEX to other customers in the amount of DKK 6 million. The revenue in 2013 was comprised of revenue from IMVAMUNE/IMVANEX delivered to the SNS of DKK 839 million and revenue related to contract work, including sale of development results, of DKK 373 million.

Production Costs

        Production costs amounted to DKK 495 million ($74 million) for the year ended December 31, 2014 compared to DKK 485 million for the year ended December 31, 2013. Costs related directly to revenue for the year ended December 31, 2014 amounted to DKK 503 million ($76 million) compared to DKK 433 million for the year ended December 31, 2013. This increase is related to the higher product sale. Other production costs totaled DKK (8) million ($ (1) million) for the year ended December 31, 2014 compared to DKK 51 million for the year ended December 31, 2013. This decrease in other production costs was due to a very successful production performance with reversal of write-downs of DKK 12 million ($2 million) in 2014, and a provision made for scrap of products in 2013, which did not materialize in 2014.

Research and Development Costs

        Our principal research and development costs for the years ended December 31, 2014 and 2013 are shown in the following table:

	Year Ended December 31,
	2014	2014	2013	Change
(in millions)	$	DKK	DKK	DKK	%
Research and development costs incurred in the period of which:	85.9	572.0	556.1	15.9	3%
Contract costs recognized as production costs	(13.8)	(91.7)	(105.2)	13.5	(13%	)
Capitalized development costs	(7.0)	(46.9)	(102.3)	55.4	(54%	)
Expensing (amortization) of prior-year costs attributable to the IMVAMUNE/IMVANEX development project	6.8	45.5	148.0	(102.5)	(69%	)

Total	71.9	478.9	496.6	(17.7)	(4%	)

IMVAMUNE, liquid-frozen	10.2	68.0	154.2	(86.2)	(56%	)
IMVAMUNE, freeze-dried	8.8	58.3	49.6	8.7	18%
Ebola/Marburg	1.7	11.2	6.6	4.6	70%
MVA-RSV	0.2	1.4	3.1	(1.7)	(55%	)
PROSTVAC	41.8	278.5	180.7	97.8	54%
CV-301	0.4	2.8	1.1	1.7	155%
MVA-BN Brachyury	0.1	0.4	0.2	0.2	100%
MVA Support	4.2	28.2	28.0	0.2	1%
Preclinical and hibernated projects	3.2	21.1	20.1	1.0	5%

Total project costs(1)	70.6	469.9	443.6	26.3	6%

Staff costs(2)	12.5	83.0	84.1	(1.1)	(1%	)
Patent expenses	0.8	5.1	7.0	(1.9)	(27%	)
Consultants	0.4	2.7	2.9	(0.2)	(7%	)
Travel expenses	0.3	2.0	1.4	0.6	43%
Rented premises/maintenance/leasing equipment	0.5	3.0	2.2	0.8	36%
Depreciation	0.4	2.9	6.3	(3.4)	(54%	)
Other costs	0.4	3.4	8.6	(5.2)	(60%	)

Unallocated internal research and development costs	15.3	102.1	112.5	(10.4)	(9%	)

Research and development costs incurred in the period	85.9	572.0	556.1	15.9	3%

(1)
The direct project costs consist of staff costs in Bavarian Nordic A/S and Bavarian Nordic GmbH only. These costs are allocated to the projects based on employee time sheets. In addition to staff costs, external costs such as, CRO, consultancy and travel related to the individual projects, are included in the table. These costs are incurred in Bavarian Nordic A/S, Bavarian Nordic GmbH and Bavarian Nordic Inc.
(2)
In Bavarian Nordic, Inc. the employees do not prepare time sheets and therefore none of the Bavarian Nordic, Inc.'s staff costs are allocated to the projects specified above. In 2014 the staff costs in Bavarian Nordic, Inc. amounted to DKK 55 million (DKK 54 million). It is estimated that 70-80% of Bavarian Nordic Inc. staff costs are directly related to projects, but since employees do not prepare time sheets, allocation of the staff costs to the individual projects are not possible.

        The total research and development spending for the year ended December 31, 2014 was DKK 572 million ($86 million), including contract costs recognized as production costs as well as capitalized development costs, compared to research and development costs of DKK 556 million for the year ended December 31, 2013. The increase was primarily related to the development of PROSTVAC. Costs related to the development of PROSTVAC for the year ended December 31, 2014 were DKK 279 million ($42 million) compared to costs of DKK 181 million for the year ended December 31, 2013. We amortized DKK 46 million ($7 million) related to the ongoing IMVAMUNE/IMVANEX development project for the year ended December 31, 2014 compared to DKK 148 million for the year ended December 31, 2013. The decrease is explained below.

        Research and development costs shown under production costs were DKK 92 million ($14 million) for the year ended December 31, 2014 compared to DKK 105 million for the year ended December 31, 2013.

        Our capitalized research and development costs related to IMVAMUNE/IMVANEX for regulatory approval in the United States were DKK 47 million ($7 million) for the year ended December 31, 2014 compared to DKK 102 million for the year ended December 31, 2013. This decrease was due to the 4,000 subject Phase 3 trial for IMVAMUNE/IMVANEX, which was enrolled in 2013 and as to which we incurred most of the cost in 2013 as compared to 2014. The amortized research and development costs related to IMVAMUNE/IMVANEX for regulatory approval in the United States decreased by DKK 103 million ($15 million). This decrease was due to the amortization in 2013, during which all doses delivered to the U.S. government to that date were amortized. The amortization was linked to the number of doses delivered annually. However, when the amortization started—upon award of the 8 million dose order—all doses delivered under the 20 million dose order were amortized.

Distribution Costs

        The distribution costs were DKK 45 million ($7 million) for the year ended December 31, 2014 compared to DKK 41 million for the year ended December 31, 2013. The increase was due to increased commercial activities after the approval of IMVAMUNE/IMVANEX in the European Union and Canada.

Administrative Costs

        Administrative costs were DKK 181 million ($27 million) for the year ended December 31, 2014 compared to DKK 157 million for the year ended December 31, 2013. This increase was due to increased costs for consultants and lawyers.

Financial Income and Financial Expenses

        Financial income for the year ended December 31, 2014 was DKK 57 million ($9 million), compared to DKK 7 million for the year ended December 31, 2013. This increase was primarily attributable to an increased U.S. dollar/DKK exchange rate for the year ended December 31, 2014, resulting in an unrealized net foreign exchange gain related to the intercompany loan between our parent company and our U.S. subsidiary, of DKK 38 million ($6 million). Financial expenses for the year ended December 31, 2014 was DKK 10 million ($1 million) compared to DKK 34 million for the year ended December 31, 2013. This decrease was primarily attributable to unrealized net foreign exchange losses of DKK 22 million in 2013.

Tax on Income for the Year

        Tax on the income for the year ended December 31, 2014 was DKK 38 million ($6 million) corresponding to an effective tax rate of 60%. The effective tax rate was above the Danish Company tax rate of 24.5% due to non-recognized deferred tax asset on the period's loss in Bavarian Nordic, Inc. and adjustments of deferred tax due to change in tax rates.

        Tax on the income for the year ended December 31, 2013 was DKK 53 million corresponding to an effective tax rate of 853%, primarily due to a DKK 38 million tax expense related to adjustment of the deferred tax asset due to changed tax rates (from 25% to 22% in 2016).

Liquidity and Capital Resources

        As of September 30, 2015, we had cash and cash equivalents of DKK 462 million ($69 million). In addition, we held investments in securities of DKK 772 million ($116 million). We also maintained credit lines of DKK 393 million ($59 million) as of such date, of which DKK 384 million ($58 million) was undrawn.

        We require cash to meet our operating expenses and capital expenditures. We have funded our cash requirements from inception through September 30, 2015 principally with a combination of revenue from product sales, including contract work for the U.S. government, debt financings, revenue under our collaboration agreement with Janssen, development funding from government entities and, to a lesser extent, from the sale of our common stock.

Cash Flows

        The following table provides information regarding our cash flows for the years ended December 31, 2014 and 2013 and the nine months ended September 30, 2015 and 2014.

	Nine months ended September 30,			Year Ended December 31,
(in millions)	2015	2015	2014	2014	2014	2013
	$	DKK	DKK	$	DKK	DKK
Net cash provided by (used in):
Operating activities	$40.5	270.0	(209.7)	50.9	338.7	147.1
Investing activities	(35.7)	(238.5)	13.0	(75.7)	(503.6)	(146.5)
Financing activities	2.4	16.3	(4.2)	32.5	216.2	(7.1)

Total net cash provided (used)	$7.2	47.8	(200.9)	7.7	51.3	(6.5)

        Net cash provided by operating activities totalled DKK 339 million ($51 million) for the year ended December 31, 2014 compared to DKK 147 million for the year ended December 31, 2013. The increase was primarily due to the prepayments received from the agreement with Janssen in October 2014 in the amount of $60 million.

        Net cash provided by operating activities for the nine months ended September 30, 2015 was DKK 270 million ($41 million) compared to net cash used in operating activities of DKK 210 million for the nine months ended September 30, 2014. This increase was primarily due to the second upfront payment under the development supply agreement with Janssen in the amount of $36 million and the upfront payment from the license agreement with BMS for PROSTVAC in the amount of $60 million.

        Net cash used in investing activities was DKK 504 million ($76 million) for the year ended December 31, 2014 compared to DKK 147 million for the year ended December 31, 2013. This increase was primarily due to investment in securities in the amount of DKK 398 million ($60 million), which was partly offset by a decrease in investment in intangible assets in the amount of DKK 57 million ($9 million).

        Net cash used in investing activities for the nine months ended September 30, 2015 was DKK 239 million ($36 million) compared to net cash provided by investing activities of DKK 13 million for the nine months ended September 30, 2014. The cash used in the nine months ended September 30, 2015 was primarily related to net investment in securities in the amount of DKK 209 million ($31 million). Investment in property, plant and equipment and intangible assets amounted to DKK 30 million ($5 million) compared to DKK 83 million in the nine months ended September 30, 2014. During the nine months ended September 30, 2014, we spent DKK 43 million in intangible investments of which DKK 39 million was related to the IMVAMUNE/IMVANEX development project and DKK 40 million in tangible investments of which DKK 23 million was related to the expansion of the Kvistgaard facility. In the same period, we had a net disposal of securities in the amount of DKK 96 million.

        Net cash provided by financing activities totalled DKK 216 million ($32 million) for the year ended December 31, 2014 compared to net cash used in financing activities of DKK 7 million for the year ended December 31, 2013. The increase was primarily due to proceeds from Johnson & Johnson Development Corporation's equity investment of $43 million and proceeds from our warrant program in the amount of DKK 14 million ($2 million), which was partly offset by a higher repayment on our mortgage and construction loan in the amount of DKK 42 million ($6 million).

        Net cash provided by financing activities for the nine months ended September 30, 2015 was DKK 16 million ($2 million) compared to net cash used in financing activities of DKK 4 million for the nine months ended September 30, 2014. The increase was primarily due to higher proceeds from exercise of our warrant programs in the amount of DKK 16 million ($2 million).

        The net increase in cash and cash equivalents for the nine months ended September 30, 2015 was DKK 48 million ($7 million).

Contractual Obligations

        The following tables summarize our contractual obligations at December 31, 2014.

	Payments due by period
(DKK in millions)	2015	2016	2017	2018	2019	After 2019	Total
Contractual obligations:
Short and long-term debt(1)	3.5	3.5	3.5	3.5	3.5	32.9	50.4
Operating lease obligations	20.7	20.6	8.2	6.2	—	—	55.7
Collaborative agreements	13.4	14.1	38.6	—	3.1	12.2	81.4
Other contractual obligations	27.5	0.2	—	—	—	—	27.7

Total contractual obligations	65.1	38.4	50.3	9.7	6.6	45.1	215.2

(1)
Includes scheduled interest payments.

	Payments due by period
($ in millions)	2015	2016	2017	2018	2019	After 2019	Total
Contractual obligations:
Short and long-term debt(1)	$0.5	$0.5	$0.5	$0.5	$0.5	$4.9	$7.4
Operating lease obligations	3.2	3.2	1.3	0.9	—	—	8.6
Collaborative agreements	2.0	2.1	5.8	—	0.5	1.8	12.2
Other contractual obligations	4.1	—	—	—	—	—	4.1

Total contractual obligations	$9.8	$5.8	$7.6	$1.4	$1.0	$6.7	$32.3

(1)
Includes scheduled interest payments.

        As of September 30, 2015, our principal amount of debt outstanding to credit institutions, undrawn credit facilities and guarantees received was comprised primarily of the following:

  ▪
  DKK 34 million ($5 million) debt outstanding relates to a mortgage loan with Realkredit Danmark regarding our headquarters located in Kvistgaard, Denmark. It consists of two loans. One loan of DKK 14 million ($2 million), which terminates in 2024 and bears annual interest of 4.5352%, and a second loan of DKK 20 million ($3 million), which terminates in 2035 and bears annual interest of 4.1684%. The mortgage debt with Realkredit Danmark is secured solely by real property located in Kvistgaard, Denmark;

  ▪
  an overdraft facility with Nordea Bank of DKK 20 million ($3 million), which primarily is used for guarantees. As of September 30, 2015, we had issued guarantees under the facility in the amount of DKK 9 million ($1 million). With Nordea Bank, we also have an OTC-line for foreign exchange with a nominal amount cap of DKK 50 million ($7 million) enabling us to hedge our U.S. dollar exposure. Liens, securing the Nordea Bank facilities, are a first priority registered pledge of a DKK 150 million ($23 million) floating charge deed (in Danish: virksomhedsejerpantebrev). The charge deed relates to unsecured claims arising from the sale of goods and services, and stocks of raw materials, semi-manufactured goods and finished goods; and

  ▪
  an undrawn loan of EUR 50 million ($56 million) by the European Investment Bank, granted in May 2015. The loan is currently undrawn. We have until November 2016 to decide if and how much of the loan we want to draw in tranches of a minimum of EUR 15 million ($17 million). The loan is a 3 to 5 year loan with variable interest, including a margin of 3.26% over EURIBOR. The loan is unsecured.

        As of December 31, 2014 our operating lease obligations were comprised primarily of the following:

  ▪
  car leasing and lease of office equipment in the amount of DKK 4 million ($1 million); and

  ▪
  rent obligations in the amount of DKK 52 million ($8 million).

        As of December 31, 2014 our contractual obligations under collaborative agreements were comprised primarily of a commitment for a filling campaign in March 2015, future NCI CRADA payments for PROSTVAC and CV 301 and potential NIH milestone payments for PROSTVAC.

Funding Requirements

        We believe that the net proceeds from this offering, together with our existing securities, cash and cash equivalents, revenue from IMVAMUNE/IMVANEX and MVA-BN Filo product sales, milestones from collaborations and other committed sources of funds, will be sufficient to enable us to fund our anticipated operating expenses, capital expenditure and debt service requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong. We expect to continue to fund a significant portion of our development and commercialization costs for our product candidates with internally generated funds from sales of IMVAMUNE/IMVANEX and MVA-BN Filo. There are numerous risks and uncertainties associated with IMVAMUNE/IMVANEX and MVA-BN Filo product sales, and with the development and commercialization of our product candidates. In addition, our ability to borrow additional amounts under our loan agreements is subject to our satisfaction of specified conditions.

        Our future capital requirements will depend on many factors, including:

  ▪
  the level and timing of IMVAMUNE/IMVANEX and MVA-BN Filo product sales and production costs;

  ▪
  the scope, progress, results and costs of our preclinical and clinical development activities;

  ▪
  the costs, timing and outcome of regulatory review of our product candidates;

  ▪
  the number of, and development requirements for, other product candidates that we may pursue;

  ▪
  the costs of commercialization activities, including product marketing, sales and distribution;

  ▪
  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation;

  ▪
  the extent to which we acquire or invest in businesses, products and technologies;

  ▪
  our ability to obtain development funding from government entities and non-government organizations; and

  ▪
  our ability to establish and maintain collaborations, such as our collaborations with Janssen and BMS.

        We may require additional sources of funds for future acquisitions that we may make or, depending on the size of the obligation, to meet balloon payments upon maturity of our current borrowings. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, or corporate collaboration and licensing arrangements.

        Additional equity or debt financing, grants, or corporate collaboration and licensing arrangements, may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs or reduce our planned commercialization efforts. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that may not be favorable to us.

Off-Balance Sheet Arrangements

        We have not entered into any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

        Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates. We have from time to time purchased or sold foreign exchange options to manage our currency exposure to such risks.

Foreign Currency Risk

        Our parent company's functional currency is DKK, although our U.S. subsidiaries use the U.S. dollar for their functional currency. Our production site is in Denmark and the related cost base is mainly determined in DKK. Our consolidated presentation currency for our consolidated financial statements is DKK. Currencies other than DKK are considered a foreign currency.

        We have the highest exposure for exchange rate risks in U.S. dollar. A substantial part of our revenue and cost base arises from U.S. dollar contracts. However, the annual net exposure in U.S. dollar (positive cash flow) has still been more than $100 million the last couple of years, meaning that we have a material exposure towards the development in the U.S. dollar exchange rates.

        Our foreign exchange policy is as follows: Generally, we seek to minimize exchange rate risk on cash flows in foreign currencies by natural hedging through matching of income and expenses in U.S. dollars. At a minimum, twice per year, when preparing our annual forecast and budget, we calculate our net exposure in U.S. dollars for the coming 12 months. Based on such calculations, it is decided whether to hedge our net exposure by entering foreign exchange contracts or options. The net exposure only includes committed sales contracts, meaning that non-committed sales contracts are excluded although included as revenue in the budget.

        We have an intercompany loan in U.S. dollars from our parent company in Denmark (Bavarian Nordic A/S) to our U.S. subsidiary in California. This loan cannot be hedged. This means that an increase in the U.S. dollar/DKK exchange rate will result in a non-cash foreign exchange gain as our parent company will have a larger outstanding receivable from the loan when converted to DKK, while our U.S. subsidiary will have an unchanged debt in U.S. dollars. A decrease in the U.S. dollar/DKK rate will result in a non-cash foreign exchange loss as the parent company will have a smaller outstanding receivable from the loan when converted to DKK, while our U.S. subsidiary will have an unchanged debt in U.S. dollar. As of September 30, 2015 the loan amounted to $51 million.

        We perform an analysis and report on our foreign currency exposure on an annual basis. At September 30, 2015, the carrying amount of our foreign currency denominated monetary assets (including our intercompany loan) was $114 million, of which we held $51 million denominated in U.S. dollars and our foreign currency denominated monetary liabilities was $1 million. The net proceeds from this offering in U.S. dollars may be partially held in U.S. dollars and partially converted to our functional currency.

        A sensitivity analysis of our exposure to the U.S. dollar based on outstanding foreign currency denominated monetary items as of September 30, 2015 shows that a strengthening of U.S. dollar against DKK by 10% would increase net profit or loss and equity by DKK 76 million ($11 million). A 10% weakening of the U.S. dollar against DKK would decrease profit or loss and equity by a similar amount.

Credit Risk

        We consider all of our material counterparties, including the U.S. government, the European Union, BMS and Janssen to be creditworthy. Our trade receivables consist of a small number of large transactions with our collaboration partners and other biopharmaceutical companies. This may lead to a significant concentration of credit risk, but we consider the credit risk for each of our collaboration partners, and other customers with whom we conduct business, to be low. We limit our credit risk on securities, cash and cash equivalents by depositing our cash reserves with banks that maintain high credit ratings assigned by international credit rating agencies.

Liquidity Risk

        We manage our liquidity risk by maintaining adequate cash reserves at banks, and by continuously monitoring our cash forecasts, our actual cash flows and by matching the maturity profiles of financial assets and liabilities. We believe that our existing securities, cash and cash equivalents as of September 30, 2015, along with the proceeds from this offering, will be sufficient to meet our projected cash requirements for at least the 12 months from the date of this prospectus.

Effects of Inflation

        Our most liquid assets are securities, cash and cash equivalents. Because of their liquidity, these assets are not directly affected by inflation. We have intangible and tangible assets in the value of our intellectual property. Because we intend to retain and continue to use our intangible assets and property, plant and equipment, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

Significant Accounting Policies

        Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A description of our significant accounting policies is provided in our audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013 included elsewhere in this prospectus.

Implementation of New and Revised Standards and Interpretations

        The IASB has issued new standards and revisions to existing standards and new interpretations, which are mandatory for accounting periods commencing on or after January 1, 2014. The implementation of new or revised standards and interpretations that are in force have not changed the accounting policies and thus have not affected net profit for the year or the financial position.

        At the date of publication of the consolidated financial statements, a number of new and amended standards and interpretations have not yet entered into force. Therefore, they are not incorporated in the consolidated financial statements.

        IASB has issued IFRS 9 "Financial Instruments," with an effective date of January 1, 2018. However, it has not yet been implemented. IFRS 9 "Financial Instruments" is part of IASB's project to replace IAS 39 "Financial Instruments: Recognition and Measurement," and the new standard will change the classification, presentation and measurement of financial instruments and hedging requirements. We are assessing the impact of the standard, but it is not expected to have any material impact on future consolidated financial statements.

        IFRS 15 "Revenue from Contracts with Customers" is effective for annual periods beginning on or after January 1, 2018. However, it has not yet been implemented. Entities will apply a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. Before implementation of the standard, we will assess whether IFRS 15 "Revenue from Contracts with Customers" has an impact on current and new significant agreements. The new standard is not expected to have any material impact on future consolidated financial statements.

Significant Accounting Estimates, Assumptions and Uncertainties

        In the preparation of the consolidated financial statements, management makes a number of accounting estimates that form the basis for the presentation, recognition and measurement of our assets and liabilities.

        The recognition and measurement of assets and liabilities often depends on future events that are somewhat uncertain. In that respect, it is necessary to assume a course of events that reflects management's assessment of the most probable course of events.

        In connection with the preparation of the consolidated financial statements, management has made a number of estimates and assumptions concerning carrying amounts. Management has made the following accounting judgments, which significantly affect the amounts recognized in the consolidated financial statements:

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  Revenue recognition

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  Deferred tax asset

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  Capitalization of development costs

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  Useful lives of property, plant and equipment

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  Inventories, including impairment and production overheads

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  Provisions

        Please refer to the notes to our audited consolidated financial statements included elsewhere in this prospectus for further description of the significant accounting estimates and assumptions used.

Implications of Being an "Emerging Growth Company" and a Foreign Private Issuer

        As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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  a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure; and

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  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

        We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, have more than $700 million in market value of the equity securities held by non-affiliates, or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of shares and ADSs may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event that we convert to accounting principles generally accepted in the United States (which we do not currently intend to do) while we remain an emerging growth company, we have irrevocably elected to opt out of such extended transition period.

BUSINESS

Overview

        We are a fully integrated biotechnology company developing, manufacturing and commercializing novel vaccines for the prevention of life-threatening infectious diseases and the treatment of cancer. We focus on diseases for which the unmet medical need is high and for which we can harness the power of the immune system to induce a response. Our live virus vaccine platform employs poxviruses in a modular approach to create our vaccines. This platform has generated one commercial product for smallpox, one Phase 3 immunotherapy candidate for prostate cancer, one Phase 3 candidate for Ebola and several other clinical programs in the areas of infectious disease and oncology. We recognized revenue of $182 million in each of 2013 and 2014, primarily from sales of our commercial smallpox vaccine, IMVAMUNE/IMVANEX. This revenue has enabled us to invest significant capital into research and development activities, the expansion of our production infrastructure and the advancement of our clinical pipeline.

        Our poxviruses are designed to enhance the immune system through the production of antibodies and the stimulation of T-cells. The poxvirus family consists of viruses with larger DNA genomes than other viruses. The large genome of poxviruses allows for insertion of genetic material encoding for multiple and relatively large antigens, which are toxins or foreign substances that induce an immune response. This enables us to create vaccines for a wide variety of diseases. It also permits us to target multiple antigens for a single disease which we believe leads to a more robust vaccine. Our modular approach has three core components, which can be combined in a prime-boost regimen in various formulations. There are three types of poxviruses that we may employ to achieve a desired effect: Modified Vaccinia Ankara, or MVA, vaccinia and Fowlpox. We optimize these poxviruses with our proprietary technology to incorporate an antigen in order to create recombinant viral vaccines. We employ these viruses in various combinations for both the initial vaccination, or primer, and subsequent vaccination(s), or booster(s).

        Our expertise in this field has led to a 10+ year long relationship with the U.S. government, pursuant to which we have been awarded approximately $1.2 billion in contracts. To date, we have recognized more than $900 million of revenue from these contracts. We believe that we are well positioned to generate additional revenue from such contracts due to our track record of success, relationships with U.S. governmental agencies and the quality of our live virus vaccines. More recently, we believe our platform has been validated by commercial relationships with two large pharmaceutical companies, Bristol-Myers Squibb, or BMS, for PROSTVAC, our Phase 3 cancer immunotherapy candidate, and the Janssen Pharmaceutical Companies of Johnson & Johnson, or Janssen, for our Ebola vaccine candidate and additional infectious disease targets, including human papillomavirus, or HPV.

        Our vaccine portfolio consists of two product categories: infectious disease vaccines and cancer immunotherapies. Our infectious disease portfolio includes the following:

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  IMVAMUNE/IMVANEX is a smallpox vaccine approved and marketed in Canada and the European Union, which has been used in more than 7,600 patients. Although not yet approved in the United States, we have also supplied 28 million doses of IMVAMUNE/IMVANEX to the U.S. government. The U.S. government stockpiles IMVAMUNE/IMVANEX in the event of an emergency outbreak of smallpox, which it would be able to distribute in such event under an emergency use authorization. IMVAMUNE/IMVANEX is currently being evaluated in a Phase 3 program to support U.S. approval by the U.S. Food and Drug Administration, or FDA. We are also developing a freeze dried formulation of IMVAMUNE/IMVANEX under a contract with the U.S. government to replace the current liquid frozen version. Due to a potential shelf life of approximately 10 or more years, we believe that our freeze dried formulation is well positioned to fulfill the U.S. government's long-term requirements for a smallpox vaccine. We recognized revenue of $126 million and $154 million in 2013 and 2014, respectively, from sales of IMVAMUNE/IMVANEX.

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  MVA-BN RSV is being developed as a vaccine for respiratory syncytial virus, or RSV. RSV is the most common cause of lower respiratory tract infection in children worldwide and a cause of death in the elderly population comparable in numbers to influenza. We have developed MVA-BN RSV to elicit both an antibody and T-cell response in order to provide optimal protection against RSV. We initiated a Phase 1 trial in healthy adults in August 2015.

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  MVA-BN Filo is being developed as an Ebola vaccine in partnership with Janssen. Janssen presented preliminary results from an initial Phase 1 trial in May 2015 demonstrating that administration of MVA-BN Filo resulted in a robust T-cell response. A multicenter Phase 2 clinical trial was initiated in the United Kingdom and France in July 2015, and a second Phase 2 trial and a Phase 3 trial were initiated in Africa in October 2015. We and Janssen are also developing the MVA-BN Filo vaccine to target Marburg virus disease, a related hemorrhagic fever. Through the Janssen collaboration, we are also exploring additional diseases and targets; specifically, MVA-BN is being evaluated in preclinical stages for the early treatment and prevention of HPV-induced cancers as well as in two undisclosed infectious disease targets for the potential expansion of the agreement.

        We are also developing a pipeline of cancer immunotherapy product candidates to harness the power of the immune system to fight cancer. Our product candidates have been designed to enhance a specific T-cell response against a tumor target. In addition, this targeted T-cell response also inflames the tumor, thereby making it more sensitive to additional targeted therapies.

        Our cancer immunotherapy portfolio contains the following product candidates:

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  PROSTVAC is a prostate-specific antigen, or PSA, targeted immunotherapy candidate currently in Phase 3 development for the treatment of patients with asymptomatic or minimally symptomatic metastatic castration-resistant prostate cancer, or mCRPC. PROSTVAC has been administered to more than 1,500 patients in more than 14 ongoing or completed Phase 1, Phase 2 and Phase 3 clinical trials. In several of these trials, the administration of PROSTVAC has resulted in an apparent survival benefit, a robust T-cell response and promising evidence of safety and efficacy both as monotherapy and when dosed in combination with other therapies, including checkpoint inhibitors, a class of drugs that may enhance the anti-tumor T-cell response. In March 2015, we entered into an option agreement with BMS that included a $60 million upfront payment and subsequent milestone payments up to an aggregate of $915 million, as well as royalty payments, granting BMS commercialization rights to PROSTVAC. See the section of this Prospectus entitled "Business—Our Partnerships—Agreement with BMS Regarding PROSTVAC." Among the ongoing clinical trials are five Phase 2 clinical trials sponsored by the National Cancer Institute, or NCI, evaluating PROSTVAC in earlier prostate cancer disease settings and/or in combination with several other therapies, including checkpoint inhibitors.

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  CV 301 is a novel immunotherapy candidate that targets two tumor-associated antigens, CEA and MUC-1, which are over-expressed in major cancer types. CV 301 and its precursors have been tested in 6 ongoing or completed NCI-sponsored clinical trials in various cancers, and more than 300 patients have been treated with the product candidate. CV 301 is currently being evaluated in an NCI-sponsored Phase 2 clinical trial for bladder cancer, and we expect to initiate three Phase 2 clinical trials in combination with checkpoint inhibitors, beginning with non-small cell lung cancer, or NSCLC, in 2016.

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  MVA-BN Brachyury is a novel immunotherapy candidate designed to induce a robust T-cell immune response against brachyury, a tumor-associated antigen that is overexpressed in major solid tumor indications. Tumors that overexpress brachyury are believed to be highly resistant to current therapies and are associated with decreased survival rates. We completed an NCI-sponsored Phase 1 trial of MVA-BN Brachyury in patients with metastatic cancer or chordoma, an ultra-orphan, or extremely rare, brachyury-expressing cancer of the skull and spine, and we reported data from the trial in November 2015. Data from this trial demonstrated for the first time that an MVA-BN based vaccine targeting brachyury can induce brachyury-specific T-cell immune responses in advanced cancer patients. MVA-BN Brachyury was well-tolerated with no dose limiting toxicities. The maximum tolerated dose was not reached and no serious adverse vaccine-related events were observed.

        In order to advance our pipeline, we have established and will continue to assess collaborations with third parties. We work closely with the NCI, and other institutes and centers of the National Institutes of Health, or NIH, towards the development of key technologies underlying our product candidates. We have established relationships with the U.S. Public Health Emergency Medical Countermeasures Enterprise, or PHEMCE, as well as its member organizations, including the Biomedical Advanced Research and Development Authority, or BARDA, the Department of Defense, or DOD, and the Department of Homeland Security, or DHS. To advance PROSTVAC and MVA-BN Filo, we have established collaborations with BMS and Janssen, respectively. We currently retain worldwide commercial rights to MVA-BN RSV, MVA-BN Brachyury and CV 301 for multiple solid tumor indications.

        We own and operate a fully integrated, highly scalable current Good Manufacturing Practices, or cGMP, commercial scale vaccine production facility in Kvistgaard, Denmark. This facility has been inspected by the European Medicine Agency, or EMA, and the FDA without notice of any material deficiency. As part of the contract to supply 28 million doses of IMVAMUNE/IMVANEX to the U.S. government, we have had numerous successful inspections by the NIH and BARDA. We have built an extensive patent portfolio comprised of more than 740 granted/issued patents and more than 240 pending patent applications. Our ability to manufacture our live virus vaccines has been demonstrated by our production of 28 million doses of IMVAMUNE/IMVANEX to date and more than 2 million doses of our MVA-BN Filo product candidate for Ebola.

Our Vaccine Pipeline

        We have leveraged our live virus vaccine platform to generate one commercial vaccine that is part of seven clinical programs in our focus areas of infectious diseases and cancer immunotherapy. The chart below summarizes the stage of each of our active clinical development programs. Please also see a description of certain supply and research and development agreements, pursuant to which we are developing certain of these products under the caption "—Our Partnerships."

PRODUCT CANDIDATE	INDICATION	PRIMER	BOOSTER	PHASE 1	PHASE 2	PHASE 3	APPROVED	LOCATION OF CLINICAL TRIAL
Infectious Disease Portfolio								
IMVAMUNE / IMVANEX ***(liquid frozen)***	Smallpox	MVA-BN	MVA-BN	Approved in Canada and the European Union				United States
	Smallpox	MVA-BN	MVA-BN	Phase 3 in the United States (non-inferiority)				United States
IMVAMUNE ***(freeze dried)***	Smallpox	MVA-BN	MVA-BN	Phase 2 complete				United States
MVA-BN Filo	Ebola / Marburg	AdVac[a]	MVA-BN					United States
MVA-BN RSV	RSV	MVA-BN	MVA-BN	Fully enrolled				United States
Cancer Immunotherapy Portfolio								
PROSTVAC	mCRPC	Vaccinia	Fowlpox	PROSPECT fully enrolled				Australia, Belgium, Canada, Denmark, Estonia, France, Germany, Iceland, Israel, Netherlands, Poland, Russia, Spain, United Kingdom and United States (including Puerto Rico)
	Localized Prostate Cancer	Vaccinia	Fowlpox					United States
	Localized Prostate Cancer (neoadjuvant)[b]	Vaccinia	Fowlpox					United States
	mCRPC	Vaccinia	Fowlpox	*+ XTANDI (enzalutamide)*				United States
	Non-Metastatic Prostate Cancer	Vaccinia	Fowlpox	*+ XTANDI (enzalutamide)*				United States
	Prostate Cancer	Vaccinia	Fowlpox	*+ ipilimumab*				United States
CV 301	Bladder Cancer	Vaccinia[c]	Fowlpox					United States
MVA-BN Brachyury	Solid Tumors	MVA-BN	MVA-BN[d]					United States

(a) An adenovirus primer from Janssen.
(b) Treatment given to shrink the tumor before the main treatment.
(c) Anticipated transition to MVA primer.
(d) Anticipated transition to Fowlpox booster.

        In addition to our clinical pipeline, we have multiple ongoing preclinical programs. These include multiple contracts with U.S. government agencies, including the NCI and BARDA. Through the Janssen collaboration, we are also exploring additional diseases and targets; specifically, MVA-BN is being evaluated in preclinical stages for the early treatment and prevention of HPV-induced cancers as well as in two undisclosed infectious disease targets for the potential expansion of the agreement. We and Janssen are also developing the MVA-BN vaccine to target Marburg virus. We also continue to collaborate with the NCI and to develop our own proprietary immunotherapy programs.

Our Live Virus Vaccine Platform

        A vaccine is a biological preparation that provides active immunity for the prevention of an infectious disease, or the treatment of infectious disease or cancer. All of our vaccines contain live viruses, some of which have been attenuated, or altered so as not to replicate in human cells. These vaccines are designed to harness the power of the immune system to induce a response.

        Our live virus vaccine platform uses three poxviruses to stimulate the immune system: MVA, vaccinia, and Fowlpox. Poxviruses are a family of viruses that have been extensively studied as vaccine vectors, or delivery vehicles. Each of these poxviruses has certain desirable attributes that contribute to the versatility of our platform and the potentially favorable safety profile and effectiveness of our vaccines. MVA can be designed to be replication incompetent in humans, which enables a favorable safety profile. Vaccinia has been used effectively in millions of people to eradicate smallpox. This virus accommodates large DNA fragments and has been shown to induce robust immune responses. Fowlpox virus, or FPV, is replication incompetent and does not result in neutralizing antibodies in humans, which enables multiple boosts.

        We use live viruses as vectors, or delivery vehicles, to transmit a combination of one or more antigens, promoters and/or costimulatory molecules for a particular indication, which we encode within the virus' DNA. A promoter is a region of DNA that initiates transcription of a particular gene and costimulatory molecules play a key role in the initiation of an immune response. The incorporated antigen causes the body's immune system to produce antibodies against it. The graphic below illustrates how we create our live virus vaccines.

Prime-Boost Regimens

        In order to increase the effectiveness of live virus vaccines, many vaccines are delivered through repeated vaccination to "boost" immune responses. The basic prime-boost strategy involves priming the immune system to a target antigen delivered by one vector and then selectively boosting this immunity by re-administration of the antigen with one or more subsequent vectors. The key strength of this strategy is that greater levels of immunity are established than can be attained by a single vaccine administration. Prime-boosting permits the potential synergistic enhancement of immunity to the target antigen. Hence we are able to use MVA or vaccinia followed by multiple Fowlpox boosts in order to create a greater synergistic immune response, which is typically reflected in an increased number of T-cells directed at the specific antigen.

Overview of Our MVA-BN Technology

        A core component of our live virus vaccine platform is Modified Vaccinia Ankara-Bavarian Nordic, or MVA-BN, our proprietary and patented vaccine technology. Our intellectual property estate, technical know-how and expertise help to secure our leading position in poxvirus vaccine development. To develop the MVA-BN vector, we created a further attenuated version of the MVA virus that was used to pre-vaccinate more than 100,000 individuals against smallpox in Germany in the 1970s. While we have shown that MVA-BN fails to replicate in numerous human cell lines and is safe in highly immune compromised mice, all other public sources of MVA replicate in one or more human cell lines and have lead to the death of severely immune compromised mice.

        MVA-BN is capable of acting as a delivery vehicle for DNA-expressing diseases other than smallpox. MVA-BN is a particularly good vector as it is based on the vaccinia virus, which induces strong immune-stimulation, is non-replicating and therefore unable to cause disease induction in patients, leading to its favorable safety profile. It also has large double-stranded DNA genomes, which are capable of incorporating long and complex antigens. The inability to replicate in human cells and the favorable safety profile of MVA-BN in severely immune compromised animals makes MVA-BN a highly attractive vaccine candidate, particularly for high risk populations, such as young children, immune compromised and elderly, who all have weakened and/or immature immune systems. MVA-BN has been shown to have a favorable safety profile in more than 7,600 people, which includes more than 1,000 immune compromised individuals such as HIV infected subjects. As a result, we believe MVA-BN is an adaptable vaccine technology suitable for addressing a wide variety of infectious disease and cancer.

Overview of Our VF-TRICOM Technology

        Our cancer immunotherapy candidates, PROSTVAC, CV 301 and MVA-BN Brachyury employ our VF-TRICOM technology, which we license from the NCI and the United States Public Health Service, or PHS. This technology includes a vaccinia-based priming dose (V) followed by multiple Fowlpox-based boosting doses (F), and incorporates three human immune costimulatory molecules, or TRICOM: TRIad of COstimulatory Molecules, engineered to enhance immune system response to the tumor target. Both the priming and boosting doses encode one or more tumor-associated antigens intended to activate the body's immune system against these antigens. This heightens a key role of the immune system, which is the detection of these antigens, which many tumor cells produce, to permit subsequent targeting for eradication.

        Beyond the benefits of the prime-boost regimen of vaccinia and Fowlpox, the inclusion of TRICOM serves as a genetic adjuvant within our product candidates. These three natural, human, immune-enhancing, costimulatory molecules serve multiple purposes. Two of the molecules, ICAM-1 and LFA-3, assist in binding T-cells to an affected cell, while the third molecule, B7.1, serves as a potent stimulator of tumor-associated antigen-specific T-cells. Each of these molecules has been shown to enhance antigen specific T-cell responses, but the combined use of the three costimulatory molecules acts synergistically to further enhance antigen-specific T-cell responses. Because cancer immunotherapy works by generating an immune response from a patient, larger immune responses may correlate with improved patient outcomes and may therefore be more effective in using the body's own defense mechanisms to fight cancer.

Our Commercial Scale Production Facility

        We own and operate a fully integrated, highly scalable vaccine production facility, which we believe plays a key role in our capabilities. Our approximately 100,000 square foot multiproduct production facility in Kvistgaard, Denmark operates in accordance with cGMP and houses production, quality assurance, quality control, or QC, and administration. Our production facility has been inspected by the EMA and the FDA without notice of any material deficiency. This facility is used for the production of all of our current clinical candidates. To date, we have produced at our facility and delivered 28 million doses of IMVAMUNE/IMVANEX, as well as more than 2 million doses of our MVA-BN Filo candidate for Ebola. We believe that our production facility would also be able to support all of our future commercial activities at currently anticipated levels of production, including the production of all clinical trial materials and the potential commercialization of our late-stage product candidates.

Our Strategy

        We have developed our live virus vaccine platform over more than 20 years with the goal of protecting the world's general and at-risk populations by providing highly immunogenic and differentiated technologies with a favorable safety profile. Our strategy includes the following elements:

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  Maintain the global leadership of our IMVAMUNE/IMVANEX franchise.  To date, we have supplied 28 million doses of IMVAMUNE/IMVANEX to the U.S. government. We intend to maximize the value of this franchise by developing a longer lasting freeze dried formulation, potentially expanding the addressable patient population in the United States, and expanding to additional markets. Liquid frozen IMVAMUNE/IMVANEX is currently stockpiled in the United States for emergency use by people for whom replicating smallpox vaccines are contraindicated. Under our most recent contract, we supplied liquid frozen doses to the U.S. government at $29 per dose. We are developing and intend to seek FDA approval of a longer lasting freeze dried IMVAMUNE/IMVANEX and believe that its potential shelf life of approximately 10 or more years will enable the U.S. government to stockpile over time the 132 million doses of IMVAMUNE/IMVANEX required for the 66 million people for whom replicating smallpox vaccines are contraindicated. We are currently completing validation of the production process, the final step towards meeting FDA regulatory requirements for stockpiling freeze dried IMVAMUNE/IMVANEX. In addition, we have completed one Phase 3 trial and an additional Phase 3 trial is being conducted to support FDA approval for liquid frozen IMVAMUNE/IMVANEX for use in the entire population. Lastly, we intend to expand the end market of IMVAMUNE/IMVANEX to include other countries and governments across the world, most notably in Europe and Asia.

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  Maximize PROSTVAC's commercial potential as monotherapy and in combination regimens.  We believe that PROSTVAC has significant commercial potential as both a monotherapy and as part of a combination regimen in multiple stages of prostate cancer. We are currently evaluating PROSTVAC as monotherapy in the PROSPECT trial, a Phase 3, global, randomized, double-blind, placebo-controlled trial in patients with mCRPC. Although the trial is powered to detect a difference in survival between active treatment and placebo at final analysis, three pre-specified interim analyses of data have been integrated into the statistical plan to evaluate whether the trial should continue as planned or potentially be stopped early for efficacy or futility. While the primary endpoint of PROSPECT is event driven, the trial met its target enrollment as of December 2014 and was fully enrolled as of January 2015 and we anticipate reporting top-line data in 2017. As part of our collaboration with BMS, the clinical trials with PROSTVAC in combination with BMS checkpoint inhibitors is anticipated to start by early 2016. In addition, the NCI is sponsoring five Phase 2 clinical trials to explore the potential of PROSTVAC in combination with other treatments and in earlier stages of disease. We expect that data from these five Phase 2 clinical trials will be reported starting in 2016. We believe that collaborating with BMS and the NCI will maximize the commercial opportunities for PROSTVAC in combination regimens and in multiple stages of disease.

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  Rapidly advance our pipeline of infectious disease programs.  We initiated a Phase 1 trial of MVA-BN RSV in August 2015. This trial is fully enrolled with 63 patients, and we expect to report Phase 1 data in the first half of 2016. The trial is designed to provide us with data on safety and immunogenicity as well as initial insights into dose levels. Lastly, we intend to expand our infectious disease vaccine pipeline through our preclinical program in HPV and our two undisclosed disease targets pursuant to the Janssen collaboration as well as our other preclinical programs in foot-and-mouth disease virus and Burkholderia. We also intend to achieve global leadership in Ebola preparedness through our collaboration with Janssen. We are on schedule to produce and deliver two million doses of MVA-BN Filo vaccine to Janssen in 2015. Janssen has initiated a Phase 2 trial of the Ebola prime-boost vaccine regimen in Europe, and a second Phase 2 trial and a Phase 3 trial in Africa.

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  Establish a broad and deep cancer immunotherapy franchise.  We intend to expand and advance our pipeline by demonstrating that our vaccine candidates can be synergistic with other cancer immunotherapies. In a trial previously completed by the NCI, it was clinically demonstrated that the enhancement of a specific T-cell response against a tumor target can inflame this tumor, making it more immunogenic and sensitive to additional targeted therapies. Building on preclinical studies and clinical trials from studies conducted to date, we intend to progress CV 301 into three Phase 2 trials in combination with multiple checkpoint inhibitors starting in 2016. We also evaluated MVA-BN Brachyury in a Phase 1 trial for the treatment of solid tumors in which the tumor-associated antigen brachyury is overexpressed. We reported data from this trial in November 2015. Data from this trial demonstrated for the first time that an MVA-BN based vaccine targeting brachyury can induce brachyury-specific T-cell immune responses in advanced cancer patients. MVA-BN Brachyury was well-tolerated with no dose limiting toxicities. The maximum tolerated dose was not reached and no serious adverse vaccine-related events were observed.

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  Continue to evaluate value-maximizing collaborations.  We have established collaborations with the NCI, BARDA, BMS and Janssen, and believe that these relationships are key to maximizing the value of our assets. We maintain global commercialization rights for MVA-BN RSV, which we intend to retain and whose clinical significance we intend to explore. We may, in the future, look to establish collaborations for this program. We also currently retain worldwide commercial rights to MVA-BN Brachyury and CV 301 in multiple cancer indications in our development plan, and intend to evaluate entering into collaborations to maximize value after we have established clinical proof of concept in humans.

Competitive Advantages

        We are a fully integrated biotechnology company, and we believe that we have several key competitive advantages in developing, producing and commercializing live virus vaccines:

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  Existing revenue generation advances our growth.  Our existing revenue generation from our government research and development and supply contracts and from our commercial partnerships can be used to invest in the advancement of our current development pipeline.

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  Modular and proprietary vaccine technology.  Our poxvirus-based vaccine platform takes a modular approach to live virus vaccine development and is based on the use of three types of poxviruses: MVA-BN, vaccinia and Fowlpox. These viruses can be used in various combinations for both the primer and booster applications. Our modular and proprietary vaccine technology therefore allows us to develop what we believe to be effective vaccines with a favorable safety profile that can be used across a variety of indications in infectious diseases and cancer.

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  Fully operational, commercial-scale cGMP production facility.  Our ability to effectively and efficiently produce our live virus vaccines has been demonstrated by our production of 28 million doses of IMVAMUNE/IMVANEX for smallpox and more than 2 million doses of our MVA-BN Filo product candiate for Ebola to date. This enables us to keep our production costs relatively low, thereby enabling us to maintain our margins. We believe that our production facility would also be able to support all of our future commercial activities at currently anticipated levels of production, including the potential commercialization of our late-stage product candidates.

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  Ongoing relationships with government agencies.  The process for entering into government contracts is often time-consuming and complicated. We have entered into contracts with the U.S. government worth approximately $1.2 billion in revenue, of which we have received over $900 million in revenue to date. Within the U.S. government, we have research and development contracts with the NIH, the Department of Health, the NCI and PHEMCE, as well as its member organizations, including BARDA, the DOD, and the DHS. We have also completed deliveries of IMVAMUNE/IMVANEX to the Public Health Agency of Canada, or the PHAC.

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  Validating collaborations with BMS and Janssen.  We have a global commercialization agreement for PROSTVAC with BMS. Based on long-term survival data from a Phase 1 clinical trial evaluating PROSTVAC in combination with iplimumab, a checkpoint inhibitor, which indicated potential synergies in the treatment of prostate cancer, we and BMS have agreed to perform a clinical trial of PROSTVAC in combination with one of BMS's checkpoint inhibitors. The trial is anticipated to start by early 2016. In addition, we have a partnership with Janssen, a leader in infectious diseases, under which we out-license our MVA-BN Filo technology. Under these agreements, we will produce product for both BMS and Janssen.

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  Broad intellectual property estate.  We own a broad patent portfolio of more than 740 patents and more than 240 patent applications related to our vaccine technology. In addition, we have 20 years of live virus vaccine experience that underlie our trade secrets and know-how with respect to modifying viruses to treat a wide variety of infectious diseases and cancers.

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  Experienced management team.  We have a strong management team with broad expertise in the development of vaccine technologies. Our president and chief executive officer, Paul Chaplin, Ph.D., is the co-chair of the Alliance for BioSecurity. Prior to joining the company in 1999, Dr. Chaplin worked as an immunologist in both the United Kingdom and Australia developing vaccines against infectious diseases. Our executive vice president and chief financial officer, Ole Larsen, has over 20 years of experience in business management, including his previous tenures as the chief financial officer of Nordisk Film and Berlingske Tidende.

Our Infectious Disease Portfolio

        We have leveraged our live virus vaccine platform to create a commercial smallpox vaccine and a pipeline of infectious disease vaccine candidates. Our portfolio of our infectious disease products is shown below:

IMVAMUNE/IMVANEX Smallpox Vaccine

  Smallpox Overview

        Smallpox is a contagious, disfiguring and often deadly disease. Naturally occurring smallpox was eradicated worldwide by 1980 as a result of an unprecedented global immunization campaign. Samples of the smallpox virus have been kept for research purposes, which has led to concerns that smallpox could someday be used as a biological warfare agent. The DHS has declared smallpox to be a material threat to national security and the U.S. Centers for Disease Control and Prevention, or CDC, classifies smallpox as a Category A bioterror agent. Additionally, smallpox has been identified as a high-priority threat by PHEMCE. No cure or treatment for smallpox exists.

        The only existing vaccine approved for use in the United States to prevent smallpox is ACAM2000, a live replicating virus. ACAM2000 has several important drawbacks, including known cardiac toxicity with suspected cases of myocarditis and pericarditis observed in 5.7 per 1,000 individuals vaccinated. Additionally, the administration of the vaccine is contraindicated for certain individuals in the United States including those with severe immunodeficiency and who are not expected to benefit from the vaccine. These individuals include severely immuno-compromised individuals and the following individuals who are otherwise at increased safety risk: pregnant women; individuals with HIV infection; individuals with a history of eczema or atopic dermatitis; individuals who are undergoing bone marrow transplantation or individuals with primary or acquired immunodeficiency who require isolation; or infants less than one year of age. In the United States, this translates into a population of over 66 million people.

  IMVAMUNE/IMVANEX Overview

        IMVAMUNE, which is also marketed under the trade name IMVANEX in Europe, is a non-replicating smallpox vaccine distributed in liquid frozen formulation that is suitable for use in people for whom replicating smallpox vaccines are contraindicated. The vaccine is the only non-replicating smallpox vaccine approved in Europe for use in the general adult population.

Although not yet approved in the United States, IMVAMUNE/IMVANEX is currently stockpiled by the U.S. government for emergency use in people for whom replicating smallpox vaccines are contraindicated. BARDA is currently sponsoring a Phase 3 trial with IMVAMUNE/IMVANEX comparing the safety and immunogenicity to ACAM2000. This trial is designed to support the FDA approval for use of the vaccine in the entire population. In 2013 and 2014, we had revenue of $125 million and $153 million, respectively, from sales of IMVAMUNE/IMVANEX.

  Deliveries to the U.S. Strategic National Stockpile

        Since 2010, we have delivered 28 million doses of IMVAMUNE/IMVANEX to the U.S. Strategic National Stockpile, or SNS. The deliveries of the initial 20 million doses were completed in 2013, followed by replenishment orders for 8 million doses, with final deliveries having occurred in early 2015. The doses of our existing liquid frozen formulation of IMVAMUNE/IMVANEX delivered to the SNS have a shelf life of approximately three years. The following chart shows our deliveries of IMVAMUNE/IMVANEX to SNS since 2010, not including a $133 million bulk order placed by BARDA in July 2015. The annual and accumulated doses of IMVAMUNE/IMVANEX delivered to the SNS are illustrated in the chart below:

  Transition to Freeze Dried IMVAMUNE/IMVANEX

        The U.S. government has a long-term strategy to provide sufficient non-replicating smallpox vaccine to protect 66 million people, representing 132 million doses of IMVAMUNE/IMVANEX, to address those for whom a replicating smallpox vaccine is contraindicated or who have severe immunodeficiency and who are not expected to benefit from the vaccine. These individuals include severely immuno-compromised individuals and the following individuals who are otherwise at increased safety risk: pregnant women; individuals with HIV infection; individuals with a history of eczema or atopic dermatitis; individuals who are undergoing bone marrow transplantation or individuals with primary or acquired immunodeficiency who require isolation; or infants less than one year of age.

        As part of this strategy, we were awarded a contract in 2009 to develop a freeze dried formulation of IMVAMUNE/IMVANEX, which we believe indicates the U.S. government's desire to develop an improved formulation of IMVAMUNE/IMVANEX to replace the liquid frozen formulation of IMVAMUNE/IMVANEX currently stockpiled in the SNS. To date, we have been awarded $94 million to transition the current liquid frozen formulation of IMVAMUNE/IMVANEX, which possesses a shelf life of approximately three years, into a freeze dried formulation with a potential shelf life of approximately 10 or more years and potentially no storage limitations. In April 2014, the U.S. government exercised an option at a value of $22 million under the ongoing development contract to fund the validation of the production process with a larger commercial capacity in preparation for future production of this formulation of the vaccine.

        In July 2015, we received a new order from BARDA for a bulk supply of IMVAMUNE/IMVANEX valued at $133 million. Under this new order, which is an extension of an existing contract, we will produce and store a bulk supply of IMVAMUNE/IMVANEX. This bulk material could be converted into freeze dried IMVAMUNE/IMVANEX at a later date, once the freeze drying production process is transferred to a commercial line and is approved by the U.S. regulatory authorities.

        In May 2015, we reported data from a pivotal Phase 2 randomized, double-blind trial that enrolled 650 vaccinia-naïve healthy subjects to compare the safety and immunogenicity of our freeze dried and liquid frozen formulations of IMVAMUNE/IMVANEX. The antibody response induced by the freeze dried vaccine was equivalent to the antibody response induced by the liquid frozen formulation, meeting the primary endpoint of the trial. Both formulations also recorded a similar safety profile. Similar data have also been generated in the various animal efficacy models. The following chart shows the comparative immune response generated by liquid frozen compared to freeze dried formulations of IMVAMUNE/IMVANEX, which supports the apparent equivalent effectiveness of both formulations. The graph below shows the results of the enzyme-linked immunosorbent assay, or ELISA, that measures antibody response.

        These results provided the final clinical data required to support stockpiling of this next generation of the vaccine in the SNS in the event of an emergency use authorization, or an EUA, and the validation of the production process remains the final step towards meeting the overall U.S. regulatory requirements for the stockpiling of the vaccine.

  Sales Outside the United States

        In August 2014, we signed two contracts with the Canadian authorities for the delivery of a total of 65,700 doses of IMVAMUNE/IMVANEX. During the first quarter of 2015, we delivered 45,700 doses of IMVAMUNE/IMVANEX to the PHAC, thus fulfilling the base contract awarded in 2014. The PHAC has an option to acquire more than 300,000 additional doses. In addition, we had a contract with the Canadian Department of National Defence for 20,000 doses, which were delivered during the second quarter of 2015.

        A small recurrent order under a five-year contract with an Asian country was also delivered in the second quarter of 2015.

        Before being approved in the European Union and Canada, commercial quantities of the vaccine were produced and sold to other governments globally under their respective national emergency rules. We continue to explore additional market opportunities for IMVAMUNE/IMVANEX and expect to enter into contracts for further sales outside the United States in the coming years.

  Phase 3 Registration Trials in the United States

        While the U.S. government may administer IMVAMUNE/IMVANEX in the event of an emergency under an EUA, our contracts with BARDA obligate us to submit an investigational new drug application, or IND, and seek formal approval of IMVAMUNE/IMVANEX from the FDA. We submitted INDs for our liquid frozen formulation of IMVAMUNE/IMVANEX on March 5, 2004 and for our freeze dried formulation of IMVAMUNE/IMVANEX on November 30, 2012. We have discussed with the FDA and received its comments to the proposed parameters for two Phase 3 trials to support the registration of liquid frozen formulation of IMVAMUNE/IMVANEX in the United States. These two Phase 3 trials include a lot consistency trial in 4,000 healthy individuals and a trial in 440 military personnel. The latter trial is designed to demonstrate non-inferiority between IMVAMUNE/IMVANEX and ACAM2000.

        In May 2015, we reported initial results from the first Phase 3 lot-to-lot trial, which was designed as a randomized, double-blind, placebo-controlled trial in 4,000 vaccinia-naïve subjects. Three thousand subjects were vaccinated with three different production lots of the liquid frozen formulation of IMVAMUNE/IMVANEX, with 1,000 subjects per lot, and compared to 1,000 subjects who received placebo. The three lots of IMVAMUNE/IMVANEX induced equivalent antibody responses, meeting the primary endpoint of the trial, while the favorable safety profile of IMVAMUNE/IMVANEX was confirmed. The graph below shows the results of the enzyme-linked immunosorbent assay, or ELISA, that measures antibody response.

        Subjects in our trial were monitored closely for cardiac events as these were observed in trials with ACAM2000. No serious adverse reactions were reported among the 3,000 subjects vaccinated with IMVAMUNE/IMVANEX, confirming the results of a smaller Phase 2 placebo-controlled trial that was recently published. We believe that the safety profile of IMVAMUNE/IMVANEX differentiates it from ACAM2000, the only approved smallpox vaccine in the United States, which has a high rate of cardiac complications in healthy vaccinees, 5.73 events per 1,000 immunizations.

        The second Phase 3 trial comparing the safety and immunogenicity of IMVAMUNE/IMVANEX to ACAM2000 was initiated at a U.S. military garrison in South Korea in the first quarter of 2015. The trial is a randomized controlled trial comparing IMVAMUNE/IMVANEX to ACAM2000. This is a two-arm trial conducted by the U.S. Army Medical Research Institute of Infectious Diseases, and designed to enroll 440 patients. We expect enrollment to be complete in 2017.

MVA-BN RSV: Respiratory Syncytial Virus Vaccine Candidate

  Overview of RSV

        RSV is the most common cause of lower respiratory tract infection in infants and children worldwide, resulting in a high number of hospitalizations. Most infants are infected before age one, and virtually everyone contracts an RSV infection by age two. RSV infections are responsible each year for a similar number of deaths as the flu in children up to age 14, as well as in the elderly population. It is estimated that more than 64 million people are infected globally each year, yet unlike the flu, there is no vaccine to prevent RSV, presenting a large unmet medical need and market opportunity.

        While numerous efforts have been made to develop a prophylactic vaccine, there is no approved vaccine against RSV. There are two major subtypes of RSV: subtype A and subtype B. The two subtypes are typically present either simultaneously or alternately during yearly epidemics. The more severe illnesses, which usually predominate during outbreaks, are associated with the subtype A strain.

  Overview of MVA-BN RSV

        MVA-BN RSV is our product candidate for the vaccination of RSV. Published data from preclinical studies have shown that both an antibody and a T-cell response are required to prevent an RSV infection. Accordingly, we have designed our product candidate to elicit responses against both RSV subtypes A and B. Our product candidate has been shown to be highly efficacious in nonclinical studies, demonstrating both an antibody and a T-cell response from the immune system. Importantly, multiple clinical trials have shown that the prevention of RSV is dependent upon an antibody response within the mucosa. In addition to antibodies in the blood, the presence of antibodies in the mucous membrane is an important barrier to infection by RSV. Preclinical studies and clinical trials have shown that our product candidate brings about such an antibody response in the mucosa. The chart below shows the results of a study in cotton rats, which evidenced an increase in immunogloblin G antibody, or IgG, production in blood, and in immunoglobulin A antibody, or IgA, production in mucous, which provides evidence of an antibody response to RSV. These data show that when MVA-BN RSV is administered, there is evidence of an increase in antibodies of >7-fold and >75-fold in the blood and the mucosa, respectively, following a single vaccination.

MVA-BN RSV Boosts Pre-Existing Responses

        Following a pre-IND meeting with the FDA, we filed our IND for MVA-BN RSV on May 29, 2015 and a Phase 1 trial in healthy adults was initiated in August 2015. This Phase 1 trial, which is being conducted in the United States, is evaluating the safety, tolerability and immunogenicity of our recombinant MVA-BN-based RSV vaccine in 63 healthy adults, ages 18 to 65. The trial is now fully enrolled and subjects were enrolled into three groups with each group receiving a different dose of MVA-BN RSV. One group enrolled subjects of 50 to 65 years of age who received a higher dose of MVA-BN RSV in order to evaluate the immune responses in an elderly population, which is a key target for the vaccine candidate. Volunteers in each group were randomized to receive two vaccinations of MVA-BN RSV vaccine or placebo. The primary objective of this trial is to demonstrate safety and reactogenicity of MVA-mBN294B (MVA-BN RSV vaccine), and the secondary objective is RSV-specific (ELISA, PRNT, ELISPOT/ICS) and vaccinia-specific immune response to MVA-BN-RSV vaccine.

        We anticipate results from this current Phase 1 trial will be reported in the first half of 2016. If the Phase 1 trial is successful, we intend to rapidly progress our RSV vaccine candidate into multiple Phase 1 and Phase 2 trials, looking not only at elderly and at risk populations, but also at the pediatric population.

  MVA-BN Filo Ebola Vaccine Candidate

        In 2014, in response to the crisis in West Africa, we accelerated the development and production of MVA-BN Filo, a new Ebola vaccine candidate that may eventually be deployed in a campaign to help stem a future outbreak of Ebola. This important development was possible because we recognized the public health dangers of Ebola and initiated a filovirus vaccine program in 2010, when we entered into a collaboration agreement with the U.S. National Institute of Allergy and Infectious Diseases. The aim was to advance the MVA-BN technology to develop a vaccine against two filoviruses, Ebola and Marburg, for which no approved treatment exists.

        MVA-BN Filo is a prime-boost regimen consisting of a primer, Ad26.ZEBOV, which Janssen developed, and a boost, MVA-BN Filo, which we developed. Our vaccine candidate, MVA-BN Filo, contains the gene of the glycoprotein of Ebola Zair, or ZEBOV, the species responsible for the recent outbreak of Ebola in Western Africa, as well the genes of the glycoproteins of Ebola Sudan and of Marburg virus. Therefore, the vaccine candidate that we constructed is designed to provide protection not only against the Ebola virus that is the cause of the current outbreak, but also against the two other most common causes of viral hemorrhagic fevers.

  Agreement with Janssen

        In October 2014, we entered into a collaboration and license agreement for the development and commercialization of an Ebola vaccine with Janssen. The deal was part of a commitment made by Johnson & Johnson of more than $200 million to accelerate and significantly expand the production of an Ebola vaccine. Under the terms of the agreement, we granted Janssen an exclusive license for our MVA-BN Filo vaccine candidate. We received an upfront payment of $25 million and are entitled to receive up to $20 million milestone payments, in addition to potential royalties on commercial sales at certain price levels outside Africa. Due to the recent outbreak of Ebola in Africa, we have elected not to receive royalties for sales in Africa. We have also entered into a supply agreement with Janssen under which we will produce and deliver to Janssen bulk material equivalent to approximately 2 million doses of MVA-BN Filo. The supply agreement has a value of $99 million. Furthermore, Johnson & Johnson Development Corporation made a $43 million equity investment in our company. Janssen will be fully responsible for all costs associated with the development and commercialization of the vaccine candidate. In emergency outbreak situations, the agreement does not exclude us from collaborating with other parties in the development and supply of Ebola vaccines for preclinical studies and clinical trials.

  Clinical Development of the Prime-Boost Ebola Vaccine Regimen

        Backed by worldwide health authorities, Janssen is fast-tracking the clinical development of the prime-boost vaccine regimen. Janssen presented preliminary results from a Phase 1 first in human trial in May 2015 at a meeting of the FDA's Vaccines and Related Biological Products Advisory Committee as part of discussions regarding the development and licensure of Ebola vaccines. In the trial, conducted by the Oxford Vaccines Group, 72 healthy volunteers were randomized into four groups receiving the vaccine regimen or placebo. The preliminary results from the ongoing trial confirmed the preclinical results, and show that the prime-boost vaccine regimen was immunogenic, regardless of the order of vaccine administration, and that both vaccine candidates only provoked temporary reactions normally expected from vaccination, thus requiring a booster. The below data shows the effectiveness of a boost by showing increased antibody production in healthy individuals when treated with a prime-boost vaccine regimen of MVA-BN Filo and Ad26.ZEBOV significantly exceeds that of placebo, regardless of which vaccine is administered as a prime dose and which is administered as a boost:

FIRST IN HUMAN DATA FOR THE BAVARIAN
NORDIC/JANSSEN EBOLA PRIME-BOOST VACCINE

Phase 2 & 3 Clinical Trials Ongoing in the US, EU and Africa

        A multicenter Phase 2 clinical trial was initiated by Janssen in the United Kingdom and France in July 2015. The trial is intended to evaluate the safety, tolerability and immunogenicity of the vaccine regimen. Also led by the Oxford Vaccines Group, the trial will enroll 612 healthy adult volunteers, who will be randomized into three cohorts, all receiving the Ad26.ZEBOV prime or placebo on day 1 and then the MVA-BN Filo boost or placebo on days 29, 57 or 85. A second Phase 2 trial with an expected enrollment of approximately 1,188 subjects and a Phase 3 trial with an expected enrollment of approximately 440 subjects have been initiated in Africa. Data from the Phase 3 clinical trial in Africa are expected in 2016.

  Additional Infectious Diseases Targets Under the Janssen Collaboration

        Following the Ebola vaccine agreement, we and Janssen agreed to collaborate on the evaluation of MVA-BN for three additional infectious disease targets. Janssen has been granted the exclusive option to collaborate on one or more of the targets following the preclinical evaluation of MVA-BN-based vaccine candidates, which we will develop. The terms of any such collaboration would be separately negotiated at that time. Given the clinical efficacy seen in the recently reported Ebola prime-boost vaccine regimen, we believe that the combination approach of an adenovirus-prime along with an MVA-boost in additional infectious disease targets has the potential to improve the induction of strong immune responses in the short term due to the highly immunogenic adenovirus, and provide long-term protection against a given target, and will warrant additional investigation.

        In December 2015, we entered into a collaboration and license agreement with Janssen for one of the three additional infectious disease targets. Pursuant to the agreement, Janssen will acquire exclusive rights to our MVA-BN technology for use in a prime-boost vaccine regimen together with Janssen's adenovirus vector based technology. The goal is to develop a vaccine to treat chronic HPV infections as well as prevent precancerous stages of HPV-induced cancer. HPV is known to be the primary cause of cervical cancer and certain types of head and neck cancer, in addition to a number of more rare cancers. Janssen continues to retain an exclusive option to license MVA-BN for the two additional undisclosed infectious disease targets.

Our Cancer Immunotherapy Portfolio

        We have built a pipeline of immunotherapy candidates for major cancers with large unmet medical needs. We are leveraging our live virus vaccine platform to create novel, off-the-shelf immunotherapy candidates to selectively target and kill cancer cells with limited side- or off-target effects.

Overview of Immunotherapy

        Immunotherapy is part of a growing field in cancer research and treatment. Our product candidates have been designed to enhance a specific T-cell response against a tumor target. These targeted immunotherapies are therefore able to harness the power of the immune system to fight cancer. By eliciting a strong T-cell immune response, immunotherapies may slow the progress of the disease and increase overall survival, or OS, with an improved safety profile compared to many traditional chemotherapies and hormone treatments. Another benefit of the enhanced T-cell response is that the tumor is subsequently more immunogenic and sensitive to additional targeted therapies.

        We are advancing multiple targeted immunotherapy candidates, the most advanced of which is PROSTVAC, a targeted immunotherapy candidate that is now being evaluated as first-line, single-agent therapy for prostate cancer as well as in combination with other novel agents where the potential exists for therapeutic synergy. PROSTVAC is currently in a Phase 3 pivotal trial for the treatment of mCRPC. In March 2015, we entered into an option agreement with BMS that included a $60 million upfront payment and subsequent milestone payments up to an aggregate of $915 million, as well as royalty payments, granting BMS commercialization rights to PROSTVAC. See the section of this Prospectus entitled "Business—Our Partnerships—Agreement with BMS Regarding PROSTVAC."

        We are also developing CV 301 and MVA-BN Brachyury. CV 301 is a novel immunotherapy candidate that targets two tumor-associated antigens, CEA and MUC-1, which are over-expressed in major cancer types. CV 301 is currently being evaluated in an NCI-sponsored Phase 2 clinical trial for bladder cancer, and we expect to initiate a Phase 2 clinical trial in NSCLC in 2016. MVA-BN Brachyury is a novel immunotherapy candidate designed to induce a robust T-cell immune response against brachyury. Tumors that overexpress brachyury are believed to be highly resistant to current therapies and are associated with decreased survival rates.

        A key part of our strategy to advance our targeted immunotherapy candidates is to establish collaborations and relationships with third parties. To this end, we have partnered with BMS, the NIH and the PHS to research and develop our immunotherapy candidates.

Overview of Antigen Cascade

        Vaccines within our cancer immunotherapy portfolio have been observed to induce an antigen cascade, a process by which the body employs T-cells against antigens that were not present in the initial vaccination in addition to T-cells against antigens that were present in the initial vaccination.

This results in supplemental immune responses that were not the specific target of the vaccine. For example, although PROSTVAC encodes PSA and CV 301 encodes CEA and MUC-1, blood samples taken from patients treated with PROSTVAC and CV 301 evidenced T-cells targeted against a number of additional tumor antigens not seen prior to treatment. We see the induction of the antigen cascade as promising evidence of efficacy of our immunotherapies because it is a result of the tumor cells dying, and releasing new tumor antigens that the immune system can identify and target. This process is believed to be an essential component of the benefit seen in the clinic.

        The following is a summary of our cancer immunotherapy product candidate portfolio:

PROSTVAC

Overview of Prostate Cancer

        According to the CDC, prostate cancer is the most common cancer in U.S. men. The American Cancer Society estimates that in 2015, approximately 220,800 new cases of prostate cancer will be diagnosed and approximately 27,540 deaths will result from prostate cancer. It is estimated that one U.S. man out of seven will be diagnosed with prostate cancer during his lifetime. Prostate cancer is the second leading cause of cancer death in U.S. men, behind only lung cancer. It is estimated that one U.S. man out of 38 will die of prostate cancer. However, a diagnosis of prostate cancer is not necessarily deadly, as more than 2.9 million U.S. men who have been diagnosed with prostate cancer at some point are still alive today.

        Prostate cancer may be treated with a combination of surgery, radiation, hormone therapy, chemotherapy, biologic therapy and bisphosphonate therapy. While there has been meaningful progress in the treatment of prostate cancer, including approvals of new drugs by the FDA, we believe that combination therapy holds great potential to provide a clinically meaningful advance.

Overview of PROSTVAC

        PROSTVAC is a PSA targeted immunotherapy candidate that we believe can be used as monotherapy or in combination with other immunotherapies. PROSTVAC is currently in Phase 3 development as monotherapy for the treatment of patients with asymptomatic or minimally symptomatic mCRPC. mCRPC is prostate cancer that no longer responds to most hormone treatments and has spread to other parts of the body. We have observed in clinical trials consistent evidence of the effectiveness of PROSTVAC as monotherapy by increasing the length of OS. Currently, PROSTVAC is also undergoing clinical trials to determine its effectiveness in combination therapy.

        A robust data package has been collected that includes data from 11 completed or ongoing Phase 1 and Phase 2 trials, and an ongoing Phase 3 clinical trial, in which more than 1,500 patients have been treated with PROSTVAC. Data from these trials indicate that PROSTVAC has generally been well-tolerated. The main findings from the Phase 1 and Phase 2 trials of patients with advanced prostate cancer show the following:

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  an extension of median OS by up to nine months;

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  a robust T-cell response in the majority of the patients treated; and

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  potential synergies resulting from combining PROSTVAC with one or more of the following: radiation therapy, anti-androgen therapy, taxane-based chemotherapy and checkpoint inhibitors.

        We have clinical data supporting the synergistic effect of combining PROSTVAC with the checkpoint inhibitor antibody Yervoy, or ipilimumab. This led to an agreement between BMS and ourselves to perform a Phase 2 trial to further investigate the combination of PROSTVAC with one of BMS's checkpoint inhibitor cancer immunotherapy candidates in a neoadjuvant setting of prostate cancer. Neoadjuvant therapy is a treatment such as chemotherapy, radiation therapy or hormone therapy given as a first step to shrink a tumor before the main treatment, such as surgery. While checkpoint inhibitors as monotherapy have yet to show a clinically significant impact on OS in prostate cancer, clinical data suggest that using checkpoint inhibitors in combination with PROSTVAC may create an effective treatment option in terms of OS. We believe this is due to PROSTVAC's ability to stimulate an anti-prostate cancer immune response in the majority of treated men combined with the ability of checkpoint inhibitors to make the anti-cancer immune response more effective.

  PROSTVAC Agreements with the NCI and PHS

        In August 2008, we entered into a Cooperative Research and Development Agreement, or CRADA, with the NCI, pursuant to which we and the NCI will jointly develop new immunotherapies for the treatment of prostate cancer. Under the CRADA, we have rights to exclusively license intellectual property that results from this collaboration. In addition to the CRADA, in August 2008, we also entered into a license agreement with the PHS under which we were granted a license to intellectual property rights covering PROSTVAC.

  PROSTVAC Agreement with BMS

        On March 4, 2015, we entered into an option and license agreement with BMS, or the BMS agreement, granting BMS an option to commercialize PROSTVAC that included a $60 million upfront payment. If BMS exercises its option and the license goes into effect, we would be entitled to milestone payments of up to an aggregate of $915 million, as well as royalty payments on the development and commercialization of PROSTVAC. See the section of this Prospectus entitled "Business—Our Partnerships—Agreement with BMS Regarding PROSTVAC." The BMS agreement provides BMS an exclusive option to license and commercialize PROSTVAC globally. We have also agreed to enter into a supply contract with BMS. This agreement will be effective upon BMS's exercise of its option pursuant to which we will undertake the future commercial production of PROSTVAC. See "—Our Partnerships—Agreement with BMS regarding PROSTVAC."

        We believe that BMS's strong presence in cancer immunotherapy makes them an ideal partner to maximize the potential of PROSTVAC as a stand-alone treatment as well as in combination with immune checkpoint inhibitors from BMS's portfolio. BMS's portfolio of immune checkpoint inhibitors includes the anti-cytotoxic T-lymphocyte-associated protein 4, or anti-CTLA-4, or ipilimumab, which is the first approved immune checkpoint inhibitor for melanoma. The BMS portfolio also includes the fully human PD-1, or programmed cell death protein 1 immune checkpoint inhibitor Opdivo, or nivolumab, which received FDA approval in March 2015 for lung cancer. Most recently, these two drugs were approved as a combination therapy for the treatment of melanoma. Following long-term survival data from a combination trial of PROSTVAC and ipilimumab, which indicated potential synergy, we have also agreed with BMS to perform a trial evaluating the combination of PROSTVAC with one of BMS's checkpoint inhibitors.

  PROSTVAC Phase 2 Clinical Trials

        PROSTVAC has been the subject of multiple Phase 2 clinical trials. In these trials, PROSTVAC used as monotherapy or in combination therapy, has consistently shown an OS benefit compared to either median predicted survival, based on historical data, or placebo-controls. The largest and most robust of these Phase 2 trials was a multicenter, double-blind, placebo-controlled trial enrolling 125 mCRPC patients randomized 2:1 in favor of PROSTVAC. Patients receiving PROSTVAC also received granulocyte macrophage colony-stimulating factor, or GM-CSF, in order to stimulate the production of white blood cells. Placebo patients did not receive GM-CSF. Data showed PROSTVAC immunotherapy was well-tolerated and associated with a 44% reduction in the death rate (hazard ratio, or HR, of 0.56), and an 8.5-month improvement in median OS (P=0.0061). P-value is a conventional statistical method for measuring the significance of clinical results. Typically, a p-value of 0.05 or less represents statistical significance, meaning that there is a 1-in-20 or less statistical probability that the observed results occurred by chance. The HR is the ratio of the hazard rates corresponding to the conditions described by two levels of an explanatory variable. In an immunotherapy trial, the treated population may die at twice the rate per unit time as the control population. The HR would be two, indicating higher hazard of death from the treatment.

        The graph below represents the OS data from the Phase 2 trial:

        Additional clinical trials have been conducted, and while not placebo-controlled, were measured against a validated prognostic indicator of survival. This index, known as the Halabi score, takes into consideration numerous prognostic factors when calculating a predicted survival of a patient.

        One such Phase 2 trial was conducted exploring the use of PROSTVAC in 32 men with mCRPC. These men had a median age of 65.6 years, and a predicted OS of 17.4 months based on the Halabi score. Actual median OS for these patients was 26.6 months resulting in an improvement in OS of 9.2 months. The graph below reflects the data from this Phase 2 trial:

        An additional Phase 2 trial was conducted in 68 patients with mCRPC with metastatic bone disease. These patients were all receiving Quadramet, or 153Sm, an approved radiopharmaceutical for the treatment of bone pain related to metastases. Patients were randomized 1:1 to receive either PROSTVAC in combination with Quadramet, or Quadramet alone. The trials results showed that men receiving Quadramet in combination with PROSTVAC, which is referred to as PSA-TRICOM in the graph below, saw an increase in time to progression, or TTP, of two months compared to men receiving Quadramet alone. The graph below reflects the data from this trial:

  Demonstrated T-Cell Response

        PROSTVAC has been designed to enhance or stimulate the body's immune response, specifically T-cells that will target and kill prostate cancer cells, thereby altering the course of the disease and improving the OS of patients with prostate cancer. In the most comprehensive analysis performed to date, the NCI analyzed the T-cell response induced in patients from six separate clinical trials evaluating PROSTVAC. Published in February 2014, this analysis showed that the majority of the men had a five-fold increase in T-cells recognizing PSA following PROSTVAC treatment. Moreover, the analysis showed an antigen cascade had been induced in 67% of the men treated, demonstrating that PROSTVAC was able to mount a significant and strong T-cell response against multiple proteins associated with prostate cancer. Below is a summary of T-cell responses from six PROSTVAC clinical trials.

Summary of T-cell Responses from Six PROSTVAC Clinical Trials

  Recently Announced Combination Data

        In February 2015, we announced updated and promising OS data from an NCI-sponsored Phase 1 combination trial of PROSTVAC and ipilimumab. Thirty patients with mCRPC were enrolled in the trial at a time when docetaxel was the only FDA-approved treatment that improved OS. The predicted median OS according to the Halabi predicted score was 18.5 months. Patients were treated with PROSTVAC plus escalating doses of ipilimumab. The observed median OS was 31.3 months for all dose cohorts and 37.2 months for patients treated at 10 mg/kg, the highest dose of ipilimumab. Furthermore, approximately 20% of patients at this dose remained alive at 80 months. We believe these data provide a strong rationale to continue to evaluate the combination of PROSTVAC and checkpoint inhibitors in additional clinical trials.

        The graph below presents the data from the February 2015 NCI-sponsored Phase 1 combination trial of PROSTVAC and ipilimumab:

  The PROSPECT Phase 3 Clinical Trial

        The PROSPECT Phase 3 clinical trial is a global randomized, double-blind, placebo-controlled trial in patients with asymptomatic or minimally symptomatic mCRPC. We are conducting the trial under a Special Protocol Assessment agreement, or SPA, with the FDA. An SPA is an agreement between a sponsor of a clinical trial and the FDA that, barring the occurrence of certain circumstances, the proposed design of a Phase 3 trial, including its clinical endpoints and statistical analyses are acceptable for support of regulatory approval after the trial has concluded. The SPA for this trial requires a hazard ratio of 0.82 or less, which is the equivalent of an approximately 18% reduction in risk of death. The trial reached its target enrollment of 1,200 patients in December 2014. As of January 2015, a total of 1,298 patients were enrolled at more than 200 investigative sites in 15 countries. The trial enrolled approximately 36% of the patients at investigative sites in North America and approximately 38% of patients at investigative sites in Western Europe. The remainder of the patients are at investigative sites around the world. This trial consisted of three arms as depicted in the chart below:

        The primary objective of the trial is to determine whether the OS of patients receiving PROSTVAC in either of the treatment arms, with or without the addition of GM-CSF, is superior to that of patients receiving placebo; however, three pre-specified interim analyses of data have been integrated into the statistical plan to evaluate whether the trial should continue as planned or potentially be stopped early for efficacy or futility. While the placebo-controlled Phase 2 trial included the use of GM-CSF, additional clinical work has shown that the administration of GM-CSF with PROSTVAC may not be required. The PROSPECT trial is designed to potentially rule out the need for GM-CSF. The final analysis of each treatment arm will occur when a total of 534 deaths have occurred across that treatment arm and placebo. Should the PROSPECT trial prove successful, applications for approval will be made in the United States, the European Union and other territories.

        The average number of injections received by each patient participating in the trial is 6.1. The average number of injections received by each patient in the randomized Phase 2 trial for PROSTVAC, which enrolled 122 patients, was 5.4. We believe the increase in the number of injections in this trial compared to the randomized Phase 2 trial will improve the clinical outcome for patients receiving the active drug.

        The enrollment criteria for the PROSPECT trial was designed to enroll patients who we believe would most benefit from PROSTVAC. We believe that immunotherapy takes time to demonstrate its beneficial effects, and we therefore enroll patients who we believe have a sufficient life expectancy to benefit from the drug. Using the randomized Phase 2 trial as a guide, certain entry criteria were amended to better identify patients who are hormone refractory, or showing increases in PSA with no evidence of disease progression, with metastatic disease, but with certain limitations with regard to markers known to identify rapid disease progression. Patients were monitored for markers such as PSA doubling time, alkaline phosphatase levels and minimum PSA values in an effort to determine which patients would progress less rapidly and therefore have a better chance of benefiting from our immunotherapy based approach.

        The table below compares the inclusion criteria from randomized Phase 2 trial to the Phase 3 PROSPECT trial.

Phase 3 PROSPECT Trial Selects Patients with Less Advanced mCRPC Compared to the Randomized Phase 2 Trial

(1)
The Eastern Cooperate Oncology Group's, or the ECOG's, Scale of Performance Status measures a patient's level of functioning during clinical trials for the treatment of cancer in a consistent manner on a scale of 0 to 5. Zero signifies performance that is fully active, able to carry on all pre-disease performance without restriction, and 5 indicates dead.
(2)
The Gleason Scoring System is a prostate cancer grading system. The pathologist looks at how the cancer cells are arranged in the prostate and assigns a score on a scale of 1 to 5. Cancer cells that look similar to healthy cells are given a low score, and cancer cells that look less like healthy cells or are more aggressive looking at given a higher score. The scores are added up to come to an overall score between 2 and 10.

(3)
ULN means the upper limit of normal.
(4)
LDH means the lactate dehydrogenase level, which is a prognostic indicator for prostate cancer patients.

        The trial is powered to detect a difference in OS between active treatment and placebo at final analysis. Furthermore, three pre-specified interim analyses of data have been integrated into the statistical plan to evaluate whether the trial should continue as planned or potentially be stopped early for efficacy or futility. If stopped early for efficacy, a Biologics License Application, or BLA, may be filed at an earlier stage, potentially shortening the overall development time. The PROSPECT trial is event driven and is fully enrolled as of January 2015. We anticipate reporting top-line data in 2017.

  Other Ongoing or Planned PROSTVAC Clinical Trials

        PROSTVAC is currently the subject of seven ongoing or planned NCI-sponsored Phase 2 clinical trials either in combination or expanded disease settings:

  ▪
  PROSTVAC in patients with localized prostate cancer undergoing active surveillance.  The trial is designed to enroll 90 patients with the potential to expand up to 150 patients. The primary endpoint of the trial is to determine how well PROSTVAC works in eliciting an immune response in patients with prostate cancer that is found only in the prostate gland and has not yet metastasized. Most patients diagnosed with localized prostate cancer undergo an invasive treatment such as surgery or radiotherapy as an initial treatment. However, many patients who have a relatively low-risk cancer such as localized prostate cancer can choose to undergo active surveillance instead of invasive treatments.

  ▪
  PROSTVAC combined with enzalutamide, or Xtandi, in patients with mCRPC.  The trial is designed to enroll 76 patients who will be randomized to receive enzalutamide, an FDA-approved, next-generation androgen deprivation therapy, with PROSTVAC treatment or enzalutamide alone. The primary endpoint is progression-free survival.

  ▪
  PROSTVAC combined with enzalutamide in patients with non-mCRPC.  The trial is fully enrolled, with 38 patients who were randomized to receive enzalutamide with PROSTVAC treatment or enzalutamide alone. The primary endpoint is based on change in PSA levels, or tumor regrowth rate following discontinuation of enzalutamide.

  ▪
  PROSTVAC combined with flutamide, an anti-androgen therapy, versus flutamide alone in 62 patients with non-metastatic prostate cancer.  The primary endpoint is TTP. The trial is fully enrolled and awaiting final data. Preliminary results from 42 patients indicate an improvement in TTP, for those patients receiving PROSTVAC in combination with flutamide (median TTP = 192 days) compared to flutamide alone (median TTP = 108 days).

  ▪
  PROSTVAC as neoadjuvant therapy in patients with prostate cancer undergoing treatment with radical prostatectomy.  The trial is designed to enroll 27 patients. The primary endpoint is the effect of PROSTVAC treatment on immune cells in the prostate.

  ▪
  A phase 2 study of PROSTVAC and ipilimumab in the neoadjuvant setting.  The study will be conducted at the University of San Francisco (UCSF) and is designed to enroll up to 75 men. These men, with localized prostate cancer, will undergo treatment with PROSTVAC, ipilimumab, or a combination of both drugs, prior to having their prostate removed. The study is designed to provide insights into the mechanism of action of both drugs, alone and in combination. This study is anticipated to enroll in early 2016.

  ▪
  A phase 2 study exploring the synergy of PROSTVAC in combination with ipilimumab, or in combination with both ipilimumab and nivolumab.  The open label study will be sponsored by the NCI and is designed to enroll 28 men with localized prostate cancer. This study is anticipated to initiate in H1 2016.

CV 301

  CV 301 for the Treatment of Multiple Solid Tumors

        CV 301 is a cancer immunotherapy that targets two tumor-associated antigens, CEA and MUC-1, that are over-expressed in major cancer types, including lung, bladder and colorectal cancer. Similar to PROSTVAC, CV 301 uses a vaccinia prime, followed by multiple Fowlpox boosts, and encodes the TRICOM costimulatory molecules. CV 301 and its precursors have been tested in 6 ongoing or completed NCI-sponsored clinical trials in various cancers, and more than 300 patients have been treated with the product candidate. One trial, which investigated the effects of CV 301 in 74 patients with resected metastatic colorectal cancer, showed a significant survival benefit over a set of matched, controlled patients who were treated at Duke University. These matched, controlled patients were not enrolled in the trial, but were colorectal cancer patients undergoing approved therapies, and each group was evaluated to compare how OS differed.

Morse MA et al, Ann Surg 2013

  NCI Study of Antigen Targets

        A recent NCI project prioritized 75 cancer antigens by assigning a composite score based upon nine indicative features and found that MUC-1 and CEA were the second and thirteenth of 75 top key cancer antigens. The NCI continues to investigate CV 301 in various clinical settings as part of the CRADA signed in 2011. MUC-1 and CEA are present in 90% of colorectal cancers.

        CV 301 is currently undergoing a clinical trial in bladder cancer at the NCI. We have continued to improve the CV 301 construct and expect to initiate production of new clinical trial material in the coming months in colorectal and bladder indications, among others. We plan to replace vaccinia with MVA-BN in an updated formula of CV 301, which we believe will improve its efficacy and production yield.

  Combination Therapy with Checkpoint Inhibitors

        Combination treatments continue to play an important role in the rapidly changing cancer treatment paradigm. The synergistic clinical benefit seen with PROSTVAC in combination settings is believed also to apply to CV 301. Specifically, recent preclinical data provide a clear rationale for combining CV 301 with checkpoint inhibitors.

        Checkpoint inhibitors have shown promising efficacy as single agent treatments in clinical trials in various cancers. However, the majority of cancer patients are not responding to checkpoint inhibitors, and this appears to be related to low or negative expression of programmed death-ligand 1, or PD-L1, a transmembrane protein that has been speculated to play a major role in suppressing the immune system. Low PD-L1 expression is widely defined as <5% PD-L1. This limited response is believed to be due in part to individual patients lacking an immune response to attack the tumors.

        We believe CV 301 equips the immune system with the ability to seek out and destroy these tumors. Preclinical data shows the ability to upregulate PD-L1 by mounting an immune response against a tumor target. The upregulation of PD-L1 is a marker indicating the tumor is under attack from T-cells, presenting an opportunity for a greater response in patients who might otherwise not benefit from treatment with a checkpoint inhibitor alone.

        Our strategy is to develop CV 301 for use in combination with checkpoint inhibitors. While we have rights to multiple indications for CV 301, the initial target will be NSCLC. Expression levels of CEA and MUC-1 in NSCLC are 70% and greater than 80%, respectively.

  CV 301 in Non-Small Cell Lung Cancer

        Lung cancer is the second most common cancer and is the leading cause of cancer death in the United States. Each year, more people die of lung cancer than of colon, breast and prostate cancers combined. About 85% of lung cancers are NSCLC, which has different subtypes, including squamous cell carcinoma, adenocarcinoma, and large cell carcinoma. Analysts estimate that the global market for NSCLC treatments will increase from $6.9 billion in 2014 to $10.9 billion in 2021.

        About 70% of NSCLC patients are reported to have low or negative PD-L1 expression, which is often correlated to a lesser response to checkpoint inhibition. This presents a significant opportunity to deploy optimized combination immunotherapy regimens for broader treatment efficacy.

        With this rationale for combining active immunotherapy with checkpoint inhibitors, we have selected NSCLC as the primary indication for the development of a treatment that combines CV 301 with a checkpoint inhibitor such as an anti-PD-1 agent. The objective is to improve the progression-free survival, which offers relatively fast generation of data. We expect to initiate a Phase 1 clinical trial in 2016.

  CV 301 in Bladder Cancer

        In April 2014, an NCI-sponsored, randomized, prospective Phase 2 trial of CV 301 alone or in combination with Bacillus Calmette-Guerin, or BCG, for the treatment of bladder cancer was initiated.

CV 301 is thought to activate a potent antitumor immune response against bladder cancer cells that express the CEA and MUC-1 antigens.

        The trial is designed to enroll 54 patients with high grade non-muscle invasive bladder cancer whose cancer has progressed after initial BCG treatment. The primary endpoint is to determine whether there is an improvement in disease-free survival for patients receiving CV 301 immunotherapy in combination with BCG treatment compared to those receiving BCG treatment alone.

  CV 301 Clinical Strategy

        While NSCLC represents the first clinical target in a combination regimen, starting in the second half of 2016 with lung cancer, we plan to initiate no less than three separate Phase 2 trials. We plan to initiate randomized, placebo-controlled studies in NSCLC, bladder cancer and colorectal cancer, in combination with assorted checkpoint inhibitors. These studies will evaluate the efficacy of the individual components, as well as the combination of the vaccine and a checkpoint inhibitor to determine what, if any, synergy can be seen in combination.

MVA-BN Brachyury for the Treatment of Metastatic Cancer and Chordoma

        MVA-BN Brachyury is a cancer immunotherapy developed using our proprietary validated MVA-BN platform. It is designed to induce a robust T-cell immune response against brachyury. Brachyury, which is not expressed in most normal tissue, is reported to play a key role in the metastasis and progression of tumors. Tumors that overexpress brachyury are believed to be highly resistant to current therapies and are associated with decreased survival rates.

  Phase 1 Clinical Trial

        We completed an NCI-sponsored Phase 1 trial of MVA-BN Brachyury in patients with metastatic cancer or chordoma. The trial was an open-label, Phase 1 trial and enrolled 25 patients with metastatic cancer and 13 with chordoma into three cohorts with dose escalation of MVA-BN Brachyury. The initial phase was to establish safety at low doses in a limited number of patients. Once this was established, the remaining patients were enrolled at higher doses. The objective of the trial was to determine the safety and tolerability of escalating doses of MVA-BN Brachyury and to evaluate immunologic responses as measured by an increase in brachyury-specific T-cells. We reported data from this trial in November 2015. Data from this trial demonstrated for the first time that an MVA-BN based vaccine targeting brachyury can induce brachyury-specific T-cell immune responses in advanced cancer patients. MVA-BN Brachyury was well-tolerated with no dose limiting toxicities. The maximum tolerated dose was not reached and no serious adverse vaccine-related events were observed. Immune responses were analyzed in 29 patients. Brachyury-specific T-cell responses were observed at each dose level: more than 66% of patients at dose level 1, more than 80% at dose level 2, and more than 90% at dose level 3. At the two highest dose levels, approximately 80% of the patients that developed brachyury-specific T-cells demonstrated responses in both CD4 and CD8 T-lymphocytes.

  MVA-BN Brachyury Clinical Strategy

        As we have done in our other NCI collaborations, we will continue to support our partners in the advancement of this program. There appears to be clinical rationale to explore MVA-BN Brachyury in a number of solid tumor settings, to be used both in monotherapy and in combination therapy. Following the announcement of data from the Phase 1 trial, we look forward to working with the NCI as they develop additional clinical trials in this area. We retain exclusive rights to this program and will determine if and when a corporate partnership is appropriate.

Our Production Facility

        We own and operate a fully integrated, highly scalable live virus vaccine production facility in Kvistgaard, Denmark, which we believe plays a key role in our vaccine production capabilities. In 2006, our approximately 100,000 square foot multiproduct production facility was approved by the European Authorities, specifically the Danish Medicines Agency, for cGMP production, which includes the production of sterile live virus vaccines, QC analysis, release and distribution. We have had numerous inspections by the EMA, NIH and BARDA. Our facility has been inspected by the EMA and the FDA without notice of any material deficiency and is used for the production of all of our current clinical candidates. To date, at our facility, we have produced and delivered 28 million doses of IMVAMUNE/IMVANEX as well as over 2 million doses of our MVA-BN Filo candidate for Ebola.

        The plant has been designed and constructed to fulfill the strictest European Union, or EU, and U.S. requirements for the production of sterile live virus vaccines. The facility has also been designed to prevent the pollution of the environment with live virus vaccines through air emissions, water run-off, or by any other means. Our production facility is also approved to handle biosafety level 2, or BSL-2, genetically modified vaccines, such as PROSTVAC.

        Our QC laboratory currently performs several of the cGMP regulated QC testing in connection with the production and release and stability testing of bulk drug substances and final drug product in filled, labelled and packaged vials, or FDPs. Moreover, the laboratory performs all environmental monitoring tests including the microbiological testing of water. Currently, the QC labs house approximately 20 laboratories and additional rooms for uses such as sample receipt, incubators, refrigerators and freezers and wash and sterilization.

        We are currently implementing a small-scale filling line allowing for fill and pack of clinical trial material and commercial supply for low to mid volume products. The filling machine has a capacity of producing 1,000 vials per hour. This allows us the flexibility to fill smaller batches directly at the facility in Kvistgaard, Denmark, thus reducing the time from raw material to FDP. IDT Biologika, our strategic partner in Dessau, Germany, handles the filling and packing of high volume products such as IMVAMUNE/IMVANEX. We are currently contemplating an expansion of our existing production facility to handle filling and packing of certain products.

Our Research and Development Facility

        We have an approximately 45,000 square foot research and development facility, which is scheduled to increase to approximately 55,000 square feet on January 1, 2016, in Martinsried, Germany, which includes laboratories and the FDA's Good Laboratory Practice, or GLP, compliant animal facility. All laboratories and support areas, such as the bacteriology labs, liquid nitrogen and freezer storage areas, meet the requirements for BSL-2 classification and all equipment meets the requirements for Genetically Modified Organism class 2 specifications, as required by local and national authorities.

Sales and Distribution

        The selling and distribution of IMVAMUNE/IMVANEX is carried out by our sales organization in combination with local and regional agents and distributors who possess experience in dealing with contracts with public authorities. As of November 27, 2015, our sales organization consisted of five people, who are based in Kvistgaard, Denmark and Singapore. Our current sales and distribution efforts are primarily directed at ministries of defense and health, which are prepared to update their emergency vaccine stocks. To the extent that PROSTVAC and MVA-BN Filo receive approval by the applicable regulatory agencies for marketing and distribution, BMS and Janssen, respectively, will be responsible for sales and distribution of those products.

Suppliers

        A number of raw materials and sterile single-use devices are used to produce our products and product candidates. Some of the raw materials are biosimilar materials that are also used by other pharmaceutical producers, while others are produced specifically for our use, either due to special quality requirements or to the packaging in which they are supplied. The sterile single-use devices are predominantly custom-made for us.

        To the extent possible, we aim to have at least two suppliers of critical raw materials. When this is not possible, the aim is for the raw materials to be produced by an alternative supplier, at some delay, if the primary supplier should fail to deliver. If a primary supplier fails to deliver or delivers less of a critical raw material than agreed, it will typically take three to six months before an alternative supplier will be able to supply raw materials of the same quality. Consequently, supplier failure may cause production delays of three to six months. Where possible, we seek to safeguard against this risk by maintaining fairly large raw material inventories.

        Our most critical biosimilar raw material is specific pathogen-free, or SPF, eggs, which are laid by selected chicken strains that are kept disease-free and un-vaccinated. The chicken flock is regularly examined for a number of micro-biological diseases that may be caused by virus, virus bacteria or other microorganisms. The production, shipment, receipt and examination of such SPF eggs is subject to European pharmaceutical legislation. On a global basis, very few egg producers comply with the special SPF requirements. We use three suppliers, two of which are part of the same corporation, which operates chicken farms in both the United States and Europe. The third supplier is a European egg producer. We have verified that eggs from all three suppliers are fully useable for producing the IMVAMUNE/IMVANEX vaccine. In order to further reduce the risk of production delays or stops in case of infections in the stock of chicken, we use eggs from a number of different chicken flocks from two of the three suppliers. We use eggs from different flocks from one production day to the next in order to reduce the risk of losing a product in case of infection in a given flock.

Our Partnerships

        Collaborative agreements with other biopharmaceutical and biotechnology companies and production partners form an integral part of our business. We will endeavor to retain our current partners and enter into new agreements or partnerships. Following is a summary of our outstanding material contracts.

Product	Partner	Summary Description of Contract	Upfront Payment to Bavarian Nordic	Potential Options & Milestones Payments to Bavarian Nordic	Date of Contract
PROSTVAC	Bristol-Myers Squibb	Global commercialization	$60 million	$915 million	March 2015
MVA-BN Filo	Janssen	Product license agreement	$25 million plus $43 million equity investment	Up to $20 million in regulatory, sales and development milestones	October 2014
MVA-BN HPV	Janssen	Collaboration and License Agreement	$9 million	Up to $162 million in regulatory, sales and development milestones	December 2015
			Prepayments/ Received Payments	Payments to be Received

MVA-BN Filo	Janssen	Supply contract (approximately 2,000,000 doses)	$71 million; $16 million pro rata as bulk are delivered	$12 million pro rata as bulk are delivered	October 2014
IMVAMUNE/IMVANEX (liquid frozen)	BARDA	Contract for bulk order	N/A	$133 million	July 2015
IMVAMUNE/IMVANEX (freeze dried)	BARDA	Vaccine development contract	$60 million	$34 million	April 2011
PROSTVAC	NCI/PHS	Cooperative Research & Development Agreement	N/A	N/A	August 2008
CV 301 and Brachyury	NCI/PHS/NIH	Cooperative Research & Development Agreement	N/A	N/A	October 2011

Agreement with BMS Regarding PROSTVAC

        On March 4, 2015, we entered into an option and license agreement with BMS, or the BMS agreement, with BMS obligated to make a $60 million upfront payment to us and subsequent milestone payments to us of up to an aggregate of $915 million. BMS may also be obligated to make royalty payments to us in a percentage ranging from the             to potentially the             .

The BMS agreement provides BMS an exclusive option to license and commercialize PROSTVAC globally.

        Under the terms of the BMS agreement, we received an upfront payment of $60 million and could be entitled to a payment of $80 million upon exercise of the option, which BMS may exercise in its sole discretion within a designated time after data from the ongoing Phase 3 trial is available.

        In addition, we could be entitled to additional incremental payments starting at $50 million, but with a potential to exceed $230 million should the median OS benefit of PROSTVAC exceed the efficacy seen in Phase 2 results.

        Furthermore, we could receive regulatory milestone payments of an aggregate of $110 million, up to an aggregate of $495 million in sales milestones as well as the royalty payments described above on future sales of PROSTVAC.

        BMS's royalty obligations under the BMS agreement will terminate when (1) the term during which BMS may exercise its option expires and it cannot be reinstated or (2) on a product-by-product and country-by-country basis, on the latest of (a) the expiration of a fixed period after the first commercial sale of such product in such country, (b) the expiration in such country of the last valid claim of the last-to-expire product specific patents that would be infringed by the sale of such product in such country absent a license with respect to such product specific patent and (c) the expiration of applicable regulatory exclusivity as to such product in such country. Certain of BMS's royalty obligations may be automatically extended on a country-by-country basis for the period during which we supply BMS with products under our supply contract with BMS (described below). BMS may terminate the BMS agreement at will or for safety reasons, subject to certain notice requirements. We or BMS may terminate the BMS agreement for material breach or insolvency, subject to certain notice requirements and cure periods.

        We have also agreed to enter into a supply contract with BMS effective upon BMS's exercise of its option pursuant to which we will undertake the future commercial production of PROSTVAC.

        We have also agreed with BMS to perform a trial of the combination of PROSTVAC with one of BMS's cancer immunotherapy candidates following long-term survival data from a combination study of PROSTVAC and ipilimumab, which indicated potential synergy. The trial is anticipated to start by early 2016 and will be conducted by UCSF.

Agreements with Janssen Regarding MVA-BN Filo and Additional Infectious Disease

        On October 22, 2014, we entered into a collaboration and license agreement with Crucell Holland B.V., one of the Janssen Pharmaceutical Companies of Johnson & Johnson within the field of Filoviruses, or Janssen. Under the terms of the collaboration and license agreement, we granted Janssen an exclusive license for our multivalent MVA-BN Filo vaccine candidate in combination with Janssen's adenovirus vector based Filo vaccine candidate. We received an upfront payment of $25 million and are entitled to receive up to $20 million in sales, development and regulatory milestones, in addition to potential for royalties on commercial sales at certain price levels outside Africa, where we have elected not to receive royalties. Janssen will be fully responsible for all costs associated with the further development and commercialization of the vaccine candidate.

        The collaboration and license agreement and Janssen's royalty obligations under such agreement will terminate on a product-by-product and territory-by-territory basis after the expiration of a fixed period after the first commercial sale of such product in such territory. During development and commercialization, Janssen may terminate the collaboration and license agreement for convenience, subject to a notice requirement. Janssen may elect to terminate the collaboration and license agreement upon a change of control if we are acquired by a competitor of Janssen. If Janssen does not elect to terminate the collaboration and license agreement upon a qualifying change in control, Janssen may terminate certain provisions of the agreement and we are obligated to license the right to manufacture certain of our vaccine vectors to Janssen. We or Janssen may terminate the collaboration and license agreement for material breach, default in the performance of a material obligation, insolvency or bankruptcy, subject to certain notice requirements and cure periods.

        Furthermore, pursuant to a development and supply agreement with Janssen, we have agreed to produce bulk vaccine anticipated to yield approximately 2,000,000 doses of MVA-BN Filo based on an agreed number of production batches, for which we have received an initial payment of $71 million and will receive additional $28 million pro rata with deliveries in 2015. The supply agreement automatically terminates upon the completion of the manufacturing plan or the termination of the collaboration and license agreement. Janssen may terminate the supply agreement for convenience, subject to a notice requirement. Janssen may elect to terminate the supply agreement upon a change of control if we are acquired by a competitor of Janssen. We or Janssen may terminate the supply agreement for material breach, default in the performance of a material obligation, insolvency or bankruptcy, subject to certain notice requirements.

        Additionally, in connection with the above agreements, Johnson & Johnson Development Corporation made a $43 million equity investment in our company, thus at that time obtaining nearly a 5% ownership in our company.

        In emergency outbreak situations such as the recent Ebola outbreak in Western Africa, the collaboration and license agreement does not preclude us from collaborating with other parties in the development and supply of Ebola vaccines for preclinical studies and clinical trials.

        We and Janssen subsequently agreed to collaborate on the evaluation of MVA-BN for three additional infectious disease targets. Janssen has been granted the exclusive option to collaborate on one or more of the targets following the preclinical evaluation of MVA-BN-based vaccine candidates, which we will develop.

Agreement with Janssen Regarding Additional Infectious Disease

        On December 18, 2015, we entered into a second collaboration and license agreement with Janssen Pharmaceuticals Inc. Under the terms of the collaboration and license agreement, we granted to Janssen exclusive rights to our MVA-BN technology for use in a prime-boost vaccine regimen together with Janssen's adenovirus vector based Filo candidate with the purpose of targeting all cancers induced by human papillomavirus (HPV), one of the three additional infectious disease targets under our material evaluation agreement with Janssen. We are entitled to an initial upfront payment of $9 million. In addition, we are entitled to receive up to $162 million in sales, development and regulatory milestones, in addition to single-digit tiered royalties on commercial sales. Janssen will be responsible for all costs associated with development, subject to certain exceptions. We will undertake all manufacturing related to MVA-BN, subject to certain exceptions. Janssen retains an exclusive option to license MVA-BN for two additional undisclosed infectious disease targets.

        The collaboration and license agreement and Janssen's royalty obligations under the agreement will terminate on a product-by-product and territory-by-territory basis after the expiration of a fixed period after the first commercial sale of such product in such territory or the expiration of the patent rights with respect to such product, whichever occurs later. Janssen may terminate the collaboration and license agreement for convenience or serious safety reasons, subject to a notice requirement. Janssen may also terminate our rights and obligations under this agreement, with certain exclusions, in the event we materially breach this agreement, subject to a notice and cure period requirement. We or Janssen may terminate the collaboration and license agreement for material breach, default in the performance of a material obligation, insolvency or bankruptcy, subject to certain notice requirements and cure periods, and upon certain other specified events.

Agreements with BARDA Regarding Liquid Frozen IMVAMUNE/IMVANEX

        In June 2007, BARDA, a division of the Department of Health and Human Services, or HHS, awarded us a contract, which we refer to as RFP-3, for the production and delivery of, initially, 20 million doses of liquid frozen IMVAMUNE/IMVANEX for the protection of persons considered to be at risk for smallpox. This RFP-3 contract has over the years been amended, expanded and prolonged several times and currently is set to expire on June 3, 2017. As examples of material amendments and modifications, we announced on April 16, 2013 that BARDA had expanded the initial order for 20 million doses of IMVAMUNE/IMVANEX with an additional order for 4 million doses of IMVAMUNE/IMVANEX and an option for additional 4 million doses that was subsequently exercised and announced on September 4, 2014. As of early 2015, we have produced and delivered to BARDA all of the 28 million doses of IMVAMUNE/IMVANEX that have been ordered.

        In addition to the production and delivery of the 28 million doses of IMVAMUNE/IMVANEX, the RFP-3 contract also supports the funding of preclinical studies and clinical trials that will be necessary for our BLA submission to the FDA. Furthermore, on July 7, 2015 we announced that BARDA had ordered a bulk supply of IMVAMUNE/IMVANEX, valued at $133 million. Under this new order, which is an extension of the existing RFP-3 contract, we will produce and store a bulk supply of IMVAMUNE/IMVANEX. This bulk material could be converted into a freeze dried formulation of IMVAMUNE/IMVANEX at a later date, once the freeze-drying production process has been transferred to a commercial line, and is approved by the U.S. authorities. This bulk IMVAMUNE/IMVANEX order is expected to be produced and recognized as revenue in 2016 and 2017.

        The total value of the RFP-3 contract constitutes $911 million, of which we had received $763 million as of September 30, 2015.

        BARDA is entitled to terminate the RFP-3 contract at its convenience in accordance with standard federal acquisition regulation, or FAR, provisions against reimbursement of costs already incurred and as agreed and negotiated by BARDA and us. This is standard in procurement contracts with U.S. authorities and the contract is in general regulated by usual standard FAR provisions.

Agreement with BARDA Regarding Freeze Dried IMVAMUNE/IMVANEX

        In November 2009, BARDA awarded us a contract for the development of a freeze dried formulation of IMVAMUNE/IMVANEX with a total prospective initial value of $40 million. The contract provides funds to validate the new freeze dried production process and the associated preclinical studies and clinical trials to support the advanced development of a freeze dried formulation of IMVAMUNE/IMVANEX instead of the existing liquid frozen formulation of IMVAMUNE/IMVANEX.

        This contract related to the freeze dried formulation of IMVAMUNE/IMVANEX has over the years been amended, expanded and prolonged several times and is currently having an expiration date of November 15, 2016. As examples of material amendments and modifications we announced in April 2011, that BARDA increased the potential value of the existing contract from $40 million to $94 million. The increased funding supported additional studies and production activities to further advance the development of the freeze dried formulation of IMVAMUNE/IMVANEX by the end of the contract period. On April 22, 2014 we announced that BARDA had exercised an option at a value of $22 million under the existing contract. This option was exercised in order to fund the transfer of the already validated filling and packaging production process to a commercial production line with a larger capacity.

        The total potential value of this contract related to freeze dried IMVAMUNE/IMVANEX constitutes $94 million, of which we had received $60 million as of September 30, 2015.

        BARDA is entitled to terminate the contract at its convenience in accordance with standard FAR provisions against reimbursement of costs already incurred and as agreed and negotiated by BARDA and us. This is standard in procurement contracts with U.S. authorities and the contract is in general regulated by usual standard FAR provisions.

Agreements with the NCI and PHS Regarding PROSTVAC

        In August 2008, we entered into a CRADA with the NCI, pursuant to which we and the NCI will jointly develop new immunotherapies for the prevention and treatment of prostate cancer. Under the CRADA, we have rights to exclusively license intellectual property resulting from this collaboration, subject to a nonexclusive, nontransferable, irrevocable license to the U.S. government to practice throughout the world of research or other U.S. government purposes. The term of the CRADA was initially five years, but has been extended for an additional five years and the agreement now expires on August 12, 2018, unless otherwise agreed. The CRADA may be terminated by mutual consent at any time or by either party. The CRADA may be terminated unilaterally by either party, subject to certain notice requirements. Clinical trials performed under the CRADA are based on a joint development plan between us and the NCI.

        In connection with the CRADA, in August 2008, we entered into a license agreement with the PHS under which we were granted a license to certain intellectual property related to the development of PROSTVAC. The license agreement divides the licensed patent portfolio into (i) exclusively and (ii) non-exclusively licensed patents and patent applications. The license agreement requires us to pay royalties and milestone payments as well as contributing to the payment of patent prosecution expenses. The license agreement will expire upon the expiration of the last patent contained in the licensed patent rights, unless terminated earlier. The PHS may terminate or modify the license agreement in the event of a material breach, including, if we are not executing the commercial development plan, if we do not meet certain milestones by certain dates, if we are unable to satisfy unmet health and safety needs, or upon certain insolvency events that remain uncured, in each case following certain notice periods. We may terminate the license agreement, or any portion thereof, at our sole discretion at any time, subject to certain notice requirements and cure periods. In addition, the PHS has the right to require us to sublicense the rights to the product candidates covered by the license agreement upon certain conditions, including if we are not reasonably satisfying required health and safety needs or if we are not satisfying requirements for public use as specified by federal regulations.

Agreements with the NCI, PHS and NIH Regarding CV 301 and Brachyury

        In October 2011, we expanded our scientific partnership with the NCI, entering into a second CRADA. Under the second CRADA, we and the NCI will jointly develop new product candidates for the prevention and treatment of multiple cancer indications, including further development of CV 301 and brachyury.

        Under the second CRADA, we and the NCI will collaborate on the preclinical and clinical development of recombinant pox-virus based immunotherapies for the treatment and prevention of breast, lung, ovary, liver, gastric system, bladder, kidney and pancreatic cancer.

        Under the second CRADA, we have rights to exclusively license intellectual property that results from this collaboration, subject to a nonexclusive, nontransferable, irrevocable license to the U.S. government to practice throughout the world of research or other U.S. government purposes. The second CRADA runs for an initial period of five years, expiring on October 3, 2016. The second CRADA may be terminated by mutual consent at any time or by either party subject to certain notice requirements. Clinical trials performed under the second CRADA are based on a joint development plan between us and the NCI.

        In connection with the second CRADA, in October 2011, we entered into a license agreement with the PHS under which we were granted a license to certain intellectual property rights related to the treatment and prevention of breast, lung, ovary, liver, gastric system, bladder, kidney and pancreatic cancer. The license agreement with the PHS will expire upon the expiration of the last patent contained in the licensed patent rights, unless terminated earlier. The PHS may terminate or modify the license agreement in the event of a material breach, including if we do not meet certain milestones by certain dates, if we are unable to satisfy unmet health and safety needs, or upon certain insolvency events that remain uncured, in each case following certain notice periods and cure periods. We may terminate the license, or any portion thereof, at our sole discretion at any time, subject to certain notice requirements. In addition, the PHS has the right to require us to sublicense the rights to the product candidates covered by the license upon certain conditions, including if we are not reasonably satisfying required health and safety needs or if we are not satisfying requirements for public use as specified by federal regulations.

        Furthermore, in May 2013, we entered into an additional license agreement with NIH under which we were granted a license to certain intellectual property rights related to treatment and prevention of colorectal cancer. The license agreement with NIH will expire upon expiration of the last patent contained in the licensed patent rights, unless terminated earlier. The NIH may terminate or modify the license in the event of a material breach, including, if we are not executing the commercial development plan, if we do not meet certain milestones by certain dates, if we are unable to satisfy unmet health and safety needs, or upon certain insolvency events that remain uncured, in each case following certain notice periods. We may terminate the license, or any portion thereof, at our sole discretion at any time, subject to certain notice requirements and cure periods. In addition, the NIH has the right to require us to sublicense the rights to the product candidates covered by the license upon certain conditions, including if we are not reasonably satisfying required health and safety needs or if we are not satisfying requirements for public use as specified by federal regulations.

        The license agreements with the PHS and NIH divide the licensed patent portfolio into (i) exclusively and (ii) non-exclusively licensed patents and patent applications. The license agreements require us to pay royalties and milestone payments as well as contributing to the payment of patent prosecution expenses.

Competition

        The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies and intense competition. While we believe that our live virus vaccine platform, development expertise, manufacturing experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any drug candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future.

        We compete in the areas of biodefense, commercial vaccines and treatments for infectious disease indications and immunotherapies for the treatment of cancer. Our vaccines and vaccine candidates are protected by intellectual property agreements that we own or license from third parties, and therefore are protected from competition as to the particular vaccines that we produce for the applicable indications that we target for the life of the applicable patent. However, many companies offer pharmaceutical products that may address one or more indications that our vaccines target. Furthermore, many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

        Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize vaccines that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any vaccines that we or our collaborators may develop. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our drug candidates, if approved, are likely to be their efficacy and safety.

        Other companies that compete for government contracts to develop, manufacture and commercialize vaccines for potential bioterror threats include, but are not limited to, AstraZeneca plc, Emergent BioSolutions, Inc., GlaxoSmithKline plc, Merck & Co., Inc., Pfenex Inc. and SIGA Technologies, Inc.

        Other companies that compete to develop, manufacture and commercialize vaccines for the prevention and treatment of infectious diseases include, but are not limited to, Johnson & Johnson, Dynavax Technologies Corporation, GenVec, Inc., Genocea Biosciences, Inc., Inovio Pharmaceuticals, Inc., Merck & Co. Inc., Novartis Pharma AG, Novavax, Inc. and Sanofi.

        Other companies that compete to develop, manufacture and commercialize immunotherapies for the treatment of cancer include, but are not limited to, Advaxis, Inc., Aduro Biotech, Inc., BMS, Celldex Therapeutics, Inc., Inovio Pharmaceuticals, Inc., Juno Therapeutics, Inc., Merck & Co. Inc., NEON Therapeutics, Novartis AG, Replimune Ltd and Transgene SA.

Legal Proceedings

        We are not currently subject to any material legal proceedings.

Intellectual Property

        Our intellectual property assets, or IP, primarily include patents and patent applications, trademarks and trade secrets. It is our continuous objective to manage our IP in line with our overall strategy, which has resulted in the accumulation of a significant patent portfolio directed at the various technologies and products. As our business and technology has matured, our internal organization, with the support of experienced external professionals, has strived to focus the patent portfolio so that it reflects our commercial endeavors.

Patents Policy and Strategy

        Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our drug candidates, novel discoveries, product development technologies and other know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position.

        While we seek broad coverage under our existing patent applications, there is always a risk that an alteration to the process may provide sufficient basis for a competitor to avoid infringement claims. In addition, patents, if granted, expire and we cannot provide any assurance that any patents will be issued from our pending or any future applications or that any potentially issued patents will adequately protect our intellectual property.

        Our IP policy targets the protection of new technologies and products by filing relevant patent applications and by prosecuting these to obtain patent protection in all countries considered major or key markets for the corresponding technology or relevant products. The goal of obtaining and maintaining a commercially strong patent portfolio must be weighed against the often significant expenses involved in obtaining and maintaining patents.

        Factors influencing the patent filing decisions include relevant commercial markets and value of the technology and/or products, production possibilities and markets where the technology and/or products are likely to be infringed. Patent applications we prosecute that cover primary technologies and products are therefore filed in most markets. Defensive patenting and applications covering add-on protection to the core patents are usually filed in certain markets only, which markets are selected based on the relevance of protection in the individual market to our overall business. As part of the strategic considerations, we weigh the benefits of seeking patent protection against the benefits of protecting new technologies as trade secrets, or know-how, based on the circumstances.

        Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are effective for 20 years from the earliest effective filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office, or the USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, with respect to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. In Europe, Supplementary Protection Certificates, or SPCs, extend patent protection for up to five years to compensate for the years lost in the regulatory process associated with application for marketing authorization, or MA. The actual protection afforded by a patent varies on a product by product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

        Furthermore, we rely upon trade secrets, or know-how, and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information in part using confidentiality agreements with our commercial partners, collaborators, employees and consultants, and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information, please see "Risk Factors—Risks Related to Our Intellectual Property."

        Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO, to determine priority of invention. For more information, please see "Risk Factors—Risks Related to Our Intellectual Property."

        We have successfully built our patent portfolio on and around our core technology, MVA-BN. The Company has acquired exclusive rights to material IP covering PROSTVAC. Further, we have obtained protection for, and continue to file further applications to protect relevant supporting technologies.

        Our patent portfolio consists of more than 60 patent families, which are company-owned or in-licensed, many of which consist of numerous issued/granted patents and pending applications. As of November 24, 2015, the patent portfolio comprises more than 740 granted/issued patents and more than 240 pending patent applications.

  MVA-BN Patent Portfolio

        Our competitive IP protection gives exclusive rights to produce, sell and market our MVA-based technology globally. Our exclusive rights cover certain aspects of recombinant MVA vaccines for cancer and infectious disease indications created by inserting foreign genes into the MVA genome. In addition, we have acquired exclusive rights to non-MVA technologies, including other viruses and production processes.

        Ten U.S. patents have been granted within the patent family covering the MVA virus variant referred to as MVA-BN, with terms expiring between 2020 and 2021, excluding any extensions awarded based on regulatory review. U.S. Patent No. 6,761,893 covers the MVA-BN virus and derivatives thereof, and the use as a vector technology for recombinant MVA-based vaccines. Together with U.S. Patent No. 6,913,752, this patent family covers the use of the MVA-BN technology for generating immunity in healthy and immunocompromised individuals and priming and boosting vaccination regimes: U.S. Patent No. 7,189,536 relates to prime-boost methods and the use of the virus as an adjuvant composition; U.S. Patent No. 7,335,364 specifies the biological characteristics of the MVA-BN technology; and U.S. Patent No. 7,384,644 relates to the virus and pharmaceutical compositions and methods for the induction of protective immunity against a lethal vaccinia virus infection. U.S. Patent No. 7,459,270 includes claims to methods of generating the MVA-BN virus, to the virus itself and to kits comprising the virus. U.S. Patent No. 8,268,325 further includes claims to a method of generating recombinant MVA-BN viruses and vaccines. Methods of inducing or generating an immune response are included in U.S. Patent Nos. 7,923,017, 7,939,086, and 8,268,329. Corresponding European patent EP 1 335 987 was validated in 25 European countries plus Brunei. There are corresponding patents in Australia, Belarus, Canada, China, Hong Kong, the Czech Republic, Estonia, Hungary, Indonesia, Israel, India, Japan, South Korea, Mexico, New Zealand, the Philippines, Poland, Russia, Singapore, Ukraine, and Vietnam. There are pending applications in Brazil, South Korea, Norway and the United States.

        Additional patent protection includes the use of MVA-derived vaccinia viruses for inducing a general immune stimulation, including the use of MVA-BN for protection against smallpox in neonates, or young children with an immature immune system. Patents in this family expire in 2021-2023, excluding any extensions awarded based on regulatory review. Use of MVA-BN and derivatives thereof to induce a rapid immune response has also been patented. Patents in this family expire in 2026, excluding any extensions awarded based on regulatory review. Another patent family relates the insertion of foreign genes into intergenic regions. There are eight issued U.S. patents and several foreign patents relating to this technology. Patents in this family will expire in 2022 to 2024, excluding any extensions awarded based on regulatory review. Another patent family relates to recombinant poxvirus vector capable of expressing two or more homologous foreign sequences, which derive from different variants of a microorganism. This family includes patents expiring in 2022 to 2023, excluding any extensions awarded based on regulatory review. There are issued patents in Australia, Canada, China, Europe, Hong Kong, Indonesia, Israel, India, Japan, Korea, Mexico, Norway, New Zealand, the Philippines, Singapore, Ukraine, the United States, Vietnam, and Eurasia. There are pending applications in Brazil, Canada, Indonesia, the Philippines, Poland, China and Hong Kong.

  Patent Protection for Certain Aspects Relating to the Production Process

        Methods for the cultivation of primary cells and for the amplification of viruses under serum free conditions have been patented, with terms expiring 2022 to 2025. Another patent family relates to the purification of vaccinia virus based vaccines, with a term expiring in 2028.

  Specific MVA-BN Based Vaccines

        Intellectual property relating to MVA-vaccine products includes patent families relating to Ebola and RSV vaccines, including claims directed to heterologous prime boost regimens. One Ebola application was filed jointly with Janssen. If issued, patents resulting from these applications would expire in 2035, excluding any extensions awarded based on regulatory review. RSV patents would expire in 2033, excluding any extensions awarded based on regulatory review.

  Patents for MVA-BN Based Vaccines

        Cancer vaccines, covering the HER2-Neu DNA AutoVac construct and related technology, include two patent families with terms expiring 2027 to 2033, excluding any extensions awarded based on regulatory review.

  PROSTVAC Patent Portfolio

        Our wholly owned subsidiary in-licensed a number of patents and patent applications pertaining to PROSTVAC owned by the PHS. The licensed territory is worldwide, and the licensed patents are being prosecuted by the PHS in relevant major markets. We will file additional patent applications during the future development cycle when appropriate, which will be owned solely by us or co-owned with the PHS, depending on the circumstances of the particular development efforts. The core PSA patents expire 2015 to 2023, excluding any extensions awarded based on regulatory review.

  Exclusive Patent Protection for PSA and Recombinant Vaccines Thereof

        The core patents relate to the relevant PSA, PSA oligo-epitope peptides and analogs thereof used in PROSTVAC, including various immunogenic compositions comprising the relevant PSAs and pox virus vectors expressing peptide agonists of PSA.

        U.S. Patents relate to PSA oligo-epitope peptides and the generation of cellular and humoral immune responses to a mammalian PSA. Specific patents cover a PSA oligo-epitope peptide useful in generating PSA specific T lymphocytes for prevention or treatment of prostate cancer. A PSA epitope peptide which conforms to one or more human leukocyte antigens, or HLA, class I motifs, where the PSA oligo-epitope peptide, in combination with various HLA class I molecules or through interactions with various T-cell receptors, elicits PSA specific cellular immune responses. For example, the PSA oligo-epitope peptide is useful as an immunogen in the prevention or treatment of prostatic cancer, in the inhibition of prostatic cancer cells and in the establishment and characterization of PSA-specific cytotoxic T-cell lines. Another patent family relates to using a recombinant viral vector, preferably a poxvirus vector having at least one insertion site containing a DNA segment encoding PSA or a cytotoxic T-cell eliciting epitope thereof, operably linked to a promoter capable of expression in the host, to generate a specific humoral and cellular immune response to PSA. The method can include introducing a sufficient amount of the recombinant pox virus vector into a host to stimulate the immune response, and contacting the host with additional PSA at periodic intervals thereafter.

        Another patent family relates to the generation of immune responses to PSA and includes uses of the vaccination regimen using a prime-boost regime of first administering a first poxvirus vector followed by a second poxvirus vector in a formulation that includes a costimulatory molecule. One patent family relates to peptide agonists of PSA and uses thereof. In various aspects, this family relates to peptides comprising agonist epitopes of the PSA-3 cytotoxic T lymphocyte epitope, and nucleic acids encoding peptides that comprise PSA-3 agonist epitopes. Relevant IP also relates to probes, primers, and vectors comprising these nucleic acids, as well as host cells comprising these vectors and antibodies that bind to the PSA-3 agonist peptides. Diagnostic tests, as well as methods of treatment or prevention of prostate cancer employing such compositions, for example, for peptide-mediated, cell-mediated, and vector-mediated immunotherapies are also covered.

  Non-Exclusive License to Recombinant Vectors Expressing Multiple Costimulatory Molecules

        In-licensed core patents include a patent family relating to various recombinant vectors expressing multiple costimulatory molecules and uses thereof, having claims relating to host cells and methods to enhance immune responses. More specifically, the family relates to recombinant poxviruses comprising foreign genes encoding at least the costimulatory molecules: one molecule from the B7 family, LFA-3 and ICAM-1, and optionally a foreign gene encoding at least one target antigen or immunological epitope, and uses as immunogens and vaccines. Another family relates to a composition of a recombinant virus expressing the antigen of the disease causing agent and a recombinant virus expressing an immunostimulatory molecule(s) such as, for example B7.1, B7.2, IL-2 or GM-CSF for the purpose of generating an enhanced immune response to the disease causing agent.

  Additional Non-Exclusively Licensed Patents and Patent Applications

        Our portfolio also consists of several additional non-exclusively licensed patents and patent applications, including a patent family relating to novel insertion sites for introducing DNA into pox vectors, specifically a recombinant poxvirus containing and capable of expressing at least one foreign gene inserted at an insertion site within the poxvirus genome, including orthopox. Another family relates to recombinant poxviruses for immunization against tumor-associated antigens such as those encoded by the neu gene, the ros gene, the trk gene, the kit gene or an immunogenic portion thereof, and to vectors. Recombinant poxviruses capable of expressing cell-encoded, tumor-associated antigens are also disclosed. The recombinant viruses are useful for evoking an immune response against the antigen being expressed. Another family relates to recombinant FPVs capable of expressing immunogenic proteins of fowl pathogens. The recombinant FPV provide live virus vaccines for poultry and other animals.

Trademarks

        Our core U.S. trademarks include IMVAMUNE/IMVANEX, the trade name for the smallpox vaccine product, and PROSTVAC the trade name for the prostate cancer vaccine candidate. An application for registration of the trademark PROSTVAC is pending in Europe and other relevant jurisdictions.

Trade Secrets

        The current production process used for our MVA-BN-based vaccines, including the smallpox vaccine production, is primarily protected as a trade secret and is therefore not disclosed to competitors.

Enforcement of Intellectual Property Rights

        We enforced certain intellectual property rights, including the MVA-BN patents, against Acambis in 2005, and in 2007, reached a global settlement, ending the legal disputes on matters relating to smallpox vaccines based on the MVA virus. The settlement involved patent disputes at the U.S. International Trade Commission and the Commercial Court in Vienna, Austria, as well as the conversion, unfair trade acts and unfair competition action at the U.S. Federal District Court of the District of Delaware. Under the agreement, we granted a license to some of our MVA patents in return for Acambis making an undisclosed upfront payment. Acambis will also make royalty and milestones payments should it develop or commercialize certain MVA products in the future. Acambis was later acquired by Sanofi Pasteur.

        We subsequently enforced the MVA-BN patents against Oxford BioMedica plc, BioMedica, Inc., and Oxford BioMedica Ltd., in the U.S. District Court of the Southern District of California. We and Oxford BioMedica reached a global settlement in 2010, ending the legal disputes between the parties on matters relating to MVA-BN. Under the agreement, we grant a license to MVA-BN patents in return for Oxford BioMedica making milestone payments and royalties. Further, Oxford BioMedica grants us a license to its heterologous prime-boost patents in return for our making milestone payments and paying royalties and a sub-license on licensed products, under poxvirus patents licensed to Oxford BioMedica by Sanofi-Aventis. Under the settlement, the terms of which are confidential, all pending litigation ceased and all oppositions filed at the European Patent Office by Oxford BioMedica were withdrawn.

Government Regulation and Product Approval

        Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research, development, testing, production,

QC, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, or biologics, such as our product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Biological Product Development

        In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA's refusal to approve pending applications, withdrawal of an approval, imposition of clinical holds, sending of warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

        Our product candidates must be approved by the FDA through the BLA process before they may be legally marketed in the United States. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

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  completion of extensive nonclinical studies, some of which may be preclinical laboratory tests or animal studies, and formulation studies in accordance with applicable regulations, including, where applicable, the FDA's GLP;

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  submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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  performance of adequate and well-controlled human clinical trials in accordance with applicable IND and other clinical trial-related regulations, sometimes referred to as good clinical practices, or GCPs, to establish the safety and efficacy of the proposed product candidate for its proposed indication;

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  submission to the FDA of a BLA;

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  satisfactory completion of an FDA pre-approval inspection of the production facility or facilities where the product is produced to assess compliance with the FDA's cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality, purity and potency;

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  potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the BLA; and

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  FDA review and approval of the BLA prior to any commercial marketing or sale of the product in the United States.

        A sponsor must submit the results of the preclinical studies, together with production information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Long-term nonclinical studies, such as reproductive toxicity and carcinogenity in animals, may continue after an IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns or non-compliance.

        The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. An IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients.

        There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products, including biologics, are required to register and disclose specified clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. However, there are evolving rules and increasing requirements for publication of all trial-related information, and it is possible that data and other information from trials involving drugs and biologics that never garner approval could require disclosure in the future. In addition, publication policies of major medical journals mandate certain registration and disclosures as a pre-condition for potential publication, even if not currently mandated as a matter of law. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

        Clinical trials are generally conducted in three sequential phases that may overlap, known as Phase 1, Phase 2 and Phase 3 clinical trials. Phase 1 clinical trials generally involve a small number of healthy volunteers who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the product candidate and, if possible, to gain early evidence on effectiveness. Phase 2 clinical trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, as well as identification of possible adverse effects and safety risks and preliminary evaluation of efficacy. Phase 3 clinical trials generally involve large numbers of patients at multiple sites, in multiple countries (from several hundred to several thousand subjects) and are designed to provide the data necessary to demonstrate the efficacy of the product for its intended use, its safety in use, and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. Phase 3 clinical trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of a BLA.

        Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may condition approval of a BLA on the sponsor's agreement to conduct additional clinical trials to further assess the biologic's safety and effectiveness after BLA approval.

        Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important rate increase of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group operates according to a charter and may advise the sponsor whether or not a trial should move forward at designated intervals based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for producing the product in commercial quantities in accordance with cGMP requirements. The production process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

        BLA and FDA Review Process

        Following trial completion, trial data is analyzed to assess safety and efficacy. The results of nonclinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling for the product and information about the production process and facilities that will be used to ensure product quality, results of analytical testing conducted on the chemistry of the product candidate, and other relevant information. The BLA must contain proof of safety, purity, potency and efficacy, which is demonstrated by extensive preclinical and clinical testing. The application must include all data relating to preclinical studies and clinical trials. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

        Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee, which is adjusted on an annual basis. PDUFA also imposes an annual product fee for human drugs and an annual establishment fee on facilities used to produce prescription drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business.

        The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most such applications for standard review products are reviewed within ten to twelve months, while most priority review applications are reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists. For biologics, priority review is further limited only for products intended to treat a serious or life threatening disease relative to currently approved products. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late submitted information, or information intended to clarify information already provided in the submission.

        After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and effective for its intended use, and whether the product candidate is being produced in accordance with cGMP to assure and preserve the product candidate's identity, strength, quality, purity and potency. The FDA may refer applications for novel drug product candidates or drug product candidates which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA will likely re-analyze the clinical trial data, which could result in extensive discussions between the FDA and us during the review process. The review and evaluation of a BLA by the FDA is extensive and time-consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.

        Before approving a BLA, the FDA will conduct a pre-approval inspection of the production facilities for the new product to determine whether they comply with cGMPs. The FDA will not approve the product unless it determines that the production processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving a BLA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, production process and production facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or production. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

        There is no assurance that the FDA will ultimately approve a product for marketing in the United States and we may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific populations, severities of allergies, and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the BLA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved products. For example, the FDA may require Phase 4 testing which involves clinical trials designed to further assess the product's safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

        Special Protocol Assessment

        A sponsor may request an SPA, the purpose of which is to reach agreement with the FDA on the design of the Phase 3 clinical trial protocol and analysis that will form the primary basis of an efficacy claim. If such an agreement is reached, it will be documented and made part of the administrative record, and it will be binding on the FDA and may not be changed unless the sponsor fails to follow the agreed-upon protocol, data supporting the request are found to be false or incomplete, or the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began. Even if an SPA is agreed to, approval of the BLA is not guaranteed because a final determination that an agreed-upon protocol satisfies a specific objective, such as the demonstration of efficacy, or supports an approval decision, will be based on a complete review of all the data in the BLA.

        Emergency Use Authorization

        The Commissioner of the FDA, under delegated authority from the Secretary of the HHS may, under certain circumstances, issue an EUA that permits the use of an unapproved drug product or unapproved use of an approved drug product. Before an EUA may be issued, the Secretary must declare an emergency based on one of the following grounds:

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  a determination by the Secretary of the DHS that there is a domestic emergency, or a significant potential for a domestic emergency, involving a heightened risk of attack with a specified biological, chemical, radiological or nuclear agent or agents;

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  a determination by the Secretary of the DOD, that there is a military emergency, or a significant potential for a military emergency, involving a heightened risk to United States military forces of attack with a specified biological, chemical, radiological, or nuclear agent of agents; or

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  a determination by the Secretary of HHS of a public health emergency that effects or has the significant potential to affect, national security, and that involves a specified biological, chemical, radiological, or nuclear agent or agents, or a specified disease or condition that may be attributable to such agent or agent.

        In order to be the subject of an EUA, the FDA Commissioner must conclude that, based on the totality of scientific evidence available, it is reasonable to believe that the product may be effective in diagnosing, treating or preventing a disease attributable to the agents described above; that the product's potential benefits outweigh its potential risks; and that there is no adequate, approved alternative to the product.

        Although an EUA cannot be issued until after an emergency has been declared by the Secretary of HHS, the FDA strongly encourages an entity with a possible candidate product, particularly one at an advanced stage of development, to contact the FDA center responsible for the candidate product before a determination of actual or potential emergency.

        Post-Marketing Requirements

        Following approval of a new product, a producer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product's approved labeling (known as "off-label use"), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs and biologics for off-label uses, producers may not market or promote such off-label uses. Modifications or enhancements to the product or its labeling or changes of the site of production are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act, a part of the FDCA.

        In the United States, once a product is approved, its production is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be produced in specific approved facilities and in accordance with cGMP. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require, among other things, QC and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Producers and other entities involved in the production and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, producers must continue to expend time, money, and effort in the area of production and QC to maintain cGMP compliance. These regulations also impose certain organizational, procedural and documentation requirements with respect to production and quality assurance activities. BLA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute products produced, processed or tested by them. Discovery of problems with a product after approval may result in restrictions on a product, producers, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market.

        Fast Track Designation and Accelerated Approval

        The FDA is required to facilitate the development, and expedite the review, of drugs and biologics that are intended for the treatment of a serious or life threatening disease or condition for which there is no effective treatment and which demonstrates the potential to address unmet medical needs for the condition. Under the fast track program, a sponsor may request that the FDA grant fast track designation to the product candidate for a specific indication concurrent with, or after, the submission of the IND for the product candidate. The FDA must determine if the product candidate qualifies for fast track designation within 60 days of receipt of the sponsor's request.

        Under the FDA's accelerated approval regulations, the FDA may approve a drug or biologic for a serious or life threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

        In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post marketing compliance requirements, including the completion of Phase 4 or post approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post approval studies, or confirm a clinical benefit during post marketing studies, will allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

        In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a fast track product candidate's NDA or BLA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA's time period goal for reviewing an application does not begin until the last section of the application is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

        Patent Term Restoration and Marketing Exclusivity

        Depending upon the timing, duration and specifics of FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biologic is eligible for the extension, and the extension must be applied for prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

        Pediatric Information

        Under the Pediatric Research Equity Act, or PREA, BLAs or supplements must contain data to assess the safety and effectiveness of the biologic for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any biologic for an indication for which orphan designation has been granted.

  The European Union Drug Development

        In the European Union, our product candidates are also subject to extensive regulatory requirements. As in the United States, pharmaceuticals which are referred to as medicinal products can only be marketed if an MA from the competent regulatory agencies has been obtained.

        Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, a new Regulation No. 536/2014 on clinical trials on medicinal product candidates for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation entered into force on June 16, 2014 but will apply not earlier than May 28, 2016. Until then the Clinical Trials Directive 2001/20/EC will still apply. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation for one year from the entry into application of the Regulation.

        Under the current regime, before a clinical trial can be initiated it must be approved in each of the European Union countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

        The European Union Drug Review and Approval

        In the European Economic Area, or EEA (which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining an MA. There are two types of MAs:

        The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

        National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, the draft summary of the product characteristics, labeling, or packaging proposed by the RMS, the product is subsequently granted a National MA in all the Member States (i.e. in the RMS and the CMSs).

        Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Health Regulatory Compliance

        Our current and future operations may be subject to additional health care regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions particularly after our product candidates are approved. Such laws may include:

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  the federal Anti-Kickback Statute which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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  the federal false claims and civil monetary penalties laws, including the civil False Claims Act, laws which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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  the federal Physician Payment Sunshine Act, which requires certain producers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMMS, information related to payments or other transfers of value made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals and applicable producers and applicable group purchasing organizations to report annually to CMMS ownership and investment interests held by the physicians and their immediate family members; and

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  analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug producers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

        Health Reform

        The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing health care costs, improving quality or expanding access.

        By way of example, in March 2010, the Patient Protection and Affordable Care Act, or the ACA, was signed into law, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our business are:

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  an annual, nondeductible fee on any entity that producers or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

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  an increase in the statutory minimum rebates a producer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average producer price for branded and generic drugs, respectively;

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  a new methodology by which rebates owed by producers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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  extension of a producer's Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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  expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a producer's Medicaid rebate liability;

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  a new Medicare Part D coverage gap discount program, in which producers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a producer's outpatient drugs to be covered under Medicare Part D;

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  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

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  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

        We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.

        Moreover, we cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Coverage and Reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we or our collaborators obtain regulatory approval, and also with regard to coverage and reimbursement going forward of our approved products. In the United States and markets in other countries, sales of any products for which we or our collaborators receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such drug products.

        In the United States, third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers and other organizations. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. Such payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. We or our collaborators may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Nonetheless, our product candidates may not be considered medically necessary or cost-effective.

        Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

        Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular drug candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

        The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Employees

        As of September 30, 2015, we had approximately 400 employees. We consider our labor relations to be positive.

Corporate Organization

        We were incorporated on July 1, 1992 as a private limited liability company (DK: anpartsselskab, or ApS) under Danish law and we are registered with the Danish Business Authority (DK: Erhvervsstyrelsen) in Copenhagen, Denmark under registration number (CVR) no. 16271187. On September 3, 1994, our company was converted into a public limited liability company (DK: aktieselskab, or A/S).

MANAGEMENT

General

        We have a two-tier governance structure consisting of a board of directors and executive management. Below is a summary of relevant information concerning our board of directors and executive management, as well as a brief summary of certain significant provisions of Danish corporate law and the articles of association that will be in effect upon the closing of this offering, which relate to our board of directors.

Members of Our Board of Directors and Executive Management

Board of Directors

        The following table sets forth information with respect to each of our board members and their respective ages as of December 31, 2014. The terms of office of all our board members expire at the next annual general meeting to be held in 2016. All board members are eligible for re-election.

        The business address of our board members is our registered office address at Hejreskovvej 10A, DK-3490 Kvistgaard, Denmark.

Name of Board Member	Age	Position(s)
Gerard van Odijk	58	Chairman
Anders Gersel Pedersen	64	Deputy Chairman
Claus Braestrup	70	Board Member
Erik Gregers Hansen	63	Board Member
Peter Kürstein	59	Board Member
Frank Verwiel	53	Board Nominee

        The following is a brief summary of the business experience of our non-employee board members.

Gerard van Odijk

        Dr. van Odijk has been the chairman of our board of directors since April 2014 as well as a member of the board of directors since April 2008. He was re-elected in 2015 for a one-year term. Our board of directors has assessed that Dr. van Odijk is independent under Nasdaq Copenhagen listing standards. Dr. van Odijk is also currently an independent advisor for the pharmaceutical industry and a member of the board of directors of UDG Healthcare plc. Dr. van Odijk was formerly president and chief executive officer of Teva Pharmaceuticals Europe B.V. He received his M.D. from the University of Utrecht in the Netherlands.

Anders Gersel Pedersen

        Dr. Pedersen has been deputy chairman of our board of directors since April 2014 as well as a member of the board of directors since April 2010. He was re-elected in 2015 for a one-year term. Our board of directors has assessed that Dr. Pedersen is independent under Nasdaq Copenhagen listing standards. Dr. Pedersen is also currently an executive vice president of research and development at H. Lundbeck A/S, a deputy chairman of the board of directors of Genmab A/S and a member of the board of directors of ALK-Abelló A/S.

Claus Braestrup

        Dr. Braestrup has been a member of the board of directors since April 2008. He was re-elected in 2015 for a one-year term. Our board of directors has assessed that Dr. Braestrup is independent under Nasdaq Copenhagen listing standards. Dr. Braestrup is also currently the chairman of the board of directors of Saniona AB and a member of the board of directors of Evolva Holding SA, Gyros AB and Evotec AG. He is also an executive of Kastan ApS. He was formerly president and chief executive officer of H. Lundbeck A/S. He received his doctorate in medicine from the University of Copenhagen.

Erik Gregers Hansen

        Mr. Hansen has been a member of the board of directors since April 2010. He was re-elected in 2015 for a one-year term. Our board of directors has assessed that Mr. Hansen is independent under Nasdaq Copenhagen listing standards. Mr. Hansen is also currently a chairman of the board of directors of Polaris Management A/S, TTIT A/S and TTiT Ejendomme A/S; deputy chairman of the board of directors of Bagger-Sørensen & Co. A/S, Bagger-Sørensen Foundation, Gumlink A/S and Fertin Pharma A/S; and a member of the board of directors of Lesanco ApS, Ecco Sko A/S, OKONO A/S, Wide Invest ApS, 4 Best Invest ApS, Vecata Ejendomme A/S, Bagger-Sørensen Invest A/S and Aser Ltd. He is also an executive of Rigas Invest ApS, BFB ApS, Tresor Asset Advisers ApS, Tresor ApS, Berco ApS, Polaris Invest II ApS and Hansen Advisers ApS. Mr. Hansen holds an MSc in finance and accounting from Aarhus University, in Aarhus, Denmark.

Peter Kürstein

        Mr. Kürstein has been a member of the board of directors since April 2012. He was re-elected in 2015 for a one-year term. Our board of directors has assessed that Mr. Kürstein is independent under Nasdaq Copenhagen listing standards. Mr. Kürstein is also currently the chairman of the board of directors of Radiometer Medical ApS; deputy chairman of the board of directors of FOSS A/S; and a member of the board of directors of N. Foss & Co. A/S, Den Ehrvervsdrivende Fond GI. Strand, Copenhagen capital section under the Confederation of Danish Industries and Danske BorneAstma Center. Mr. Kürstein is also the chairman of the board of directors of the Danish-American Business Forum and the Committee on Health Care and Life Science under the Confederation of Danish Industries and an executive officer at ApS Mijimax. Mr. Kürstein has served previously as the chairman of the board of directors of Radiometer Finans ApS and the committee on Health Care and Life Science under the Confederation of Danish Industries; and as a member of the board of directors of H. Lundbeck A/S. Additionally, Mr. Kürstein served previously as the chief executive officer of Danrad Holding ApS and Radiometer Medical ApS; and as an executive officer of Danrad ApS. Mr. Kürstein holds an MBA from Harvard Business School in Boston, USA.

Frank Verwiel

        Dr. Verwiel was appointed as an observer of the board of directors in August 2015. The board of directors expects to nominate Dr. Verwiel for election to the board of directors at the annual general meeting in 2016. Dr. Verwiel currently serves as a member of the board of directors of Achillion Pharmaceuticals Inc. Dr. Verwiel served as a member of the board of directors of Aptalis Holdings Inc. and certain of its affiliates and MPEX Pharmaceuticals Inc., among others from 2005 to 2014, until the sale of Aptalis Pharma Inc. to Forest Laboratories Inc. in March of 2014. In the same period Dr. Verwiel also served as the president and chief executive officer of Aptalis Pharma Inc. From 1996 to 2005, Dr. Verwiel served in various roles at Merck & Co. including vice president, Hypertension, Worldwide Human Health Marketing and as a member of Merck's worldwide hypertension business strategy team. Dr. Verwiel was a member of the board of directors of

InterMune Inc. from 2012 to 2014. Dr. Verwiel received his M.D. from Erasmus University in Rotterdam, the Netherlands. Dr. Verwiel also holds an MBA from INSEAD in Fontainebleau, France.

Executive Management

        The following table sets forth information with respect to each of the members of our executive management, their respective ages and their positions as of December 31, 2014. The business address of these members of our executive management is our registered office address at Hejreskovvej 10A, DK-3490 Kvistgaard, Denmark.

Name	Age	Position(s)
Paul Chaplin	48	President and Chief Executive Officer
Ole Larsen	50	Executive Vice President, Chief Financial Officer

        The following is a brief summary of the business experience of our executive management.

Paul Chaplin

        Mr. Chaplin has served as our president and chief executive officer since June 2014. Mr. Chaplin joined our subsidiary, Bavarian Nordic GmbH, in 1999 and was appointed executive vice president in 2004. Prior to joining Bavarian Nordic GmbH, Mr. Chaplin worked for several years both in the United Kingdom and Australia developing vaccines against infectious diseases. Mr. Chaplin is co-chair of the Alliance for BioSecurity. Mr. Chaplin holds a Ph.D. in Immunology from Bristol University.

Ole Larsen

        Mr. Larsen has served as our executive vice president and chief financial officer since he joined the company in July 2008 from Nordisk Film, where he served as chief financial officer and worked since August 2004. Mr. Larsen holds a M.Sc. in economics and business administration from Copenhagen Business School.

Corporate Governance

Board of Directors

        The board of directors is responsible for our overall strategic management and the financial and managerial supervision, as well as for regular evaluation of the work of the executive management. In addition, the board of directors supervises our affairs in a general sense and ensures that they are managed in an adequate manner and in accordance with applicable law and our articles of association.

        The board of directors performs its duties in accordance with our rules of procedure of the board of directors. The rules of procedure are reviewed and updated by all members of the board of directors. Under our articles of association, the board of directors may consist of three to six external members elected by the shareholders at the annual general meeting for terms of one year with possibility for re-election. Our board of directors currently consists of five board members and we plan to elect a sixth board member at our next annual general meeting. In addition, the employees may, pursuant to the statutory rules regarding representation of the employees on the board of directors, elect employee representatives to the board of directors. Currently the board of directors has no employee representation. The board of directors elects a chairman from among its members. All of our board members and our board nominee are independent under the corporate governance standards of The NASDAQ Global Select Market and Nasdaq Copenhagen.

Executive Management

        Members of the executive management are appointed by the board of directors, which lays down the terms and conditions of their employment and the framework for their duties. The executive management is responsible for our day-to-day management in compliance with the guidelines and directions issued by the board of directors. Our day-to-day operations do not include transactions of an unusual nature or of material importance to the affairs of the company.

Committees of the Board of Directors

        Upon the closing of this offering, we will have a finance, risk and audit committee, and a nomination and remuneration committee. We have adopted a charter for each of these committees. Under Danish corporate law, it is not possible to delegate the decision making authority of the entire board of directors to board committees.

Finance, Risk and Audit Committee

        We have set up a finance, risk and audit committee, or audit committee, consisting of Erik Gregers Hansen and Anders Gersel Pedersen and chaired by Erik Gregers Hansen. The audit committee reviews and discusses the accounting, audit and the regulatory control with our auditors elected at the general meeting and the executive management in accordance with the working terms of reference of the audit committee. Upon the closing of this offering, our audit committee will consist of Erik Gregers Hansen and Anders Gersel Pedersen. Each member satisfies the independence requirements of the corporate governance standards of The NASDAQ Global Select Market, and Erik Gregers Hansen qualifies as an "audit committee financial expert," as defined in NASDAQ Rule 5605(c)(2)(A) and as determined by our board of directors. Provided he is elected to the board at the annual general meeting in the spring of 2016, Frank Verwiel is also expected to be appointed as a member of the audit committee. Our audit committee will oversee our accounting and financial reporting processes and the audits of our consolidated financial statements. Until such third director is appointed to the audit committee, we will not be in compliance with the composition requirement of NASDAQ Rule 5605(c)(2)(A), which requires that the audit committee consist of three members. We intend to rely on the cure period provided in NADSAQ Rule 5605(c)(4)(B), which allows us to comply with the composition requirement of NASDAQ Rule 5605(c)(2)(A) by the earlier of our next annual general meeting of shareholders or one year from the consummation of this offering. Our audit committee will be responsible for, among other things:

  ▪
  supervising our audit, financial reporting, risk management and security matters;

  ▪
  making recommendations to our board of directors regarding the appointment by the general meeting of our independent auditors;

  ▪
  overseeing the work of the independent auditors, including making recommendations to the board of directors and resolving disagreements between the executive management and the independent auditors relating to financial reporting;

  ▪
  reviewing the independence and QC procedures of the independent auditors;

  ▪
  discussing material off-balance sheet transactions, arrangements and obligations with the executive management and the independent auditors;

  ▪
  reviewing all proposed related party transactions;

  ▪
  discussing the annual audited consolidated and statutory financial statements with the executive management;

  ▪
  annually reviewing and reassessing the adequacy of the rules of procedure of the audit committee charter;

  ▪
  assessing the internal control and risk management systems;

  ▪
  making recommendations to our board of directors regarding the appointment by the general meeting of our independent auditors; and

  ▪
  attending to such other matters as it deems necessary, in its discretion, and perform any and other duties that the board of directors delegates to it from time to time.

Nomination and Remuneration Committee

        Upon the closing of this offering, our nomination and remuneration committee will consist of Gerard van Odijk, Claus Braestrup and Peter Kürstein, and will be chaired by Gerard van Odijk. Each member satisfies the independence requirements of the corporate governance standards of The NASDAQ Global Select Market. Our nomination and remuneration committee will assist our board of directors in selecting individuals qualified to become our board members, determining the composition of the board of directors and its committees, and reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our board of directors and the executive management. Our nomination and remuneration committee will be responsible for, among other things:

  ▪
  nomination and appointment of members of the board of directors and the executive management for election or re-election at any of our general meetings;

  ▪
  at least annually conducting regular evaluations of the board of directors' and the executive management's performance;

  ▪
  ensuring that the board of directors and the executive management have the appropriate number of members with the required qualifications and experience at all times;

  ▪
  reviewing and making recommendations to our board of directors with respect to compensation of our executive management and members of our board of directors;

  ▪
  submitting proposals to our board of directors for the remuneration of the members of the board of directors and the executive management;

  ▪
  overseeing and making recommendations to our board of directors regarding the evaluation of our executive management;

  ▪
  the drawing up, implementation and pursuit of the remuneration policy for members of the board of directors and the executive management; and

  ▪
  attending to such other matters as it deems necessary, in its discretion, and performing any other duties that the board of directors delegates to it from time to time.

Code of Business Conduct and Ethics

        We have adopted a code of business conduct and ethics that applies to all of our employees, members of our executive management and members of our board of directors responsible for financial reporting. Following the closing of this offering, the code of business conduct and ethics will be available on our website at www.bavarian-nordic.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this prospectus.

Other Corporate Governance Matters

        The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as related rules subsequently implemented by the Securities and Exchange Commission, or SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, The NASDAQ Global Select Market rules provide that foreign private issuers may follow home country practice in lieu of The NASDAQ Global Select Market corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of The NASDAQ Global Select Market rules are described below:

  ▪
  We do not intend to follow The NASDAQ Global Select Market's quorum requirements applicable to meetings of shareholders. In accordance with Danish corporate law and generally accepted business practice, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.

  ▪
  We do not intend to follow The NASDAQ Global Select Market's requirements regarding the provision of proxy statements for general meetings of shareholders. Danish corporate law does not have a regulatory regime for the solicitation of proxies. The solicitation of proxies is not a generally accepted business practice in Denmark, although it has recently become more common for listed companies to do so. However, a shareholder may be represented at a general meeting by proxy. Unless containing a provision to the contrary, instruments of proxy shall be deemed to be in force until revoked in writing by notification to the Company. However, instruments of proxy issued to the Company's board of directors may not be issued for a period of more than 12 months and may only be issued in respect of a specific general meeting for which the agenda is known in advance. See article 11 of the articles of association. We intend to provide notice convening a general meeting, including an agenda and other relevant documents, to the Danish Business Authority and written notice to all registered shareholders who have so requested.

  ▪
  We do not intend to follow The NASDAQ Global Select Market's requirements regarding shareholder approval for certain issuances of securities under NASDAQ Rule 5635. Pursuant to Danish corporate law and the articles of association, our shareholders have authorized our board of directors to issue securities, including shares, warrants and convertible notes. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and The NASDAQ Global Select Market's listing standards.

        Because we are a foreign private issuer, our members of our board of directors and executive management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Compensation

        For the financial year ended December 31, 2014, the aggregate remuneration paid to our board of directors was DKK 1,562,500 ($234,258). The members of the board of directors did not receive any other remuneration from the Company in 2014. The remuneration was approved by our shareholders at our annual general meeting in April 2014.

        No member of the board of directors is entitled to any kind of remuneration upon retirement from his or her position as a member of the board of directors. We have not allocated funds for any pension benefits, severance schemes or similar measures, or undertaken any other obligations to do so on behalf of the board of directors, and we have no obligation to do so.

        For the financial year ended December 31, 2014, the aggregate remuneration paid to our executive management was DKK 17,089,403 ($2.6 million).

        The board of directors has adopted a Remuneration Policy, including the General Guidelines for Incentive Remuneration, of the Board of Directors and Executive Management in the Company, which was approved by our shareholders at our annual general meeting on April 23, 2015. No member of our board of directors and executive management has received or will receive separate remuneration in connection with this offering.

Compensation of Members of Our Board of Directors and Executive Management

        During 2014, our board of directors granted the following warrants to members of our board of directors and executive management as well as an additional 40,000 awards that have since been extinguished in accordance with their terms:

Name	Grant Date	Awards Granted	Award Exercise Price (DKK)	Award Expiration Date
Gerard van Odijk	—	—	—	—
Anders Gersel Pedersen	—	—	—	—
Claus Braestrup	—	—	—	—
Erik Gregers Hansen	—	—	—	—
Peter Kürstein	—	—	—	—
Paul Chaplin	August 2014	50,000	6,570,000	December 2019
Ole Larsen	August 2014	40,000	5,256,000	December 2019

Executive Management Agreements

        We have entered into employment or service agreements with our executive management consisting of our president and chief executive officer, Mr. Chaplin, and our executive vice president and chief financial officer, Ole Larsen. Our executive management can terminate their employment with the company by giving six months' notice, and we can terminate the employment by giving 18 months' notice to Mr. Chaplin and 12 months' notice to Mr. Larsen. The remuneration to the executive management consists of a base salary including standard benefits (such as a company car, personal and health insurance, company-paid telephone and computer), cash bonus, phantom shares and warrants. The cash bonus is conditional upon the fulfilment of certain predefined bonus targets relating to both company and individual performance. The cash bonus cannot exceed 50% of the executive management's base salary. However, our board of directors may decide to postpone for three years all or part of the payment of a cash bonus awarded to a member of the executive management, converting the postponed bonus into a number of Restricted Stock Units, or RSUs. Further, the board may decide to grant up to one additional matching share for each two acquired RSUs. Warrants and phantom shares are granted to the executive management under our warrant program and phantom share program, both of which are further described below. In addition, Mr. Larsen receives an annual pension contribution of 10% of his annual base salary.

        In addition to the benefits described above, we will cover Mr. Chaplin's accommodation expenses, exclusive of electricity and heating expenses, until May 28, 2017. Also, reasonable relocation expenses, including, but not limited to, house-hunting trips, moving expenses and reasonable school fees for admitting the children to an international school in Denmark will be reimbursed by us. Further, we entered into a long-term incentive agreement with Mr. Chaplin in 2009, when he served as our executive vice president, Division President Infectious Diseases. The incentive scheme offered one-off payments ranging from 150 thousand euros up to 1.5 million euros. The one-off payments were subject to achievement of various milestones and were furthermore conditioned upon continued employment, irrespective of the position held, with us at the time of the achievement of the respective milestone event. The long-term incentive scheme ceased to be effective as of December 31, 2015. In connection with Mr. Chaplin's appointment as president and chief executive officer, it was extraordinarily decided by our board of directors to let him continue his participation in the long-term incentive scheme. However, his participation was modified such that Mr. Chaplin in the period from his appointment could not receive payments under the long-term incentive scheme which, together with any change of control bonus (as further described below), would exceed one year's base salary. We had no obligation to continue with other similar programs after December 31, 2015 and no such programs have been implemented thus far in 2016.

        In the event that (i) a controlling interest in us is transferred, (ii) we cease to exist by merger with a third party, (iii) we divest all or significant parts of our assets to a third party, or (iv) we divest all or significant parts of our assets related to our infectious diseases business or our cancer immunotherapy business to a third party, our executive management will be entitled to receive a transaction bonus corresponding to 12 months' base salary. It is a condition for payment of the transaction bonus that the relevant member of the executive management has not given notice of resignation prior to completion of the relevant event and that we have not terminated the employment with the notice period expiring prior to completion of the relevant event. Further, if a member of our executive management's employment is terminated by us within 12 months after completion of an event triggering the transaction bonus, and provided the termination is not due to breach by said member, the notice of termination on the part of the company will be extended to 24 months.

        Mr. Chaplin and Mr. Larsen are both subject to non-competition clauses applicable during the employment and for a period of 18 and 12 months, respectively, following each of their resignations.

        Other than as set out above, the members of the executive management are not entitled to any kind of remuneration upon termination of employment other than salary during the notice period, post-employment compensation to an executive's dependents in the event of the executive's death and in certain circumstances for disability, compensation for non-competition clauses and possible transaction bonus as described above. Except for an allocation for payments under non-competition clauses with the executive management, neither we nor our subsidiaries have allocated funds for any pension benefits or similar measures or undertaken any other obligations to or on behalf of the executive management and we are under no obligation to do so.

        We and our subsidiaries have not granted any loans, issued any guarantees or undertaken any other obligations to do so on behalf of our executive management.

        For further details on the terms and conditions of the warrants, see "Warrant Incentive Program." See also "Phantom Share Programs" for a description of our phantom share scheme.

        Other than as set out above, no exceptional or extraordinary agreements, including agreements regarding bonus schemes, except ordinary incentive schemes and remuneration of the executive management implying financial obligations for us, have been concluded between us and members of our executive management.

Warrant Incentive Program

        The board of directors has been granting warrants to our management and selected employees of the company and our subsidiaries. Until 2013, members of our board of directors were also granted warrants. Beginning in 2014, the remuneration structure for our board of directors was changed allowing the board of directors to be remunerated only by payment of fixed cash fees.

        Warrants have been granted pursuant to authorization given to our board of directors by the shareholders in our articles of association. In accordance with the authorization, our board of directors has fixed the terms of the warrants, including the exercise price and the size of the grants, taking into account the limitations in the authorization from the shareholders, our guidelines for incentive pay in force at the time of grant, as well as the need to motivate and retain the warrant holders. Warrants have been granted free of charge and will typically become exercisable approximately three years after the date of grant and may be exercised to subscribe for shares in a number of pre-defined exercise windows against payment of the exercise price. Unexercised warrants will lapse approximately four and a half years after the date of grant. Granted warrants are subject to provisions reflecting the principles of the Danish Stock Option Act (in Danish: Aktieoptionsloven), which allow for the forfeiture of unexercised warrants if the grantee separates from the company or one of our subsidiaries under circumstances in which the warrant holder is considered a "bad-leaver." Such circumstances include the warant holder being dismissed for cause. Warrant holders are allowed to maintain all granted warrants if they separate from the company or one of our subsidiaries under circumstances where they are considered as "good-leavers." Such circumstances include the warrant holders being dismissed without cause.

        As of September 30, 2015, the material terms of our outstanding warrants and the holders of such warrants may be summarized as follows:

Time of grant / warrant program	Exercise Price (DKK)	Exercise period(s)	Board of Directors (number)	CEO (number)	CFO (number)	Other employees (number)		Former employees (number)	Total
August 2011	54.1	Two weeks after Q1 2016 report	10,000	—	—	1,000		39,500	50,500	(1)
May 2012	54	Two weeks after publication of the annual report for 2015 and/or two weeks after publication of Q2 2016 report and/or two weeks after publication of annual report for 2016	—	—	—	7,500		22,500	30,000
August 2012	59.1	Two weeks after publication of Q1 2016 report and/or two weeks after publication of Q3 2016 report and/or two weeks after publication of Q1 2017 report	25,000	25,000	25,000	137,875		170,425	383,300	(2)
February 2013	55	Two weeks after publication of annual report for 2015 and/or two weeks after Q2 2016 report and/or two weeks after publication of annual report for 2016 report and/or two weeks after Q2 2017 report	—	—	—	—		40,000	40,000
August 2013	73.9	Two weeks after publication of Q3 2016 report and/or two weeks after publication of Q1 2017 report and/or two weeks after publication of Q3 2017 report and/or two weeks after publication of Q1 2018 report	25,000	30,000	30,000	197,500	(3)	170,900	453,400	(3)
December 2013	96.5	Two weeks after publication of annual report for 2016 and/or two weeks after publication of Q2 2017 report and/or two weeks after publication of annual report for 2017 and/or two weeks after publication of Q2 2018 report	—	—	—	30,000		40,000	70,000
August 2014	131.4	Two weeks after publication of Q3 2017 report and/or two weeks after publication of annual report for 2017 and/or two weeks after publication of Q1 2018 report and/or two weeks after publication of Q2 2018 report and/or two weeks after publication of Q3 2018 report and/or two weeks after publication of annual report for 2018 and/or two weeks after publication of Q1 2019 report and/or two weeks after publication of Q2 2019 report	—	50,000	40,000	292,500		75,000	457,500

Total			60,000	105,000	95,000	666,375		558,325	1,484,700	(4)

(1)
Includes 35,500 outstanding warrants exercised on November 16, 2015 of which (i) 5,000 warrants have been exercised by the board of directors, (ii) 1,000 warrants have been exercised by other employees and (iii) 29,500 warrants have been exercised by former employees.
(2)
Includes 149,797 outstanding warrants exercised on November 16, 2015 of which (i) 5,000 warrants have been exercised by the board of directors, (ii) 22,374 warrants have been exercised by other employees and (iii) 122,423 warrants have been exercised by former employees.
(3)
Includes 9,800 warrants forfeited due to termination of an employee's employment after September 30, 2015.

(4)
Includes 9,800 warrants forfeited due to termination of an employee's employment after September 30, 2015 and 185,297 outstanding warrants exercised on November 16, 2015 of which (i) 10,000 warrants have been exercised by the board of directors, (ii) 23,374 warrants have been exercised by other employees and (iii) 151,923 warrants have been exercised by former employees and 335,002 outstanding warrants issued on 8 December 2015 of which up to 41,005 warrants have been issued to our CEO, up to 28,797 warrants have been issued to our CFO and up to 265,200 warrants have been issued to other employees (the December 2015 warrant program). The award of warrants under the December 2015 warrant program will result in consequential amendments to our articles of association to reflect any subscription of the new warrants.

Phantom Share Programs

        In 2013, we established a three-year phantom share program (2014-2017 program) under which all employees in the group receive up to six phantom shares free of charge for each month of employment during the period from January 1, 2014 to December 31, 2016. The phantom shares are granted at the end of each month conditioned upon continued employment at the date of grant. Each employee who is a full-time employee during the term of the program will be eligible to receive a maximum of 216 phantom shares. Part-time employees will receive a pro rata number of phantom shares. Each phantom share entitles the holder to a cash payment in January 2017, calculated as the difference between (i) the average share price for the Company's share in a period of 15 business days prior to the establishment of the phantom share program plus a 15% premium (the exercise price) and (ii) the average closing price on Nasdaq Copenhagen of our shares during a period of 10 business days before January 16, 2017. However, payment is conditional upon the difference between the exercise price and the average closing price being at least 10%.

        In 2014, we established a three-year phantom share program (2015-2018 program) under which all employees in the group receive up to six phantom shares free of charge for each month of employment during the period from January 1, 2015 to December 31, 2017. The phantom shares are granted at the end of each month conditional upon continued employment at the date of grant. Each employee who is a full-time employee during the term of the program will be eligible to receive a maximum of 216 phantom shares. Part-time employees will receive a pro rata number of phantom shares. Each phantom share entitles the holder to a cash payment in January 2018, calculated as the difference between (i) the average closing price on Nasdaq Copenhagen of our shares in the period 15 trading days prior to November 13, 2014 plus 15% (the exercise price) and (ii) the average closing price on Nasdaq Copenhagen of our shares during a period of 10 trading days before January 15, 2018. However, payment is conditional upon the difference between the exercise price and the average closing price being at least DKK 5 ($1).

        In 2015, we established a three-year phantom share program (2016-2019 program) under which all employees in the group receive up to six phantom shares free of charge for each month of employment during the period from January 1, 2016 to December 31, 2018. The phantom shares are granted at the end of each month conditional upon continued employment at the date of grant. Each employee who is a full-time employee during the term of the program will be eligible to receive a maximum of 216 phantom shares. Part-time employees will receive a pro rata number of phantom shares. The exercise price is DKK 366.85 and has been established as the average share price for the Company's share in a period of 15 business days prior to the establishment of the phantom share program plus a 15% premium. The phantom shares may be exercised in January 2019, only if the Company's share price by then exceeds the exercise price by at least DKK 5. In that case, each employee in the program will receive a cash bonus per phantom share equivalent to DKK 1 per point the share price of the Company's shares exceeds the exercise price.

        All of our phantom share programs include provisions allowing for an earlier settlement of the phantom shares in the event of inter alia a change of control in the company, a merger or demerger of the company or the company's delisting. Moreover, both phantom share programs include provisions allowing for adjustments in the terms of the phantom shares if our capital structure is changed.

        The awarded phantom shares and phantom shares expected to be awarded under the phantom share programs described above are as follows:

2014 - 2017 program	Exercise Price (DKK)	CEO (number)	CFO (number)	Other employees (number)	Total
Total number of awarded phantom shares as of September 30, 2015	96.5	126	126	51,342	51,594
Expected maximum number of phantom shares per December 31, 2016	96.5	216	216	87,462	87,894

2015 - 2018 program	Exercise Price (DKK)	CEO (number)	CFO (number)	Other employees (number)	Total
Total number of awarded phantom shares as of September 30, 2015	212.25	54	54	21,954	22,062
Expected maximum number of phantom shares per December 31, 2017	212.25	216	216	87,832	88,264

2016 - 2019 program	Exercise Price (DKK)	CEO (number)	CFO (number)	Other employees (number)	Total
Total number of awarded phantom shares as of September 30, 2015	366.85	0	0	0	0
Expected maximum number of phantom shares per December 31, 2018	366.85	216	216	88,128	88,560

Insurance and Indemnification

        According to the Danish Companies Act, the general meeting is allowed to discharge our board members and members of our executive management from liability for any particular financial year based on a resolution relating to the period covered by the financial statement for the previous financial year. This discharge means that the general meeting will relieve such board members and members of our executive management from liability to our company. However, the general meeting cannot discharge any claims by individual shareholders or other third parties.

        Additionally, we intend to enter into agreements with our board members and members of our executive management pursuant to which, subject to limited exceptions, we will agree to indemnify such board members and members of our executive management from civil liability, including: (i) any reasonably incurred damages or fines payable by them as a result of an act or failure to act in the exercise of their duties performed before or after the date of the indemnification agreement; (ii) any reasonable costs of conducting a defense against a claim; and (iii) any reasonable costs of appearing in other legal proceedings in which such individuals are involved as current or former board members or members of our executive management.

        There is a risk that such agreements will be deemed void under Danish law, either because the agreements are deemed contrary to the rules on discharge of liability in the Danish Companies Act (in Danish: Selskabsloven) as set forth above, because the agreements are deemed contrary to sections 19 and 23 of the Danish Liability and Compensation Act (in Danish: Erstatningansvarsloven), which contain mandatory provisions on recourse claims between an employee (including members of our executive management) and the company, or because the agreements are deemed contrary to the general provisions of the Danish Contracts Act (in Danish: Aftaleloven).

        In addition to such indemnification, we provide our board members and executive management with directors' and officers' liability insurance.

        Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to board members and executive management or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreement with Reiner Laus

        In December 2009, we obtained full ownership of our subsidiary, Bavarian Nordic Inc. (f/k/a BN Immuno Therapeutics Inc.), a Delaware corporation, or BNI, by purchasing shares in BNI from the chief executive officer and president of BNI, Reiner Laus, who was also our executive vice president at the time. The consideration to Mr. Laus was paid in part in our shares and in part with a number of future milestone payments that are triggered upon the successful completion of a number of pre-defined development milestones. The total remaining consideration to Mr. Laus amounts to a maximum of $4 million (DKK 25 million), of which up to $3 million (DKK 20 million) may be paid in shares. A separate agreement regarding cancellation of certain contractual rights regarding BNI entitles Mr. Laus to a maximum consideration of $5 million (DKK 35 million) upon successful achievement of certain pre-defined milestones.

Employment Agreement and Warrant Grants

        We have entered into employment agreements with, and issued warrants to, the members of our executive management. See "Management—Compensation" and "Management—Warrant Incentive Program" for more information.

Indemnification Agreements

        We intend to enter into indemnification agreements with our board members and the members of our executive management. See "Management—Insurance and Indemnification" for a description of these indemnification agreements.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information relating to the beneficial ownership of our shares as of September 30, 2015 by:

  ▪
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares;

  ▪
  each of our board members;

  ▪
  our board member nominee; and

  ▪
  each member of our executive management.

        The number of shares beneficially owned by each entity, person, member of or nominee to our board of directors or executive management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of September 30, 2015 through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

        The percentage of shares beneficially owned is computed on the basis of 27,834,374 shares outstanding as of September 30, 2015, and excludes 185,297 shares issued upon the exercise of outstanding warrants on November 16, 2015. Shares for which a person has the right to subscribe within 60 days of September 30, 2015, including 185,297 outstanding warrants exercised on November 16, 2015, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for shares which are subject to outstanding warrants and vested within 60 days of September 30, 2015, although such warrants may only be exercised in two annual exercise periods. See "Description of Share Capital—Our Warrants—Exercise Periods" for more information. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Bavarian Nordic A/S, at Hejreskovvej 10A, DK-3490 Kvistgaard, Denmark.

	Beneficial Ownership Prior to this Offering						Beneficial Ownership After this Offering
			Number of Warrants Exercisable Within 60 Days		Fully Diluted Number of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned					Fully Diluted Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Shareholders
ATP, Denmark(1)	2,158,683		—		2,902,592	9.6%
Board Members, Board Member Nominee and Executive Management
Anders Gersel Pedersen	500		5,000		5,500	*	5,500
Claus Braestrup	6,385		5,000		11,385	*	11,385
Erik Gregers Hansen(2)	19,000	(4)	10,000	(5)	29,000	*	29,000
Frank Verwiel
Gerard van Odijk	4,000		10,000		14,000	*	14,000
Ole Larsen	6,000		25,000		31,000	*	31,000
Peter Kürstein(3)	6,665		5,000		11,665	*	11,665
Paul Chaplin	26,800		25,000		51,800	*	51,800
All board members, board member nominee and executive management as a group (8 persons)	69,350	(4)	85,000	(5)	154,350	*	154,350

*
Indicates beneficial ownership of less than 1% of the total shares outstanding.
(1)
The address of ATP Group, Denmark is Kongens Vaenge 8, DK-3400 Hillerød, Denmark. ATP Group does not have different voting rights from other shareholders.
(2)
Includes 5,000 shares owned by a private limited company in which Kirsten Reinholdt Hansen, the wife of Mr. Hansen, is the chief executive officer. Mr. Hansen owns one-third of the shares of said company.
(3)
Includes 6,250 shares owned by a private limited company fully owned by Mr. Kürstein and 415 shares owned by Frants Kürstein, the son of Mr. Kürstein.
(4)
Excludes 10,000 shares subscribed for by Mr. Hansen upon the exercise of outstanding warrants on November 16, 2015.
(5)
Includes 10,000 outstanding warrants exercised by Mr. Hansen on November 16, 2015.

        As of September 30, 2015, there were 27,089 holders of record entered in our share register, of which 152 were U.S. residents, holding 15.41% of our outstanding shares. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

 DESCRIPTION OF SHARE CAPITAL

Introduction

        Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our articles of association and relevant provisions of the Danish Companies Act. The summary includes certain references to and descriptions of material provisions of our articles of association to be effective in connection with the consummation of this offering and Danish law in force as of the date of this prospectus. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our articles of association and applicable Danish law. Further, please note that as an American Depositary Share, or ADS, holder you will not be treated as one of our shareholders and will not have any shareholder rights.

General

        Our company was incorporated on July 1, 1992 as a private limited liability company (in Danish: Anpartsselskab, or ApS) under Danish law and is registered with the Danish Business Authority (in Danish: Erhvervsstyrelsen) in Copenhagen, Denmark under registration number (CVR) no. 16271187. On September 3, 1994, our company was converted into a public limited liability company (in Danish: Aktieselskab, or A/S). Our company's headquarters and registered office is Hejreskovvej 10A, DK-3490 Kvistgaard, Denmark and our telephone number is +45 33 26 83 83. Our website address is www.bavarian-nordic.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only.

Development of the Share Capital

        As of September 30, 2015 our registered, issued and outstanding share capital was DKK 278,343,740 distributed on 27,834,374 shares of nominal value DKK 10 each, and excludes (i) 185,297 shares issued upon the exercise of outstanding warrants on November 16, 2015 with gross proceeds to our Company amounting to DKK 10.75 million and (ii) up to 1,624,605 shares that may be issued upon the exercise of outstanding warrants. For a description of the terms of our outstanding warrants, see "—Warrant Incentive Program." The development of our share capital since our inception is set forth in the table below, excluding 185,297 shares issued upon the exercise of outstanding warrants on November 16, 2015.

	Capital increase, no. of shares	Gross proceeds, DKKm	Share capital, no. of shares	Issued share DKK capital
Share capital at December 31, 2005			5,797,055	57,970,550
2006
Capital increase, March 2006 at a price of DKK 410 per share (private placement)	579,125	237.4	6,376,180	63,761,800
2007
Capital increase, February 2007 at a price of DKK 365 per share (1:5 rights issue)	1,275,236	465.5	7,651,416	76,514,160
Capital increase, May 2007 at a price of DKK 283 per share (exercise of employee warrants)	155,603	44.0	7,807,019	78,070,190
Capital increase, May 2007 at a price of DKK 437 per share (exercise of employee warrants)	8,549	3.7	7,815,568	78,155,680
2009
Non-cash contribution, November 2009 (payment of minority interests in BNIT)	136,177		7,951,745	79,517,450

	Capital increase, no. of shares	Gross proceeds, DKKm	Share capital, no. of shares	Issued share DKK capital
2010
Capital increase, February 2010 at a price of DKK 80 per share (1:2 rights issue)	3,960,307	316.8	11,912,052	119,120,520
Capital increase, November 2010 at a price of DKK 195 per share (private placement)	1,050,000	204.8	12,962,052	129,620,520
2011
Capital increase, May 2011 at a price of DKK 54 per share (1:1 rights issue)	12,918,593	697.6	25,880,645	258,806,450
Debt conversion, November 2011 at a price of DKK 38,65 per share (U.S. employee program)	213,716		26,094,361	260,943,610
2014
Capital increase, May 2014 at a price of DKK 114 per share (exercise of employee warrants)	18,502	2.1	26,112,863	261,128,630
Capital increase, October 2014 at a price of DKK 188,44 per share (private placement)	1,331,984	250.9	27,444,847	274,448,470
Capital increase, November 2014 at a price of DKK 54,1 per share (exercise of employee warrants)	121,750	6.6	27,566,597	275,665,970
Capital increase, November 2014 at a price of DKK 54,1 per share (exercise of employee warrants)	104,650	5.7	27,671,247	276,712,470
2015
Capital increase, March 2015 at a price of DKK 194 per share (exercise of employee warrants)	39,203	7.6	27,710,450	277,104,500
Capital increase, March 2015 at a price of DKK 192 per share (exercise of employee warrants)	21,543	4.1	27,731,993	277,319,930
Capital increase, May 2015 at a price of DKK 54,1 per share (exercise of employee warrants)	80,000	4.3	27,811,993	278,119,930
Capital increase, September 2015 at a price of DKK 194 per share (exercise of employee warrants)	3,881	0.8	27,815,874	278,158,740
Capital increase, September 2015 at a price of DKK 54 per share (exercise of employee warrants)	18,500	1	27,834,374	278,343,740

Authorizations to our Board of Directors

        Our board of directors is authorized to increase the share capital as follows:

  ▪
  For the period ending on June 30, 2016, our board of directors is authorized to increase our share capital in one or more issues with a total of nominal value DKK 27.7 million (2,770,000 shares) by the subscription of new shares with or without pre-emption rights for up to an aggregate of nominal value DKK 27.7 million. This authorization is being exercised, in whole or in part, in connection with this offering.

  ▪
  For the period ending on December 31, 2016, our board of directors is authorized to issue warrants in one or more portions by resolution of the board of directors. The warrants may be issued to our executive management and our employees or employees of our subsidiaries, including to consultants, for the subscription of shares of a nominal value of up to DKK 6 million (600,000 shares) by cash contribution at a subscription price and on such other terms as our board of directors may determine. The 600,000 shares includes up to

    335,002 outstanding warrants (335,002 shares) issued on 8 December 2015 to our Executive Management and other employees. See the section of this Prospectus entitled "Management—Warrant Incentive Program." As a consequence of the authorization to issue warrants, our board of directors is authorized during the period until April 1, 2020 to increase the share capital by a nominal value of up to DKK 6 million (600,000 shares) in one or more portions by resolution of our board of directors by cash contribution at a subscription price and on such other terms as our board of directors may determine without pre-emption right for the existing shareholders. The remaining share capital that our board of directors is authorized to issue is nominal value DKK 6 million.

  ▪
  For the period ending April 1, 2017, we may in one or more portions by resolution of our board of directors obtain loans in an amount of DKK 150 million ($22,388,059) against issue of convertible notes which give the holder the right to subscribe for our shares without pre-emption rights for existing shareholders. As a consequence of the conversion of the convertible notes, our board of directors is authorized during the period until April 1, 2017 to increase the share capital by a nominal value of up to DKK 26 million in one or more portions by resolution of the board of directors by conversion of the convertible notes and on such other terms as our board of directors may determine without pre-emption rights for existing shareholders.

        The new shares issued according to the authorizations listed above will rank pari passu with our existing shares in accordance with our articles of association, including that the new shares shall be negotiable instruments, shall be registered in the name of the shareholder, shall be entered in our register of shareholders, no restrictions shall apply to the transferability of the new shares, and no shareholder shall be obliged to have his shares redeemed. The new shares will confer on the holders the right to receive dividends and other rights in the company upon registration of the capital increase with the Danish Business Authority (in Danish: Erhvervsstyrelsen).

        Further, our board of directors is authorized on behalf of the Company to acquire its own shares for a total nominal value of up to 10% of our share capital for the time being. The remuneration paid for the shares may not deviate by more than 10% from the bid rate established by Nasdaq Copenhagen at the time of acquisition. The bid rate shall be the closing rate at Nasdaq Copenhagen—all trades at 5:00 PM CET.

Our Shares

        As of September 30, 2015 our registered, issued and outstanding share capital was DKK 278,343,740, and excludes (i) 185,297 shares issued upon the exercise of outstanding warrants on November 16, 2015 and (ii) up to 1,624,605 shares that may be issued upon the exercise of outstanding warrants. For a description of the terms of our outstanding warrants, see "—Warrant Incentive Program." As of September 30, 2015, our share capital consisted of 27,834,374 shares of nominal value DKK 10 each, and excludes (i) 185,297 shares issued upon the exercise of outstanding warrants on November 16, 2015 and (ii) up to 1,624,605 shares that may be issued upon the exercise of outstanding warrants. In connection with this offering, we intend to issue up to             ADSs representing             shares excluding the underwriters' option to purchase up to             additional ADSs. Each ADS will represent             of a share. We have applied to have the ADSs listed on The NASDAQ Global Select Market under the symbol "BAVN." The underlying shares will continue to be listed on Nasdaq Copenhagen under the symbol "BAVA."

        Initial settlement of the ADSs issued in this offering will take place on the consummation date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning ADSs held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the ADSs.

Pre-emptive Rights

        If our shareholders at a general meeting resolve to increase the share capital of the company by a cash contribution, section 162 of the Danish Companies Act will apply. Under that section, shareholders have a pre-emptive right to subscribe for new shares in proportion to their existing shareholdings. However, the pre-emptive right may be derogated from by a majority comprising at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the general meeting, provided the share capital increase takes place at market price or nine-tenths of the votes cast as well as at least nine-tenths of the share capital represented at the general meeting if the share capital increase takes place below market price. Further, the pre-emptive rights may be derogated from by an exercise of the board of directors of a valid authorization in our articles of association, provided that the share capital increase takes place at or above market price.

Shareholders' Register

        We are obligated to maintain a shareholders' register (in Danish: Ejerbog). The owners' register is maintained by Computershare A/S, Kongevejen 418, Øverød, DK-2840 Holte, Denmark, our Danish share registrar and transfer agent. It is mandatory that the shareholders' register is maintained within the European Union and that it is available to public authorities.

        Pursuant to the Danish Companies Act (in Danish: Selskabsloven), public and private limited liability companies are required to register with the Danish Business Authority information regarding shareholders who own at least 5% of the share capital or the voting rights. Pursuant to this provision, we file registrations with the Danish Public Shareholders' Register of the Danish Business Authority. Shareholders that exceed the ownership threshold must notify us and we will subsequently file the information with the Danish Business Authority. Reporting is further required upon reaching thresholds of 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90%, and 100%. This also applies to holders of our ADSs.

Articles of Association and Danish Corporate Law

        With respect to our articles of association, the following should be emphasized:

Objectives

        The objectives for which our company has been established are to carry out research, trade, manufacture and any other related activities, primarily within the pharmaceutical industry. See article 2 of our articles of association.

Summary of Provisions Concerning Members of the Board of Directors and the Executive Management

        Our company shall be managed by a board of directors of three to six members to be elected for one year at a time by the shareholders at the (annual) general meeting. Retiring directors shall be eligible for re-election. Members that are to be elected pursuant to the statutory rules regarding representation of the employees on the board of directors shall be elected as well. The shareholders at the general meeting shall determine the remuneration of the board of directors. See article 17 of the articles of association.

        The proceedings at meetings of our board of directors will be recorded in the minutes to be signed by the attending members. The board of directors shall elect its own chairman and deputy-chairman and may furthermore grant individual or joint powers of procuration. The board of directors shall draw up its own rules of procedure governing the performance of its duties. See article 18 of the articles of association.

        We shall be bound by the joint signatures of the chairman of the board of directors and that of either any one member of the executive management or any two members of the board of directors, or by the joint signatures of any two members of the board of directors and a member of the executive management. See article 19 of the articles of association.

Rights and Restrictions in Relation to Existing Shares

        No share shall carry any special rights. See article 7 of the articles of association.

        Each share of nominal value DKK 10 shall carry one vote at general meetings. See article 11 of the articles of association.

        The shares are negotiable instruments and no restrictions shall apply to the transferability of the shares. See article 6 of the articles of association.

        No shareholder shall be obliged to let his shares be redeemed in full or in part by us or by any other party, except as provided in the Danish Companies Act. See article 7 of the articles of association.

        All shares shall be registered in the names of the holders and shall be entered in our shareholders' register. See article 6 of the articles of association. On the annual general meeting held on April 23, 2015, the annual general meeting resolved that shares issued on or after April 23, 2015 may no longer be issued to the bearer. Thus, shares issued before said date may have been issued to the bearer.

Amendments to Our Articles of Association

        All resolutions put to the vote of shareholders at general meetings shall be subject to adoption by a simple majority of votes, unless the Danish Companies Act (in Danish: Selskabsloven) or our articles of association prescribes other requirements. Unless a greater majority or unanimity is required pursuant to Danish legislation, the adoption of resolutions regarding amendment of our articles of association, the dissolution of the company or its merger or amalgamation with another company or business, is subject to such resolution being adopted by not less than 2/3 of all the votes cast as well as of the votes represented at the relevant general meeting. See article 16 of the articles of association.

Notice Convening Annual and Extraordinary General Meetings

        General meetings shall be held in the municipality of our registered office or in the Capital Region of Denmark (in Danish: Region Hovedstaden). General meetings shall be convened by the board of directors giving not less than three weeks' and not more than five weeks' notice. General meetings shall be convened by publication in the IT information system of the Danish Business Authority and on our website. Our board of directors may resolve that notice to convene the general meeting shall be published in a leading newspaper. Furthermore, all shareholders registered in our shareholders' register, who have so requested, shall be convened by letter. The notice shall set out the agenda of the general meeting. The notice shall specify whether any proposal requiring a special majority of votes is to be considered, including the essential contents of such proposal. See article 10 of the articles of association.

        Any shareholder shall be entitled to attend general meetings, provided he or she has requested an admission card from our office not later than three days prior to the relevant meeting. His or her capacity as a shareholder shall be documented by his or her title having been entered in our shareholders' register no later than one week prior to the general meeting or by our having received his or her application for entry of the title in our register of shareholders before this date. The shareholder may attend in person or be represented by proxy, and a shareholder shall be entitled to attend together with an advisor. The attorney must provide a dated instrument of proxy issued to a person who need not be a shareholder in the company. Unless containing a provision to the contrary, instruments of proxy shall be deemed to be in force until revoked in writing by notification to us. However, instruments of proxy issued to our board of directors may not be issued for a period of more than 12 months and may only be issued in respect of a specific general meeting for which the agenda is known in advance. See article 11 of the articles of association.

        Extraordinary general meetings shall be held as directed by the shareholders at the general meeting, the board of directors or an auditor, or upon a written request to the board of directors by shareholders holding not less than one twentieth of the share capital. Shareholder requests must contain a specification of the business to be considered at the general meeting. The general meeting shall be convened not later than 14 days after the appropriate request having reached our board of directors. See article 13 of the articles of association and "Risk Factors—You may not be able to exercise your right to vote the shares underlying your ADSs."

Provisions as to the Level of Equity Investments to be Notified to Us and the Danish Authorities

        Pursuant to section 29 of the Danish Securities Trading Act (in Danish: Værdipapirhandelsloven), shareholders in a company incorporated in Denmark with its shares admitted to trading and official listing are required to immediately (meaning within the same trading day as the transaction) and simultaneously notify the Company and the Danish Financial Supervisory Authority, or FSA, when the shareholder's stake (i) represents 5% or more of the voting rights in the Company or the nominal value of its share capital, and (ii) when a change in a holding already notified implies that the limits of 5%, 10%, 15%, 20%, 25%, 50% or 90% and the limits of one-third and two-thirds of the voting rights or the nominal value are reached or are no longer reached or the change implies that the limits stated in (i) are no longer reached. This duty to notify also applies to anyone, who directly or indirectly holds (a) financial instruments that afford the holder a right to purchase existing shares, e.g., share options; and/or (b) financial instruments based on existing shares and with an economic effect equal to that of the financial instruments mentioned under (a), regardless of them not affording the right to purchase existing shares, e.g., our ADSs or, under the circumstances, cash-settled derivatives linked to the value of our shares or ADSs. Holding these kinds of financial instruments counts towards the thresholds mentioned above and may thus trigger a duty to notify by themselves or when accumulated with a holding of shares or ADSs. The notifications must comply with the requirements for the contents thereof set out in sections 16 and 17 of the Danish executive order on major shareholders (in Danish: Storaktionærbekendtgørelsen), including the identity of the shareholder and the date when a limit is reached or no longer reached. Failure to comply with the duties of disclosure is punishable by fine or suspension of voting rights in instances of gross or repeated non-compliance. The FSA will in certain cases publish information concerning sanctions imposed, including, as a general rule, the name of the shareholder in question, as a consequence of non-compliance with the above rules. When we receive such notification, we must publish its contents as soon as possible. Furthermore, the general duty of notification pursuant to the Danish Companies Act applies, which implies that shareholders must notify the Company when the limit of 100% of the voting rights or nominal value of the shares is reached or no longer reached. This also applies to holders of our ADSs.

Danish Rules Intended to Prevent Market Abuse, Such as Insider Trading, Tipping and Market Manipulation

        Part 10 of the Danish Securities Trading Act, which purpose is to prevent market abuse, apply to us and dealings concerning our shares and will likewise apply to our ADSs. As we prior to our application for the listing of ADSs on The NASDAQ Global Select Market already are subject to Danish and U.S. securities laws, we intend to revise our internal code on possession and handling of inside information and with respect to our board of directors', executive management's and employees' dealings in our shares or in financial instruments the value of which is determined by the value of our shares so that it also covers our ADSs. Furthermore, we have drawn up a list of those persons working for us who could have access to inside information on a regular or incidental basis and have informed such persons of the rules on insider trading and market manipulation, including the sanctions, which can be imposed in the event of a violation of those rules. As of 3 July 2016 EU Regulation No 596/2014 on market abuse, will enter into force, and Part 10 of the Danish Securities Trading Act will likely be repealed, and replaced by the provisions found in EU Regulation No 596/2014.

The EU Short Selling Regulation (EU Regulation 236/2012) Includes Certain Notification Requirements in connection with Short Selling of Shares Admitted to Trading on a Trading Venue (including Nasdaq Copenhagen) and Securities or Derivatives that Relate to Such Shares (including the ADSs).

        When a natural or legal person reaches or falls below a net, short position of 0.2% of the issued share capital of a company that has shares admitted to trading on a trading venue, such person shall notify the relevant competent authority, which in Denmark is the Danish FSA. The obligation to notify, moreover, applies in each case where the short position reaches 0.1% above the 0.2% threshold. In addition, when a natural or legal person reaches or falls below a net short position of 0.5% of the issued share capital of a company that has shares admitted to trading on a trading venue and each 0.1% above that, such person shall make a public announcement of its net short position.

Limitation on Liability

        Under Danish law, members of the board of directors or executive management may be held liable for damages in the event that loss is caused due to their negligence. They may be held jointly and severally liable for damages to the company and to third parties for acting in violation of the articles of association and Danish law.

Comparison of Danish Corporate Law and Our Articles of Association and Delaware Corporate Law

        The following comparison between Danish corporate law, which applies to us, and Delaware corporate law, the law under which many publicly listed companies in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. This summary is subject to Danish law, including the Danish Companies Act, and Delaware corporate law, including the Delaware General Corporation Law. Further, please note that as an ADS holder you will not be treated as one of our shareholders and will not have any shareholder rights.

Duties of Board Members

        Denmark.    Public limited liability companies in Denmark are usually subject to a two-tier governance structure with the board of directors having the ultimate responsibility for the overall supervision and strategic management of the company in question and with an executive management being responsible for the day-to-day operations. Each board member and member of the executive board/management is under a fiduciary duty to act in the interest of the company, but shall also take into account the interests of the creditors and the shareholders. Under Danish law, the members of the board of directors and executive management of a limited liability company are liable for losses caused by negligence whether shareholders, creditors or the company itself suffers such losses. They may also be liable for wrongful information given in the annual financial statements or any other public announcements from the company. An investor suing for damages is required to prove its claim with regard to negligence and causation. Danish courts, when assessing negligence, have been reluctant to impose liability unless the directors and officers neglected clear and specific duties. This is also the case when it comes to liability with regard to public offerings or liability with regard to any other public information issued by the company.

        Delaware.    The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Terms of the Members of Our Board of Directors

        Denmark.    Under Danish law, the members of the board of directors of a limited liability company are generally appointed for an individual term of one year. There is no limit on the number of consecutive terms the board members may serve. Pursuant to our articles of association, our board members are appointed by the general meeting of shareholders for a term of one year and are eligible for re-election. Election of board members is, according to our articles of association, an item that shall be included on the agenda for the annual general meeting.

        At the general meeting, shareholders are entitled at all times to dismiss a board member by a simple majority vote.

        Delaware.    The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes, of relatively equal size, with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a "classified" board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Board Member Vacancies

        Denmark.    Under Danish law, new board members are elected by the shareholders in a general meeting also in the event of vacancies. A general meeting will thus have to be convened in order to fill a vacancy on the board of directors. However, the board of directors may choose to wait to fill vacancies until the next annual general meeting of the company, provided that the number of the remaining board members is more than two. It is only a statutory requirement to convene a general meeting to fill vacancies if the number of remaining members on the board is less than three.

        Delaware.    The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (1) otherwise provided in the certificate of incorporation or bylaws of the corporation or (2) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-Interest Transactions

        Denmark.    Under Danish law, board members may not take part in any matter or decision-making that involves a subject or transaction in relation to which the board member has a conflict of interest with us.

        Delaware.    The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

  ▪
  the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors consent;

  ▪
  the material facts are disclosed as to the director's relationship or interest and a majority of shares entitled to vote thereon consent; or

  ▪
  the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy Voting by Board Members

        Denmark.    In the event that a board member in a Danish limited liability company is unable to participate in a board meeting, the elected alternate, if any, shall be given access to participate in the board meeting. Our board of directors does not have elected alternates. In a Danish limited liability company, unless the board of directors has decided otherwise, or as otherwise is set out in the articles of association, the board member in question may grant a power of attorney to another board member, provided that this is considered safe considering the agenda in question.

        Delaware.    A director of a Delaware corporation may not issue a proxy representing the director's voting rights as a director.

Shareholder Rights

Notice of Meeting

        Denmark.    According to the Danish Companies Act, general meetings in listed limited liability companies shall be convened by the board of directors with a minimum of three weeks' notice and a maximum of five weeks' notice as set forth in the articles of association. A convening notice shall also be forwarded to shareholders recorded in our shareholders' register, who have requested such notification. There are specific requirements as to the information and documentation required to be disclosed in connection with the convening notice.

        Delaware.    Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Voting Rights

        Denmark.    Each share confers the right to cast one vote at the general meeting of shareholders, unless the articles of association provide otherwise. Each holder of shares may cast as many votes as it holds shares. Shares that are held by us or our direct or indirect subsidiaries do not confer the right to vote.

        However, Danish law prevents the depositary from differentiated voting at our general meetings unless our articles of association specifically allow for this, which is currently not the case, meaning that all votes on the shares held by the depositary, including those underlying the ADSs issued in this offering, must be cast either in favor or against any proposal at our general meetings. The depositary will vote all of the shares underlying the ADSs in accordance with the vote of the majority of ADS holders on any given proposal at our general meetings. The majority will be determined based on a simple majority of total votes cast in favor or against a given proposal, excluding abstentions, as set out in the deposit agreement. As a consequence, even if you are able to instruct the depositary to vote the shares underlying your ADSs, we cannot guarantee you that the depositary will vote in accordance with your instructions. The board of directors is committed to using reasonable efforts to work towards removing this restriction at the next general meeting of shareholders. If this restriction is removed, the depositary would be able to vote the shares registered in its name that underlie the ADSs to more closely reflect the votes of the ADS holders.

        Delaware.    Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event can a quorum consist of less than one-third of the shares entitled to vote at a meeting.

        Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder Proposals

        Denmark.    According to the Danish Companies Act, extraordinary general meetings of shareholders will be held whenever our board of directors or our appointed auditor requires. In addition, one or more shareholders representing at least 5% of the registered share capital of the company may, in writing, require that a general meeting be convened. If such a demand is forwarded, the board of directors shall convene the general meeting within two weeks thereafter.

        All shareholders have the right to present proposals for adoption at the annual general meeting, provided that the proposals are forwarded at the latest six weeks prior thereto. In the event that the request is made at a later date, the board of directors decides whether the proposals have been forwarded in due time to be included on the agenda.

        Delaware.    Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting of stockholders. However, if a Delaware corporation is subject to the SEC's proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation's securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by Written Consent

        Denmark.    Under Danish law, it is permissible for shareholders to take action and pass resolutions by written consent in the event of unanimity. However, this will normally not be the case in listed companies and for a listed company, this method of adopting resolutions is generally not feasible.

        Delaware.    Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal Rights

        Denmark.    The concept of appraisal rights does not exist under Danish law, except in connection with statutory redemptions rights according to the Danish Companies Act.

        According to Section 73 of the Danish Companies Act, a minority shareholder may require a majority shareholder that holds more than 90% of the company's registered share capital to redeem his or her shares. Similarly, a majority shareholder holding more than 90% of the company's share capital may, according to Section 70 of the same act, squeeze out the minority shareholders. In the event that the parties cannot agree to the redemption squeeze out price, this shall be determined by an independent evaluator appointed by the court. Additionally, there are specific regulations in Sections 249, 267, 285 and 305 of the Danish Companies Act that require compensation in the event of national or cross-border mergers and demergers. Moreover, shareholders who vote against a cross-border merger or demerger are, according to Sections 286 and 306 of the Danish Companies Act, entitled to have their shares redeemed.

        Delaware.    The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder's shares, in connection with certain mergers and consolidations.

Shareholder Suits

        Denmark.    Under Danish law, only a company itself can bring a civil action against a third party; an individual shareholder does not have the right to bring an action on behalf of a company. However, if shareholders representing at least 10% of the share capital at a general meeting have opposed a decision to grant discharge to a member of our board of directors or our executive management or refrain from bringing law suits against, among other persons, a member of our board of directors or executive management, a shareholder may bring a derivative action on behalf of our Company against, among other persons, a member of our board of directors or executive management. An individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a negligent act directly against such individual shareholder.

        Delaware.    Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of Shares

        Denmark.    Danish limited liability companies may not subscribe for newly issued shares in their own capital. Such company may, however, according to the Danish Companies Act Sections 196-201, acquire fully paid shares of its own company, provided that the board of directors has been authorized to do so by the shareholders at a general meeting. Such authorization can only be given for a maximum period of five years and the authorization shall fix (i) the maximum value of the shares and (ii) the minimum and the highest amount that the company may pay for the shares. Such purchase of shares may generally only be acquired using distributable reserves.

        Delaware.    Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover Provisions

        Denmark.    Under Danish law, it is possible to implement limited protective anti-takeover measures. Such provisions may include, among other things, (i) different share classes with different voting rights and (ii) notification requirements concerning participation in general meetings. We have currently not adopted any such provisions.

        Delaware.    In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

        Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation's voting stock, within three years after the person becomes an interested stockholder, unless:

  ▪
  the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;

  ▪
  after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

  ▪
  after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

        A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

Inspection of Books and Records

        Denmark.    According to Section 150 of the Danish Companies Act, a shareholder may, at the annual general meeting or at a general meeting whose agenda includes such item, request an inspection of the company's books regarding specific issues concerning the management of the company or specific annual reports. If approved by shareholders with a simple majority, one or more investigators are elected. If the proposal is not approved by a simple majority but 25% of the share capital votes in favor of the proposal, then the shareholder can request the court to appoint an investigator.

        Delaware.    Under the Delaware General Corporation Law, any stockholder may inspect certain of the corporation's books and records, for any proper purpose, during the corporation's usual hours of business.

Pre-Emptive Rights

        Denmark.    As a general rule, shareholders of the company are entitled to subscribe for new shares in proportion to their existing shareholdings in the event of a cash increase of the share capital. Such a cash increase of the share capital can be resolved by the general meeting by at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the general meeting.

        However, in the below-mentioned scenarios, the general meeting may resolve to depart from the shareholders' right to proportionate subscription if the following voting requirements are met:

  ▪
  Two-thirds majority requirement: If the new shares issued in connection with the capital increase are subscribed for at market price for the benefit of some of the existing shareholders, the above-mentioned two-thirds majority requirement applies;

  ▪
  Consent requirement: If the new shares issued in connection with the capital increase are subscribed for at a discount for the benefit of some of the existing shareholders, consent from the shareholders who do not get an opportunity to participate in the capital increase must be obtained;

  ▪
  Two-thirds majority requirement: If the new shares issued in connection with the capital increase are subscribed for at market price for the benefit of parties other than the existing shareholders and the employees of the company (i.e., a third-party), the above-mentioned two-thirds majority requirement applies; and

  ▪
  Nine-tenths majority requirement: If the new shares issued in connection with the capital increase are subscribed for at discount for the benefit of parties other than the existing shareholders or the employees of the company, the voting requirement is at least nine-tenths of the votes cast as well as at least nine-tenths of the share capital represented at the general meeting.

        The board of directors may resolve to increase our share capital without pre-emptive subscription rights for existing shareholders pursuant to the authorizations described above under the caption "Authorizations to the Board of Directors."

        Unless future issuances of new shares are registered under the Securities Act or with any authority outside Denmark, U.S. shareholders and shareholders in jurisdictions outside Denmark may be unable to exercise their pre-emptive subscription rights under U.S. securities law.

        Delaware.    Under the Delaware General Corporation Law, stockholders have no pre-emptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

        Denmark.    Under Danish law, the distribution of ordinary and extraordinary dividends requires the approval of a company's shareholders at a company's general meeting. In addition the shareholders may authorize the board of directors to distribute extraordinary dividends. The shareholders may not resolve to the distribution of dividends in excess of the recommendation from the board of directors and we may only pay out dividends from our distributable reserves, which are defined as results from operations carried forward and reserves that are not bound by law after deduction of loss carried forward. It is possible under Danish law to pay out interim dividends. The decision to pay out interim dividends shall be accompanied by a balance sheet, and the board of directors determines whether it will be sufficient to use the statement of financial position from the annual report or if an interim statement of financial position for the period from the annual report period until the interim dividend payment shall be prepared. If interim dividends are paid out later than six months following the end of the financial year for the latest annual report, an interim balance sheet showing that there are sufficient funds shall always be prepared.

        Delaware.    Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

Shareholder Vote on Certain Reorganizations

        Denmark.    Under Danish law, all amendments to the articles of association shall be approved by the general meeting of shareholders with a minimum of two-thirds of the votes cast and two-thirds of the represented share capital. The same applies to solvent liquidations, mergers with the company as the discontinuing entity, mergers with the company as the continuing entity if shares are issued in connection therewith and demergers. Under Danish law, it is debatable whether the shareholders must approve a decision to sell all or virtually all of the company's business/assets.

        Delaware.    Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required. However, under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, unless required by the certificate of incorporation, if (1) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (2) the shares of stock of the surviving corporation are not changed in the merger and (3) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation's common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Amendments to Governing Documents

        Denmark.    All resolutions made by the general meeting may be adopted by a simple majority of the votes, subject only to the mandatory provisions of the Danish Companies Act and the articles of association. Resolutions concerning all amendments to the articles of association must be passed by two-thirds of the votes cast as well as two-thirds of the share capital represented at the general meeting. Certain resolutions, which limit a shareholder's ownership or voting rights, are subject to approval by a nine-tenth majority of the votes cast and the share capital represented at the general meeting. Decisions to impose any or increase any obligations of the shareholders towards the company require unanimity.

        Delaware.    Under the Delaware General Corporation Law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

Transfer Agent and Registrar

        The transfer agent and registrar for our shares is Computershare A/S, Kongevejen 418, Øverød, DK-2840 Holte, Denmark. Deutsche Bank Trust Company Americas will serve as the depositary for our ADSs.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        Deutsche Bank Trust Company Americas, as depositary, will register and deliver our ADSs. Each ADS will represent           of a share (or a right to receive one           of an ordinary share) deposited with Danske Bank A/S, or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the deposited shares. The depositary's corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, New York 10005, USA. The depositary's principal executive office is located at 60 Wall Street, New York, New York 10005, USA.

        You may hold ADSs either: (1) directly (a) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by having ADSs registered in your name in the Direct Registration System; or DRS, or (2) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        The DRS is a system administered by the DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. ADSs will be issued through DRS unless you specifically request certificated ADRs.

        As an ADS holder, you will not be treated as one of our shareholders and you will not have shareholder rights. Danish law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        We currently maintain a Level 1 American Depositary Receipt program in the United States sponsored by the depositary, through which our outstanding ADSs are traded over-the-counter in the United States under the symbol "BVNRY." As of December 30, 2015, the depositary has informed us that there were 31,417 ADSs outstanding. Upon approval (if granted) of our application to list the ADSs offered hereby on The NASDAQ Global Select Market, the outstanding ADSs will also be uplisted to The NASDAQ Global Select Market, and will thereafter trade alongside the ADSs offered hereby under the symbol "BAVN" upon commencement of trading on The NASDAQ Global Select Market, which is anticipated to commence at the opening of such exchange immediately following the pricing of this offering.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents see the section of this Prospectus titled "Where You Can Find Additional Information."

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay you the cash dividends, share distributions or the proceeds of other distributions it or the custodian receives on shares, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

        Cash.    After completion of this offering, we do not expect to declare or pay any cash dividends or cash distributions on our shares for the foreseeable future. The depositary will convert any cash dividend or other cash distribution we pay on the shares or any net proceeds from the sale of any shares, rights, securities or other entitlements in any foreign currency, including Danish kroner, into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States. If that is not practical or lawful or if any government approval is needed and is denied or is not obtainable at a reasonable cost and within a reasonable period, the deposit agreement allows the depositary to distribute the foreign currency to the ADS holders or to hold the foreign currency for the account of the ADS holders, in which case it will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary that must be paid, will be deducted. See "Certain Material U.S. Federal Income Tax Considerations" and "Certain Material Danish Tax Considerations." The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

        Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will, to the extent permissible by law, also represent the new shares. The depositary may also sell all or a portion of the shares that it has not distributed, and distribute the net proceeds in the same way as it does with cash. In addition, the depositary may sell all or a portion of the distributed shares sufficient to pay its fees and expenses and any taxes and governmental charges in connection with that distribution.

        Elective Distributions in Cash or Shares.    If we offer holders of our shares the option to receive dividends in either cash or shares, the depositary will make the distribution to ADS holders pro rata in the manner that we indicate is the default option for shareholders who fail to make such an election.

        Rights to Purchase Additional Shares.    If we offer holders of our shares any rights to subscribe for additional shares or any other rights, the depositary may, if it determines it is lawful and reasonably practicable to do so, endeavour to sell the rights and distribute the proceeds in the same way as it does with cash distributions. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

        The depositary may sell a portion of the distributed rights sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

        Other Distributions.    The depositary will endeavor to sell any other property delivered by us to our shareholders, and distribute the net proceeds to ADS holders, in the same way as it does with cash. If the depositary is unable to sell what we distributed, it may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration. In addition, the depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses and any taxes and governmental charges in connection with that distribution.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, and delivery of any required endorsements, certifications or other instruments of transfer required by the depositary, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs at the depositary's principal office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will transfer and deliver the shares and any other deposited securities underlying the ADSs to you or a person designated by you at the office of the custodian or through a book-entry delivery. Alternatively, at your request, risk and expense, the depositary will transfer and deliver the deposited securities at its principal office, to the extent permitted by law. If you withdraw the deposited securities underlying the ADSs, you will not be eligible to re-convert such securities into ADSs.

How can ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADRs to the depositary for the purpose of exchanging your ADRs for uncertificated ADSs. The depositary will cancel the ADRs and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        ADS holders may only exercise voting rights with respect to the shares represented by the underlying ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the shares underlying the ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs, or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. To the extent permitted by applicable law and as permitted by the depositary, a temporary registration entails that you will be treated as having requested a temporary individual registration in the share register only with effect for the general meeting in question. The temporary registration will be deleted from the share register immediately after the general meeting. A temporary registration will entail that you may attend and vote at the general meeting in question, or appoint the depositary as a proxy to vote on your behalf thereat. Such withdrawal or temporary registration procedure would be necessary for you to vote the shares underlying your ADSs at our 2016 annual general meeting.

        Absent withdrawal or, to the extent permitted by applicable law and as permitted by the depositary, temporary registration and proxy, Danish law prevents the depositary from differentiated voting at our general meetings unless our articles of association specifically allow for this, which is currently not the case, meaning that all votes on the shares held by the depositary, including those underlying the ADSs issued in this offering, would need to be cast either in favor of or against any proposal at our general meetings, if such shares are voted at all. Our board of directors is committed to using reasonable efforts to work towards removing this restriction at our 2016 annual general meeting. If this restriction is removed, the depositary would be able to vote the shares registered in its name that underlie the ADSs to more closely reflect the votes of the ADS holders, thereby effectively permitting pass-through voting by ADS holders who indicate their voting preference to the depositary in accordance with and subject to the depositary's procedures.

        Thereafter, you may instruct the depositary to vote the number of whole deposited shares or other deposited securities your ADSs represent. If we ask for your instructions and upon timely notice from us as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you by regular, ordinary mail delivery, or by electronic transmission. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, and subject to applicable law and the provisions of the deposit agreement, the deposited securities and our constituent documents, to vote or to cause its custodian to vote the shares or other deposited securities as instructed by ADS holders.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner in which such vote is cast or the effect of any such vote. This means that you may not be able to exercise your right to vote and you may have no recourse if the shares underlying your ADSs are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

What fees and expenses will you be responsible for paying?

        As an ADS holder, you will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

▪

to any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to $0.05 per ADS issued
▪ to any person surrendering ADSs for withdrawal of deposited securities, including, inter alia, cash distributions made pursuant to a cancellation or withdrawal	Up to $0.05 per ADS cancelled
▪ distribution of cash dividends	Up to $0.05 per ADS held
▪ distribution of cash proceeds, including proceeds from the sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal	Up to $0.05 per ADS held
▪ distribution of ADSs pursuant to exercise of rights	Up to $0.05 per ADS held
▪ depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

        In addition, ADS holders, beneficial owners of ADSs, persons depositing shares and persons surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following charges:

  ▪
  taxes (including applicable interest and penalties) and other governmental charges;

  ▪
  such registration fees as may from time to time be in effect for the registration of shares or other deposited securities with our share registrar and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

  ▪
  such cable, telex , facsimile and electronic transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing shares or ADS holders and beneficial owners of ADSs;

  ▪
  the expenses and charges incurred by the depositary in the conversion of foreign currency;

  ▪
  such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs;

  ▪
  the fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

  ▪
  any additional fees, charges, costs or expenses that may be incurred from time to time by the depositary and/or any of the depositary's agents, including the custodian, and/or agents of the depositary's agents in connection with the servicing of shares, deposited securities and/or ADSs (such fees, charges, costs or expenses to be assessed against ADS holders of record as at the date or dates set by the depositary as it sees fit and collected at the sole discretion of the depositary by billing such ADS holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions).

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends or rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs registered in your name to reflect the sale and pay you any net proceeds, or send you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes and additions to tax (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for or by you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

        The depositary is under no obligation to provide the holders and beneficial owners of ADSs with any information about the tax status of our company and shall not incur any liability for any tax consequences that may be incurred by holders and beneficial owners on account of their ownership of the ADSs, including, without limitation, tax consequences resulting from our company (or any of our subsidiaries) being treated as a "Passive Foreign Investment Company" (as defined in the U.S. Internal Revenue Code and the regulations issued thereunder) or otherwise.

Reclassifications, Recapitalizations and Mergers

        Upon any change in our par value, split-up, subdivision cancellation, consolidation or any other reclassification of our shares, or upon any recapitalization, reorganization, merger, amalgamation or consolidation or sale of assets affecting us or to which we otherwise are a party, any securities which shall be received by the depositary or a custodian in exchange for, or in conversion of or replacement or otherwise in respect of, our shares shall, to the extent permitted by law, be treated as new deposited securities under the deposit agreement, and the ADRs shall, subject to the provisions of the deposit agreement and applicable law, evidence ADSs representing the right to receive such additional securities. Alternatively, the depositary may, with our approval, which approval shall not be unreasonably withheld, and shall, if we shall so request, subject to the terms of the deposit agreement and receipt of an opinion of our counsel satisfactory to the depositary that such distributions are not in violation of any applicable laws or regulations, execute and deliver additional ADRs as in the case of a stock dividend on our shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs, in either case, as well as in the event of newly deposited shares, with necessary modifications to the form of ADR specifically describing such new deposited securities and/or corporate change. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all ADS holders, the depositary may, with our approval, which approval shall not be unreasonably withheld, and shall if we request, subject to receipt of an opinion from our counsel satisfactory to the depositary that such distributions are not in violation of any applicable laws or regulations, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales (net of fees and charges of, and expenses incurred by, the depositary and taxes and governmental charges) for the account of the ADS holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such ADS holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to the deposit agreement. In accordance with the provisions of the deposit agreement, neither we nor the depositary are responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to ADS holders in general or any ADS holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges, charges in connection with foreign exchange control regulations, delivery charges or similar items, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 90 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing a notice of termination to us and the ADS holders if 90 days have passed since the depositary told us it wants to resign or since we notified the depositary that it is being removed, but a successor depositary has not been appointed and accepted its appointment. In either such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement, but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination, we will have no obligations under the deposit agreement except for our obligations to the depositary.

Books of the Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of the business of our company or matters relating to the ADSs or the deposit agreement.

        The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

        These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary and its directors, officers, affiliates, employees and agents. We and the depositary and each of our and their respective directors, officers, affiliates, employees and agents:

  ▪
  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct; and

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  have no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADRs or the deposit agreement, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expenses (including fees and disbursements of counsel) and liabilities be furnished as often as may be required (and no custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the custodian being solely to the depositary).

        We and the depositary, each of our and the depositary's controlling persons and agents, and the custodian may rely and shall be protected in acting upon any written notice, request, opinion or other document believed by it to be genuine and to have been signed or presented by the proper party.

        In addition, we, the depositary and the custodian are not liable to ADS holders, beneficial owners of ADSs or any third parties:

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  if any of us is prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement or the ADRs, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Kingdom of Denmark or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraints or by reason of any provision, present or future of our constituent documents or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond our or their control, including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure;

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  by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our constituent documents or provisions of or governing deposited securities;

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  for the inability of any holder of ADSs to benefit from any distribution, offering, right or other benefit which is made available to holders of deposited securities but is not made available to holders of ADSs under the terms of the deposit agreement;

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  for any action or inaction of us, the depositary or the custodian or their respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADS holder, any beneficial owner of ADSs or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information; or

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  for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement or otherwise.

        Neither we, the depositary or the custodian are liable for the failure by any ADS holder or beneficial owner to obtain the benefits of credits on the basis of non-U.S. tax paid against such ADS holder's or beneficial owner's income tax liability. The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast, provided that any such action or omission is in good faith, or the effect of any vote, or any failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, shares or deposited securities. The depositary and its agents shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary. The depositary and its directors, officers, employees, agents and affiliates shall not be liable for any indirect, special, punitive or consequential damages to us the holders or beneficial owners of ADSs or any other person.

        In addition, the deposit agreement provides that each party to the deposit agreement, including each holder, beneficial owner and holder of interests in the ADRs, irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

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  payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

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  satisfactory proof of the identity and genuineness of any signature or any other matter contemplated in the deposit agreement; and

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  compliance with applicable laws and governmental regulations, and such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

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  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our shares;

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  when you owe money to pay fees, taxes and similar charges;

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  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities; or

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  other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to the depositary.

        The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made (a) represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver such shares or ADSs to the depositary or the custodian, as the case may be, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate; (2) the pre-release is fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; (3) the depositary must be able to close out the pre-release on not more than five business days' notice; and (4) the pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

        The deposit agreement provides that, to the extent available by the depositary, ADSs shall be evidenced by ADRs issued through DRS/Profile unless certificated ADRs are specifically requested by the ADS holder. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs and such ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder, notwithstanding any requirements under the Uniform Commercial Code.

Shareholder Communications; Inspection of Register of Holders of ADSs; ADS Holder Information

        The depositary will make available for your inspection during normal business hours at its principal office all reports and communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

        Our shares are admitted to trading and official listing on Nasdaq Copenhagen and our ADSs have been, until shortly before the consummation of this offering, traded in the over-the-counter market in the United States. Future sales of our shares or ADSs, including shares issued upon the exercise of outstanding warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our ADSs to fall or impair our ability to raise equity capital in the future.

        Based on the number of shares outstanding as of September 30, 2015 and assuming (1) no exercise of the underwriters' option to purchase additional ADSs and (2) no exercise of any of our other outstanding warrants, we will have outstanding an aggregate of             shares. All of our outstanding shares are freely tradeable on Nasdaq Copenhagen, all of the        ADSs to be sold in this offering (representing       shares) and any ADSs sold upon exercise of the underwriters' option to purchase additional ADSs, will be freely tradeable in the U.S. public market without restriction or further registration under the Securities Act, unless the ADSs are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act (subject, in each case, to the terms of the lock-up agreements referred to below, as applicable). The number of ADSs available for sale immediately after this offering will be the number sold in this offering plus the number of ADSs available prior to this offering (reflecting any split or combination effected in conjunction with this offering) less any ADSs held by our directors and officers, who will be subject to lockup agreements for 90 days after the date of this prospectus.

Lock-Up Agreements

        In connection with this offering, we, our board members and our executive management have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our or their ADSs, shares or securities convertible into or exchangeable for ADSs or shares during the period from the date of the lock-up agreement continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See "Underwriting—Lock-up Agreements." Following the lock-up periods set forth in the agreements described above, and assuming that the underwriters do not release any parties from these agreements, all of the ADSs and shares that are held by our "affiliates" as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

        Rule 144 provides an exemption from the registration requirements of the Securities Act for restricted securities and securities held by certain affiliates of an issuer being sold in the United States, to U.S. persons or through U.S. securities markets. In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are required to be aggregated) who is not deemed to have been one of our "affiliates" for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our "affiliates," is entitled to sell such securities in the U.S. public market (subject to the lock-up agreements referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the securities proposed to be sold for at least one year, including the holding period of any prior owner other than "affiliates," then such person is entitled to sell such securities in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our "affiliates," as defined in Rule 144, who have beneficially owned the securities proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those securities that does not exceed the greater of:

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  1% of the number of ADSs then outstanding, which will equal approximately              immediately after this offering; or

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  the average weekly trading volume of our ADSs on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Such sales under Rule 144 by our "affiliates" or persons selling ADSs on behalf of our "affiliates" are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of the ADSs pursuant to this offering and that will hold such ADSs as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

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  banks, financial institutions or insurance companies;

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  brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

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  tax-exempt entities or organizations, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the Code (as defined below), respectively;

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  real estate investment trusts, regulated investment companies or grantor trusts;

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  persons that hold the ADSs as part of a "hedging," "integrated," "wash sale" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

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  partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the ADSs through such an entity;

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  S corporations;

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  certain former citizens or long-term residents of the United States;

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  persons that received ADSs as compensation for the performance of services;

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  persons acquiring ADSs in connection with a trade or business conducted outside of the United States;

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  holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ADSs and shares; and

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  holders that have a "functional currency" other than the U.S. dollar.

        Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.

        This description is based on the U.S. Internal Revenue Code of 1986, as amended or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service or the IRS, will not take a position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs that is contrary to the tax treatment described herein or that such a position would not be sustained by a court.

        For the purposes of this summary, a "U.S. holder" is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

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  an individual who is a citizen or resident of the United States;

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  a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or if such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of the ADSs in its particular circumstances.

        Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

        Distributions.    Subject to the discussion under "Passive Foreign Investment Company Considerations" below, the gross amount of any distribution (including any amounts withheld in respect of foreign tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder's pro rata share of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder's adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a "qualified foreign corporation" and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a passive foreign investment company, or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are expected to be listed on The NASDAQ Global Select Market, which is an established securities market in the

United States, and we expect the ADSs to be readily tradable on The NASDAQ Global Select Market. There can be no assurance, however, that the ADSs will be considered readily tradable on an established securities market in the United States for purposes of the definition of a qualified foreign corporation. The Company, which is incorporated under the laws of Denmark, believes that it qualifies as a resident of Denmark for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed August 19, 1999, or the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under "Passive Foreign Investment Company Considerations" below, such dividends will generally be "qualified dividend income" in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders. A U.S. holder generally may claim the amount of any Danish withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder's U.S. federal income tax liability that the attributable taxable income bears to such U.S. holder's worldwide taxable income. In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ADSs that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Danish income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

        In general, distributions paid to a U.S. holder in a foreign currency will, for U.S. income tax purposes, be translated at the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

        Sale, Exchange or Other Taxable Disposition of the ADSs.    A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder's tax basis for those ADSs. Subject to the discussion under "Passive Foreign Investment Company Considerations" below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder's holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

        Medicare Tax.    Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ADSs.

        Passive Foreign Investment Company Considerations.    If we are classified as a PFIC in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

        A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average quarterly value of its total gross assets (which would generally be measured by fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and our shares, which are subject to change) is attributable to assets that produce "passive income" or are held for the production of "passive income."

        Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If we are classified as a PFIC in any year with respect to which a U.S. holder owns the ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the tests described above, subject to the application of the elections described below.

        The value of our assets may be determined in large part by reference to the market price of the ADSs and our shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from this offering in our business. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Based on the composition of our gross income and assets in 2014, certain estimates of our gross income and assets for 2015, and the nature of our business, we do not believe that we were characterized as a PFIC in our 2014 taxable year and do not expect to be characterized as a PFIC for our taxable year ending December 31, 2015. However, there can be no assurance that we will not be considered a PFIC for any future taxable year, and our U.S. tax counsel has not provided any opinion regarding our PFIC status.

        If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any "excess distribution" by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder's regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under "Distributions."

        Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of the ADSs. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder's tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and the ADSs are "regularly traded" on a "qualified exchange." The ADSs will be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). The NASDAQ Global Select Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder. U.S. holders should consult their tax advisors to determine whether this election would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

        We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we were treated as a PFIC for any taxable year.

        If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

        If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder's federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

        The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.

        Backup Withholding and Information Reporting.    U.S. holders generally will be subject to information reporting requirements with respect to dividends on ADSs and on the proceeds from the sale, exchange or disposition of ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an "exempt recipient." In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

        Certain Reporting Requirements With Respect to Payments of Offer Price.    U.S. holders paying more than U.S. $100,000 for the ADSs generally may be required to file IRS Form 926 reporting the payment of the offer price for the ADSs to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

        Foreign Asset Reporting.    Certain individual U.S. holders are required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

        THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSS IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

CERTAIN MATERIAL DANISH INCOME TAX CONSIDERATIONS

        The following is a summary of certain material Danish tax considerations relating to the ownership and disposition of ADSs. The summary is for general information purposes only and does not constitute exhaustive tax or legal advice.

        It is noted specifically that the summary does not address all possible tax consequences relating to the ownership and disposition of ADSs. The summary does accordingly not apply to investors to whom special tax rules apply, and, therefore, may not be relevant, for example, to investors subject to the Danish Tax on Pension Yields Act (i.e., pension savings), professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and investors with tax liability on return on pension investments. The summary does further not apply to non-Danish tax resident investors that carry on business activities in Denmark through a permanent establishment.

        In the context of the following section, "companies" mean entities that are treated as separate taxable entities under Danish domestic tax laws.

        The summary is based solely on the tax laws of Denmark in effect on the date of this prospectus. Danish tax laws may be subject to change, potentially with retroactive effect.

        Potential investors in the ADSs are advised to consult their tax advisors regarding the applicable tax consequences of ownership and disposition of the ADSs based on their particular circumstances.

Tax Treatment of ADSs Under Danish Tax Law

        It is currently not clear under Danish tax legislation or case law how ADSs are to be treated for Danish tax purposes.

        This summary assumes that the ADS holder in respect of the ADSs is treated as the direct owner of the shares underlying the ADSs and accordingly as the shareholder for Danish domestic tax law purposes, and that the ADS holder is deemed the beneficial owner of any dividend distributed on the underlying shares for Danish domestic tax law purposes as well as any under any applicable tax treaty.

        Therefore, the following deals with certain material Danish tax considerations relating to the ownership and disposition of shares.

Danish Tax Resident Individuals

  Sale of Shares

        Gains from the sale of shares realized by Danish tax resident individuals are taxed as share income at a rate of 27% on the first DKK 50,600 ($7,598) (for cohabiting spouses, a total of DKK 101,200 ($15,195)) and at a rate of 42% on share income exceeding DKK 50,600 ($7,598) (for cohabiting spouses over DKK 101,200 ($15,195)) in 2016. The thresholds are subject to annual adjustments and include all share income included in the calculation (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively).

        Gains and losses on the sale of shares are calculated as the difference between the purchase price and the sales price. The purchase price is based on the average purchase price paid for the shares in the company (i.e., not the purchase price paid for each share).

        Losses on the sale of listed shares can only be offset against other share income deriving from listed shares (i.e., dividends and capital gains on the sale of listed shares). Unused losses will automatically be offset against a cohabiting spouse's share income deriving from listed shares and any additional losses can be carried forward and offset against future share income deriving from listed shares.

  Dividends

        Dividends paid to Danish tax resident individuals are included in the individual's share income and taxed as such, as outlined above. Dividends paid to Danish tax resident individuals are generally subject to withholding tax at the rate of 27%.

Non-Danish Tax Resident Individuals

  Sale of Shares

        Non-Danish tax resident individuals, including individuals tax resident in the United States, are generally not taxed in Denmark on gains realized on the sale of sales.

  Dividends

        Dividends paid to non-Danish tax resident individuals, including individuals tax resident in the United States, are generally subject to withholding tax at the rate of 27%. No additional tax will be imposed.

        In the event that the shareholder is tax resident in a state with which Denmark has entered into a tax treaty, the shareholder may seek a refund from the Danish Tax Administration of the tax withheld in excess of the applicable treaty rate, which is typically 15%. Denmark has entered into tax treaties with approximately 80 countries, including the United States and almost all EU member states. The treaty between Denmark and the United States generally provides for a 15% tax rate.

        Similarly, Danish domestic tax law provides for a 15% tax rate, if the shareholder holds less than 10% of the share capital in the company and is tax resident in a state that is obligated to exchange information with Denmark under a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters. If the shareholder is tax resident outside the EU, it is an additional requirement for application of the 15% tax rate that the shareholder together with related shareholders holds less than 10% of the share capital of the company.

        Any reduced tax rate according to an applicable tax treaty and/or Danish domestic tax law will not affect the withholding rate (27%). In order to receive a refund (from 27% to e.g. 15%), the shareholder make a claim for such refund through certain certification procedures.

        As a general rule, the refund shall be paid within six months following the Danish Tax Administration's receipt of the refund claim. If the refund is paid later than six months after the receipt of the claim, interest will be calculated on the amount of refund. For 2016 and subsequent years, the rate per month will be 0.4% plus a premium fixed annually. The six-month deadline can be suspended by the Danish Tax Administration, if the Tax Administration is unable to determine whether the taxpayer is entitled to a refund based on the taxpayer's affairs. If the deadline is suspended accordingly, computation of interest is also suspended.

        On August 25, 2015, the Danish Tax Administration announced that payment of refunds has been temporarily put on hold pending investigations on potential fraudulent refund claims. The Tax Administration has further announced that payment of refunds will be resumed as soon as possible.

The six-month deadline applies irrespective of this announcement, but the deadline can be suspended as described above.

Danish Tax Resident Companies

  Sale of Shares

        For the purpose of taxation of sales of shares made by corporate shareholders (and dividends received by corporate shareholders, see below), a distinction is made between:

        "Subsidiary Shares," which are generally defined as shares owned by a shareholder holding at least 10% of the share capital of the issuing company;

        "Group Shares," which are generally defined as shares in a company in which the shareholder of the company and the issuing company are subject to Danish joint taxation or satisfy the requirements for international joint taxation under Danish law (i.e., the company is "controlled" by the shareholder);

        "Tax-Exempt Portfolio Shares," which are defined as unlisted shares owned by a shareholder holding less than 10% of the share capital of the issuing company; and

        "Taxable Portfolio Shares," which are defined as shares that do not qualify as Subsidiary Shares, Group Shares or Tax-Exempt Portfolio Shares.

        Gains and losses on disposal of Subsidiary Shares and Group Shares and Tax-Exempt Portfolio Shares realized by Danish tax resident companies are generally not included in the taxable income of the shareholder, subject to certain anti-avoidance rules.

        Capital gains from the sale of Taxable Portfolio Shares are taxable at the general corporate tax rate of 22% and losses on such shares are generally deductible. Gains and losses on listed Taxable Portfolio Shares are taxed under the mark-to-market principle (i.e., each year's taxable gain or loss is calculated as the difference between the market value of the shares at the beginning and end of the tax year).

  Dividends

        Dividends received on Subsidiary Shares and Group Shares are tax-exempt.

        Dividends received on Tax-Exempt and Taxable Portfolio Shares are taxable at the general corporate tax rate of 22%. However, only 70% of dividends received on Tax-Exempt Portfolio Shares will be subject to corporate tax, meaning that the effective tax rate on such dividends is 15.4%. The withholding tax rate is generally 22%.

Non-Danish Tax Resident Companies

  Sale of Shares

        Non-Danish tax resident companies, including companies tax resident in the United States, are generally not taxed in Denmark on gains realized on the sale of sales, subject to certain anti-avoidance rules.

  Dividends

        Dividends received on Subsidiary Shares are exempt from Danish withholding tax provided that taxation shall waived or reduced under the Parent-Subsidiary Directive (2011/96/EEC) or under an applicable tax treaty. Similarly, dividends received on Group Shares, which are not Subsidiary

Shares, are exempt from Danish withholding tax if the shareholder is resident in the EU or the EEA and provided that taxation shall waived or reduced under the Parent-Subsidiary Directive (2011/96/EEC) or under an applicable tax treaty had the shares been Subsidiary Shares.

        In other cases, including in respect of dividends received on Tax-Exempt and Taxable Portfolio Shares, dividends will generally be subject to withholding tax at a rate of 27%. No additional tax will be imposed. The government has recently published a draft legislative proposal pursuant to which the dividend tax rate will be reduced to 22%, but this reduction will not affect the withholding rate that will remain 27%. If the proposal is passed unchanged, all foreign corporate shareholders receiving taxable dividends from Danish companies will thus be able to ask for a refund—pursuant to the procedures described below—of at least 5% of the total dividend.

        Further, in the event that the shareholder is tax resident in a state with which Denmark has entered into a tax treaty, the shareholder may seek a refund from the Danish Tax Administration of the tax withheld in excess of the applicable treaty rate, which is typically 15%. Denmark has entered into tax treaties with approximately 80 countries, including the United States and almost all EU member states. The treaty between Denmark and the United States generally provides for a 15% tax rate.

        Similarly, Danish domestic tax law provides for an applicable 15% tax rate, if the shareholder holds less than 10% of the share capital in the company and is tax resident in a state that is obligated to exchange information with Denmark under a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters. If the shareholder is tax resident outside the EU, it is an additional requirement for eligibility for the 15% tax rate that the share-holder together with related shareholders holds less than 10% of the nominal share capital of the company.

        Any reduced tax rate according to an applicable tax treaty (and/or the 15% tax rate provided for under Danish domestic tax law) will not affect the withholding rate (27%). In order to receive a refund (from 27% to e.g. 15%), the shareholder must make a claim for such refund through certain certification procedures.

        As a general rule, the refund shall be paid within six months following the Danish Tax Administration's receipt of the refund claim. If the refund is paid later than six months after the receipt of the claim, interest will be calculated on the amount of refund. For 2016 and subsequent years, the rate per month will be 0.4% plus a premium fixed annually. The six-month deadline can be suspended by the Danish Tax Administration, if the Tax Administration is unable to determine whether the taxpayer is entitled to a refund based on the taxpayer's affairs. If the deadline is suspended accordingly, computation of interest is also suspended.

        On August 25, 2015, the Danish Tax Administration announced that payment of refunds has been temporarily put on hold pending investigations on potential fraudulent refund claims. The Tax Administration has further announced that payment of refunds will be resumed as soon as possible. The six-month deadline applies irrespective of this announcement, but the deadline can be suspended as described above.

 UNDERWRITING

        We and the underwriters for this offering named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of ADSs set forth opposite its name below. Cowen and Company, LLC and Piper Jaffray & Co. are the representatives of the underwriters.

Underwriter	Number of ADSs
Cowen and Company, LLC
Piper Jaffray & Co.
Nomura Securities International, Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters are subject to certain standard conditions precedent (including approval of legal matters by their counsel) and that the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased, other than those ADSs covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, additional underwriters may be added to fulfill the purchase commitment of the defaulting underwriter or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect thereof.

        The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The address of Cowen and Company, LLC is 599 Lexington Avenue, New York, NY 10022, and the address of Piper Jaffray & Co. is 800 Nicollet Mall, Suite 1000, Minneapolis, MN 55402.

Overallotment Option to Purchase Additional ADSs

        We have granted to the underwriters an option to purchase up to             additional ADSs at the same price per ADS paid for the ADSs offered hereby, less the underwriting commission. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of ADSs offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional ADSs from us in approximately the same proportion as shown in the table following the first paragraph of this section.

Commission

        The following table shows the public offering price, underwriting commission and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

        We estimate that our total expenses of this offering, excluding the underwriting commission, will be approximately $             million and have been paid or are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $35,000, that may be incurred in connection with the review by the Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of the ADSs offered hereby, as set forth in the underwriting agreement.

Total
	Per ADS	Without Overallotment	With Overallotment
Public offering price	$	$	$
Underwriting commission	$	$	$
Proceeds, before expenses, to us	$	$	$

        The underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the ADSs to securities dealers at the public offering price less a concession fee not in excess of $             per ADS. If all of the ADSs are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts

        The underwriters do not intend to confirm sales of the ADSs to any accounts over which they have discretionary authority.

Market Information

        Prior to this offering, neither our shares nor our ADSs have been listed for trading on an exchange in the United States. However, our shares are listed on the Nasdaq Copenhagen exchange under the symbol "BAVA," and we have a sponsored Level 1 American Depositary Receipt program in the United States, through which our Level 1 American Depositary Shares, or the Level 1 ADSs, are traded on the U.S. over-the-counter market under the ticker symbol "BVNRY." The public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations include:

  ▪
  the trading price of our shares on Nasdaq Copenhagen;

  ▪
  the history of, and prospects for, our company and the industry in which we compete;

  ▪
  our past and present financial information;

  ▪
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  ▪
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;

  ▪
  the present state of our development; and

  ▪
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        We have applied to list our ADSs on The NASDAQ Global Select Market under the symbol "BAVN."

        An active trading market for the ADSs may not develop on The NASDAQ Global Select Market, or if such a market develops, may not be sustained. It is also possible that, after this offering, the ADSs will not trade in the public market at or above the public offering price.

Stabilization

        In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales, for up to 30 days from the date of this prospectus. Cowen and Company, LLC or its agents shall act as the stabilizing manager.

  ▪
  Stabilizing transactions permit bids to purchase ADSs so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of our ADSs while this offering is in progress.

  ▪
  Overallotment transactions involve sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the overallotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the overallotment option. The underwriters may close out any short position by exercising the overallotment option and/or purchasing ADSs in the open market.

  ▪
  Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared with the price at which they may purchase ADSs through exercise of the overallotment option. If the underwriters sell more ADSs than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of our ADSs in the open market that could adversely affect investors who purchase in the offering.

  ▪
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ADSs originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of ADSs. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        In order to be exempt from the prohibition against naked short positions under EU Regulation 236/2012 on short selling and certain aspects of credit default swaps, short positions must be carried out as part of stabilization transactions in compliance with Chapter III of EU Regulation No. 2273/2003 on exemptions for buy-back programs and stabilization of financial instruments.

Lock-up Agreements

        Pursuant to certain "lock-up" agreements, we and our executive officers and directors, or the Locked-Up Parties, have agreed, subject to certain exceptions, not to offer, sell, contract to sell, assign, transfer, pledge, or otherwise dispose of, or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, or make any demand or request for or exercise any right with respect to the registration of, or engage in any short selling of, or file with the SEC a registration statement under the Securities Act relating to any of our shares, our ADSs or our Level 1 ADSs, or securities convertible into or exchangeable or exercisable for any of our shares, our ADSs or our Level 1 ADSs, without the prior written consent of both of the representatives of the underwriters, for a period of 90 days after the date of this prospectus.

        This lock-up provision applies to our shares, our ADSs and our Level 1 ADSs and to securities convertible into or exchangeable or exercisable for such securities together, the Locked-Up Securities. The exceptions to the lock-up for the Locked-Up Parties include: (a) transfers made as a bona fide gift to any member of the immediate family of the Locked-Up Party or to a trust, the beneficiaries of which are exclusively the Locked-Up Party or members of the Locked-Up Party's immediate family; (b) transfers made by will or intestate succession upon the death of the Locked-Up Party; (c) transfers made as a bona fide gift to a charity or educational institution; (d) if the Locked-Up Party is a corporation, partnership, limited liability company or other business entity, any transfers to any stockholder, partner or member of, or owner of a similar equity interest in, the Locked-Up Party, as the case may be, if, in any such case, such transfer is not for value; (e) if the Locked-Up Party is a corporation, partnership, limited liability company or other business entity, any transfer made by the Locked-Up Party (i) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the Locked-Up Party's capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the Locked-Up Party's assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this Agreement, or (ii) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate of the Locked-Up Party and such transfer is not for value; (f) any transactions by the Locked-Up Party related to Locked-Up Securities which were acquired in an open market transaction; (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Locked-Up Securities, provided that such plan does not provide for the transfer of Locked-Up Securities during the Lock-Up Period; (h) transfers by operation of law or by order of a court of competent jurisdiction, such as pursuant to a qualified domestic order or in connection with a divorce settlement; (i) transfers to us (A) upon a vesting event of our securities for full or partial payment of taxes or tax withholding obligations required to be paid in connection with such vesting, (B) in full or partial payment of the exercise price for warrants, or (C) for full or partial payment of taxes or tax withholding obligations required to be paid upon the exercise of warrants; (j) transfers of Locked-Up Securities to us in connection with the cashless exercise of warrants; and (k) sales of Locked-Up Securities in the open market as are necessary to cover any individual tax obligations resulting from the exercise of warrants by the Locked-Up Party. The exceptions to the lock-up for us are (i) our sale of ADSs in this offering and (ii) the issuance of Locked-Up Securities pursuant to the conversion or exercise of existing securities.

        The representatives may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, at least three business days before the release or waiver or any lock-up agreement with one of our officers or directors, the representatives must notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service at least two business days before the effective date of the release or waiver.

Electronic Offer, Sale and Distribution of ADSs

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

        Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

        No action has been taken in any jurisdiction except the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or our ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from Denmark or any other country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Canada

        The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State no offer of shares which are the subject of the offering contemplated by this prospectus may be made to the public in that Relevant Member State other than:

  (a)
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;
  (b)
  to fewer than 150 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the underwriters; or
  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances that may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

        This prospectus has been prepared on the basis that any offer of ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs. Accordingly any person making or intending to make an offer in that Relevant Member State of ADSs that are the subject of this offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (1) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

        The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to this offering, the Company, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

        The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

        The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances that do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs, which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

  (a)
  a corporation (that is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
  (ii)
  where no consideration is or will be given for the transfer;
  (iii)
  where the transfer is by operation of law;
  (iv)
  as specified in Section 276(7) of the SFA; or
  (v)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

EXPENSES OF THIS OFFERING

        The following table sets forth the costs and expenses, other than the underwriting commission, payable by us in connection with the sale of the ADSs being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and The NASDAQ Global Select Market listing fee.

Item	Amount to be paid
SEC registration fee	$		*
FINRA filing fee		2,000
The NASDAQ Global Select Market Listing fee		25,000
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*
To be completed by amendment.

LEGAL MATTERS

        The validity of the issuance of the shares underlying the ADSs offered in this prospectus and certain other matters of Danish law will be passed upon for us by Kromann Reumert, Copenhagen, Denmark. Certain matters of U.S. law will be passed upon for us by Cooley LLP, New York, New York. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, and Plesner, Copenhagen, Denmark are acting as counsel for the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements as of December 31, 2014 and 2013, and for each of the two years ended December 31, 2014 and 2013 included in this Registration Statement, have been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements of the Company have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Statsautoriseret Revisionspartnerselskab are located at Weidekampsgade 6, 2300 Copenhagen, Denmark.

 ENFORCEMENT OF CIVIL LIABILITIES

        We are organized under the laws of Denmark, with domicile in the municipality of Helsingør, Denmark.

        All of the members of the board of directors and the executive board named herein are residents of Denmark or other jurisdictions outside the United States. A substantial portion of ours and such persons' assets are located in Denmark or other jurisdictions outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or us with respect to litigation that may arise under U.S. law or to enforce against them or our company judgments obtained in U.S. courts, whether or not such judgments were made pursuant to civil liability provisions of the federal or state securities laws of the United States or any other laws of the United States.

        We have been advised by our Danish legal advisors, Kromann Reumert, that there is not currently a treaty between the United States and Denmark providing for reciprocal recognition and enforceability of judgments rendered in connection with civil and commercial disputes and, accordingly, that a final judgment rendered by a U.S. court based on civil liability would not be enforceable in Denmark. It is uncertain whether Danish courts would allow actions to be predicated on the securities laws of the United States or other jurisdictions outside Denmark. Danish courts are likely to deny claims for punitive damages and may grant a reduced amount of damages compared to U.S. courts.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Bavarian Nordic A/S and the ADSs offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov. We currently make available to the public our annual and interim reports, as well as certain information regarding our corporate governance and other matters, on the Investors Relations page of our website, www.bavarian-nordic.com.

        After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC's rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F within four months after the end of our fiscal year. In addition, our "insiders" are not subject to the SEC's rules that prohibit short-swing trading. Our annual consolidated financial statements will be prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and certified by an independent public accounting firm.

        We will send the depositary a copy of all notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders. The depositary has agreed to mail to all holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary and will make available to all holders of ADSs such notices and all such other reports and communications received by the depositary.

BAVARIAN NORDIC A/S

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Bavarian Nordic A/S, Kvistgaard, Denmark

        We have audited the accompanying consolidated statement of financial position of Bavarian Nordic A/S and subsidiaries (the "Company") as of December 31, 2014 and 2013 and the consolidated statement of income, comprehensive income, changes in shareholders' equity, and cash flows for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bavarian Nordic A/S and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and cash flows for years ended December 31, 2014 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Copenhagen, October 19, 2015

/s/ Deloitte
 Deloitte
Statsautoriseret Revisionspartnerselskab

Martin Faarborg State Authorised Public Accountant	Henrik Kjelgaard State Authorised Public Accountant

Consolidated Income Statements for the Years Ended December 31, 2014 and 2013

DKK thousand	Note	2014	2013
Revenue	3	1,216,815	1,212,501
Production costs	4,8,9	495,081	484,705

Gross profit		721,734	727,796

Research and development costs	5,8,9	478,930	496,608
Distribution costs	6,8,9	45,107	40,782
Administrative costs	7,8,9,10	181,022	156,991

Total operating costs		705,059	694,381

Income before interest and tax (EBIT)		16,675	33,415

Financial income	11	57,385	6,612
Financial expenses	12	9,700	33,825

Income before company tax		64,360	6,202

Tax on income for the year	13	38,420	52,931

Net profit for the year		25,940	(46,729)

Earnings per share (EPS)—DKK
Basic earnings per share of DKK 10	14	1.0	(1.8)
Diluted earnings per share of DKK 10	14	1.0	(1.8)

Consolidated Statements of Comprehensive Income for the Years Ended
December 31, 2014 and 2013

DKK thousand	Note	2014	2013
Net profit for the year		25,940	(46,729)

Items that may subsequently be reclassified to the income statement:
Exchange rate adjustments on translating foreign operations		(41,552)	12,708
Fair value of financial instruments entered into to hedge future cash flow:
Fair value adjustments of the year		—	732
Tax on other comprehensive income	13	—	(183)

Other comprehensive income after tax		(41,552)	13,257

Total comprehensive income		(15,612)	(33,472)

Consolidated Statements of Cash Flow for the Years Ended December 31, 2014 and 2013

DKK thousand	Note	2014	2013
Net profit for the year		25,940	(46,729)
Adjustment for non-cash items:
Financial income		(57,385)	(6,612)
Financial expenses		9,700	33,825
Tax on income for the year		38,420	52,931
Depreciation and amortization	9	44,946	46,219
Expensing (amortization) of IMVAMUNE/IMVANEX development project	15	45,535	148,045
Share-based payment	8	21,317	12,343
Adjustment for other non-cash items		—	161
Changes in inventories		111,803	(4,449)
Changes in receivables		(78,322)	(18,843)
Changes in provisions		3,616	(16,554)
Changes in current liabilities		180,222	(40,281)

Cash flow from operations (operating activities)		345,792	160,056

Received financial income		19,412	6,555
Paid financial expenses		(4,177)	(17,669)
Paid company taxes		(22,278)	(1,858)

Cash flow from operating activities		338,749	147,084

Investments in and additions to intangible assets	15	(53,595)	(111,025)
Investments in property, plant and equipment	16	(52,392)	(44,410)
Disposal of property, plant and equipment		53	1,847
Investments in/disposal of financial assets		39	(98)
Investments in securities		(588,478)	(220,235)
Disposal of securities		190,708	227,414

Cash flow from investment activities		(503,665)	(146,507)

Payment on mortgage and construction loan		(49,019)	(7,105)
Proceeds from warrant programs exercised		14,357	—
Proceeds from direct placement		251,000	—
Costs related to issue of new shares		(100)	—

Cash flow from financing activities		216,238	(7,105)

Cash flow of the year		51,322	(6,528)

Cash as of January 1		346,799	353,545
Currency adjustments January 1		236	(218)

Cash as of December 31		398,357	346,799

Consolidated Statements of Financial Position—Assets
as of December 31, 2014 and 2013

DKK thousand	Note	2014	2013
Non-current assets
Acquired licenses		24,719	20,517
Software		4,835	3,208
IMVAMUNE/IMVANEX development project		78,357	76,955
Other intangible assets in progress		1,283	3,949

Intangible assets	15	109,194	104,629

Land and buildings		226,144	178,085
Leasehold improvements		892	1,293
Plant and machinery		64,606	82,796
Other fixtures and fittings, other plant and equipment		20,900	21,265
Assets under construction		24,031	39,307

Property, plant and equipment	16	336,573	322,746

Other receivables	19	792	831

Financial assets		792	831

Deferred tax assets	13	121,586	123,631

Total non-current assets		568,145	551,837

Current assets
Inventories	17	121,847	233,651

Trade receivables	18	186,783	110,117
Tax receivables		4,913	—
Other receivables	19	14,516	12,614
Prepayments	20	11,357	11,906

Receivables		217,569	134,637

Securities	22	581,350	185,282
Cash and cash equivalents		398,357	346,799

Securities, cash and cash equivalents		979,707	532,081

Total current assets		1,319,123	900,369

Total assets		1,887,268	1,452,206

Consolidated Statements of Financial Position—Equity and Liabilities as of
December 31, 2014 and 2013

DKK thousand	Note	2014	2013
Equity
Share capital		276,712	260,944
Retained earnings		972,321	652,021
Other reserves		3,061	63,325

Equity		1,252,094	976,290

Liabilities
Provisions	23	18,603	14,830
Debt to credit institutions	24	33,293	71,834

Non-current liabilities		51,896	86,664

Debt to credit institutions	24	1,885	8,481
Prepayment from customers	25	375,190	150,425
Trade payables		58,666	113,510
Company tax		40	496
Provisions	23	4,214	2,273
Other liabilities	21	143,283	114,067

Current liabilities		583,278	389,252

Total liabilities		635,174	475,916

Total equity and liabilities		1,887,268	1,452,206

Significant accounting policies	1
Significant accounting estimates, assumptions and uncertainties	2
Financial risks and financial instruments	22
Related party transactions	26
Share-based payment	27
Contingent liabilities and other contractual obligations	28
Significant events after the balance sheet date	29
Approval of the consolidated financial statements	30

Consolidated Statements of Changes in Equity at December 31, 2014 and 2013

DKK thousand	Share- capital	Retained earnings	Reserves for currency adjustment	Share- based payment	Equity
Equity as of January 1, 2014	260,944	652,021	6,367	56,958	976,290
Comprehensive income for the year
Net profit for the year	—	25,940	—	—	25,940
Other comprehensive income
Exchange rate adjustments on translating foreign operations	—	—	(41,552)	—	(41,552)
Total comprehensive income for the year	—	25,940	(41,552)	—	(15,612)
Transactions with owners
Share-based payment	—	—	—	6,888	6,888
Warrant programs exercised	2,448	18,342	—	(6,433)	14,357
Warrant programs expired		38,438		(38,438)	—
Capital increase through direct placement	13,320	237,680	—	—	251,000
Costs related to issue of new shares	—	(100)	—	—	(100)
Tax related to items recognized directly in equity	—	—	—	19,271	19,271
Total transactions with owners	15,768	294,360	—	(18,712)	291,416

Equity as of December 31, 2014	276,712	972,321	(35,185)	38,246	1,252,094

        The share capital comprises a total of 27,671,247 shares of DKK 10 as of December 31, 2014 (26,094,361 shares). The shares are not divided into share classes, and each share carries one vote.

DKK thousand	Share- capital	Retained earnings	Reserves for currency adjustment	Reserves for fair value of financial instruments	Share- based payment	Equity
Equity as of January 1, 2013	260,944	683,032	(6,341)	(549)	62,590	999,676
Comprehensive income for the year
Net profit for the year	—	(46,729)	—	—	—	(46,729)
Other comprehensive income
Exchange rate adjustments on translating foreign operations	—	—	12,708	—	—	12,708
Fair value of financial instruments	—	—	—	549	—	549
Total comprehensive income for the year	—	(46,729)	12,708	549	—	(33,472)
Transactions with owners
Share-based payment	—	—	—	—	10,086	10,086
Warrant programs expired	—	14,515	—	—	(14,515)	—
Adjustment	—	1,203	—	—	(1,203)	—
Total transactions with owners	—	15,718	—	—	(5,632)	10,086

Equity as of December 31, 2013	260,944	652,021	6,367	—	56,958	976,290

        The share capital comprises a total of 26,094,361 shares of DKK 10 as of December 31, 2013 (26,094,361 shares). The shares are not divided into share classes, and each share carries one vote.

Consolidated Statements of Changes in Equity at December 31, 2014 and 2013 (Continued)

        Transactions on the share capital have been the following:

DKK thousand	2014	2013	2012	2011	2010
Share capital as of January 1	260,944	260,944	260,944	129,620	79,517
Issue of new shares	15,768	—	—	131,324	50,103

Share capital as of December 31	276,712	260,944	260,944	260,944	129,620

Rules on changing Articles of Association

        Changing the Articles of Association requires that the resolution passes by at least 2/3 of the votes as well as 2/3 of the voting capital represented.

Notes to the Consolidated Financial Statements

Overview of Business

        Bavarian Nordic (the Company or the Group) is a fully integrated biotechnology company developing novel vaccines for the prevention of life-threatening infectious diseases and the treatment of cancer, commercializing developed technology through private and public partnerships, and manufacturing vaccines for its partnerships with governmental institutions and the pharmaceutical industry.

        The Company focuses on diseases for which the unmet medical need is high and for which the Company can harness the power of the immune system to induce a response. The Company's live virus vaccine platform has generated one commercial product for smallpox, one Phase 3 immunotherapy candidate for prostate cancer, one Phase 3 candidate for Ebola and several other clinical programs in the areas of infectious disease and oncology.

        The Company has a significant 10+ year relationship with the US government and has been awarded contracts in relation to development, manufacturing and sales of the Company's smallpox vaccine, IMVAMUNE. In addition, the Company has also established commercial relationships with Bristol-Myers Squibb, BMS, for the commercialization of PROSTVAC the Company's Phase 3 cancer immunotherapy candidate (since March 2015), and with the Janssen Pharmaceutical Companies of Johnson & Johnson, or Janssen, for the Company's Ebola vaccine candidate and additional infectious disease targets (since October 2014).

        The Company owns and operates a fully integrated, highly scalable current Good Manufacturing Practices commercial scale vaccine production facility in Kvistgaard, Denmark, and has built an extensive patent portfolio.

Company summary	Domicile	Ownership	Voting rights
Subsidiaries
Bavarian Nordic GmbH	Germany	100%	100%
Bavarian Nordic, Inc.	USA	100%	100%
Aktieselskabet af 1. juni 2011 I	Denmark	100%	100%
BN Infectious Diseases A/S	Denmark	100%	100%
Bavarian Nordic Washington DC, Inc.	USA	100%	100%
Representative office
Bavarian Nordic A/S	Singapore

1 Significant accounting policies

Basis of preparation

        The consolidated financial statements for Bavarian Nordic have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

        The accounting policies are unchanged from last year except for changes due to implementation of new and revised standards that were effective January 1, 2014.

        The consolidated financial statements are presented in Danish kroner (DKK), which is the functional currency of the parent company.

Notes to the Consolidated Financial Statements (Continued)

1 Significant accounting policies (Continued)

        The consolidated financial statements are presented on a historical cost basis, apart from derivative financial instruments, securities and liability relating to phantom shares, which are measured at fair value.

        The accounting policies have been consistently applied for the financial year and for the comparative figures.

Implementation of new and revised standards and interpretations

        The IASB has issued new standards and revisions to existing standards and new interpretations, which are mandatory for accounting periods commencing on or after January 1, 2014. The implementation of new or revised standards and interpretations that are in force have not changed the accounting policies and thus not affected net profit for the year or the financial position.

Standards and interpretations not yet in force

        At the date of publication of the consolidated financial statements, a number of new and amended standards and interpretations have not yet entered into force.

        Therefore, they are not incorporated in the consolidated financial statements.

        The following standards are in general expected to change the current accounting regulation most significantly:

        IASB has issued IFRS 9 "Financial Instruments" with effective date January 1, 2018 however it has not yet been implemented. IFRS 9 "Financial Instruments" is part of IASB's project to replace IAS 39 "Financial Instruments: Recognition and Measurement", and the new standard will change the classification, presentation and measurement of financial instruments and hedging requirements. Bavarian Nordic is assessing the impact of the standard, but it is not expected to have any material impact on future consolidated financial statements.

        IFRS 15 "Revenue from Contracts with Customers" is effective for annual periods beginning on or after 1 January 2018, however it has not yet been implemented. Entities will apply a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. Before implementation of the standard, Bavarian Nordic will assess whether IFRS 15 "Revenue from Contracts with Customers" has an impact on current and new significant agreements. The new standard is not expected to have any material impact on future consolidated financial statements.

Accounting policies

        The accounting policies for specific line items are described in the notes to the consolidated financial statements. Set out below is a description of the accounting policies for the basis of consolidation, foreign currency translation, segment reporting and the cash flow statement.

Recognition and measurement

        Income is recognized in the income statement when generated. Assets and liabilities are recognized in the statement of financial position when it is probable that any future economic benefit will flow to or from the Company and the value can be reliably measured. On initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as

Notes to the Consolidated Financial Statements (Continued)

1 Significant accounting policies (Continued)

described in the description of the accounting policies in the respective notes to the financial statements.

Basis of consolidation

        The consolidated financial statements include Bavarian Nordic A/S and the subsidiaries in which the Group holds more than 50% of the voting rights or otherwise has control.

Principles of consolidation

        The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the individual subsidiaries, and these are prepared in accordance with the Group's accounting policies and for the same accounting period.

        Intra-group income and expenses together with all intra-group profits, receivables and payables are eliminated on consolidation. In the preparation of the consolidated financial statements, the book value of shares in subsidiaries held by the parent company is set off against the equity of the subsidiaries.

Foreign currency translation

        On initial recognition, transactions denominated in currencies other than the Group's functional currency are translated at the exchange rate ruling at the transaction date.

        Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated at the exchange rates at the balance sheet date. Exchange differences between the exchange rate at the date of the transaction and the exchange rate at the date of payment or the balance sheet date, respectively, are recognized in the income statement under financials. Property, plant and equipment and intangible assets, inventories and other non-monetary assets acquired in foreign currency and measured based on historical cost are translated at the exchange rates at the transaction date.

        On recognition in the consolidated financial statements of subsidiaries whose financial statements are presented in a functional currency other than Danish kroner (DKK), the income statements are translated at the average exchange rates of the respective months. Balance sheet items are translated at the exchange rates at the balance sheet date.

        Exchange differences arising on the translation of foreign subsidiaries' opening balance sheet items to the exchange rates at the balance sheet date and on the translation of the income statements from exchange rates beginning of the month to exchange rates at the balance sheet date are recognized as other comprehensive income.

Segment reporting

        The Group is focused on growth strategies that through private and public partnerships will develop and commercialize novel vaccines and immunotherapies against infectious diseases and cancer.

        The Group decided in March 2015 to abandon the divisional structure and merged the two divisions; "Cancer Immunotherapy" and "Infectious Diseases". Therefore, the Group does no longer prepare segment reporting internally, hence only has one operating segment to report externally.

Notes to the Consolidated Financial Statements (Continued)

1 Significant accounting policies (Continued)

        The internal financial reporting no longer contains separate sections for the two divisions.

        Geographic spilt of revenue and revenue from major customers are disclosed in the notes to the consolidated financial statements (note 3).

Cash flow statement

        The cash flow statement is prepared in accordance with the indirect method on the basis of the Group's net profit for the year. The statement shows the Group's cash flows broken down into operating, investing and financing activities, cash and cash equivalents at year end and the impact of the calculated cash flows on the Group's cash and cash equivalents.

        Cash flows in foreign currencies are translated into Danish kroner at the exchange rate on the transaction date. In the cash flows from operating activities, net profit for the year is adjusted for non-cash operating items and changes in working capital.

        Cash flows from investing activities include cash flows from the purchase and sale of intangible assets, property, plant and equipment, investments and securities.

        Cash flows from financing activities include cash flows from the raising and payment of loans and capital increases.

        Additionally, cash flows from assets held under finance leases are recognized by way of lease payments made.

2 Significant accounting estimates, assumptions and uncertainties

        In the preparation of the consolidated financial statements, management makes a number of accounting estimates which form the basis for the presentation, recognition and measurement of the Group's assets and liabilities.

        The recognition and measurement of assets and liabilities often depends on future events that are somewhat uncertain. In that connection, it is necessary to assume a course of events that reflects management's assessment of the most probable course of events.

        In connection with the preparation of the consolidated financial statements, management has made a number of estimates and assumptions concerning carrying amounts. Management has made the following accounting judgments which significantly affect the amounts recognized in the consolidated financial statements:

  ▪
  Revenue recognition (note 3)

  ▪
  Deferred tax asset (note 13)

  ▪
  Capitalization of development costs (notes 5 and 15)

  ▪
  Useful lives of property, plant and equipment (note 16)

  ▪
  Inventories, including impairment and production overheads (note 17)

  ▪
  Provisions (note 23)

Notes to the Consolidated Financial Statements (Continued)

2 Significant accounting estimates, assumptions and uncertainties (Continued)

        Please refer to the specific notes for further description of the significant accounting estimates and assumptions used.

Change in accounting estimates

        No significant changes have been made in accounting estimates in 2014.

3 Revenue recognition

Accounting policies

        Revenue comprises the fair value of the consideration received or receivable for sales of goods and income derived from development services including sale of delivered development services under the IMVAMUNE/IMVANEX development project. Revenue is measured net of value added tax, duties, etc. collected on behalf of a third party and discounts. The revenue is recognized when it is probable that future economic benefits will flow to the Company and these benefits can be measured reliably and when any significant risks and rewards of ownership of the goods or right to the services are transferred and the Company no longer retains managerial responsibility for, or control of, the goods or services sold.

        Agreements with commercial partners generally include non-refundable upfront license and collaboration fees, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur, and revenue from the supply of products. For these agreements that include multiple elements, total contract consideration is attributed to separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions provided that each component has value to the partner on a stand-alone basis. The then allocated consideration is recognised as revenue in accordance with the principles described above.

        Sales of goods and licences that transfer the rights associated with ownership of an intangible asset are recognized at a point in time when control is transferred. Revenue from development services and licences that do not transfer the right of ownership to an intangible asset are recognized over time in line with the execution and delivery of the work. If multiple components are not separable, they are combined into a single component and recognized over the period where the Company is actively involved in development and deliver significant services to the collaboration partner.

Significant accounting estimates

        Whether a component of a multiple element contract has value to the partner on a stand-alone basis is based on an assessment of specific facts and circumstances and is associated with judgement. This applies also to the assessment of whether a license transfers rights associated with ownership of an intangible asset. Furthermore, allocation of the total consideration of a contract to separately identifiable components requires considerable estimates and judgement to be made by the Company. At inception and throughout the life of a contract the Company is performing an analysis of the agreement with its partners based on available facts and circumstances at each assessment date such as historical experience and knowledge from the market to the extent

Notes to the Consolidated Financial Statements (Continued)

3 Revenue recognition (Continued)

obtainable. This includes also an understanding of the purpose of the deliverables under the contract and the negotiation taken place prior to concluding the contract.

DKK thousand	2014	2013
IMVAMUNE/IMVANEX sale	1,024,236	839,143

IMVAMUNE/IMVANEX sale, development results	—	172,988
Contract work	192,579	200,370

Sale of services	192,579	373,358

Revenue	1,216,815	1,212,501

        In 2013 the Company received DKK 215 million in payment for development results under the IMVAMUNE/IMVANEX development contract. Of this amount, DKK 173 million related to development results delivered in previous financial years and DKK 42 million were included in IMVAMUNE/IMVANEX sales as the amended performance criteria were fulfilled in 2013.

DKK thousand	2014	2013
Geographic split of revenue:
USA	1,208,440	1,210,712
Canada	—	1,506
Other geographic markets	8,375	283

Revenue	1,216,815	1,212,501

        No revenue has been achieved on the Danish market in 2014 and 2013.

        Revenue for the following customers represent more than 10% of total revenue:

        Biomedical Advanced Research and Development Authority (BARDA), USA, DKK 1,190 million (2013: DKK 1,199 million).

4 Production costs

Accounting policies

        Production costs consist of costs incurred in generating the revenue for the year. Costs for raw materials, consumables, production staff and a proportion of production overheads, including maintenance, depreciation and impairment of tangible assets used in production as well as operation, administration and management of the production facility are recognized as production costs. In addition, the costs related to excess capacity and write-down to net realisable value of goods on stock are recognized.

DKK thousand	2014	2013
Cost of goods sold, IMVAMUNE/IMVANEX sale	411,112	328,077
Contract costs	91,673	105,250
Other production costs	(7,704)	51,378

Production costs	495,081	484,705

Notes to the Consolidated Financial Statements (Continued)

4 Production costs (Continued)

        Production costs include external filling costs of DKK 112 million for 2014 (DKK 180 million).

        Other production costs decreased from DKK 51 million in 2013 to DKK (8) million in 2014, which primarily was due to an extraordinary production performance with low level of write-downs during 2014 and reversal of DKK 12 million in write-downs from 2013. The total write-down for 2014 was DKK 0 million (DKK 54 million). The development in write-downs is shown in note 17.

5 Research and development costs

Accounting policies

        Research and development costs include salaries and costs directly attributable to the Company's research and development projects, less government grants. Furthermore, salaries and costs supporting direct research and development, including costs of patents, rent, leasing and depreciation attributable to laboratories, and external scientific consultancy services, are recognized under research and development costs. No indirect or general overhead costs that are not directly attributable to research and development activities are included in the disclosure of research and development expenses recognized in the income statement.

        Contract research costs incurred to achieve revenue are recognized under production costs. Research costs are expensed in the year they occur.

        Development costs are generally expensed in the year they occur. In line with industry custom, capitalization of development costs does not begin until it is deemed realistic that the product can be completed and marketed and it is highly likely that a marketing authorization will be received. In addition, there must be sufficient certainty that the future earnings to the Company will cover not only production costs, direct distribution and administrative costs, but also the development costs.

        However, the Company has met the criteria for capitalize the development costs attributable to the development of IMVAMUNE/IMVANEX, as the RFP-3 contract with the U.S. Government initially comprised the delivery of 20 million doses and an option to buy additional doses.

        The Company has delivered 28 million doses to the U.S. Government for emergency use.

        In July 2015, the Company obtained an order to deliver further IMVAMUNE/IMVANEX batches to the U.S. Government.

        The product has received regulatory approved in both the EU and Canada. Regulatory approval in the United States is pending completion of the last Phase 3 study. The Company intends to and believes that it has adequate technical, financial and other resources to complete the Phase 3 study and file for FDA approval. Historical sale shows that there is a market for sale of smallpox vaccine and management believes that the Company's smallpox vaccine is likely to generate probable future economic benefits for us. Capitalization of the development costs attributable to this development project began at the date of regulatory approval of the applicable clinical trial.

        Capitalized development costs regarding the registration of IMVAMUNE/IMVANEX under the RFP-3 contract with the U.S. Government are expensed (amortized) and recognized in the income statement under research and development costs when the related income on delivery of the development results have been earned and recognized as revenue. When the development has

Notes to the Consolidated Financial Statements (Continued)

5 Research and development costs (Continued)

been completed and IMVAMUNE/IMVANEX has been approved by the FDA, the remaining carrying amount will be amortized in concurrence with the delivery of doses over the expected economic life of the asset.

        The costs capitalized at December 31, 2014 were limited to those costs incurred and considered recoverable. The primary reason for the probable recovery of the capitalized costs is the delivery agreement with BARDA, which included the historical delivery of 28 million doses prior to the final regulatory approval by the FDA and as such before the completion of the development project.

        Grants that compensate the Group for research and development expenses incurred, which are recognized directly in the income statement, are set off against the costs of research and development at the time when a final and binding right to the grant has been obtained.

DKK thousand	2014	2013
Research and development costs occured this year	572,005	556,090
Of which:
Contract costs recognized as production costs (note 4)	(91,673)	(105,250)
Capitalized development costs (note 15)	(46,937)	(102,277)

	433,395	348,563
Expensing (amortization) of prior-year costs attributable to the IMVAMUNE/IMVANEX development project (note 15)	45,535	148,045

Research and development costs	478,930	496,608

        Research and development costs include expenses for external clinical research organizations, or CRO's, of DKK 259 million for 2014 (DKK 294 million).

6 Distribution costs

Accounting policies

        Distribution costs include costs incurred for distribution of goods sold and sales campaigns, including costs for sales and distribution personnel, advertising costs and depreciation and amortization of property, plant and equipment and intangible assets used in the distribution process.

7 Adminstrative costs

Accounting policies

        Administrative costs include costs of company management, staff functions, administrative personnel, office costs, rent, lease payments and depreciation not relating specifically to production, research and development activities or distribution costs.

Notes to the Consolidated Financial Statements (Continued)

8 Staff costs

DKK thousand	2014	2013
Wages and salaries	274,478	272,893
Contribution based pension	19,048	18,781
Social security expenses	15,712	12,153
Other staff expenses	21,966	24,763
Share-based payment	21,317	12,343

Staff costs	352,521	340,933

Staff expenses are distributed as follows:
Production costs	129,611	122,446
Research and development costs	110,014	107,259
Distribution costs	18,767	15,031
Administrative costs	89,594	90,460
Capitalized salaries	4,535	5,737

Staff costs	352,521	340,933

Average number of employees converted to full-time	421	441

Number of employees as of December 31 converted to full-time	422	426

        The Group only has defined contribution plans and pays regular fixed contributions to independent pension funds and insurance companies.

Staff costs include the following costs:
Board of Directors:
Remuneration to the Board of Directors	1,500	1,750
Share-based payment	535	685
Corporate Management:
Salary	7,758	4,798
Paid bonus	1,442	2,358
Other employee benefits	427	195
Contribution based pension	189	—
Share-based payment	1,912	739
Other Group Management:
Salaries	6,004	9,275
Paid bonus	4,527	4,068
Other employee benefits	391	939
Contribution based pension	142	368
Share-based payment	742	1,276
Severance costs	—	3,543

Total management remuneration	25,569	29,994

Notes to the Consolidated Financial Statements (Continued)

8 Staff costs (Continued)

        In 2014 Group Management included CEO and President of the Company Paul Chaplin (Division President for Infectious Diseases until June 1, 2014), CFO Ole Larsen, Division President for Cancer Immunotherapy James B. Breitmeyer and CEO Anders Hedegaard until June 1, 2014.

        As of June 1, 2014 Corporate Management consists of Paul Chaplin and Ole Larsen. Until June 1, 2014 Corporate Management only included Anders Hedegaard.

        Provisions for incentive agreements with Paul Chaplin and James B. Breitmeyer are recognized in staff costs, while provisions relating to former Division President for Cancer Immunotherapy Reiner Laus, are recognized in other administrative costs. See note 23 for further details.

        Incentive programs for management and other employees are disclosed in note 27.

        Members of the Group Management have contracts of employment containing standard terms for members of the Group Management of Danish listed companies, including the periods of notice that both parties are required to give and competition clauses. If a contract of employment of a member of the Group Management is terminated by the Company without misconduct on the part of such member, the member of the Group Management is entitled to compensation, which, depending on the circumstances, may amount to a maximum of 12-18 months' remuneration. In the event of a change of control the compensation can amount to 24 months' remuneration.

        Severance pay in 2013 to former Division President for Cancer Immunotherapy Reiner Laus (DKK 3.5 million) includes share-based payment of DKK 0.8 million.

9 Depreciation and amortization

DKK thousand	2014	2013
Depreciation and amortization included in:
Production costs	33,921	32,539
Research and development costs	2,936	6,252
Distribution costs	15	15
Administrative costs	8,074	7,413

Depreciation and amortization	44,946	46,219

Hereof loss from disposed fixed assets	33	2,368

        The losses recognized in 2013 are mainly related to sale of assets from the facility in Berlin.

10 Fees to auditor appointed at the annual general meeting

DKK thousand	2014	2013
Statutory audit of annual accounts	761	761
Other assurance services	94	120
Tax advisory	889	550
Other services	166	225

Fees	1,910	1,656

Notes to the Consolidated Financial Statements (Continued)

11 Financial income

Accounting policies

        Interest income is recognized in the income statement at the amounts relating to the financial year. Financial income also includes net positive value adjustments of financial instruments and securities as well as net currency gains.

DKK thousand	2014	2013
Financial income from bank and deposit contracts	12	29

Interest income from financial assets not measured at fair value in the income statement	12	29
Financial income from securities	4,028	6,583
Net foreign exchange gains	53,345	—

Financial income	57,385	6,612

        Net foreign exchange gains are mainly related to the increasing USD rate during 2014.

        Net foreign exchange gains include DKK 37.9 million of unrealized gains related to intercompany receivable with Bavarian Nordic, Inc.

12 Financial expenses

Accounting policies

        Interest expenses are recognized in the income statement at the amounts relating to the financial year. Financial expenses also include net negative value adjustments of financial instruments and securities, net currency losses and adjustment of the net present value of provisions.

DKK thousand	2014	2013
Interest expenses on debt	4,177	4,889

Interest expenses on financial liabilities not measured at fair value in the income statement	4,177	4,889
Fair value adjustments on securities	1,703	4,012
Adjustment of net present value of provisions	2,098	1,605
Net loss on derivative financial instruments at fair value in the income statement	1,722	1,133
Net foreign exchange losses	—	22,186

Financial expenses	9,700	33,825

        Net foreign exchange losses for 2013 include DKK 12.1 million of unrealized losses related to intercompany receivable with Bavarian Nordic, Inc.

Notes to the Consolidated Financial Statements (Continued)

13 Tax for the year

Accounting policies

        Income tax for the year comprises current tax and deferred tax for the year. The part relating to the profit for the year is recognized in the income statement, and the part attributable to items in the comprehensive income is recognized in the comprehensive income statement.

        The tax effect of costs that have been recognized directly in equity is recognized in equity under the relevant items.

        Current tax payable but not yet paid is recognized in the balance sheet under current liabilities.

        Deferred tax is measured using the balance sheet liability method on all temporary differences between accounting values and tax values. Deferred tax liabilities arising from temporary tax differences are recognized in the balance sheet as a liability.

        Deferred tax assets arising from temporary deductible differences and tax losses carried forward are recognized when it is probable that they can be realized by offsetting them against taxable temporary differences or future taxable profits. At each balance sheet date, it is assessed whether it is probable that there will be sufficient future taxable income for the deferred tax asset to be utilized.

        Deferred income tax is provided on temporary taxable differences arising on investments in subsidiaries, unless the parent company is able to control the timing when the deferred tax is to be realized and it is likely that the deferred tax will not be realized within the foreseeable future.

        Deferred tax is calculated at the tax rates applicable on the balance sheet date for the income years in which the tax asset is expected to be utilized.

Significant accounting estimates

        Management is required to make an estimate in the recognition of deferred tax assets. The assessment is based on latest budgets and forecasts approved by the board of directors that include revenue from existing and expected future contracts for the sale of IMVAMUNE/IMVANEX and development projects. In management's opinion, it is probable that sufficient taxable income will be available against which the unused tax losses can be utilized.

Notes to the Consolidated Financial Statements (Continued)

13 Tax for the year (Continued)

DKK thousand	2014	2013
Tax recognized in the income statement
Current tax on profit for the year	15,814	1,443
Adjustments to current tax for previous years	1,290	793

Current tax	17,104	2,236

Change in deferred tax	13,815	10,990
Adjustment of deferred tax due to changed tax rates	—	37,961
Adjustment of deferred tax due to change in estimates of timing	7,473	—
Adjustments to deferred tax for previous years	28	1,744

Deferred tax	21,316	50,695

Tax for the year recognized in the income statement	38,420	52,931

Tax on income for the year is explained as follows:
Income before company tax	64,360	6,202
Calculated tax (24.5%/25%) tax on income before company tax	15,768	1,551
Tax effect on:
Different tax percentage in foreign subsidiaries	(344)	250
Non-recognized deferred tax asset on current year losses in foreign subsidiaries	9,716	9,230
Expenses that are not deductible for tax purposes	4,485	1,402
Adjustment of deferred tax due to changed tax rates	—	37,961
Adjustment of deferred tax due to change in estimates of timing	7,473	—
Adjustments to deferred tax for previous years	28	1,744
Adjustments to current tax for previous years	1,290	793
Other corrections	4	—

Tax on income for the year	38,420	52,931

Tax recognized in other comprehensive income
Tax on fair value adjustment of financial instruments entered into to hedge future cash flow	—	183

Tax for the year recognized in the other comprehensive income	—	183

Tax recognized in equity
Tax on share based payment	(19,271)	—

Tax for the year recognized in equity	(19,271)	—

Notes to the Consolidated Financial Statements (Continued)

13 Tax for the year (Continued)

Deferred tax

        Recognized deferred tax assets relate to temporary differences between valuations for accounting and taxation purposes and tax losses carried forward:

2014

DKK thousand	January 1, 2014	Recognized in the income statement	Recognized in equity	December 31, 2014
Intangible assets	(15,081)	10,887	—	(4,194)
Property, plant and equipment	3,034	(2,043)	—	991
Inventories	27	(28)	—	(1)
Accrued project costs	319	(249)	—	70
Obligations	6,574	(5,770)	—	804
Prepayment from customers	36,854	1,275	—	38,129
Share-based payment	—	5,294	19,271	24,565
Tax losses carried forward	91,904	(30,682)	—	61,222

Recognized deferred tax assets	123,631	(21,316)	19,271	121,586

2013

DKK thousand	January 1, 2013	Recognized in the income statement	Recognized in other comprehensive income	December 31, 2013
Intangible assets	(17,940)	2,859	—	(15,081)
Property, plant and equipment	2,189	845	—	3,034
Inventories	3,277	(3,250)	—	27
Accrued project costs	(119)	438	—	319
Obligations	8,669	(1,912)	(183)	6,574
Prepayment from customers	48,903	(12,049)	—	36,854
Tax losses carried forward	129,530	(37,626)	—	91,904

Recognized deferred tax assets	174,509	(50,695)	(183)	123,631

        Deferred tax assets arising from temporary deductible differences and tax losses carried forward are recognized to the extent they are expected to be offset against future taxable income.

        Recognized tax losses carried forward relate to Bavarian Nordic A/S and the two Danish subsidiaries Aktieselskabet af 1. juni 2011 I and BN Infectious Diseases A/S.

        The tax value of non-recognized tax losses carried forward in Bavarian Nordic A/S and the two Danish subsidiaries amounts to DKK 182 million (DKK 182 million).

        The tax value of non-recognized tax losses and tax credits carried forward in subsidiary Bavarian Nordic, Inc. amounts to DKK 204.9 million (DKK 158.6 million) of which DKK 30.7 million

Notes to the Consolidated Financial Statements (Continued)

13 Tax for the year (Continued)

(DKK 22.8 million) relates to state tax and DKK 174.2 million (DKK 135.8 million) relates to federal tax.

        Bavarian Nordic GmbH and Bavarian Nordic Washington DC, Inc. have no tax losses carried forward.

        The Company's right to use the tax losses carried forward is not time-limited.

        In the calculation of deferred tax as of December 31, 2014, the Company has taken into account the gradual reduction of the Danish corporation tax rate from 25% in 2013 to 22% in 2016.

14 Earnings per share (EPS)

Accounting policies

        Earnings per share is calculated as the profit or loss for the year compared to the weighted average of the issued shares in the financial year. The basis for the calculation of diluted earnings per share is the weighted-average number of ordinary shares in the financial year adjusted for the dilutive effects of warrants.

DKK thousand	2014	2013
Net profit/loss for the year	25,940	(46,729)
Weighted-average number of ordinary shares (thousand units)	26,359	26,094
Earnings per share of DKK 10	1.0	(1.8)
Weighted-average number of ordinary shares, diluted (thousand units)	26,840	26,094
Diluted earnings per share of DKK 10	1.0	(1.8)

        Outstanding warrants have been included in the calculation of diluted earnings per share for 2014. The outstanding warrants are excluded in the calculation for 2013, as the inclusion of potential shares would improve earnings per share for 2013 as net profit for the year is negative.

2014-program	497,500	—
2013-programs	589,550	651,000
2012-programs	434,525	478,900
2011-program	130,500	363,650
2010-programs	66,646	410,883
2009-programs	—	368,484

Outstanding warrants, cf. note 27	1,718,721	2,272,917

15 Intangible assets

Accounting policies

        Intangible assets are measured at historic cost less accumulated amortization and impairment losses. Development projects that meet the requirements for recognition as assets are measured at direct cost relating to the development projects. Interest expenses on borrowings to finance the production of intangible assets are included in cost if they relate to the period of production. Other borrowing costs are expensed.

Notes to the Consolidated Financial Statements (Continued)

15 Intangible assets (Continued)

        Capitalized development costs regarding the registration of IMVAMUNE under the RFP-3 contract with the U.S. Government are expensed (amortized) and recognized in the income statement under research and development costs when the related income on delivery of the development results have been earned and recognized as revenue, which may be before the completion of the development project and obtaining of approval. When the development has been completed and IMVAMUNE/IMVANEX has been approved by the FDA, the remaining carrying amount will be amortized in concurrence with the delivery of doses over the expected economic life of the asset.

        Expensing (amortization) of capitalized development costs prior to the completion of the development project is shown as disposals under cost. Amortization made after obtaining approval is shown under accumulated amortization.

        Purchased rights or rights acquired in connection with acquisitions which fulfil the requirements for recognition are measured at cost. Amortization is provided on a straight-line basis over the useful economic lives of the assets, max. 15 years.

        Software is amortized on a straight-line basis over 3 years.

Impairment

        The carrying amounts of intangible assets carried at cost or amortized cost are tested at least annually to determine whether there are indications of any impairment in excess of that expressed in normal amortization. If that is the case, the asset is written down to the recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Impairment losses on intangible assets are recognized under the same line item as amortization of the assets.

        For development projects in progress, the recoverable amount is assessed annually, regardless of whether any indications of impairment have been found.

Significant accounting estimates

        Management has assessed that development costs relating to the registration of IMVAMUNE/IMVANEX under the RFP-3 contract with the U.S. Government continue to meet the conditions for capitalization.

        In 2013, the Company started expensing (amortizing) capitalized development costs under the IMVAMUNE/IMVANEX project, as the Company is receiving payment for the delivered development results as from 2013 and recognizing payments as revenue when received. Management believes that the development results have been delivered at the time when the Company's right to payment has vested, and that the delivered development results represent a separate value to the U.S. Government. The right to payment vests simultaneously with the delivery of the doses. Accordingly, expensing (amortization) of the development costs is commenced before completion of the project and approval of IMVAMUNE/IMVANEX. We received funding of $25 million from the U.S. Government to cover additional costs of the expansion of the study and, therefore, 25% (1,000 subjects/4,000 subjects) of the Phase 3 costs have been recognized as contract costs under "Production costs" and $25 million has been recognized as revenue. The remaining 75% (3,000

Notes to the Consolidated Financial Statements (Continued)

15 Intangible assets (Continued)

subjects/4,000 subjects) of the Phase 3 costs have been capitalized under the IMVAMUNE/IMVANEX development project.

2014

DKK thousand	Acquired patents and licenses	Software	IMVAMUNE/ IMVANEX development project	Other intangible assets in progress	Total
Costs as of January 1, 2014	30,873	52,498	76,955	3,949	164,275
Additions	4,132	1,242	46,937	1,284	53,595
Transfer	—	3,208	—	(3,208)	—
Transfer to/from property, plant and equipment	—	358	—	(742)	(384)
Disposals	—	(105)	(45,535)	—	(45,640)
Exchange rate adjustments	3,143	42	—	—	3,185

Cost as of December 31, 2014	38,148	57,243	78,357	1,283	175,031

Amortization as of January 1, 2014	10,356	49,290	—	—	59,646
Amortization	2,377	3,163	—	—	5,540
Disposals	—	(87)	—	—	(87)
Exchange rate adjustments	696	42	—	—	738

Amortization as of December 31, 2014	13,429	52,408	—	—	65,837

Carrying amount as of December 31, 2014	24,719	4,835	78,357	1,283	109,194

Geographical split of intangible assets—2014
Denmark					84,444
Germany					31
USA					24,719

Total intangible assets					109,194

        IMVAMUNE/IMVANEX development project includes development costs related to the registration of IMVAMUNE/IMVANEX under the RFP-3 contract. The disposals relates to delivery of development results, see the accounting policies described above.

        Other intangible assets in progress include investments in software.

Notes to the Consolidated Financial Statements (Continued)

15 Intangible assets (Continued)

2013

DKK thousand	Acquired patents and licenses	Software	IMVAMUNE/ IMVANEX development project	Other intangible assets in progress	Total
Costs as of January 1, 2013	25,741	51,592	122,723	3,519	203,575
Additions	5,954	492	102,277	2,302	111,025
Transfer	—	667	—	(667)	—
Transfer to property, plant and equipment	—	—	—	(1,205)	(1,205)
Disposals	—	(237)	(148,045)	—	(148,282)
Exchange rate adjustments	(822)	(16)	—	—	(838)

Cost as of December 31, 2013	30,873	52,498	76,955	3,949	164,275

Amortization as of January 1, 2013	8,631	46,459	—	—	55,090
Amortization	1,894	3,083	—	—	4,977
Disposals	—	(237)	—	—	(237)
Exchange rate adjustments	(169)	(15)	—	—	(184)

Amortization as of December 31, 2013	10,356	49,290	—	—	59,646

Carrying amount as of December 31, 2013	20,517	3,208	76,955	3,949	104,629

Geographical split of intangible assets—2013
Denmark					84,474
Germany					75
USA					20,080

Total intangible assets					104,629

16 Property, plant and equipment

Accouting policies

        Property, plant and equipment include land and buildings, production equipment, leasehold improvements, office and IT equipment and laboratory equipment and is measured at cost less accumulated depreciation and impairment losses.

        Cost includes the costs directly attributable to the purchase of the asset, until the asset is ready for use. For assets constructed by the Company, cost includes materials, components, third-party suppliers and labour.

        Interest expenses on loans to finance the construction of property, plant and equipment are included in cost if they relate to the construction period. Other borrowing costs are recognized in the income statement.

Notes to the Consolidated Financial Statements (Continued)

16 Property, plant and equipment (Continued)

        Depreciation is charged over the expected economic lives of the assets, and the depreciation methods, expected lives and residual values are reassessed individually for the assets at the end of each financial year. Assets are depreciated on a straightline basis over their estimated useful lives as follows:

Buildings	10 - 20 years
Installations	5 - 15 years
Leasehold improvements	5 years
Office and IT equipment	3 - 5 years
Laboratory equipment	5 - 10 years
Production equipment	3 - 15 years

Impairment

        The carrying amounts of property, plant and equipment carried at cost or amortized cost are tested annually to determine whether there are indications of any impairment in excess of that expressed in normal depreciation. If that is the case, the asset is written down to the recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Impairment losses on property, plant and equipment are recognized under the same line item as depreciation of the assets.

Grants

        Grants that compensate the Group for purchase of assets are recognized initially in the balance sheet as a liability and are then recognized in the income statement on a systematic basis over the useful life of the asset.

Significant accounting estimates

        The management reviews the estimated useful lives of material property, plant and equipment at the end of each financial year. Management's review of useful lives in 2014 did not give rise to any changes as compared with 2013.

Notes to the Consolidated Financial Statements (Continued)

16 Property, plant and equipment (Continued)

2014

DKK thousand	Land and buildings	Leasehold improvement	Plant and machinery	Other fixtures and fittings, other plant and equipment	Assets under construction	Total
Costs as of January 1, 2014	243,166	12,437	247,936	76,791	39,307	619,637
Additions	26,079	64	1,027	3,211	22,011	52,392
Transfer	35,001	—	—	1,928	(36,929)	—
Transfer to/from intangible assets	—	—	—	742	(358)	384
Disposals	—	—	—	(8,694)	—	(8,694)
Exchange rate adjustments	(2)	382	—	1,833	—	2,213

Cost as of December 31, 2014	304,244	12,883	248,963	75,811	24,031	665,932

Depreciation and impairment losses as of January 1, 2014	65,081	11,144	165,140	55,526	—	296,891
Depreciation	13,019	504	19,217	6,633	—	39,373
Disposals	—	—	—	(8,625)	—	(8,625)
Exchange rate adjustments	—	343	—	1,377	—	1,720

Depreciation and impairment losses as of December 31, 2014	78,100	11,991	184,357	54,911	—	329,359

Carrying amount as of December 31, 2014	226,144	892	64,606	20,900	24,031	336,573

Geographical split of property, plant and equipment—2014
Denmark						330,011
Germany						2,467
USA						4,095

Total property, plant and equipment						336,573

        Property, plant and equipment under construction mainly includes investment in equipment and a small scale filling line at December 31, 2014.

        Mortgage loans of DKK 35 million are secured by mortgages totaling DKK 50 million on the property Bøgeskovvej 9/Hejreskovvej 10A, Kvistgaard. In addition, as of December 31, 2014, mortgage deeds for a total of DKK 75 million have been issued. The carrying amount of assets mortgaged in security of mortgage loans is DKK 291 million.

Notes to the Consolidated Financial Statements (Continued)

16 Property, plant and equipment (Continued)

2013

DKK thousand	Land and buildings	Leasehold improvement	Plant and machinery	Other fixtures and fittings, other plant and equipment	Assets under construction	Total
Costs as of January 1, 2013	236,710	22,251	237,829	100,477	16,777	614,044
Additions	1,097	880	1,288	3,901	37,244	44,410
Transfer	5,359	—	7,682	1,616	(14,657)	—
Transfer from intangible assets	—	—	1,205	—	—	1,205
Disposals	—	(10,564)	(69)	(28,620)	(54)	(39,307)
Exchange rate adjustments	—	(130)	1	(583)	(3)	(715)

Cost as of December 31, 2013	243,166	12,437	247,936	76,791	39,307	619,637

Depreciation as of January 1, 2013	53,055	20,987	146,262	73,206	—	293,510
Depreciation	12,026	606	18,922	7,320	—	38,874
Disposals	—	(10,332)	(44)	(24,556)	—	(34,932)
Exchange rate adjustments	—	(117)	—	(444)	—	(561)

Depreciation as of December 31, 2013	65,081	11,144	165,140	55,526	—	296,891

Carrying amount as of December 31, 2013	178,085	1,293	82,796	21,265	39,307	322,746

Geographical split of property, plant and equipment—2013
Denmark						314,845
Germany						2,550
USA						5,351

Total property, plant and equipment						322,746

        Property, plant and equipment under construction mainly includes investment related to the expansion of the facility in Kvistgaard (DKK 31.1 million) at December 31, 2013.

        The Company decided at the end of 2012 to discontinue its operations at the facility in Berlin where the production of clinical trial material to the MVA-BN-based vaccine candidates had taken place. The disposals of assets in 2013 primarily relates to the close down of the facility in Berlin.

        Mortgage loans of DKK 37 million are secured by mortgages totaling DKK 50 million on the property Bøgeskovvej 9/Hejreskovvej 10A, Kvistgaard. In addition, as of December 31, 2013, mortgage deeds for a total of DKK 75 million have been issued in security of a construction loan of DKK 43 million.

        The carrying amount of assets mortgaged in security of mortgage and construction loans is DKK 261 million.

Notes to the Consolidated Financial Statements (Continued)

17 Inventories

Accounting policies

        Inventories except for raw materials are measured at the lower of cost using the weighted average cost formula method less write-downs for obsolescence and net realisable value. Raw materials are measured at cost based on the FIFO method.

        For raw materials, cost is determined as direct acquisition costs incurred. The cost of finished goods produced in-house and work in progress includes raw materials, consumables, filling cost, QC testing and direct payroll costs plus indirect costs of production.

        Indirect costs of production include indirect materials and labour as well as maintenance of and depreciation on the machinery used in production processes, factory buildings and equipment used and cost of production administration and management.

        The net realisable value is the estimated sales price in the ordinary course of business less relevant sales costs determined on the basis of marketability, obsolescence and changes in the expected sales price.

Significant accounting estimates

        Production overheads are measured on the basis of actual costs. The basis of the actual costs is reassessed regularly to ensure that they are adjusted for changes in the utilization of production capacity, production changes and other relevant factors.

        Biological living material is used, and the measurements and assumptions for the estimates made may be incomplete or inaccurate, and unexpected events or circumstances may occur, which may cause the actual outcomes to later deviate from these estimates. It may be necessary to change previous estimates as a result of changes in the assumptions on which the estimates were based or due to new information or subsequent events, for which certainty could not be achieved in the earlier estimates.

        Estimates that are material to the financial reporting are made in the determination of any impairment of inventories as a result of 'out-of-specification' products, expiry of products and sales risk.

DKK thousand	2014	2013
Raw materials and supply materials	21,676	14,901
Work in progress	115,313	237,272
Manufactured goods and commodities	30,749	50,008
Write-down on inventory	(45,891)	(68,530)

Inventories	121,847	233,651

Write-down on inventory as of January 1	(68,530)	(31,463)
Write-down for the year	(490)	(53,913)
Use of write-down	11,039	2,475
Reversal of write-down	12,090	14,371

Write-down on inventory as of December 31	(45,891)	(68,530)

Cost of goods sold amounts to, cf. note 4	411,112	328,077

Notes to the Consolidated Financial Statements (Continued)

18 Trade receivables

Accounting policies

        Receivables are measured at initial recognition at fair value and subsequently at amortized value usually equal to the nominal value, net of depreciation, to counter the loss after an individual assessment of risk of loss.

DKK thousand	2014	2013
Trade receivables from IMVAMUNE/IMVANEX sale	131,488	88,790
Trade receivables from contract work	55,295	21,327

Trade receivables	186,783	110,117

        There are no overdue receivables and there is no provision for bad debts as no losses are expected on trade receivables.

19 Other receivables

Accounting policies

        Receivables are measured at initial recognition at fair value and subsequently at amortized value usually equal to the nominal value.

DKK thousand	2014	2013
Deposits	792	831
Receivable VAT and duties	5,919	8,571
Interest receivables	8,448	2,955
Other receivables	149	1,088

Other receivables	15,308	13,445

Classified as:
Non-current assets	792	831
Current assets	14,516	12,614

Other receivables	15,308	13,445

20 Prepayments

Accounting policies

        Prepayments recognized under assets include costs paid in respect of subsequent financial years, including project costs incurred that relate to revenue of subsequent years. Prepayments are measured at cost.

DKK thousand	2014	2013
Accrued project costs	313	1,301
Other prepayments	11,044	10,605

Prepayments	11,357	11,906

Notes to the Consolidated Financial Statements (Continued)

21 Other liabilities

Accouting policies

        Derivative financial instruments and liability relating to phantom shares are measured at fair value. For further details regarding measurement of fair value for phantom shares see note 27.

        Other financial liabilities are measured at initial recognition at fair value less any transaction costs. Subsequent other financial liabilities are measured at amortized cost using the effective interest method, whereby the difference between proceeds and the nominal value is recognized in the income statement as a financial expense over the period. Amortized cost usually equal to the nominal value.

DKK thousand	2014	2013
Derivative financial instruments at fair value in the income statement	710	733
Liability relating to phantom shares	17,176	2,747
Payable salaries, holiday accrual etc.	61,934	58,402
Other accrued costs	63,463	52,185

Other liabilities	143,283	114,067

        For a further description of financial instruments see note 22. The phantom share programs are described in note 27.

22 Financial risks and financial instruments

Accounting policies

Derivative financial instruments

        On initial recognition, derivative financial instruments are measured at the fair value on the settlement date.

        Directly attributable costs related to the purchase or issuance of the individual financial instruments (transaction costs) are added to the fair value on initial recognition, unless the financial asset or the financial liability is measured at fair value with recognition of fair value adjustments in the income statement. Subsequently, they are measured at fair value at the balance sheet date based on the official exchange rates, market interest rates and other market data such as volatility adjusted for the special characteristics of each instrument.

        Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as fair value hedges of a recognized asset or a recognized liability are recognized in the income statement together with any changes in the value of the hedged asset or hedged liability. Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as effective hedges of future transactions are recognized as comprehensive income. The ineffective portion is recognized immediately in the income statement. When the hedged transactions are realized, cumulative changes are recognized as part of the cost of the transactions in question.

        For derivative financial instruments that do not qualify for hedge accounting, changes in fair value are recognized as financial income and financial expenses in the income statement as they occur.

Notes to the Consolidated Financial Statements (Continued)

22 Financial risks and financial instruments (Continued)

Securities

        Securities consist of listed bonds, which are measured at fair value as of the balance sheet date. Bonds with a maturity of less than three months on the date of acquisition are recognized in the line item "Cash and cash equivalents". Bavarian Nordic's portfolio of securities is treated as "financial items at fair value through profit or loss", as the portfolio is accounted for and valued on the basis of the fair value in compliance with Bavarian Nordic's investment policy.

        Both realized and unrealized value adjustments are recognized in the income statement under financials.

DKK thousand	2014	2013
Categories of financial instruments
Trade receivables	186,783	110,117
Other receivables	15,308	13,445

Loan and receivables	202,091	123,562

Cash and cash equivalents	398,357	346,799

Cash and cash equivalents	398,357	346,799

Securities	581,350	185,282

Financial assets measured at fair value in the income statement	581,350	185,282

Mortgage debt	35,178	36,981
Bank debt	—	43,334
Trade payables	58,666	113,510
Other liabilities	125,397	110,587

Financial obligations measured at amortized cost	219,241	304,412

Derivative financial instruments at fair value in the income statement (currency)	710	733
Liability relating to phantom shares	17,176	2,747

Financial liabilities measured at fair value in the income statement	17,886	3,480

Policy for managing financial risks

        Through its operations, investments and financing the Bavarian Nordic Group is exposed to fluctuations in exchange rates and interest rates. These risks are managed centrally in the Parent Company, which manages the Group's liquidity. The Group pursues a treasury policy approved by the board of directors. The policy operates with a low risk profile, so that exchange rate risks, interest rate risks and credit risks arise only in commercial relations. The Group therefore does not undertake any active speculation in financial risk.

        The Group's capital structure is regularly assessed by the board of directors relative to the Group's cash flow position and cash flow budgets.

Notes to the Consolidated Financial Statements (Continued)

22 Financial risks and financial instruments (Continued)

Market risks

        The Group is exposed to interest rate and foreign exchange risks as described below. Management believes that the Group is not sensitive to price risks as its raw material purchases make up a very modest part of its total production costs.

Interest rate risk

        It is the Group's policy to hedge interest rate risks on loans whenever it is deemed that interest payments can be hedged at a satisfactory level relative to the related costs. Hedging will then consist of interest rate swaps that convert floating rate loans to fixed rate loans. The interest rate risk involved in placing cash funds and investing in securities is managed on the basis of duration.

Exchange rate risks

        The Group's exchange rate exposure is primarily to U.S. dollar and EUR. The exchange rate exposure to U.S. dollar is hedged to the greatest possible extent by matching incoming and outgoing payments denominated in U.S. dollar, looking at maximum one year ahead. Regular assessments are made of whether the remaining net position should be hedged by currency forward contracts or currency option contracts. The exposure to EUR is not hedged as management believes that fluctuations in EUR are limited due to the Danish fixed-rate policy which we expect to be maintained. Thus the fluctuations in EUR do not have a significant impact on financial performance.

Exchange rate risks in respect of recognized financial assets and liabilities

        The Group's exposure to currency is shown below.

DKK thousand	Cash and cash equivalents, securities	Receivables	Liabilities	Net position	Covered	Non-secure net position
2014
EUR	7,692	2,010	(13,911)	(4,209)	—	(4,209)
U.S. dollar	189,469	178,412	(100,821)	267,060	—	267,060
2013
EUR	4,992	1,214	(71,549)	(65,343)	—	(65,343)
U.S. dollar	137,652	110,806	(124,963)	123,495	—	123,495

Notes to the Consolidated Financial Statements (Continued)

22 Financial risks and financial instruments (Continued)

Sensitivity analysis on exchange rates

        The table below shows the net effect it would have had on equity and profit for the year if the year-end exchange rates of U.S. dollar and EUR had been 15% or 1%, respectively, higher than the actual exchange rates.

DKK thousand	Likely change in exchange rate	Hypothetical change in equity	Hypothetical change in profit
2014
Change if higher $-rate than actual rate	15%	46,979	102,210
Change if higher EUR-rate than actual rate	1%	817	13
2013
Change if higher $-rate than actual rate	15%	33,604	76,107
Change if higher EUR-rate than actual rate	1%	772	31

Derivative financial instruments not designated as hedge accounting

        Currency forward contracts and currency option contracts which are not designated in hedge accounting are classified as held for trading with fair value adjustments recognized in the income statement.

        When the Company has temporary excess of U.S. dollar, the U.S. dollar are sold and repurchased at a lower $-rate, if possible, entering currency swaps.

        The open currency contracts are specified as follows:

	2014			2013
DKK thousand	Residual maturity	Contract amount based on agreed rates	Fair value as of December 31	Residual maturity	Contract amount based on agreed rates	Fair value as of December 31
Currency option contracts
Buy put option of $25 million ($-rate 5.80)	0 - 3 months	145,000	—
Sell call option of $10 million ($-rate 5.80)	0 - 3 months	58,000	(3,318)
Buy put option of $25 million ($-rate 5.90)	0 - 3 months	147,525	142
Sell call option of $10 million ($-rate 5.90)	0 - 3 months	59,010	(2,352)
Currency swap contracts
Buy $25 million (buy $33 million)	0 - 3 months	148,476	4,818	0 - 3 months	176,399	(733)

Total			(710)			(733)

Notes to the Consolidated Financial Statements (Continued)

22 Financial risks and financial instruments (Continued)

Credit risk related to cash

        The Group's bank deposits are placed in deposit accounts without restrictions. The Group's cash and cash equivalents totaled DKK 398.4 million as of December 31, 2014 (DKK 346.8 million).

        The Group's fixed rate bond portfolio expires as shown below. Amounts are stated excluding interest.

	2014		2013
DKK thousand	Fair value as of December 31	Effective interest	Fair value as of December 31	Effective interest
Bond portfolio
Within 0 - 2 years	64,396	–1.3%	102,848	0.2%
Within 2 - 5 years	378,151	0.4%	53,674	1.0%
After 5 years	138,803	3.1%	28,760	3.8%

Total	581,350	1.0%	185,282	1.0%

        Fluctuations in interest rate levels affect the Group's bond portfolio. An increase in the interest rate level by 1 percentage point relative to the interest rate level on the balance sheet date would have had a negative effect of DKK 4-5 million on the Group's profit and equity (DKK 5-6 million). A corresponding fall in the interest rate level would have had an equivalent positive effect on profit and equity.

        The Group's finacial liabilites mature as shown below. Amounts are stated including interest.

DKK thousand	Due within 1 year	Due between 1 and 5 years	Due after 5 years	Total
2014
Credit institutions	3,548	14,091	32,771	50,410
Trade payables	58,666	—	—	58,666
Other liabilities	142,613	—	—	142,613

Non-derivative financial liabilities	204,827	14,091	32,771	251,689

Derivative financial liabilities	710	—	—	710

2013
Credit institutions	11,615	52,446	36,277	100,338
Trade payables	113,510	—	—	113,510
Other liabilities	113,830	—	—	113,830

Non-derivative financial liabilities	238,955	52,446	36,277	327,678

Derivative financial liabilities	733	—	—	733

        With respect to the Group's mortgage debt, an increase in the applicable interest rate by 1 percentage point would have had a negative impact on the Group's profit and equity of DKK 0.4 million. A corresponding fall in the interest rate would have had an equivalent positive impact.

Notes to the Consolidated Financial Statements (Continued)

22 Financial risks and financial instruments (Continued)

        The Company has a credit facility of DKK 20 million (DKK 120 million). As of December 31, 2014 the credit facility is not used.

Credit risks

        The primary credit risk relates to trade receivables. The Group's customers are predominantly public authorities, and the credit risk on the Company's receivables is therefore considered to be very low.

        As of December 31, 2014, none of the receivables were overdue.

        Cash and cash equivalents are not deemed to be subject to any special credit risk as they are deposited with Nordea. The bond portfolio is invested in either Danish government bonds, Danish mortgage bonds or bonds issued by Danish banks with high ratings.

Optimization of capital structure

        Management regularly assesses whether the Group's capital structure best serves the interests of the Company and its shareholders. The overall goal is to ensure that the Group has a capital structure which supports its long-term growth target.

Fair value hierarchy for financial instruments measured at fair value

DKK thousand	Level 1	Level 2	Total
2014
Securities	581,350	—	581,350

Financial assets measured at fair value in the income statement	581,350	—	581,350

Derivative financial instruments at fair value in the income statement (currency)	—	(710)	(710)

Financial liabilities measured at fair value in the income statement	—	(710)	(710)

2013
Securities	185,282	—	185,282

Financial assets measured at fair value in the income statement	185,282	—	185,282

Derivative financial instruments at fair value in the income statement (currency)	—	(733)	(733)

Financial liabilities measured at fair value in the income statement	—	(733)	(733)

Securities (level 1)

        The portfolio of publicly traded government bonds and publicly traded mortgage bonds is valued at listed prices and price quotas.

Notes to the Consolidated Financial Statements (Continued)

22 Financial risks and financial instruments (Continued)

Derivative financial instruments (level 2)

        Currency forward contracts, currency option contract and currency swap contracts are valued according to generally accepted valuation methods based on relevant observable swap curves and exchange rates.

23 Provisions

Accounting policies

        Provisions are recognized when the Company has an obligation as a result of events in the current or in previous financial years with a probability that the obligation will result in an outflow of the Company's financial resources.

        Provisions are measured as the best estimate of the costs needed at the balance sheet date to settle obligations. Provisions also include contingent payments at the conclusion of agreements, contracts, etc. Contingent payments are measured at fair value calculated as the probability that the results, which trigger future payments, are achieved and a fixed discount factor. Where payment is subject to continuing employment with the Group, the provision is built up over the vesting period. Changes to the assessed fair value of the contingent payments due to changes in risk factors are recognized in administrative costs. Adjustment of net present value is recognized as a financial expense.

Significant accounting estimates

        A management estimate is required on recognition of contingent payments (incentive agreements with current and former members of the group management). Management considers in the light of expectations for the coming year's research and development achievements the likelihood that expected results will trigger contingent payments. Contingent payments were DKK 22 million as of December 31, 2014 (DKK 16 million as of December 31, 2013).

        The estimates and assumptions applied are based on historical experience and other factors which management considers relevant under the circumstances, but which are inherently incomplete and inaccurate at the time of presentation of the financial statements, and unexpected events or circumstances may arise. The Company is subject to risks and uncertainties which may have the effect that the actual outcomes may deviate from the estimates made.

DKK thousand	2014	2013
Provisions as of January 1	17,103	32,052
Additions during the year	6,001	311
Disposals during the year	(287)	(15,260)

Provisions as of December 31	22,817	17,103

Long-term incentive agreements:
Paul Chaplin	1,861	1,113
James B. Breitmeyer	2,291	1,525
Reiner Laus	18,057	13,570
Closure of Berlin facility	608	895

Provisions as of December 31	22,817	17,103

Notes to the Consolidated Financial Statements (Continued)

23 Provisions (Continued)

DKK thousand	Due within 1 year	Due between 1 and 5 years	Due after 5 years	Total
2014	4,214	16,202	2,401	22,817
2013	2,273	11,947	2,883	17,103

        A long-term incentive agreement was entered into with Paul Chaplin in 2009. The incentive scheme offers one-off payments ranging from EUR 150,000 up to EUR 1.5 million. The one-off payments are subject to achievement of various potential future milestones and are furthermore conditional upon continuing employment (irrespective of the position held) with the Company at the time of the achievement of the respective milestone event. The long-term incentive scheme expires on December 31, 2015. Bavarian Nordic A/S has no obligation to continue other similar programs after that date.

        The total outstanding consideration to Paul Chaplin amounts to a maximum of DKK 31 million but the Company only expects to pay-out a total amount of DKK 2 million before the incentive agreement expires end 2015.

        In connection with the appointment of James B. Breitmeyer in 2013 a long-term incentive agreement was signed. The incentive scheme offers one-off payments ranging from $300.000 up to $1 million. The one-off payments are subject to achievement of various potential future milestones in relation to PROSTVAC and are furthermore conditional upon continuing employment with the Company at the time of the achievement of the respective milestone event.

        The total outstanding consideration to James B. Breitmeyer amounts to a maximum of DKK 12 million. The risk-adjusted net present value amounts to DKK 5 million, of which DKK 2 million has been accrued as per December 31, 2014.

        As part of an agreement entered into between the Company and the former Division President for Cancer Immunotherapy Reiner Laus regarding the Company's purchase of his shares in Bavarian Nordic, Inc. (formerly BN ImmunoTherapeutics, Inc.) in December 2009, Reiner Laus is entitled to receive a consideration triggered upon successful achievement of certain predefined milestones. In addition, a separate agreement regarding cancellation of certain contractual rights for Reiner Laus' sale of shares in Bavarian Nordic, Inc. entitles Reiner Laus to a consideration upon successful achievement of certain pre-defined milestones.

        The total outstanding consideration to Reiner Laus amounts to a maximum of DKK 55 million. The risk-adjusted net present value amounts to DKK 18 million. The agreement remains unchanged after Reiner Laus' resignation.

        The Company decided at the end of 2012 to discontinue its operations at the facility in Berlin. The Company still have a provision of DKK 1 million for repayment of some investment grants received from the German authorities, as Bavarian Nordic no longer meets all the criteria for receipt of the grants already disbursed.

Notes to the Consolidated Financial Statements (Continued)

24 Debt to credit institutions

Accounting policies

        Mortgage loans are measured at the time of borrowing at fair value less any transaction costs. Subsequently, mortgage debt is measured at amortized cost. This means that the difference between the proceeds of the loan and the amount to be repaid is recognized in the income statement over the term of the loan as a financial expense using the effective interest method.

DKK thousand	Due within 1 year	Due between 1 and 5 year	Due after 5 years	Total
2014
Mortgage(1)	626	2,782	16,638	20,046
Mortgage(2)	1,259	5,640	8,233	15,132

Total	1,885	8,422	24,871	35,178

2013
Mortgage(1)	601	2,669	17,377	20,647
Mortgage(2)	1,203	5,392	9,739	16,334
Construction loan (USD)(3)	6,677	36,657	—	43,334

Total	8,481	44,718	27,116	80,315

(1)
Fixed interest 4.1684% — expiry 2035
(2)
Fixed interest 4.5352% — expiry 2024
(3)
Variable interest

        The fair value of the debt amounts to DKK 38 million (DKK 83 million) based on the market value of the underlying bonds.

        The construction loan has been fully repaid in 2014.

25 Prepayment from customers

Accounting policies

        Advance payments are recognized under liabilities and will be recognized in the income statement as the delivery of paid products takes place.

DKK thousand	2014	2013
Prepayment from customers as of January 1	150,425	195,612
Prepayments received during the year	458,857	274,826
Recognized as income during the year	(234,092)	(320,013)

Prepayment from customers as of December 31	375,190	150,425

        In October 2014, Bavarian Nordic entered into a global license and supply agreement for the MVA-BN Filovirus (Ebola and Marburg) vaccine candidate with Crucell Holland B.V. Under this contract the Company has received a prepayment of DKK 356 million for Bulk Drog Substance (BDS) product to be delivered to Crucell during 2015. Revenue will be recognized along with the delivery of the BDS in 2015.

Notes to the Consolidated Financial Statements (Continued)

25 Prepayment from customers (Continued)

        In April 2013, Bavarian Nordic received a new order from the U.S. Government for the delivery of up to 8 million doses of IMVAMUNE/IMVANEX. The Company received a total prepayment of DKK 158 million relating to the delivery of the first 4 million doses. The delivery of these doses was completed in the first half of 2014. In September 2014 the Company received the order for the last 4 million doses, following a prepayment of DKK 99 million. If Bavarian Nordic fails to fulfill the contract, the Company has a repayment obligation. It is the Company's assessment that the repayment obligation is reduced concurrently with delivery of vaccines, and a proportionate share of the prepayment is recognized as revenue in concurrence with the delivery of the doses. At year-end 2014, only 276 thousand doses remain to be delivered corresponding to a deferred revenue of DKK 7 million.

        In 2012 the FDA requested to expand the Phase 3 study of IMVAMUNE/IMVANEX by an additional 1,000 subjects, bringing the total enrollment in the study to 4,000 patients. The Company has received funding of $25 million from U.S. Government to cover the additional costs of the expansion of the study. The funding was disbursed by way of four separate payments received in 2012 and 2013. The payments are recognized as revenue in concurrence with the recognition of the cost of the Phase 3 study. 25% of the Phase 3 costs are being expensed while the remaining 75% is being capitalized as IMVAMUNE/IMVANEX development project as described in note 15. The split between expensing (25%) and capitalizing (75%) is based on the original number of subjects in the Phase 3 study (3,000) and the increased number of subjects (4,000).

        There is no repayment obligation. As of December 31, 2014, recognition of DKK 7 million in revenue is outstanding.

        In 2012 the Company was contracted by the U.S. Government to complete a study covering the possible long-term storage of frozen Bulk Drug Substance (BDS), including collection of long-term stability data on frozen BDS. The contract runs until 2017 and has a total value of $5 million, which is being paid out in 6 separate payments. In 2014 the Company received a payment of DKK 4 million. The payments are recognized as revenue in concurrence with recognition of the cost of the study. As of December 31, 2014, recognition of DKK 5 million in revenue is outstanding. There is no repayment obligation.

26 Related party transactions

        The management and board of directors of Bavarian Nordic A/S are considered related parties.

        Besides the remuneration of the board of directors, the CEO, the CFO and other group management, cf. note 8 and note 23, and the share-based payments, cf. note 27, there are no significant transactions with related parties.

        Transactions with subsidiaries are eliminated in the consolidated financial statements, in accordance with the accounting policies.

27 Share-based payment

Accounting policies

        Share-based incentive plans in which employees can only opt to buy shares in the parent company (warrants) are measured at the equity instruments' fair value at the grant date and recognized in the income statement over the vesting period. The balancing item is recognized directly in equity. The fair value on the date of grant is determined using the Black-Scholes model.

Notes to the Consolidated Financial Statements (Continued)

27 Share-based payment (Continued)

        Cash-based incentive programs in which employees can have the difference between the agreed exercise price and the actual share price settled in cash (phantom shares) are measured at fair value at the date of grant and recognized in the income statement over the period when the final right of cash-settlement is obtained. Granted rights are subsequently re-measured on each balance sheet date and upon final settlement, and any changes in the fair value of the programs are recognized in the income statement. The balancing item is recognized under other liabilities.

        The fair value of the cash-based incentive programs is determined using the Black-Scholes model.

Incentive plans

        In order to motivate and retain key employees and encourage the achievement of common goals for employees, management and shareholders, Bavarian Nordic A/S has established an incentive plan by way of warrant plans. Furthermore, the Company has established three-year phantom share programs for all employees of the Group.

Warrants

        The board of directors has been granting warrants to the Company´s management and selected employees of the Company and its subsidiaries. Up until 2013, the Company´s board of directors were also granted warrants, but in 2014 it was decided to change the remuneration structure for the board of directors.

        The warrants are granted in accordance with the authorizations given to the board of directors by the shareholders. The board of directors has fixed the terms of and the size of the grants of warrants, taking into account authorizations from the shareholders, the Company's guidelines for incentive pay, an assessment of expectations of the recipient´s work efforts and contribution to the Company´s growth, as well as the need to motivate and retain the recipient. Grant takes place on the date of establishment of the program. Exercise of warrants is by default subject to continuing employment with the Group. The warrants granted are subject to the provisions of the Danish Public Companies Act regarding termination of employees prior to their exercise of warrants in the case of recipients who are subject to the act.

Notes to the Consolidated Financial Statements (Continued)

27 Share-based payment (Continued)

Outstanding warrant plans

        The exercise price and exercise periods for the individual grants are stated in the tables below.

2014

Program	Outstanding as of January 1	Additions	Exercised	Annulled	Terminated	Outstanding as of December 31	Can be exercised as of December 31	Average exercise price (DKK)
December 2009	368,484	—	(18,502)	(802)	(349,180)	—	—	114
May 2010	321,346	—	—	(1,009)	(320,337)	—	—	216
August 2010	30,296	—	—	(8,753)	—	21,543	21,543	192
December 2010	59,241	—	—	(14,138)	—	45,103	45,103	194
August 2011	363,650	—	(226,400)	(6,750)	—	130,500	130,500	54
May 2012	75,000	—	—	(26,500)	—	48,500	—	54
August 2012	403,900	—	—	(17,875)	—	386,025	—	59
February 2013	50,000	—	—	—	—	50,000	—	55
August 2013	531,000	—	—	(61,450)	—	469,550	—	74
December 2013	70,000	—	—	—	—	70,000	—	97
August 2014	—	505,000	—	(7,500)	—	497,500	—	131

Total	2,272,917	505,000	(244,902)	(144,777)	(669,517)	1,718,721	197,146

Notes to the Consolidated Financial Statements (Continued)

27 Share-based payment (Continued)

	Outstanding as of January 1	Additions	Exercised	Annulled	Terminated	Transferred	Outstanding as of December 31
2014
Board of Directors	142,749	—	(9,000)	—	(47,016)	(21,733)	65,000
CEO & President	169,049	50,000	—	—	(52,316)	(36,733)	130,000
Other group management	328,572	80,000	—	—	(68,373)	(100,199)	240,000
Other employees	1,290,927	375,000	(144,400)	(144,777)	(285,033)	(63,167)	1,028,550
Resigned employees	341,620	—	(91,502)	—	(216,779)	221,832	255,171

Total	2,272,917	505,000	(244,902)	(144,777)	(669,517)	—	1,718,721

Weighted average exercise price	99	131	59	—	161	—	90

Weighted average share price at exercise			172

Number of warrants which can be exercised as of December 31, 2014							197,146

at a weighted average exercise price of DKK							101

2013
Board of Directors	132,018	30,000	—	—	(19,269)	—	142,749
CEO & President	161,166	40,000	—	—	(32,117)	—	169,049
Other group management	306,945	140,000	—	—	(48,174)	(70,199)	328,572
Other employees	1,126,870	460,000	—	(70,153)	(103,550)	(122,240)	1,290,927
Resigned employees	214,210	—	—	—	(65,029)	192,439	341,620

Total	1,941,209	670,000	—	(70,153)	(268,139)	—	2,272,917

Weighted average exercise price	107	72	—	93	95	—	99

Number of warrants which can be exercised as of December 31, 2013							720,126

at a weighted average exercise price of DKK							163

Notes to the Consolidated Financial Statements (Continued)

27 Share-based payment (Continued)

Specification of parameters for Black-Scholes model	Aug 2010	Dec 2010	Aug 2011	May 2012	Aug 2012	Feb 2013	Aug 2013	Dec 2013	Aug 2014
Average share price	223.00	238.00	50.00	43.30	52.00	45.50	68.00	82.00	117.50
Average exercise price at grant	259.00	261.00	54.10	54.00	59.10	55.00	73.90	96.50	131.40
Average exercise price after rights issue(1)	192.00	194.00
Expected volatility rate	57.2%	49.5%	73.4%	52.5%	50.0%	28.3%	36.4%	35.4%	39.7%
Expected life (years)	3.0	3.0	3.3	3.3	3.3	3.1	3.3	3.3	3.3
Expected dividend per share	—	—	—	—	—	—	—	—	—
Risk-free interest rate per annum	0.77%	1.63%	1.08%	0.31%	–0.09%	0.22%	0.78%	0.74%	0.63%
Fair value at grant(2)	76	78	24	13	16	6	16	17	29
Fair value after rights issue(3)	21	23

(1)
Determined at date of rights issue 27 May 2011
(2)
Fair value of each warrant at grant date applying the Black-Scholes model
(3)
Fair value of each warrant at date of rights issue 27 May 2011 applying the Black-Scholes model

        The expected volatility is based on the historical volatility.

        Recognized costs in 2014 DKK 6.9 million compared to DKK 10.1 million in 2013.

Exercise periods

Program	Can be exercised wholly or partly in a period of 14 days commencing from the day of publication of
August 2014	Interim Report Q3 2017	Annual Report 2017	Interim Report Q1 2018	Interim Report Q2 2018
	Interim Report Q3 2018	Annual Report 2018	Interim Report Q1 2019	Interim Report Q2 2019
December 2013	Annual Report 2016	Interim Report Q2 2017	Annual Report 2017	Interim Report Q2 2018
August 2013	Interim Report Q3 2016	Interim Report Q1 2017	Interim Report Q3 2017	Interim Report Q1 2018
February 2013	Annual Report 2015	Interim Report Q2 2016	Annual Report 2016	Interim Report Q2 2017
August 2012	Interim Report Q3 2015	Interim Report Q1 2016	Interim Report Q3 2016	Interim Report Q1 2017
May 2012	Interim Report Q2 2015	Annual Report 2015	Interim Report Q2 2016	Annual Report 2016
August 2011	Interim Report Q3 2014	Interim Report Q1 2015	Interim Report Q3 2015	Interim Report Q1 2016
December 2010	Annual Report 2013	Interim Report Q2 2014	Annual Report 2014	Interim Report Q2 2015
August 2010	Interim Report Q2 2013	Annual Report 2013	Interim Report Q2 2014	Annual Report 2014

Phantom shares

        In 2011, the Company established a three-year phantom share program under which all employees in the Group receive up to six phantom shares per month free of charge during the period from January 1, 2012 to December 31, 2014. Each employee who is a full-time employee during the entire term of the plan will be eligible to receive a maximum of 216 phantom shares. This program was exercised in January 2015.

        In 2013, the Company established a three-year phantom share program covering all employees in the Group. The employees receive up to six phantom shares per month free of charge during the period from January 1, 2014 to December 31, 2016. Each employee who is a full-time employee during the entire term of the plan will be eligible to receive a maximum of 216 phantom shares.

        In 2014, the Company established a three-year phantom share program covering all employees in the Group. The employees receive up to six phantom shares per month free of charge during the period from January 1, 2015 to December 31, 2017. Each employee who is a full-time employee during the entire term of the plan will be eligible to receive a maximum of 216 phantom shares.

Notes to the Consolidated Financial Statements (Continued)

27 Share-based payment (Continued)

        Grants are made on a monthly basis during the life of the programs as long as the employee is employed with the Group.

        On expiry of the programs, the employees may exercise the phantom shares granted to them and thus be entitled to a cash bonus calculated on the basis of the increase in the price of the Company´s shares. The exercise under the 2012-2014 program and the 2014-2016 program is conditional on the price of the Company´s shares being at least 10% higher than the exercise price at the time of exercise. The exercise under the 2015-2017 program is conditional on the price of the Company´s shares being at least DKK 5 higher than the exercise price at the time of exercise.

        On expiry of the programs, former employees are entitled to settlement of the phantom shares granted during their term of employment.

2014 - 2016 program	2014
Outstanding as of January 1	—
Granted during the year	29,836

Outstanding phantom shares as of December 31	29,836

Liability in DKK thousand as of December 31	3,221

Specification of parameters for Black-Scholes model
Share price December 31	198
Average share exercise price	97
Expected volatility rate	49%
Expected life (years)	2.0
Expected dividend per share	—
Risk-free interest rate per annum	–0.06%

        The expected volatility is based on the historic volatility.

        The expense in respect of phantom shares granted in 2014 provided a cost of DKK 3.2 million.

        The liability is included in other liabilities, refer to note 21.

2012 - 2014 program	2014	2013	2012
Outstanding as of January 1	62,512	31,370	—
Granted during the year	29,174	31,142	31,370

Outstanding phantom shares as of December 31	91,686	62,512	31,370

Liability in DKK thousand as of December 31	13,955	2,747	489

Specification of parameters for Black-Scholes model
Share price December 31	198	89	50
Average share exercise price	45	45	45
Expected volatility rate	—	36%	51%
Expected life (years)	—	1.0	2.0
Expected dividend per share	—	—	—
Risk-free interest rate per annum	—	–0.02%	–0.17%

Notes to the Consolidated Financial Statements (Continued)

27 Share-based payment (Continued)

        The program is in the money and will be exercised in January 2015.

        The expected volatility is based on the historic volatility.

        The expense in respect of phantom shares granted in 2014 and revaluation of previously granted phantom shares provided a cost of DKK 11.2 million (2013: DKK 2.3 million).

        The liability is included in other liabilities, cf. note 21.

28 Contingent liabilities and other contractual obligations

DKK thousand	2014	2013
Income recognition of part of prepayment, cf. note 25, with repayment obligation in the event of breach of the replenishment contract with the U.S. government. In such event repayment must occur in U.S. dollar	99,725	53,962
The prepayments received from Crucell will have to be repaid in the event of breach of contract. In such event repayment must occur in U.S. dollar	367,284	—
Due to the increasing $-rate the obligation exceeds the recognized prepayment in note 25
In 2010 the Company received a performance-based milestone payment of $25 million under the RFP-3 contract. The milestone payment has been revenue recognized in 2010-2012 in concurrence with delivery of the initial 20 million dose order. The RFP-3 contract has a reimbursement clause in the event that Bavarian Nordic does not comply with the terms of the contract. Bavarian Nordic considers it highly unlikely that this will occur	153,035	135,318
Operational leasing
Leasing obligations for cars.
The rental agreements are irrevocable up to 35 months.
—Due within 1 year	1,525	1,651
—Due between 1 and 5 years	2,091	1,714
Minimum leasing cost recognized in net profit for the year	2,173	2,120
Rental commitments
Rental agreements for laboratory and offices facilities.
The rental agreements are irrevocable from 1 to 49 months.
—Due within 1 year	19,132	17,397
—Due between 1 and 5 years	32,968	37,374
Minimum rental cost recognized in net profit for the year	18,893	16,189
Collaborative agreements
Contractual obligations with research partners for long-term research projects.
—Due within 1 year	13,423	5,810
—Due between 1 and 5 years	55,705	65,764
—Due after 5 years	12,243	—

        The Company has license agreements with the National Cancer Institute (NCI) and Public Health Service (PHS) in the U.S. for PROSTVAC, CV 301 and brachyury, respectively. The

Notes to the Consolidated Financial Statements (Continued)

28 Contingent liabilities and other contractual obligations (Continued)

agreements include contingent liabilities for the Company to pay performance-based royalties, if and when certain milestone events are achieved. Payments considered remote are not included in the amounts above.

        Further, the agreements include potential contingent liabilities for the Company to pay additional sublicensing royalties on the fair market value of consideration received, if and when the Company grants such sublicenses. See disclosures for PROSTVAC in note 30 below. These payments are not included in the amounts above.

DKK thousand	2014	2013
Other contractual obligations
Other obligations include among other things purchase commitments related to filling of vaccines.
—Due within 1 year	27,522	115,293
—Due between 1 and 5 years	180	227
—Due after 5 years	—	42

The PROSPECT study

        Bavarian Nordic, Inc. has signed a contract with PPD Development, LP regarding implementation/management of the PROSPECT study. Bavarian Nordic, Inc. may terminate the contract with one month's notice. Upon termination of the contract before the study has been completed Bavarian Nordic, Inc. shall reimburse PPD Development, LP for all non-cancelable obligations to third parties as well as any obligations agreed on for the purpose of winding down the study.

Incentive agreements

        The total outstanding consideration regarding incentive agreements with Paul Chaplin, James B. Breitmeyer and Reiner Laus amounts to a maximum of DKK 98 million. As per December 31, 2014 the provision amounts to DKK 22 million. For further description of the incentive agreement see note 23.

Company mortgage

        Bavarian Nordic A/S has by letter of indemnity (DKK 150 million) granted Nordea Bank Denmark a floating charge on unsecured claims arising from the sale of goods and services and stocks of raw materials, intermediate products and finished products. The floating charge secures the operating credit line of DKK 20 million. In addition, the floating charge secures the line for trading in financial instruments (DKK 50 million).

Lawsuits

        Based on management's assessment Bavarian Nordic is not involved in any lawsuits or arbitration cases which could have a material impact on the Group's financial position or results of operations.

Notes to the Consolidated Financial Statements (Continued)

29 Significant events after the balance sheet date

        In March 2015 Bavarian Nordic signed an agreement that provides Bristol-Myers Squibb an exclusive option to license and commercialize PROSTVAC. Bavarian Nordic can receive up to $975 million in upfront and milestone payments. The agreement includes the following payments:

  ▪
  upfront option grant payment of $60 million;

  ▪
  option exercise and license payment of $80 million; and subject to the exercise of the option, payments of:

  ▪
  additional incremental payments starting at $50 million, but with a potential to exceed $230 million should the median overall survival benefit of PROSTVAC exceed the efficacy seen in Phase 2 results;

  ▪
  regulatory milestones of up to $110 million receivable upon grant of final regulatory approval in pre-specified major markets; and

  ▪
  sales milestones of up to $495 million.

        At signing Bavarian Nordic received the upfront option grant payment of $60 million, which was recognized as a prepayment from customers in the statement of financial position as of September 30, 2015

        The National Cancer Institute (NCI) has rights to 10% of the upfront option payment of $60 million, which has been paid as of September 30, 2015, as well as 10% of the option exercise and license payment of $80 million, if and when BMS exercises the option.

        In May 2015 The European Investment Bank granted Bavarian Nordic a EUR 50 million loan facility.

        In June the U.S. National Institutes of Health exercised several contract options for the development of a vaccine against Marburg virus. The contract, originally awarded in 2012, will provide approximately $15 million in additional funds.

        In July 2015 Bavarian Nordic received an IMVAMUNE/IMVANEX Smallpox Vaccine order from the U.S. Government valued at $133 million.

        In August 2015 Bavarian Nordic announced the resignation of James B. Breitmeyer as Executive Vice President and Chief Development Officer.

        In September 2015 Bavarian Nordic received a $9 million contract from Janssen as part of the Advanced Development of Prime-Boost Ebola Vaccine Regimen.

30 Approval of the consolidated financial statements

        The consolidated financial statements were approved by the Board of Directors and Corporate Management and authorized for issue on October 19, 2015.

Unaudited Condensed Consolidated Income Statements for the Periods Ended
September 30, 2015 and 2014

		July 1— September 30,		Nine months ended September 30,
DKK thousand	Note	2015	2014	2015	2014
Revenue	3	79,100	225,205	703,015	675,591
Production costs	4	43,542	99,135	245,678	328,116

Gross profit		35,558	126,070	457,337	347,475

Research and development costs	5	77,663	121,864	296,848	313,483
Distribution costs		5,573	11,666	32,998	34,365
Administrative costs		34,851	44,166	125,249	120,962

Total operating costs		118,087	177,696	455,095	468,810

Income before interest and tax (EBIT)		(82,529)	(51,626)	2,242	(121,335)

Financial income	6	2,941	31,998	78,853	40,037
Financial expenses	7	7,459	1,115	20,628	3,249

Income (loss) before company tax		(87,047)	(20,743)	60,467	(84,547)

Tax (benefit) on income (loss) for the period	8	(37,422)	(2,340)	3,356	(12,507)

Net profit (loss) for the period		(49,625)	(18,403)	57,111	(72,040)

Earnings per share (EPS)—DKK
Basic earnings per share of DKK 10		(1.8)	(0.7)	2.1	(2.8)
Diluted earnings per share of DKK 10		(1.8)	(0.7)	2.1	(2.8)

RESTRICTED BUSINESS PROPRIETARY

Unaudited Condensed Consolidated Statements of Comprehensive Income for the Periods
Ended September 30, 2015 and 2014

	July 1–September 30,		Nine months ended September 30,
DKK thousand	2015	2014	2015	2014
Net profit for the period	(49,625)	(18,403)	57,111	(72,040)

Items that might be reclassified to the income statement:
Exchange rate adjustments on translating foreign operations	449	(26,934)	(32,152)	(29,498)

Other comprehensive income after tax	449	(26,934)	(32,152)	(29,498)

Total comprehensive income	(49,176)	(45,337)	24,959	(101,538)

Unaudited Condensed Consolidated Statements of Financial Position—Assets
as of September 30, 2015 and December 31, 2014

DKK thousand	Note	September 30, 2015	December 31, 2014
Assets
Acquired licenses		—	24,719
Software		3,740	4,835
IMVAMUNE/IMVANEX development project		90,882	78,357
Intangible assets in progress		2,245	1,283

Intangible assets		96,867	109,194

Land and buildings		217,015	226,144
Leasehold improvements		678	892
Plant and machinery		58,214	64,606
Fixtures and fittings, other plant and equipment		17,878	20,900
Assets under construction		24,912	24,031

Property, plant and equipment		318,697	336,573

Other receivables		892	792

Financial assets		892	792

Deferred tax assets		136,287	121,586

Total non-current assets		552,743	568,145

Development projects for sale		66,843	—

Inventories	9	154,113	121,847

Trade receivables		88,900	186,783
Tax receivables		4,499	4,913
Other receivables	10	13,519	14,516
Prepayments		24,608	11,357

Receivables		131,526	217,569

Securities		771,569	581,350
Cash and cash equivalents		462,345	398,357

Securites, cash and cash equivalents		1,233,914	979,707

Total current assets		1,586,396	1,319,123

Total assets		2,139,139	1,887,268

Unaudited Condensed Consolidated Statements of Financial Position—Equity and Liabilities
as of September 30, 2015 and December 31, 2014

DKK thousand	Note	September 30, 2015	December 31, 2014
Equity and liabilities
Share capital		278,344	276,712
Retained earnings		1,052,132	972,321
Other reserves		(27,813)	3,061

Equity		1,302,663	1,252,094

Provisions		18,057	18,603
Debt to credit institutions		31,816	33,293

Non-current liabilities		49,873	51,896

Debt to credit institutions		1,956	1,885
Prepayment from customers	11	613,116	375,190
Trade payables		51,557	58,666
Company tax		43	40
Provisions		2,471	4,214
Other liabilities	12	117,460	143,283

Current liabilities		786,603	583,278

Total liabilities		836,476	635,174

Total equity and liabilities		2,139,139	1,887,268

Significant accounting policies	1
Significant accounting estimates, assumptions and uncertainties	2
Financial instruments	13
Incentive plans	14
Loan facility agreement of EUR 50 million entered with the European Investment Bank	15
Significant changes in contingent liabilities and other contractual obligations	16
Significant events after the balance sheet date	17
Approval of the unaudited condensed consolidated interim financial statements	18

Unaudited Condensed Consolidated Statements of Cash Flow for the Periods
Ended September 30, 2015 and 2014

	Nine months ended September 30,
DKK thousand	2015	2014
Net profit for the period	57,111	(72,040)
Adjustment for non-cash items:
Financial income	(78,853)	(40,037)
Financial expenses	20,628	3,249
Tax on income for the period	3,356	(12,507)
Depreciation, amortization and impairment losses	32,651	33,316
Expensing (amortization) of IMVAMUNE/IMVANEX development project	2,692	25,400
Share-based payment	15,712	9,074
Adjustment for other non-cash items	—	(4)
Changes in development projects for sale	(39,918)	—
Changes in inventories	(32,266)	898
Changes in receivables	49,532	(57,716)
Changes in provisions	(2,140)	(287)
Changes in current liabilities	229,004	(97,872)

Cash flow from operations (operating activities)	257,509	(208,526)

Received financial income	32,255	5,896
Paid financial expenses	(2,181)	(3,249)
Paid company taxes	(17,614)	(3,785)

Cash flow from operating activities	269,969	(209,664)

Investments in and additions to intangible assets	(16,930)	(43,294)
Investments in property, plant and equipment	(12,620)	(39,733)
Investments in/disposal of financial assets	(100)	(99)
Investments in securities	(616,279)	(52,065)
Disposal of securities	407,462	148,186

Cash flow from investment activities	(238,467)	12,995

Payment on mortgage and construction loan	(1,406)	(6,368)
Proceeds from warrant programs exercised	17,821	2,109
Cost related to issue of new shares	(96)	—

Cash flow from financing activities	16,319	(4,259)

Cash flow of the period	47,821	(200,928)

Cash as of 1 January	398,357	346,799
Currency adjustments 1 January	16,167	166

Cash end of period	462,345	146,037

Unaudited Condensed Consolidated Statements of Changes in Equity for the Periods Ended September 30, 2015 and 2014

DKK thousand	Share capital	Retained earnings	Reserves for currency adjustment	Share-based payment	Equity
Equity as of January 1, 2015	276,713	972,320	(35,185)	38,246	1,252,094
Comprehensive income for the period
Net profit	—	57,111	—	—	57,111
Other comprehensive income
Exchange rate adjustments on translating foreign operations	—	—	(32,152)	—	(32,152)
Total comprehensive income for the period	—	57,111	(32,152)	—	24,959
Transactions with owners
Share-based payment	—	—	—	7,885	7,885
Warrant program exercised	1,631	22,661	—	(6,471)	17,821
Warrant program expired	—	136	—	(136)	—
Cost related to issue of new shares	—	(96)	—	—	(96)
Total transactions with owners	1,631	22,701	—	1,278	25,610

Equity as of September 30, 2015	278,344	1,052,132	(67,337)	39,524	1,302,663

DKK thousand	Share capital	Retained earnings	Reserves for currency adjustment	Share-based payment	Equity
Equity as of January 1, 2014	260,944	652,021	6,368	56,958	976,291
Comprehensive income for the period
Net profit	—	(72,040)	—	—	(72,040)
Other comprehensive income
Exchange rate adjustments on translating foreign operations	—	—	(29,498)	—	(29,498)
Total comprehensive income for the period	—	(72,040)	(29,498)	—	(101,538)
Transactions with owners
Share-based payment	—	—	—	4,580	4,580
Warrant program exercised	185	2,923	—	(999)	2,109
Warrant program expired	—	18,895	—	(18,895)	—
Total transactions with owners	185	21,818	—	(15,314)	6,689

Equity as of September 30, 2014	261,129	601,799	(23,130)	41,644	881,442

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. Significant accounting policies

        The interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

        The interim financial statements are presented in Danish kroner (DKK), which is considered the primary currency of the Group's activities and the functional currency of the parent company.

        The accounting policies used in the interim financial statements are consistent with those used in the consolidated financial statements for 2014 and in accordance with the recognition and measurement policies in the International Financial Reporting Standards (IFRS) as issued by the IASB. However, the Company entered into a new significant agreement with Bristol-Myers Squibb (BMS) and the following represents the accounting policies with regard to this agreement:

Accounting for BMS PROSTVAC Agreement

        In March 2015, Bavarian Nordic entered into an Option and License Agreement with BMS under which the Company can receive up to $975 million in upfront and milestone payments. The agreement includes the following payments:

  ▪
  upfront option grant payment of $60 million;

  ▪
  option exercise and license payment of $80 million;

  ▪
  additional incremental payments starting at $50 million, but with a potential to exceed $230 million should the median overall survival benefit of PROSTVAC exceed the efficacy seen in Phase 2 results;

  ▪
  regulatory milestones of up to $110 million receivable upon grant of final regulatory approval in pre-specified major markets; and

  ▪
  sales milestones of up to $495 million.

        Bavarian Nordic received the upfront option grant payment of $60 million, which was recognized as a prepayment from customers in the statement of financial position as of September 30, 2015 and will be recognized as revenue if and when BMS exercises the option (or if the option expires unexercised). Upon any such exercise of the option by BMS, the PROSTVAC license and any associated trial information to date will effectively transfer to BMS without any restrictions. Accordingly, we will recognize as revenue the option exercise and license payments. As BMS and we have agreed that we will complete the Phase 3 trial, a portion of the payment will be allocated to the completion of the Phase 3 trial of PROSTVAC if BMS exercises its option before the Phase 3 trial is completed. Upon completion of the Phase 3 trial, the Company will recognize as revenue the Phase 3 completion milestone payments. Regulatory and sales milestone payments will be recognized as revenue when relevant milestones are achieved.

        The National Cancer Institute (NCI) has rights to 10% of the upfront option payment of $60 million, which has been paid as of September 30, 2015, as well as 10% of the option exercise and license payment of $80 million, if and when BMS exercises the option.

Acquired NCI licenses

        As a result of the new agreement entered into with BMS regarding PROSTVAC, Management reassessed the accounting treatment of acquired NCI licenses. As part of the Company's business model and core operations, the Company acquires licenses for further development with subsequent disposal of the licenses either through a sale or by entering into a partnership agreement under

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

1. Significant accounting policies (Continued)

which the licenses are assumed to be effectively transferred to the partner. Prior to March 2015, previously acquired licenses from the National Cancer Institute (NCI) have been recognized as an intangible asset because it has been undetermined whether the licenses would be recovered through use by the Company itself or through sale. The NCI licenses will effectively transfer to BMS if the option related to the PROSTVAC agreement is exercised. In the first quarter of 2015, Management has therefore reclassified the acquired NCI licenses from intangible assets to development project for sale under current assets. Therefore, the carrying amount of the acquired licenses as of March 2015 (DKK 28 million) has been reclassified. As the reclassification is a result of the change in the Company's expectations of how it will realize the asset as a consequence of the agreement with BMS and thus, the comparative figures for 2014 have not been restated. Further, in accordance with the license agreement with NCI, Bavarian Nordic has an obligation to pay 10% of the received upfront option payment from BMS to NCI. This additional license payment of $6 million has been paid and is recognized as part of the development projects for sale (see below).

"Accounting policy for "Development projects for sale"

        Development projects for sale consist of licenses that have been acquired with the intent to further develop the technology and subsequently disposal of the licenses either through a sale or by entering into a partnership agreement under which the licenses are assumed to be transferred to the partner.

        Only the license payments to acquire the licenses are capitalized whereas all costs related to further development of the technology are expensed in the year they occur unless the criteria for recognition as an asset are met.

        At initial recognition acquired licenses are measured at cost. Subsequently the acquired licenses are measured at the lower of cost and net realisable value.

        The net realisable value is the estimated sales price in the ordinary course of business less relevant sales costs determined on the basis of marketability."

        The Company refers to the consolidated financial statements for 2014 for further description of the accounting policies.

2. Significant accounting estimates, assumptions and uncertainties

        In the preparation of the interim financial statements according to IAS 34, Interim Financial Reporting, as issued by the IASB, Management is required to make certain estimates as many financial statement items cannot be reliably measured, but must be estimated. Such estimates comprise judgments made on the basis of the most recent information available at the reporting date. It may be necessary to change previous estimates as a result of changes to the assumptions on which the estimates were based or due to supplementary information, additional experience or subsequent events.

        Similarly, the value of assets and liabilities often depends on future events that are somewhat uncertain. In that context, it is necessary to set out e.g. a course of events that reflects Management's assessment of the most probable course of events.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

2. Significant accounting estimates, assumptions and uncertainties (Continued)

        Further to the significant accounting estimates, assumptions and uncertainties, which are stated in the consolidated financial statements for 2014 (note 2), Management has not changed significant estimates and judgments regarding recognition and measurement.

        In accordance with the Group's accounting policy, Management has assessed whether the upfront option payment of USD 60 million represents a transfer of goods or services that has value to Bristol-Myers Squibb on a stand-alone basis. As Management has concluded that no goods or services have been transferred yet, the upfront option payment of USD 60 million is recognized in the statement of financial position at September 30, 2015 as a prepayment from customers.

3. Revenue

	July 1 - September 30,		Nine months ended September 30,
DKK thousand	2015	2014	2015	2014
IMVAMUNE/IMVANEX sale	170	190,237	77,592	576,256
Other product sale	17,608	—	518,908	—

Sale of goods	17,778	190,237	596,500	576,256

Contract work	61,322	34,968	106,515	99,335

Sale of services	61,322	34,968	106,515	99,335

Revenue	79,100	225,205	703,015	675,591

4. Production costs

DKK thousand
Cost of goods sold, IMVAMUNE/IMVANEX sale	14	78,279	20,497	270,890
Cost of goods sold, other product sale	3,532	—	122,829	—
Contract costs	27,975	20,187	55,680	51,407
Other production costs	12,021	669	46,672	5,819

Production costs	43,542	99,135	245,678	328,116

5. Research and development costs

DKK thousand
Research and development costs incurred in the period	108,098	146,031	365,053	378,908
Of which:
Contract costs recognized as production costs	(27,975)	(20,187)	(55,680)	(51,407)
Capitalized development costs	(2,640)	(11,795)	(15,217)	(39,418)

	77,483	114,049	294,156	288,083
Expensing (amortization) of prior-year costs attributable to the IMVAMUNE/IMVANEX development project	180	7,815	2,692	25,400

Research and development costs	77,663	121,864	296,848	313,483

        Research and development costs for the three and nine months ended September 30, 2015 of DKK 77,663 thousand and DKK 296,848 thousand, respectively, include severance costs of DKK 0 million and DKK 12 million as the research and development functions were centralized, the

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

5. Research and development costs (Continued)

divisional structure of "Cancer Immunotherapy" and "Infectious Diseases" was merged and the headcount was reduced by approximately 40 researchers in the second quarter of 2015.

6. Financial income

	July 1 - September 30,		Nine months ended September 30,
DKK thousand	2015	2014	2015	2014
Financial income from securities	4,172	906	11,423	2,177
Fair value adjustments on securities	—	44	—	895
Net gains on derivative financial instruments at fair value in the income statement	(757)	(1,772)	14,577	2,794
Net foreign exchange gains	(474)	32,820	52,853	34,171

Financial income	2,941	31,998	78,853	40,037

7. Financial expenses

DKK thousand
Interest expenses on debt	577	1,115	1,999	3,249

Interest expenses on financial liabilities not measured at fair value in the income statement	577	1,115	1,999	3,249
Fair value adjustments on securities	7,031	—	18,778	—
Adjustment of net present value of provisions	(149)	—	(149)	—

Financial expenses	7,459	1,115	20,628	3,249

8. Tax on income for the period

        Tax on income was an expense of DKK 3 million, corresponding to an effective tax rate of 5.6%. The low effective tax rate was primarily due to an intercompany transaction that results in a tax deductible expenditure for Bavarian Nordic A/S and is taxable income in Bavarian Nordic, Inc. But since the taxable income in Bavarian Nordic, Inc. can be offset with previously non-recognized tax losses carry forward, the net impact at the group level in the third quarter is a tax income, leading to a low effective tax rate for the nine month period ended September 30, 2015.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

9. Inventories

DKK thousand	September 30, 2015	December 31, 2014
Raw materials and supply materials	29,122	21,676
Work in progress	168,648	115,313
Manufactured goods and commodities	14,011	30,749
Write-down on inventory	(57,668)	(45,891)

Inventories	154,113	121,847

Write-down on inventory 1 January	(45,891)	(68,530)
Write-down during the period	(11,777)	(490)
Use of write-down	—	11,039
Reversal of write-down	—	12,090

Write-down end of period	(57,668)	(45,891)

10. Other receivables

DKK thousand	September 30, 2015	December 31, 2014
Receivable VAT and duties	4,425	5,919
Accrued interest	8,975	8,448
Other receivables	119	149

Other receivables	13,519	14,516

11. Prepayment from customers

DKK thousand
Prepayments from customers as of January 1	375,190	150,425
Prepayments received during the period	631,158	458,857
Recognized as income during the period	(393,232)	(234,092)

Prepayments from customers end of period	613,116	375,190

        Prepayment from customers have increased by DKK 238 million compared to December 31, 2014. The second upfront payment from Janssen of DKK 222 million ($35.8 million) was received in January and the upfront option payment of DKK 399 million ($60 million) from Bristol-Myers Squibb was received in March. In the first nine months of 2015 DKK 379 million have been recognized as revenue along with the deliveries to Janssen. The upfront payments from Janssen covers 60-70% of the agreed sales price.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

12. Other liabilities

DKK thousand
Financial instruments at fair value	—	710
Liability relating to phantom shares	10,857	17,176
Payable salaries, holiday accrual etc.	57,513	61,934
Other accrued costs	49,090	63,463

Other liabilities	117,460	143,283

13. Financial instruments

Method and assumption to determine fair value

        The Group has financial instruments measured at fair value at level 1 and level 2.

Securities (level 1)

        The portfolio of publicly traded government bonds and publicly traded mortgage bonds is valued at listed prices and price quotas.

Derivative financial instruments (level 2)

        Currency forward contracts, currency option contracts and currency swap contracts are valued according to generally accepted valuation methods based on relevant observable swap curves and exchange rates.

Fair value hierarchy for financial instruments measured at fair value

As of September 30, 2015

DKK thousand	Level 1	Level 2	Total
Securities	771,569	—	771,569

Financial assets measured at fair value in the income statement	771,569	—	771,569

As of December 31, 2014

DKK thousand	Level 1	Level 2	Total
Securities	581,350	—	581,350

Financial assets measured at fair value in the income statement	581,350	—	581,350

Derivative financial instruments at fair value in the income statement	—	(710)	(710)

Financial liabilities measured at fair value in the income statement	—	(710)	(710)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

14. Incentive plans

Outstanding warrants as of September 30, 2015

	Outstanding as of January 1	Options exercised	Annulled	Terminated	Transferred	Outstanding as of September 30
Board of Directors	65,000	(5,000)	—	—	—	60,000
CEO & President	130,000	(25,000)	—	—	—	105,000
Group Management	240,000	(25,000)	(60,000)	—	(60,000)	95,000
Other employees	1,028,550	(67,281)	(8,875)	—	(286,019)	666,375
Retired employees	255,171	(40,846)	—	(2,019)	346,019	558,325

Total	1,718,721	(163,127)	(68,875)	(2,019)	—	1,484,700

Weighted average exercise price	90	109	104	194	—	87

Weighted average share price at exercise		334

Numbers of warrants which can be exercised as of September 30, 2015						80,500

at a weighted average exercise price of DKK						54

        The total recognized cost of the warrant programs was DKK 7.9 million in the first nine months of 2015 (DKK 4.5 million for the first nine months of 2014).

Specification of parameters for Black-Scholes model

DKK	Aug 2011	May 2012	Aug 2012	Feb 2013	Aug 2013	Dec 2013	Aug 2014
Average share price	50.00	43.30	52.00	45.50	68.00	82.00	117.50
Average exercise price at grant	54.10	54.00	59.10	55.00	73.90	96.50	131.40
Expected volatility rate	73.4%	52.5%	50.0%	28.3%	36.4%	35.4%	39.7%
Expected life (years)	3.3	3.3	3.3	3.1	3.3	3.3	3.3
Expected dividend per share	—	—	—	—	—	—	—
Risk-free interest rate per annum	1.08%	0.31%	-0.09%	0.22%	0.78%	0.74%	0.63%
Fair value at grant(1)	24	13	16	6	16	17	29

The expected volatility is based on the historical volatility.

(1)
Fair value of each warrant at grant date applying the Black-Scholes model

15. Loan facility agreement of EUR 50 million entered with the European Investment Bank

        In May 2015, Bavarian Nordic secured a loan facility of EUR 50 million from the European Investment Bank (EIB) in support of the Company's research and development of novel vaccines against Ebola and other infectious diseases as well as cancer immunotherapies. The loan facility, which is unsecured, may be utilized in one or more tranches. Under the terms of the agreement, Bavarian Nordic will have up to 18 months to draw on these monies. The loan is a three to five year

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

15. Loan facility agreement of EUR 50 million entered with the European Investment Bank (Continued)

bullet loan and could potentially carry a fixed or variable interest payment. The margin associated with the loan facility is 3.26%.

        As of September 30, 2015, the balance remains unused.

16. Significant changes in contingent liabilities and other contractual obligations

        If and when Bristol-Myers Squibb (BMS) exercises the option under the Option and License Agreement for PROSTVAC from March 2015, Bavarian Nordic will receive $80 million, and the National Cancer Institute (NCI) has a right to 10% of this payment, i.e. $8 million.

17. Significant events after the balance sheet date

        In October 2015 Bavarian Nordic received an order valued at $6.4 million for 143,000 doses of IMVAMUNE/IMVANEX from the Public Health Agency of Canada.

        In November 2015 Bavarian Nordic's share capital was increased by nominally DKK 1,852,970 as a consequence of employees' exercise of warrants. The total proceeds to Bavarian Nordic A/S from the capital increase amounted to DKK 10.8 million.

18. Approval of the unaudited condensed consolidated interim financial statements

        The unaudited condensed consolidated interim financial statements were approved by the Board of Directors and Corporate Management and authorized for issue on November 27, 2015.

American Depositary Shares
Representing            Shares

Bavarian Nordic A/S

PROSPECTUS

Cowen and Company	Piper Jaffray
Nomura

                      , 2016

Through and including                  , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

 PART II

Information Not Required in Prospectus

Item 6.    Indemnification of Directors and Officers.

        According to the Danish Companies Act, the general meeting is allowed to discharge our board members and members of our executive management from liability for any particular financial year based on a resolution relating to the financial statements. This discharge means that the general meeting will discharge such board members and members of our executive management from liability to our company. However, the general meeting cannot discharge any claims by individual shareholders or other third parties.

        Additionally, we intend to enter into agreements with our board members and members of our executive management, pursuant to which, subject to limited exceptions, we will agree to indemnify such board members and members of our executive management from civil liability, including (i) any reasonably incurred damages or fines payable by them as a result of an act or failure to act in the exercise of their duties performed before or after the date of the indemnification agreement; (ii) any reasonable costs of conducting a defense against a claim; and (iii) any reasonable costs of appearing in other legal proceedings in which such individuals are involved as current or former board members or members of our executive management.

        There is a risk that such agreements will be deemed void under Danish law, either because they are deemed contrary to the rules on discharge of liability in the Danish Companies Act, as set forth above, because the agreements are deemed contrary to sections 19 and 23 of the Danish Act on Damages, which contain mandatory provisions on recourse claims between an employee (including members of our executive management) and the company, or because the agreements are deemed contrary to the general provisions of the Danish Contracts Act.

        The form of underwriting agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our directors and officers upon the terms and subject to the conditions specified therein.

Item 7.    Recent Sales of Unregistered Securities.

        The following list sets forth information as to all securities we have sold since January 1, 2013, which were not registered under the Securities Act.

  1.
  In October 2014, we issued an aggregate of 1,331,984 shares for aggregate gross proceeds of DKK 250.9 million (private placement).

  2.
  In May and November 2014 and March, May, September and November 2015, we issued an aggregate of 593,326 shares for aggregate gross proceeds of DKK 43 million (exercise of employee warrants).

        In November 2015, we issued (i) 149,797 shares upon the exercise of outstanding warrants on November 16, 2015 at an exercise price of DKK 59.1 per share and (ii) 35,500 shares upon the exercise of outstanding warrants on November 16, 2015.

        The transactions described above were made outside the United States pursuant to Regulation S or to U.S. persons pursuant to Rule 701 promulgated under the Securities Act, in that the securities were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701 or to U.S. persons pursuant to Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering.

Item 8.    Exhibits and Financial Statement Schedules.

        (a) Exhibits.    See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

        (b) Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 9.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Kvistgaard, Denmark, on January 4, 2016.

BAVARIAN NORDIC A/S
By:	/s/ PAUL CHAPLIN Paul Chaplin President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gerard van Odijk, Paul Chaplin and Ole Larsen, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PAUL CHAPLIN Paul Chaplin	President and Chief Executive Officer (Principal Executive Officer)	January 4, 2016
/s/ OLE LARSEN Ole Larsen	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 4, 2016
/s/ GERARD VAN ODIJK Gerard van Odijk	Chairman of the Board of Directors	January 4, 2016

Signature			Title	Date

/s/ ANDERS GERSEL PEDERSEN Anders Gersel Pedersen			Deputy Chairman of the Board of Directors	January 4, 2016
/s/ CLAUS BRAESTRUP Claus Braestrup			Board Member	January 4, 2016
/s/ ERIK GREGERS HANSEN Erik Gregers Hansen			Board Member	January 4, 2016
/s/ PETER KÜRSTEIN Peter Kürstein			Board Member	January 4, 2016
Seth Lewis
Authorized Representative in the United States
By:	/s/ SETH LEWIS
	Name:	Seth Lewis
	Title:	Vice President, Investor Relations US

 EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement.
3.1		Articles of Association.
4.1		Reference is made to exhibit 3.1.
4.2		Deposit Agreement (incorporated by reference to Exhibit (a) to the Registrant's Form F-6 (No. 333-188749) filed with the Securities and Exchange Commission on May 22, 2013).
4.3	*	Form of Amended and Restated Deposit Agreement.
4.4	*	Form of American Depositary Receipt (included in Exhibit 4.3).
5.1	*	Opinion of Kromann Reumert.
8.1	*	Opinion of Kromann Reumert as to certain tax matters.
10.1	†	Contract by and between the Company and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services dated June 4, 2007, as amended.
10.2	†	Contract by and between the Company and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services dated November 16, 2009, as amended.
10.3	†
Cooperative Research and Development Agreement for Extramural-PHS Clinical Research by and between Bavarian Nordic Inc. and the U.S. Department of Health and Human Services, as represented by the National Cancer Institute an Institute, Center, or Division of the National Institutes of Health, effective August 12, 2008, as amended.
10.4	†	License Agreement by and between Bavarian Nordic Inc. and the Public Health Service, dated August 12, 2008, as amended.
10.5	†
Cooperative Research and Development Agreement for Extramural-PHS Clinical Research by and between Bavarian Nordic Inc. and the U.S. Department of Health and Human Services, as represented by the National Cancer Institute an Institute, Center, or Division of the National Institutes of Health, effective October 3, 2011.
10.6	†	License Agreement by and between Bavarian Nordic Inc. and the Public Health Service, dated October 3, 2011, as amended.
10.7	†	License Agreement by and between Bavarian Nordic Inc. and the National Institutes of Health, dated May 28, 2013, as amended.
10.8	†	Collaboration and License Agreement by and between the Company and Crucell Holland B.V., dated October 22, 2014, as amended.
10.9	†	Development and Supply Agreement by and between the Company and Crucell Holland B.V., dated October 22, 2014.
10.10	†	Option and License Agreement by and between the Company, Bavarian Nordic Inc. and Bristol-Myers Squibb Company, dated March 3, 2015.
10.11		Form of Indemnification Agreement for board members and executive management.
10.12	†	Collaboration and License Agreement between Janssen Pharmaceuticals Inc. and Bavarian Nordic A/S, dated December 18, 2015.
21.1		List of Subsidiaries.
23.1		Consent of Deloitte.
23.2	*	Consent of Kromann Reumert (included in Exhibits 5.1 and 8.1).
24.1		Power of Attorney (included on signature page).

*
To be provided by amendment.
†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.